Exhibit C-6

EQUALITY + GROWTH

A Strong Middle Class

Tabled in the House of Commons
by the Honourable William Francis Morneau, P.C., M.P.
Minister of Finance

February 27, 2018

©Her Majesty the Queen in Right of Canada (2018)

All rights reserved

All requests for permission to reproduce this document or any part thereof shall be addressed to

the Department of Finance Canada.

For more information, please contact Service Canada at

1 800 O-Canada (1-800-622-6232)

TTY: 1-800-926-9105

Cat No.: F1-23/3E-PDF

ISSN: 1719-7740

This document is available on the Internet at www.fin.gc.ca

Cette publication est aussi disponible en français.

Table of Contents

INTRODUCTION	9

ECONOMIC AND FISCAL OVERVIEW	21

CHAPTER 1 - GROWTH	29

More Help for the Middle Class and People Working Hard to Join It	32

Introducing the Canada Workers Benefit	32

Improving Access to the Canada Workers Benefit	34

Strengthening the Canada Child Benefit	35

Improving Access to the Canada Child Benefit and Other Benefits	36

Enhancing the Wage Earner Protection Program	37

A More Secure Retirement	37

Protecting Canadians’ Pensions	39

Building More Rental Housing for Canadian Families	39

Equality in the Workforce	41

Addressing the Gender Wage Gap	42

Progress Toward Equal Pay for Equal Work	43

Pay Transparency	44

Supporting Equal Parenting and the Flexibility for Earlier Returns to Work	45

More Accessible and Affordable Early Learning and Child Care	50

Children in the House and Parental Leave for Parliamentarians	52

Supporting Community Women’s Organizations	53

A National Conversation on Gender Equality With Young Canadians	54

Engaging Men and Boys to Promote Gender Equality	54

Evidence-Based Policy	54

Skills for Tomorrow’s Economy	56

Canada Summer Jobs 2019–20	56

Improving the Quality of Career Information and Program Results	56

Making Employment Insurance More Responsive and Effective	56

Improving Access to the Canada Learning Bond	58

Labour Market Transfer Agreements	58

Progress on Lifelong Learning	59

Helping Women Enter and Succeed in the Trades	60

Pre-Apprenticeship Program	61

Women in Construction Fund	61

1

Getting Into and Staying in the Workforce and Career Pathways for Visible Minority Newcomer Women in Canada	62

Helping Vulnerable People Access Government Funding	62

Investing in Skills for the Future	63

Horizontal Skills Review	64

Strengthening and Diversifying Trade	64

Modernizing the North American Free Trade Agreement	64

Europe	65

Asia-Pacific	65

Pursuing New Markets	66

Ensuring Rules-Based and Responsible Trade	67

A Fair Tax System for All Canadians	68

Cracking Down on Tax Evasion and Combatting Tax Avoidance	68

Combatting Aggressive International Tax Avoidance	70

Holding Passive Investments Inside a Private Corporation	72

Closing Tax Loopholes	77

CHAPTER 2 – PROGRESS	81

Investing in Canadian Scientists and Researchers	85

Supporting the Next Generation of Research and Researchers	86

Granting Councils	88

Canada Research Chairs	89

Research Support	90

Investing in the Equipment Researchers Need— Canada Foundation for Innovation	90

Harnessing Big Data	92

Leveraging the Full Potential of Business-Academia Collaboration	93

Stronger and More Collaborative Federal Science	96

Innovation and Skills Plan—A More Client-Focused Federal Partner for Business	100

Innovation Canada – Accelerated Growth Service	102

The Creation of Four Flagship Platforms	102

Placing Evidence at the Centre of Program Evaluation and Design	107

Expanding Access to Entrepreneurship in Canada	110

A New Women Entrepreneurship Strategy	110

Advancing Women Business Leaders	113

Expanding the Diversity of Entrepreneurs	114

Making it Easier for Entrepreneurs and Companies to Do Business	115

A New Intellectual Property Strategy	116

Modernizing Canada’s Regulatory Frameworks	118

Simpler and Better Procurement	119

2

Supporting the Rural Economy	120

Developing the Next Generation of Rural Broadband	120

Supporting Early-Stage Mineral Exploration by Junior Companies	120

Protecting Jobs in Eastern Canada’s Forestry Sector	121

Renewing Canada’s Network of Small Craft Harbours	121

CHAPTER 3 – RECONCILIATION	125

Achieving Better Results for Indigenous Peoples	130

Ensuring That Indigenous Children Are Safe and Supported Within Their Communities	130

Clean and Safe Drinking Water on Reserve	131

Indigenous Skills and Employment Training Program	132

Support for Distinctions-Based Housing Strategies	133

Indigenous Health: Keeping Families Healthy in Their Communities	133

Supporting Inuit Priorities	135

Supporting Métis Nation Priorities	135

Increased Health Supports for Survivors of Indian Residential Schools and Their Families	136

Supporting the Gord Downie & Chanie Wenjack Fund	136

Creating a More Responsive Income Assistance Program That Addresses the Needs of First Nations Communities	137

Supporting Indigenous History and Heritage	137

Indigenous Sport	137

Supporting the Expansion of the First Nations Land Management Act and the Successful Participation of First Nations Under the Act	138

Renewing the Matrimonial Real Property Implementation Support Program	139

Rights and Self-Determination	139

Supporting the Recognition and Implementation of Rights and Self-Determination	140

Helping Indigenous Nations Reconstitute	141

Permanent Bilateral Mechanisms	141

New Fiscal Relationship: Strengthening First Nations Institutions and Community Capacity	142

New Fiscal Relationship: Collaborating With Self-Governing Indigenous Governments	143

Strengthening Indigenous Data and Research Capability	143

CHAPTER 4 – ADVANCEMENT	147

Part 1: Canada’s Natural Legacy	149

A Clean Environment for Future Generations	149

Protecting Canada’s Nature, Parks and Wild Spaces	149

3

Protecting Marine Life	150

Establishing Better Rules to Protect the Environment and Grow the Economy	151

Pricing Carbon Pollution and Supporting Clean Growth	151

Adapting Canada’s Weather and Water Services to Climate Change	154

Extending Tax Support for Clean Energy	155

Part 2: Canada and the World	156

Advancing Gender Equality Around the World	156

Additional Support for the Feminist International Assistance Policy	159

Protecting Vulnerable Women and Girls	159

Enhancing Transparency in Canada’s International Assistance Programming	161

Implementing the 2030 Agenda for Sustainable Development	163

Part 3: Upholding Shared Values	167

Supporting the Health and Wellness of Canadians	167

Addressing the Opioid Crisis	167

Advisory Council on the Implementation of National Pharmacare	172

A Community-Based Approach to Dementia	173

Supporting a Healthy Seniors Pilot Project in New Brunswick	173

Expanding Eligibility Under the Thalidomide Survivors Contribution Program	174

Support for Canadians Impacted by Autism Spectrum Disorder	174

Expanding the Medical Expense Tax Credit for Psychiatric Service Dogs	175

Improving Compliance with the Canada Health Act	175

Taking Action to Reduce Smoking	175

Renewing and Enhancing the Federal Tobacco Control Strategy	176

Tobacco Taxation	176

Cannabis Taxation, Regulation and Public Protection: Legalizing Cannabis in 2018	177

Cannabis Taxation	177

Cannabis Public Education	178

Support for Canada’s Veterans	179

Cemetery and Grave Maintenance	180

Better Services for Veterans	181

Supporting Canada’s Heritage and Cultural Diversity	181

Supporting Canada’s Official Languages	181

Strengthening Multiculturalism and Addressing the Challenges Faced by Black Canadians	182

4

Investing in Canadian Content	183

Supporting Local Journalism	183

More Women and Girls in Sport	184

Supporting ParticipACTION	184

Supporting Special Olympics	184

Revitalizing National Capital Commission Assets	185

A New Partnership Between Library and Archives Canada and the Ottawa Public Library	185

Supporting the Canadian Museum for Human Rights	185

Good Governance	186

A New Process for Federal Election Leaders’ Debates	186

Upholding the Integrity of Canada’s Elections	186

Renewing and Modernizing Statistics Canada	186

Improving Client Services at the Canada Revenue Agency	188

Clarifying the Rules on Political Activities by Charities	189

Stabilizing and Future Transformation of the Federal Government’s Pay Administration (Phoenix)	190

Improving Service Delivery	191

Predictable Funding for Employment Insurance Service Delivery	192

Employment Insurance Call Centre Accessibility	192

Part 4: Security and Access to Justice	193

Access to Justice	193

Expanding Unified Family Courts	194

Combatting Gender-Based Violence and Harassment	196

National Human Trafficking Hotline	197

Taking Action to Prevent and Address Gender-Based Violence, Harassment and Discrimination	198

Addressing Corporate Integrity	202

A Strong Sanctions Regime	202

Ensuring Security and Prosperity in the Digital Age	203

Improving Cyber Security	203

Enabling Digital Services to Canadians	206

Enhancing the Security of Taxpayer Information	206

Investment Canada Act—National Security Review of Foreign Investments	207

Safeguarding the Integrity of Our Public Safety System	207

Supporting Those Who Keep Our Communities Safe	209

Support to Address Post-Traumatic Stress Injuries for Public Safety Officers	209

Supporting Mental Health for RCMP Police Officers	210

Further Improving Mental Health Supports for Inmates	210

5

Reopening the Penitentiary Farms at Joyceville and Collins Bay Institutions	210

Borders and Migration	211

Strengthening the Canada Border Services Agency	211

Irregular Migration: Managing the Border	211

Safeguarding Canadians With an Enhanced Passenger Protect Program	212

Protecting Air Travellers	212
Protecting Temporary Foreign Workers	212

CHAPTER 5 – EQUALITY	217

Budget 2018’s Gender Results Framework	217

Canada’s Commitment to Gender Budgeting	219

Education and Skills Development	222

Economic Participation and Prosperity	225

Leadership and Democratic Participation	229

Gender-Based Violence and Access to Justice	233

Poverty Reduction, Health and Well-Being	237

Gender Equality Around the World	241

GBA+ of Budget 2018	245

Strengthening Support for Low-Income Canadians	246

Helping Working Canadians	248

Supporting the Next Generation of Research and Researchers	251

Innovation and Skills Plan—A More Client-Focused Federal Partner for Business	255

Advancing Reconciliation with Indigenous Peoples	258

A Clean Environment for Future Generations	261

Supporting the Health and Well-Being of Canadians	263

Ensuring Security and Prosperity	269

Access to Justice	272

Improving Service Delivery	275

ANNEX 1 – ECONOMIC AND FISCAL OUTLOOK	283

Canadian Economic Developments	284

Global Economic Developments	294

Budget 2018 Economic Outlook	299

Risk Assessment	301

Budget 2018 Fiscal Outlook	302

ANNEX 2 – DETAILS OF ECONOMIC AND FISCAL PROJECTIONS	307

1. Private Sector Economic Projections	308

6

2. Economic and Fiscal Developments and Policy Actions since the 2017 Fall Economic Statement	311

3. Fiscal Projections	319

4. Supplementary Information	328

ANNEX 3 – STRENGHTENING AND MODERNIZING CANADA’S FINANCIAL SECTOR	353

Ensuring a Safe and Sound Financial System	353

Fostering Innovation and Competition	355

Enhancing Consumer Protection in Banking	356

Treasury Management	357

DEBT MANAGEMENT STRATEGY FOR 2018-19	362

7

A Plan that Puts People First

Over the past two years, the Government has invested in Canadians, and in the things that matter most to Canadians. These investments reflected the choice to reject austerity policies and instead invest wisely in strengthening the middle class and growing the economy. With a declining debt as a percentage of the economy, it’s a choice that makes sense for the Canadian economy.

And thanks to Canadians’ hard work, those early investments are paying off.

The economy is strong and growing. In the last two years, Canadians have created more than half a million jobs, the unemployment rate is near 40-year lows, and our towns and cities are better, cleaner places to live.

With lower taxes for the middle class and more help with the high cost of raising a family, Canadians are feeling more optimistic about the future. Everyday dreams—whether it’s paying down debt, saving for a first home or going back to school to train for a new job—are closer to reality.

By putting the needs of Canadians first, the Government has helped to bring good jobs, more money and renewed confidence to millions of middle class Canadians and their families.

Anna and Marc live in Burlington with their two-year-old twin daughters.

Anna was excited to return to her graphic design job after her maternity leave ended, but decided to take part-time hours to cut down on day care costs, and to give her more time to spend with her family.

Although they are able to cover their monthly costs with help from the Canada Child Benefit, Anna and Marc worry about what will happen if one of their parents gets sick, or if either of them loses their job and needs to find new work. This budget is for them.

Anna and Marc are realistic about what they can achieve—they remain optimistic that they will be able to give their girls a good life in a community they love.

And across Canada, a growing middle class is driving the stronger economic growth that helps create new jobs, and new opportunities for more people to succeed.

But more hard work lies ahead.

A single mother who is struggling to make ends meet doesn’t feel relief when good gross domestic product (GDP) growth numbers are posted—she’s focused on making sure her kids have what they need to be healthy, happy and strong.

A young person trying to land his first job doesn’t worry about consumer confidence—he just wants a chance to find good, meaningful work.

Introduction	9

And those who are no longer in the workforce, such as retirees? They care less about economic indicators, and more about making sure they can live their retirement with dignity and security.

These are the people whose hopes and dreams continue to build the Canada we know and love—the women and men who work hard every day to take care of their families, grow their businesses and build a stronger Canada.

With a strong and growing economy in place, now is the right time to focus on the deeper challenges that hold our economy—and our people—back.

It’s time build an economy that truly reflects the kind of country we are, wish to be and need to be.

A country where differences are recognized not as a barrier to success, but as a source of strength.

A place where every child has equal opportunities to achieve their dreams.

A Canada where every person has a real and fair chance at success.

All Canadians deserve the opportunity to contribute to, and prosper from, a strong and growing economy.

For all their hard work, and for all their efforts—seen and unseen, paid and unpaid—Canadians deserve an economy that truly works for them, built on a plan that puts people first.

This is the plan for people.

Canada’s Economy: Strong + Growing

Every day, Canadians work hard to build a better life for themselves and their families. Thanks to the efforts of Canada’s middle class and all those working hard to join it…

Canada’s economy is strong and growing. Canada has the fastest growing economy of all the Group of Seven (G7) countries, and is expected to remain among the fastest growing economies both this year and next.

There are more good, well-paying jobs. In the last two years, Canadians have created more than 500,000 jobs—nearly all of them full-time positions.

Consumer confidence is on the rise—now well above the Organisation for Economic Co-operation and Development (OECD) average, thanks in part to strong job growth and a growing economy.

Despite these gains, inflation is holding steady, making it easier for Canadians to afford day-to-day costs like food, transportation and clothing, while giving businesses the confidence they need to invest and create more jobs.

When Women Succeed, We All Succeed

“Equal pay and better economic opportunities for women boost economic growth—creating a bigger pie for everyone to share, women and men alike. Better opportunities for women also promote diversity and reduce economic inequality around the world. It is an economic no-brainer.”

— Christine Lagarde, Managing Director,

International Monetary Fund, November 2016

10

From the 1950s on, Canada welcomed a new generation of workers. For the first time in Canada’s history, well-educated, hard-working Canadian women entered the workforce en masse, helping to boost family incomes and drive economic growth.

Over the last 40 years, the rising number of women in the workforce has accounted for about a third of Canada’s real GDP per capita growth. Thanks to the contributions of hard-working women, family incomes are now higher, fewer children live in poverty and all Canadians are better off.

Layla’s mom Sarah was one of the first women in her neighbourhood to go back to work after her children were born. For Layla and her brothers, it was completely normal to have both parents working, and Layla knew from a young age that she would follow in her mom’s footsteps.

In recent years, women with young children have increasingly been able to enter and stay in the workforce, and in 2017 the share of working-age women in the labour force hit its highest point ever.

For Canadian families, this means greater financial security, and greater peace of mind as they look to the future. With good, steady incomes, hard-working moms have more money to support their families today, and save for years ahead.

With more women in the workforce, businesses benefit too—from the talent, ambition, new perspectives and hard work that women bring to their jobs.

Canada’s economy—Canada’s success—is deeply tied to women’s opportunity to work, and to earn a good living from that work.

Experts agree that our future prosperity depends on greater equality between Canadian women and men. Equality is not just an important value for women and their families, it benefits all Canadians.

McKinsey Global Institute estimates that by taking steps to advance greater equality for women—such as employing more women in technology and boosting women’s participation in the workforce—Canada could add $150 billion to its economy by 2026.

Similarly, RBC Economics estimates that adding more women to the workforce could boost Canada’s GDP by as much as 4 per cent. Closing—and eventually eliminating—the gap between the percentage of women and men who work may even offset expected economic declines brought on by an aging population.

And the Peterson Institute for International Economics has found that increasing the share of women in leadership positions from zero to 30 per cent translated into a 15 per cent boost in profits—that’s more money for businesses to invest in new jobs that will benefit more people.

11

Simply put, when women have the support and opportunities they need to fully contribute to Canada’s economy, the entire economy does better—today, and well into the future.

For Canadian businesses, hiring, promoting and retaining more women does more than boost the bottom line. Women bring unique perspectives and new ideas to their work, helping companies to innovate and solve problems in new ways.

When more women work, we build stronger companies—and stronger communities.

But the challenges that make it difficult for many women to earn a good living from their work are real and systemic, and the Government recognizes that.

Even when women are paid equally, they do not always have equal opportunities or equal treatment.

For too many Canadian women, the barriers to getting hired and getting promoted persist. This is especially true when social identities like race, religion, sexuality, disability and socio-economic status are considered alongside gender. These women may be pressured to take jobs that do not reflect their skills or education—such as a psychologist working in a food service job—simply because of their desire, and need, to work.

Discrimination and sexual harassment in the workforce, unbalanced parental leave, a decade of no investments in affordable child care, and the shortage of leaders who will advocate for equal workplaces—these are just some of the things that make it tough for women to succeed. And when women are denied opportunities to grow and succeed, we all pay the price.

There is growing consensus among Canadians that the time has come for things to change.

That begins with respect for the choices people make—whether they decide to work within the home, or outside the home.

Increasing the number of women in the workforce, and better supporting those who are already in the workforce, is not a problem to be solved, it’s an economic opportunity to be seized.

It’s a chance to give more Canadians equal access to good, well-paying jobs.

A chance to build a country that is more equal—and more prosperous.

It’s the right thing to do for Canadians, and the smart thing to do for our economy.

Women at Work: Opportunities to be Seized. Greater equality for women could produce significant economic benefits for Canada, but it’s important to know where things stand today, and to recognize the barriers that make it difficult for women to fully succeed in today’s economy.

12

Canadian women are less likely to participate in the economy, and once employed, more likely to work part-time. In January 2018, only 61 per cent of women were participating in the economy, compared to 70 per cent of men. Women who are 25 to 54 are three times more likely to hold part-time jobs than are men—about 1 million Canadian women aged 25 to 54 work part-time—often because they are caring for children, aging family members or family members with disabilities.

The wage gap between women and men has narrowed, but remains a barrier. The persistent wage gap between what Canadian women and men earn can make it difficult for women to get ahead. On average, women earn 69 cents for every dollar earned by men on an annual basis.

Canadian women are underrepresented in positions of leadership. Though they account for nearly half of the Canadian workforce, only a third of senior managers and one in 20 chief executive officers are women (Catalyst Canada).

Businesses in Canada are overwhelmingly owned by men. The share of small and medium-sized businesses owned by women is increasing but remains at 16 per cent.

The number of women in science, technology, engineering and mathematics (STEM) fields remains low. While close to 60 per cent of science and technology graduates are women, that number falls to only one-third of students studying engineering, math and computer science. What’s more, women who graduate from STEM fields earn, on average, $9,000 a year less than their male peers.

The demands of unpaid work can make it difficult for women to pursue opportunities for paid work. Canadian women devote approximately 4 hours a day to unpaid work, compared to about 3 hours for Canadian men. This could include caring for children or elderly parents, or simply doing the day-to-day work needed to support their families.

Not all women face the same challenges. Women with disabilities, visible minorities, Indigenous women, members of the LGBTQ2 community, new Canadians and others with marginalized intersecting identities often find it more challenging to find and keep a good job—not because of the quality of their work, but because of systemic biases that exclude them from opportunities open to other women and men. Despite having higher levels of education than Canadian-born women, only 58 per cent of recent immigrant women aged 25 to 54 are employed, compared to nearly 80 per cent of their non-immigrant counterparts.

Workplace harassment and gender-based violence have a real cost. For too many Canadian women, these challenges can make working difficult, or even impossible. Nearly one in three women in Canada have experienced some form of sexual harassment at work, according to a recent study by Employment and Social Development Canada.

13

Equality in Action

In previous budgets, the Government took strong and decisive steps toward building a more equal Canada—one where women and men are empowered to make positive changes that benefit their own lives, and our economy as a whole. These measures include:

The Canada Child Benefit (CCB), which gives more help to the families that need it most, such as those led by single mothers.

From baby clothes to bikes to braces to child care, raising children is expensive. The CCB helps families keep up with these high costs. Since its launch in July 2016, the CCB has been supporting more than 3.3 million families with children, putting almost $2 billion each month, tax-free, into the bank accounts of families who need it most.

For single-parent families—most often led by single mothers—the CCB is especially helpful. Last year, single mothers earning less than $60,000 a year received about $9,000 in benefit payments on average, making it easier for them to afford the things that give children a good quality of life—things like a safe place to live, healthy food, summer programs and new winter boots.

For an unemployed single mother who is struggling to make ends meet, the CCB could help with child care costs, making it more affordable for her to return to work. For a working single mother, it may provide the extra financial security needed so that she can work fewer hours, giving her more time to spend with her children.

Historic investments in infrastructure, including new money for public transit to help reduce long commute times and give families more time to spend together; and significant new investments in green infrastructure to ensure that Canada’s communities are healthy and productive places to live.

More money for social infrastructure that families need means substantial new investments in early learning and child care, to give children the best start in life and women the chance to support their families through work.

Though more and more men are taking on family responsibilities, women still carry the heaviest burden when it comes to looking after children and other family members, such as aging parents.

The lack of affordable and accessible child care in many communities means that for too many women, it just doesn’t make financial sense to return to work after parental leave ends. This puts a strain on families whose budgets rely on the support that two incomes can provide, and deprives Canadian workplaces of the talents, skills and insights that working mothers bring to their jobs.

To create more of the high-quality, affordable child care spaces that Canadian families need, and to make it more affordable for parents to return to work, the Government is investing $7.5 billion over 11 years.

14

This investment will increase the number of affordable child care spaces for low- and modest-income families by supporting up to 40,000 new subsidized child care spaces over the first three years after agreements are in place with provinces and territories. This will, in turn, allow thousands of parents, especially women, to return to the labour market, increasing their family’s financial security and contributing to economic growth that benefits all Canadians.

Housing for women and children escaping family violence, as part of the first-ever National Housing Strategy, that gives more Canadians a safe and affordable place to call home.

Across Canada, 1.7 million families don’t have a home that meets their basic needs. For these families, the lack of a safe and affordable home makes every other choice more difficult. Moving to a more affordable neighbourhood could mean less access to public transit, health care and other services—and fewer opportunities to find and keep good, well-paying jobs.

Rheal and Sam recently moved to a small apartment closer to Sam’s work. While this means that Sam will be able to walk to work, the couple is paying more in extra rent than they are saving on public transit. They also both worry about Rheal’s sister, who wants to leave an abusive relationship but can’t afford an apartment on her own.

Because of their relatively low household incomes, single mothers, women with disabilities, and senior women living alone often find it especially hard to find affordable housing. And for the thousands of Canadian women and children who are homeless due to family violence, housing in shelters doesn’t just provide a safe place to sleep, it saves lives.

To help more Canadians find safe and affordable places to call home, and to protect those already living in community housing from being displaced, the Government is implementing a comprehensive National Housing Strategy. Investments of more than $40 billion over the next 10 years will create over 100,000 new housing units and repair 300,000 housing units for Canadians. This means that 530,000 households will be removed from housing need, 435,000 will benefit from the maintenance and expansion of community housing in Canada, and the estimated number of chronically homeless shelter users will be reduced by 50 per cent. Moreover, at least 25 per cent of National Housing Strategy investments will support projects that specifically target the unique needs of women and girls, including senior women who are more likely than senior men to need affordable housing.

As part of the National Housing Strategy, the National Housing Co-Investment Fund commits to build and renew shelter spaces for survivors fleeing family violence, reducing the wait list for shelter spaces and lowering the number of women who might otherwise risk returning to an unsafe relationship or the street. Government investments in housing will create and repair at least 7,000 shelter spaces for survivors of family violence.

15

Greater support for women entrepreneurs, whose businesses have room to grow.

Priya runs a small export consulting business out of her home. She routinely has more work than she and her business partner can handle, but without additional capital, they are not able to hire the extra staff and secure the office space they need to service more clients.

With close to half of all new businesses in Canada now started by women, it’s clear that women entrepreneurs are a growing force in the Canadian economy.

At the same time, when it comes to business ownership, men still outnumber women by a large margin. Two-thirds of small and medium-sized businesses in Canada are still majority-owned by men, with fewer than one in six businesses (16 per cent) majority-owned by women. Because small businesses owned by women tend to be smaller than businesses owned by men, there is additional room for these businesses to grow. This growth potential was recognized by the 2015 Expert Panel on Championing and Mentorship for Women Entrepreneurs, chaired by Arlene Dickinson.

To help more women entrepreneurs take their businesses to the next level, the Business Development Bank of Canada (BDC) launched a $50 million fund in 2016 to give women-led technology firms greater access to venture and growth capital—and based a highly promising pipeline, the fund was increased to $70 million in November 2017. The BDC’s 2015 commitment to increase term lending to majority women-owned businesses to at least $700 million over three years has also been surpassed, and as of January 31, 2018, the BDC has lent $912 million to an additional 1,636 women-owned firms, resulting in a 49 per cent increase in its women-owned portfolio since the start of the initiative. These investments are expected to fuel the growth of these businesses and create jobs for Canadians across the country, while helping more women entrepreneurs become successful role models for the next generation of enterprising girls.

Marilyn is a widow who has lived alone since her husband passed away. She doesn’t want to move in with her adult daughter, who is busy raising her own family, and is grateful for the staff at the local food bank, who help to keep her cupboards stocked and spirits up.

Improvements to the Guaranteed Income Supplement, which provides greater income security for low-income seniors, especially senior women.

Retirement is meant to be the reward after a lifetime of hard work, but for too many senior women in Canada, it simply means financial hardship. Senior women are 1.5 times as likely to live in poverty as senior men. To give Canadian seniors greater security and a better quality of life, in 2016, the Government boosted the Guaranteed Income Supplement paid to low-income single seniors. This enhancement gives those seniors most in need as much as $947 more each year, and is helping to lift 13,000 vulnerable seniors—12,000 of them senior women—out of poverty.

16

More support for Canadians—most often women—who care for their loved ones.

Today, millions of Canadians provide informal care and support for family members who are seriously ill. For those who need help, the care they receive from their families is priceless. For those who offer help, however, balancing work and family responsibilities can be emotionally, physically and financially draining.

Johanne works full-time as a college instructor. Her dad, who lives alone, is recovering from a stroke. Thanks to the EI Family Caregiver Benefit, Johanne was able to take time off to help her dad, without losing all her income or her job.

To help lessen the burden on caregivers, the Government introduced a new Employment Insurance (EI) caregiving benefit that allows eligible caregivers to claim up to 15 weeks of EI benefits while they are temporarily away from work to support or care for a critically ill or injured family member.

Because women are more likely to provide care than men—accounting for about 70 per cent of claims under a previous compassionate care program—and because women spend more time per week engaged in caregiving compared to men, women are expected to get the most from this new benefit.

Equality + Growth: A Strong Middle Class

Canada is a country built on hard work, a place where people take care of each other, and work together to solve big challenges.

For the past two years, that hard work has helped to strengthen and grow Canada’s economy, creating more opportunities for the middle class and all those working hard to join it.

It is time for the Government, and for all Canadians, to tackle the next big challenge: making sure that every person has an equal chance to contribute to, and share in, Canada’s success.

Budget 2018 is a plan to deliver more prosperity and growth to Canadians, fuelled by greater equality for all Canadians.

17

This plan focuses on:

Growth—A strong economy starts with a strong and growing middle class. Budget 2018 introduces a more generous and accessible Canada Workers Benefit for low-income workers (formerly the Working Income Tax Benefit) and improved parental benefits, alongside continued investments to help Canadians find and keep good, well-paying jobs. Combined with historic pay equity legislation and new measures to improve tax fairness, these measures will give Canada’s middle class the help it needs to grow and prosper.

Progress—Investments in Budget 2018 will build on Canada’s tradition of innovation, helping to create positive change for ourselves, and the world. These investments in entrepreneurs, researchers and scientists will help build the Canada of tomorrow—and the strong middle class of today.

Reconciliation—Building on earlier investments, the distinctions-based investments to deliver clean water, housing, training, health care and other programs in Budget 2018 will help to secure a better quality of life for Indigenous Peoples, while laying the foundation for a renewed relationship based on the recognition of rights, respect, cooperation and partnership.

What is GBA+?

GBA+ is an analytical tool used to assess how different groups of women, men and gender-diverse people may experience policies, programs and initiatives.

The “plus“ acknowledges that GBA goes beyond biological (sex) and socio-cultural (gender) differences to consider intersecting factors such as race, ethnicity, age, disability and sexual orientation.

GBA+ provides the foundation for gender budgeting—ensuring that the impacts of individual budget proposals on different groups of people are understood, supporting better policy-making, priority-setting and decision-making.

Advancement—The country we share and the values that connect us help to define who we are as Canadians. Through Budget 2018, the Government highlights these points of connection with investments that protect Canada’s natural legacy, affirm our place in and commitment to the world, uphold our shared values and help make Canada a safer, more just country.

Equality—Where Budget 2017 included the Government’s first-ever Gender Statement—a high-level review of the ways in which the policies put forward affect women and men in different ways—Budget 2018 goes further, integrating considerations of gender impacts at each step of the budgeting process, and introducing a new Gender Results Framework. This Framework includes goals and indicators that will guide the Government’s decisions and measure Canada’s progress in achieving greater gender equality.

In Budget 2018, no budget decision was taken without being informed by Gender-based Analysis Plus (GBA+). And to ensure that gender remains a key consideration for future governments, the Government will introduce new GBA+ legislation to make gender budgeting a permanent part of the federal budget-making process.

18

Conclusion

Budget 2018 recognizes that Canada’s future economic success rests not only on the hard work of Canadians, but on giving more people—people like Anna and Marc, Layla, Sarah, Rheal and Sam, Priya, Marilyn, and Johanne—a real and fair chance to succeed.

For all they do, all Canadians deserve to be equal partners in society, and to share equally in the benefits that come from their hard work.

Budget 2018 will help make this goal a reality.

19

Introduction

Less than three years ago, with very low growth and stubbornly high unemployment, the Government chose to invest in strengthening the middle class and growing our economy rather than implement austerity policies including spending cuts or tax increases.

While austerity can come from fiscal necessity, it should not turn into a rigid ideology about deficits that sees any investment as bad spending. That approach has failed around the world, and in Canada.

Canadians understand that a country can’t cut its way to prosperity. They have the confidence to invest in the future, and the Government has the ability to do so. Canada’s strong fiscal fundamentals—anchored by a low and consistently declining debt-to-GDP (gross domestic product) ratio—means that Canada can make the investments that will strengthen and grow the middle class, and lay a more solid foundation for our children’s future.

The result? Instead of continued low growth from unneeded austerity, Canada now has the fastest growing economy in the Group of Seven (G7), and the International Monetary Fund (IMF) has argued that Canada’s economic policies should “go viral.” The Government’s investments in people and in the communities they call home are delivering greater opportunities for the middle class, and for all Canadians. Targeted investments, combined with the hard work of Canadians, have helped create good, well-paying jobs—and will continue to strengthen the economy over the long term.

Introduction	21

Measures like the middle class tax cut and the new Canada Child Benefit mean that Canadian families now have more money to save, invest and spend in their communities. Historic investments in public transit, green infrastructure and social infrastructure—such as early learning and child care and affordable housing—combined with investments in an ambitious Innovation and Skills Plan, will ensure that all Canadians have the support they need to compete and succeed.

Budget 2018 builds on this plan of investment over austerity, while maintaining a clear focus on fiscal responsibility and continuously improving fiscal results.

Canadian Economic Context

The Government’s plan to invest in people, in communities and in the economy has put more money in the pockets of Canadians, has helped create more well-paying jobs and is giving Canadians greater confidence in their future.

Since November 2015, Canadians have created almost 600,000 new jobs and the unemployment rate has fallen from 7.1 per cent to 5.9 per cent—close to its lowest level in over four decades. The Canadian economy has been remarkably strong, growing at a pace well above that of all other G7 countries since mid-2016 (Chart 1).

22

Strong output growth and a robust labour market—along with the measures that the Government has put in place to support the middle class over the past two years—are driving higher levels of Canadian consumer and business confidence and supporting wage growth (Chart 2). This positive sentiment and higher earnings are translating into solid growth in household spending and a recovery in business investment, which should continue to support economic growth.

Going forward, growth is expected to remain robust—however, upside and downside risks remain which could affect the economic outlook. In particular, global growth could surprise on the upside, and elevated confidence in Canada could continue to boost household spending here at home. However, uncertainty about the future of the North American Free Trade Agreement, tighter financial conditions and ongoing market volatility could weigh on Canadian growth prospects.

Economic and Fiscal Overview	23

Time to Look to Canada

“If you are looking for a country that has the diversity, the resilience, the positivity and the confidence that will not just manage this change but take advantage of it, there has never been a better time to look to Canada.”

—Prime Minister Justin Trudeau

1. Highly skilled, inclusive, diverse, mobile labour force

•   Most educated talent pool in the Organisation for Economic Co-operation and Development (OECD)—over 55 per cent of the population aged 25-64 has a post-secondary degree

•   Best availability of skilled labour in the G20 (International Institute for Management Development (IMD) World Competitiveness Center)

•   Highest workforce-ready immigration inflows in the G7

•   Budget 2018: plan to increase labour force participation of women, new Canadians and Indigenous Peoples

2. World-class science, research and innovation ecosystem

•   Leading the G20 in research and development (R&D) spending in higher education as a share of GDP (OECD)

•   One of the best R&D tax incentives in the G7

•   Budget 2018: largest investment in fundamental research ($3 billion) in Canadian history

3. Rich and diverse natural environment and resources

•   Exceptional endowment of energy and mineral resources

•   Responsible and predictable climate change policies

•   New, more predictable environmental assessment process

•   Budget 2018: $1.3 billion in investment to protect Canada’s nature legacy

4. Sound regulatory, financial and trade frameworks

•   Easiest place to start a business in the G20 (World Bank)

•   Network of free trade agreements covering over half of global economic activity

•   Promotion of investment and attraction of leading global firms through the new Invest in Canada Hub

•   One of the world’s soundest banking systems—ranked first in the G7 (World Economic Forum)

5. Strong, stable and predictable public institutions

•   Growth-enhancing, responsible fiscal policy

•   Lowest net public debt as a share of GDP in the G7

•   Successful inflation-targeting regime

24

Budget 2018 Investments

The Government continues to strengthen the middle class and make investments to support Canada’s long-term economic growth. Challenges posed by population aging, global climate change and rapid technological innovation underscore the importance of strong leadership and a forward-looking approach to strengthen growth for the middle class.

Budget 2018 continues the Government’s plan to invest in the middle class and puts a special focus on ensuring that all Canadians have the skills and opportunities they need to participate fully and equally in our economy. Budget 2018 also makes investments to put Canada at the forefront of scientific and technological innovation, protect Canada’s natural heritage and create opportunities for Indigenous people.

Table 1

Economic and Fiscal Developments Since the 2017 Fall Economic Statement (FES 2017) and Investments Included in Budget 2018

billions of dollars

		Projection
	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023
FES 2017 budgetary balance	-19.9	-18.6	-17.3	-16.8	-13.9	-12.5
Adjustment for risk from FES 2017	1.5	3.0	3.0	3.0	3.0	3.0
FES 2017 budgetary balance (without risk adjustment)	-18.4	-15.6	-14.3	-13.8	-10.9	-9.5
Economic and fiscal developments since FES 2017	3.0	3.6	4.1	3.5	2.8	2.8
Revised budgetary balance before policy actions and investments	-15.4	-12.0	-10.3	-10.3	-8.1	-6.7
Policy actions since FES 2017	2.4	2.2	-1.7	-1.6	-0.5	0.3
Investments in Budget 2018
Growth	0.0	0.3	-0.1	0.3	0.2	0.3
Progress	0.0	-0.9	-1.2	-1.4	-1.4	-1.6
Reconciliation	-0.1	-1.4	-1.2	-0.8	-0.7	-0.6
Advancement	-4.2	-1.8	-1.3	-1.3	-1.2	-0.6
Other Budget 2018 investments	-2.1	-1.6	1.1	1.1	0.9	-0.4
Total investments in Budget 2018	-6.3	-5.4	-2.6	-2.0	-2.2	-3.0
Total policy actions and investments	-4.0	-3.1	-4.3	-3.6	-2.7	-2.6
Budgetary balance	-19.4	-15.1	-14.5	-13.9	-10.8	-9.3
Adjustment for risk		-3.0	-3.0	-3.0	-3.0	-3.0
Final budgetary balance (with risk adjustment)	-19.4	-18.1	-17.5	-16.9	-13.8	-12.3
Federal debt (per cent of GDP)	30.4	30.1	29.8	29.4	28.9	28.4
Notes:	A negative number implies a deterioration in the budgetary balance. A positive number implies an improvement in the budgetary balance.

Economic and Fiscal Overview	25

Maintaining a Downward Deficit Track

Growth-generating investments in people, in communities and in the economy are balanced by sound fiscal management. The Budget 2018 fiscal track is broadly unchanged from the 2017 Fall Economic Statement and continues to show a decline in the federal debt-to-GDP ratio, along with steady improvements in the Government’s annual budgetary balance (Charts 3 and 4).

The federal debt-to-GDP ratio is projected to decline gradually over the forecast horizon, reaching 28.4 per cent in 2022–23. According to the IMF, Canada’s net debt-to-GDP ratio is by far the lowest among G7 countries and less than half the G7 average (Chart 3).

26

The Government will maintain this downward deficit and debt ratio track—preserving Canada’s low-debt advantage for current and future generations. Low debt supports economic growth and intergenerational equity by keeping interest costs low and preserving flexibility to face future challenges and shocks.

A detailed overview of the economic and fiscal outlook is included in Annex 2.

Economic and Fiscal Overview	27

Continued Economic Strength Would Accelerate Deficit Reduction

The fiscal projections presented in this budget are based on an average of the December 2017 private sector economic outlook survey, and also reflect upside and downside risks, noted above, identified through ongoing engagement with survey participants. Economists surveyed offered a wide range of views regarding future economic growth and, therefore, the path of nominal GDP (the broadest measure of the tax base). Changes in economic growth assumptions can have large impacts on the budgetary balance and debt-to-GDP profile over an extended projection horizon.

For example, if the Government based current fiscal projections on the average of the top four forecasts for nominal GDP growth, the budgetary balance would improve by $3.0 billion per year on average, and the federal debt-to-GDP ratio would fall by a further 1.1 percentage points than projected by 2022–23 (Chart 5).

Conversely, basing fiscal projections on the average of the bottom four individual forecasts for nominal GDP growth, the budgetary balance would worsen by $3.5 billion per year on average, and the federal debt-to-GDP ratio would still decline, but be 1.2 percentage points higher than projected in 2022–23.

28

“More women in leadership positions won’t just grow our economy, create jobs, and strengthen our communities. It will also lead to innovation and change in the workplace—innovation and change that workers so desperately need.”

—Prime Minister Justin Trudeau January 23, 2018

Making sure every Canadian has an equal and fair chance at success isn’t just the right thing to do, it’s the smart thing to do. Canada’s future prosperity depends on it.

To face the challenges of today and tomorrow, we will need the hard work and creativity of all Canadians. And in return, we need to make sure that the benefits of a growing economy are felt by more and more people—with more good, well-paying jobs for the middle class and everyone working hard to join it.

Over the last two years, Canada’s economic growth has been fuelled by a stronger middle class. Canadians’ hard work, combined with historic investments in people and in communities, helped to create more good jobs—while more help for those who need it most has meant more money for people to save, invest, and spend in their communities.

But there is more to do.

In Budget 2018, the Government is introducing new measures to help build an economy that truly works for everyone.

Growth	29

Introducing the Canada Workers Benefit, a strengthened version of the Working Income Tax Benefit, means that low-income workers can take home more money while they work—encouraging more people to join the workforce, and offering real help to more than 2 million Canadians, who are working hard to join the middle class.

Strengthening the Canada Child Benefit will give hard-working moms and dads more money each month to buy the things their families need—with the most help going to the families who need it most.

Improving parental benefits will help parents to share the burden of care at home more equally, while allowing people the flexibility to return to work sooner, if they so choose.

And introducing historic pay equity legislation will give more Canadian women fair compensation for their hard work and will set the standard for how women’s work is valued in the workplace. The Government is proud to lead these efforts to reduce the gender wage gap and ensure that women working in federally regulated industries receive equal pay for work of equal value.

The Government will also continue its investments in skills and training programs to give Canadians from all backgrounds the skills they need to succeed in an increasingly globalized world.

Budget 2018 also includes new measures to connect Canadian businesses with global customers, by strengthening and diversifying Canada’s trade relationships around the world.

Underpinning the Government’s efforts to help strengthen and grow the middle class is an unwavering commitment to equality of opportunity, and a belief that the wealthiest Canadians must pay their fair share. In addition to finalizing its plans to address tax planning strategies used by a few wealthy owners of private corporations, the Government is taking further action to close loopholes and combat aggressive international tax avoidance.

30	Chapter 1

Growth	31

More Help for the Middle Class and People Working Hard to Join It

The Government has a plan to invest in the middle class and people working hard to join it. This includes more support for those who need it most, to ensure that the benefits of growth are widely shared.

Over the last four decades, lower- and middle-income workers have seen their wage prospects stall—making it more difficult to make ends meet each month. At the same time, the number of Canadians in low-wage jobs is high by international standards, and many of these workers struggle to support their families and afford basics like healthy food and clothes for growing kids.

Introducing the Canada Workers Benefit

The Working Income Tax Benefit (WITB) is a refundable tax credit that supplements the earnings of low-income workers. By letting low-income workers take home more money while they work, the benefit encourages more people to join and remain in the workforce, and currently offers real help to Canadians who are working hard to join the middle class.

First introduced in the fall of 2005, the WITB has evolved over time. In 2016, the Government announced a $250 million enhancement of the WITB, starting in 2019, as part of the enhancement of the Canada Pension Plan. In the 2017 Fall Economic Statement, the Government committed to further enhance the WITB by an extra $500 million annually. This will put more money in the pockets of low-income workers, and give people a little extra help as they transition to work.

In Budget 2018, the Government proposes to strengthen the program by making it more generous, and making the benefit more accessible. This strengthened benefit will be named the Canada Workers Benefit (CWB) and will take effect in 2019.

Using the funding announced in the 2017 Fall Economic Statement, the Government proposes to increase maximum benefits under the CWB by up to $170 in 2019 and increase the income level at which the benefit is phased out completely. The Government also proposes to increase the maximum benefit provided through the CWB disability supplement by an additional $160 to offer greater support to Canadians with disabilities who face financial barriers to entering the workforce.

32	Chapter 1

As a result of these enhancements, a low-income worker earning $15,000 a year could receive up to nearly $500 more from the program in 2019 than she received in 2018. That’s more money to spend on things like groceries, utility bills and other essentials.

Growth	33

Improving Access to the Canada Workers Benefit

At the same time, the Government recognizes that not all low-income workers are receiving the CWB (previously WITB) payment that they are entitled to. This happens because some lower-income workers do not claim the benefit on their tax return. The Government is proposing amendments that will allow the Canada Revenue Agency (CRA) to automatically determine whether these tax filers are eligible for the benefit. An estimated 300,000 additional low-income workers will receive the new CWB for the 2019 tax year as a result of these changes. This represents a major step forward in fulfilling the Government’s commitment of making sure that all Canadians receive the tax benefits and credits to which they are entitled.

34	Chapter 1

CWB enhancements, combined with new investments to make sure that every worker who qualifies actually receives the benefit, will mean that the Government is investing almost $1 billion of new funding for the benefit in 2019, relative to 2018. The Government estimates that enhancements and improved take-up in 2019 will directly benefit more than 2 million working Canadians, many of whom were not benefitting from the WITB. This will help lift approximately 70,000 Canadians out of poverty.

Access to the CWB

Andie is a single, 20-year-old woman who works part-time at a second-hand store. After recovering from a serious illness, Andie was eager to begin working again but has struggled to find a full-time job. Although she qualified to receive the Working Income Tax Benefit, she wasn’t aware of the program until a co-worker mentioned it to her after tax filing time. With the improvements the Government is proposing under the new Canada Workers Benefit, workers like Andie will automatically receive the CWB, starting in the 2019 tax year.

Moving forward, the Government will continue to work with interested provinces and territories to harmonize benefits and help support the transition from social assistance and into work. Quebec, Alberta, British Columbia and Nunavut have already taken advantage of the opportunity to make province- and territory-specific changes to the design of the program.

In addition, over the next year, the Government will also begin work on improving the delivery of the CWB to provide better support to low-income Canadians throughout the year, rather than through an annual refund after filing their taxes.

Strengthening the Canada Child Benefit

The Canada Child Benefit (CCB), introduced in 2016, gives low- and middle-income parents more money each month, tax-free, to help with the high costs of raising kids. Compared to the old system of child benefits, the CCB is simpler, more generous and better targeted to give more help to people who need it most.

Thanks to the CCB, nine out of 10 Canadian families have extra help each month to pay for things like sports programs, music lessons and back-to-school clothes. The benefit helps almost 6 million children—putting more than $23 billion back in the bank accounts of hard-working Canadian families. Families receiving the CCB are getting $6,800 on average this year. Since its introduction in 2016, the CCB has helped lift hundreds of thousands of Canadian children out of poverty.

Growth	35

To ensure that the CCB continues to help Canadian families over the long term, the 2017 Fall Economic Statement indexed CCB benefits, starting in July 2018, to keep pace with the cost of living. Indexing the CCB will provide an additional $5.6 billion in support to Canadian families over the 2018–19 to 2022–23 period.

Improving Access to the Canada Child Benefit and Other Benefits

The CCB Provides Greater Support for Single Mothers

Myriam is a single mother of two children aged 5 and 8. Her net income was $35,000 in 2016. Myriam’s family will have received $11,125 in tax-free CCB payments in the 2017–18 benefit year, $3,535 more than she would have received under the old system of child benefits.

Last year, single mothers earning less than $60,000 a year received about $9,000 in benefit payments on average to help make things like healthy food, summer programs and winter clothes more affordable.

Indigenous Peoples, in particular those living in remote and northern communities, face distinct barriers when it comes to accessing federal benefits such as the Canada Child Benefit. To help Indigenous Peoples access the full range of federal social benefits, the Government will provide $17.3 million over three years, starting in 2018–19, to expand outreach efforts to Indigenous communities, and to conduct pilot outreach activities for urban Indigenous communities.

36	Chapter 1

Enhancing the Wage Earner Protection Program

Innovation is changing how we live and work, bringing with it new realities for Canadian workers. To support workers in this new environment, the Government will propose legislative amendments to the Wage Earner Protection Program Act to increase the maximum payment under the Wage Earner Protection Program to seven weeks of Employment Insurance insurable earnings from four. Changes will also be made to make eligibility for the Program more equitable, so that workers who are owed wages, vacation, severance or termination pay when their employer files for bankruptcy or enters receivership receive greater support during a difficult time.

A More Secure Retirement

Every Canadian deserves a secure retirement, free of financial worries. Canada’s public pensions—the Old Age Security (OAS) program and the Canada and Quebec Pension Plans—play an important role in giving Canadians confidence that they can retire in dignity. The Government is committed to strengthening public pensions and to improving the quality of life for seniors now, and for generations to come.

Since 2016, the Government has:

•	Increased Guaranteed Income Supplement (GIS) payments by up to $947 per year for single recipients, which is helping nearly 900,000 low-income seniors, of which 70 per cent are women.

•

Ensured that senior couples who receive GIS and Allowance benefits and have to live apart—because of long-term care requirements, for example—can receive higher benefits based on their individual incomes.

•	Restored the eligibility age for OAS and GIS benefits to 65, putting thousands of dollars back in the pockets of Canadians as they become seniors.

Growth	37

In June 2016, the Government reached an historic agreement with provinces to enhance the Canada Pension Plan (CPP). The CPP Enhancement, which will begin to be phased in as of January 2019, means more money for Canadians when they retire, so that they can worry less about their savings and focus more on enjoying time with their families. With the action taken by Quebec to enhance the Quebec Pension Plan in a similar fashion, all Canadian workers can now look forward to a safer and more secure retirement.

What the CPP Enhancement Will Mean for You

The CPP Enhancement will give Canadian workers greater income security when they retire, and offers a number of advantages over other types of savings:

•   It will provide a secure, predictable benefit in retirement, so Canadians can worry less about outliving their savings, and be less anxious about the safety of their investments.

•   Benefits will be indexed, which means that they will keep up with the cost of living.

•   It is a good fit for both experienced workers and young people entering Canada’s changing job market for the first time. The Enhancement will help to fill the gap left by declining workplace pension coverage, and will be portable across jobs and provinces.

The CPP Enhancement will be phased in gradually starting in 2019 and will raise the maximum CPP retirement benefit by up to 50 per cent over time. This translates into an increase in the current maximum retirement benefit of more than $7,000, from $13,610 to nearly $21,000 in today’s dollar terms.

Building on this achievement, in December 2017, federal and provincial Ministers reached a unanimous agreement in principle to take the following actions, beginning in 2019:

•

Increase retirement benefits under the CPP Enhancement both for parents who take time off work to care for young children, and for persons with severe and prolonged disabilities. For the purposes of calculating the retirement pension, parents and persons with disabilities will be credited with an amount linked to their previous earnings for periods spent out of the workforce, or periods with low earnings.

•

Raise survivor’s pensions for individuals under age 45 who lose their spouse, by providing a full survivor’s pension instead of the current reduced pension that is linked to the age of the widow or widower.

•	Provide a top-up disability benefit to retirement pension recipients under the age of 65 who are disabled and meet eligibility requirements.

•	Increase the death benefit to its maximum value of $2,500 for all eligible contributors.

38	Chapter 1

The Government intends to introduce legislation to implement the agreement reached by Ministers, along with technical and consequential amendments. The proposed changes would not result in an increase to contribution rates.

Protecting Canadians’ Pensions

In recent years, we have seen companies, such as Sears Canada, entering the insolvency process with substantial unfunded pension liabilities. As a result, workers and pensioners, who have paid into pension plans over their careers, are faced with unexpected financial losses that impact their retirement security.

All Canadians deserve more peace of mind when it comes to their retirement and companies must act in good faith towards their employees. At the same time, we recognize the challenges facing courts as they try to maximize recovery in bankruptcies that affect not just workers and pensioners, but also small businesses, lenders, and other creditors which are owed money. Our government is committed to finding a balanced way forward.

That’s why, over the coming months, we will be looking to obtain feedback from pensioners, workers, and companies. We will take a whole-of-government, evidence-based approach towards addressing retirement security for all Canadians.

Building More Rental Housing for Canadian Families

Finding a safe and affordable place to call home is a challenge for a growing number of Canadians. Many of our cities lack affordable rental housing, and growing populations and the rising cost of home ownership make it more challenging to find—and afford—a good place to live. The high demand for housing in many communities drives up rental rates and makes it more difficult for Canadians to live and work in the same community.

Approximately 30 per cent of Canadians rely on the rental market for housing. While patterns will vary across cities, future demand for affordable rental housing is expected to rise as the population ages, young professionals migrate to larger cities, and immigration continues to grow our communities. Canadians who wish to buy a home now need a longer period of time to save for a down payment, especially in Canada’s biggest cities.

Growth	39

What is the Rental Construction Financing Initiative?

In April 2017, Canada Mortgage and Housing Corporation launched the Rental Construction Financing Initiative, which will provide $2.5 billion in low-cost loans to support the construction of new rental housing, relieving pressure in rental markets that are experiencing low vacancy rates.

To be eligible, borrowers must demonstrate that their projects are financially viable without ongoing operating subsidies. The Financing Initiative will prioritize projects that demonstrate greater social outcomes and may offer a loan for up to 100 per cent of the cost of these projects. Borrowers must meet minimum requirements for affordability, energy efficiency and accessibility. Lower-cost loans will be provided for terms of up to 10 years, making costs more predictable during the earliest and most challenging phases of development.

Unfortunately, high demand for rental housing has not translated into an increase in supply. Vacancy rates remain low in large urban centres such as Toronto and Vancouver—at 1.0 per cent and 0.9 per cent, respectively.

To encourage a stable supply of affordable rental housing across the country, the Government proposes to increase the amount of loans provided by the Rental Construction Financing Initiative from $2.5 billion to $3.75 billion over the next three years. This new funding is intended to support projects that address the needs of modest- and middle-income households struggling in expensive housing markets. In total, this measure alone is expected to spur the construction of more than 14,000 new rental units across Canada. The Government proposes to provide $113.6 million over five years, starting in 2018–19, to Canada Mortgage and Housing Corporation to expand the Rental Construction Financing Initiative.

40	Chapter 1

Equality in the Workforce

Women represent half of Canada’s population, and their full and equal participation in Canada’s economy is essential for our future. Removing the systemic barriers to women’s full economic participation will support economic growth, strengthen the middle class, and build a fairer society that gives everyone a real and fair chance at success.

Growth	41

Addressing the Gender Wage Gap

In Canada today, women earn 31 per cent less than men do. Put another way, the median income for women is $28,120, compared with $40,890 for men. The reasons behind the gender wage gap are deep-rooted and complex. Closing the gap will require leadership and a comprehensive approach, involving multiple tools.

One of the main causes of the gender wage gap is the undervaluation of the work that has traditionally been done by women. Requiring equal pay for work of equal value is an effective way to fix this gap. To help address this issue, the Government will bring in a legislated proactive pay equity regime in federally regulated sectors, which would apply to approximately 1.2 million employed individuals.

The difficulty of balancing work and family life, combined with the fact that caregiving responsibilities—from child rearing to caring for aging family members—more often than not fall to women, is another cause of the gender wage gap. This can lead women to work shorter hours, or look for jobs that offer more flexibility, which can mean fewer hours worked and fewer opportunities for advancement over a lifetime. Greater flexibility for parents receiving parental benefits, including in the sharing of leave, can help balance caring responsibilities within the home, and provide women with the option to return to work sooner, should they wish to do so. Access to affordable child care is another key factor in encouraging women back into the workforce. Measures to advance women in leadership and promote participation in non-traditional careers can also contribute to closing the gender wage gap.

42	Chapter 1

Progress Toward Equal Pay for Equal Work

When Canadian women have more opportunities to work and earn a good living, everyone benefits. McKinsey Global Institute estimates that by taking steps to advance greater equality for women—such as reducing the gender wage gap by employing more women in technology, and boosting women’s participation in the workforce—Canada could add $150 billion to its economy by 2026.

There is significant progress required. For every dollar of hourly wages a man working full-time earns in Canada, a woman working full-time earns about 88 cents. Canada ranks 15th out of 29 OECD countries based on the hourly gender wage gap. This disparity persists despite the fact that pay equity is a human right entrenched in law. As the largest employer in the country, many have called on the federal government to lead by example—and that is what the Government will do.

To ensure that employees in federally regulated workplaces receive equal pay for work of equal value, Budget 2018 will move forward with new proactive pay equity legislation. This will be included in budget implementation legislation.

This legislation will draw on models in Ontario and Quebec but will take an innovative approach to ensure that on average, women and men in federally regulated sectors receive the same pay for work of equal value. Preliminary estimates suggest this could reduce the gender wage gap by about 2.7 cents for the core public administration (to 94.1 cents on the dollar), and by about 2.6 cents in the federal private sector (to 90.7 cents on the dollar). This analysis will be refined further as the legislation moves forward.

To address the complexity of the federal sectors, this legislation would:

•	Apply to federal employers with 10 or more employees, with pay equity requirements built as much as possible into existing federal compliance regimes.

•	Establish a streamlined pay equity process for employers with fewer than 100 employees.

•	Set out specific timelines for implementation, and compulsory maintenance reviews.

•	Include job types such as seasonal, temporary, part-time and full-time positions.

•	Provide independent oversight.

•	Ensure that both wages and other benefits are evaluated in a gender-neutral way.

•	Apply to the Federal Contractors Program on contracts equal to or greater than $1 million, and ensure a robust application of federal employment equity law.

•	Repeal previous legislation such as the Public Sector Equitable Compensation Act which is inconsistent with the goal of pay equity.

Growth	43

The Government will continue to consult with employers, unions and other stakeholders in the coming months to ensure that the new regime will be applied fairly and will achieve its intended purpose. While proactive pay equity legislation is an important tool to close the gender wage gap, it needs to be part of a broader array of policy tools such as the Government’s investments in early learning and child care, enhanced training and learning financing, enhanced parental leave flexibility, pay transparency and the continued appointment of talented women into leadership positions.

Pay Transparency

The Government will provide Canadians with more information on pay practices of employers in the federally regulated sector. This would include converting existing pay information filed by federally regulated employers under the Employment Equity Act into more user-friendly online content, with specific attention paid to making existing wage gaps more evident. This will help to highlight employers who lead in equitable pay practices, while holding employers accountable for wage gaps that affect women, Indigenous Peoples, persons with disabilities and visible minorities. Experience in other jurisdictions has shown it to be helpful in raising awareness about the wage gap. The Government will commit $3 million over five years, starting in 2018–19, to implement pay transparency.

Recognizing that barriers to women’s labour market participation can be complex and slow to move, the Government will also host a major symposium on women and the workplace in the spring of 2019. This symposium will bring together leaders in the private and public sectors to discuss and share best practices. The objective of the symposium would be to encourage and provide tools for Canadian employers to address issues faced by women in the workplace, from wage gaps to harassment. The Government will provide $1.5 million over 2018–19 and 2019–20 for this symposium.

Closing the wage gap between men and women requires action on many fronts. Investing in affordable and accessible child care and family leave, increasing women’s participation in traditionally male-dominated occupations, encouraging men to work in traditionally female-dominated occupations, implementing family-friendly workplace policies and challenging gender stereotypes that reinforce notions of “appropriate” work for men and women are some of these areas. Through Budget 2018, the Government will take targeted action to advance these goals—recognizing the significant work that remains to be done.

44	Chapter 1

Supporting Equal Parenting and the Flexibility for Earlier Returns to Work

For most Canadians, starting a family typically comes at the same time that parents-to-be are working to establish or further their careers. To help new parents care for their children during those critical early months, Employment Insurance (EI) maternity and parental benefits are available. These help to provide greater financial security when parents are away from work.

EI parental benefits are available to both parents, allowing either parent to take time off work. The most common scenario, however, involves the mother taking on the primary caregiving responsibilities once their child is born. While the second parent may take on many household and caregiving responsibilities, child care duties continue to fall disproportionately to mothers, both in the short term following the arrival of their child, and over the longer term, often due to the challenges of re-entering the workforce after time spent away.

Budget 2017 announced greater flexibility for families by allowing parents to choose to receive up to 61 weeks of EI parental benefits over an extended period of 18 months at a lower benefit rate of 33 per cent of average weekly earnings. Previously, 35 weeks of EI parental benefits were available at the standard benefit rate of 55 per cent to be paid over a period of 12 months. Making EI parental benefits more flexible helps working parents navigate the challenges that come with a growing family.

Growth	45

To support greater gender equality in the home and in the workplace, the Government proposes to provide $1.2 billion over five years, starting in 2018–19, and $344.7 million per year thereafter, to introduce a new EI Parental Sharing Benefit. The Benefit will provide additional weeks of “use it or lose it” EI parental benefits, when both parents agree to share parental leave. This incentive is expected to be available starting June 2019.

This builds on best practices in Quebec and other jurisdictions which have found that incentives play a key role in who takes time off to provide caregiving. In 2016, for example, 80 per cent of new fathers in Quebec claimed or intended to claim parental benefits, in part because of leave that was specifically reserved for them. In the rest of Canada, which does not provide second parent leave, this same figure is only 12 per cent.

The proposal is also informed by recent recommendations from the Canada-U.S. Council for Advancement of Women Entrepreneurs and Business Leaders, which has identified the need for better parental leave policies as key to the economic empowerment of women.

The proposed benefit will be available to eligible two-parent families, including adoptive and same-sex couples, to take at any point following the arrival of their child. This Benefit would increase the duration of EI parental leave by up to five weeks in cases where the second parent agrees to take a minimum of five weeks of the maximum combined 40 weeks available using the standard parental option of 55 per cent of earnings for 12 months. Alternatively, where families have opted for extended parental leave at 33 per cent of earnings for 18 months, the second parent would be able to take up to eight weeks of additional parental leave. In cases where the second parent opts not to take the additional weeks of benefits, standard leave durations of 35 weeks and 61 weeks will apply.

Providing additional weeks of benefits will help encourage greater equality when it comes to child care, and improve the distribution of family and home responsibilities. It will also provide greater flexibility—particularly for mothers—to return to work sooner, if they so choose, knowing their family has the support it needs. More equitable parental leave will also help lead to more equitable hiring practices, reducing conscious and unconscious discrimination by employers.

To implement this change to the EI program, the Government proposes to amend the Employment Insurance Act. In addition, the Government proposes to amend the Canada Labour Code to ensure that workers in federally regulated industries have the job protection they need while they are receiving EI parental benefits.

46	Chapter 1

Extended Parental Benefits

Equivalent rules would apply to EI extended parental benefits with 61 weeks as the limit for one parent and up to 69 weeks available in total (paid at 33% of average weekly earnings).

How Will the New EI Parental Sharing Benefit Work?

Emman and Simon are expecting a child. In addition to the 15 weeks of EI maternity benefits that Emman is eligible for, the couple is eligible to receive and share up to 35 weeks of EI parental benefits (paid at 55 per cent of their average weekly earnings).

Together, Emman and Simon have decided that both of them will take leave from work and share EI parental benefits to care for their child. As a result of the new EI Parental Sharing Benefit, Emman and Simon are eligible for an additional five weeks of benefits when Simon agrees to take a minimum of five weeks.

They decide that Emman will take 20 weeks of parental benefits, while Simon will take the balance of 20 weeks of benefits. In total, Emman is off work for 35 weeks, while Simon is off for 20 weeks, allowing Emman the flexibility to return to work sooner. Simon’s experience on parental leave allows him to bond with his child, become familiar with her routines, and feel more confident in his ability to meet her needs, setting up patterns of equal parenting that will last a lifetime.

Growth	47

Examples of How the New EI Parental Sharing Benefit Will Work for a Variety of Family Situations

Same-sex parents share weeks of parental benefits and access the additional weeks

Natasha and Julie are a same-sex couple. Natasha is pregnant and expecting a child. They decide to apply for the standard parental benefits option.

Current model:	Proposed model:

When applying for standard parental benefits, they decide that Natasha will access 30 weeks of benefits, and Julie will access 5 weeks of parental benefits (total of 35 weeks).

When applying for standard parental benefits, they decide Natasha will access 30 weeks of benefits, and Julie will access 10 weeks of parental benefits (total of 40 weeks because they are sharing). Neither of them exceed the limit of 35 weeks per parent.

If Natasha and Julie had chosen the extended parental benefits option, up to 8 additional weeks of benefits paid at 33 per cent are available when sharing extended parental benefits.

Adoptive same-sex parents share weeks of parental benefits and access the additional weeks

Michel and François plan to adopt a child. They decide that both of them will take leave from work and share the parental benefits to care for their child.

The couple chooses the standard parental benefits option.

Current model:	Proposed model:

When applying for standard parental benefits, they decide that Michel will access 25 weeks of benefits, and François will access 10 weeks of parental benefits (total of 35 weeks).

When applying for standard parental benefits, they decide to distribute the additional weeks between them so that Michel will access 28 weeks of benefits, and François will access 12 weeks of parental benefits (total of 40 weeks because they are sharing). Neither of them exceed the limit of 35 weeks per parent.

If Michel and François had chosen the extended parental benefits option, up to 8 additional weeks of benefits paid at 33 per cent are available when sharing extended parental benefits

48	Chapter 1

Adoptive opposite-sex parents share weeks of parental benefits and access the additional weeks

Raoul and Maria plan to adopt a child. They decide to apply for the standard parental benefits option.

Current model:	Proposed model:

When applying for standard parental benefits, they decide that Maria will access 20 weeks of benefits, and Raoul will access 15 weeks of parental benefits (total of 35 weeks).

When applying for standard parental benefits, they decide that Maria will access 35 weeks of benefits, and Raoul will access 5 weeks of parental benefits (total of 40 weeks because they are sharing). Neither of them exceed the limit of 35 weeks per parent.

If Raoul and Maria had chosen the extended parental benefits option, up to 8 additional weeks of benefits paid at 33 per cent are available when sharing extended parental benefits.

Birth parents decide not to share weeks of parental benefits

Jessica and Mark are expecting a child. They decide to apply for the standard parental benefits option.

Current model:	Proposed model:

The couple decides that Jessica will receive the maximum 35 weeks of standard parental benefits to care for their baby before returning to work. Mark will not access any weeks of EI parental benefits.

The couple decides that Jessica will receive the maximum 35 weeks of standard parental benefits to care for their baby before returning to work.

Since they decided that Mark will not access any weeks of EI parental benefits, the couple can only receive a maximum of 35 weeks (total of 35 weeks because they are not sharing). The additional 5 weeks are left on the table.

If Jessica and Mark had chosen the extended parental benefits option, Jessica could receive up to 61 weeks of extended parental benefits. The additional 8 weeks are left on the table

Growth	49

More Accessible and Affordable Early Learning and Child Care

Access to quality child care is a major challenge faced by many Canadian families, with only 1 in 4 Canadian children having access to a regulated child care space. Families are also concerned about child care affordability, with daily child care fees that are high and rising.

The affordability and accessibility of early learning and child care options are important in encouraging women to go back to work after parental leave. When child care fees are too high, many families opt to have one parent stay at home instead of returning to work. This is especially the case for low-income workers, and most often it is women who forgo paid employment. Affordable child care is particularly important for single mothers, who often struggle to secure child care and engage in paid work, and who face a greater risk of poverty than two-parent families.

In Budget 2017, the Government announced a long-term investment of $7.5 billion over 11 years, starting in 2017–18, to support more accessible and affordable early learning and child care.

This was followed, in June 2017, by federal, provincial and territorial governments reaching a historic agreement on a Multilateral Early Learning and Child Care Framework, which will guide new investments in early learning and child care towards five key principles—quality, accessibility, affordability, flexibility and inclusivity.

The Government of Canada is entering into three-year bilateral agreements with provinces and territories, with the intent to review and adjust these agreements as needed at each period of renewal over the 11-year framework. Nine agreements have been reached so far.

50	Chapter 1

What Will Early Learning and Child Care Bilateral Agreements Achieve?

Nine bilateral agreements have now been signed with provinces and territories. Here are some of the results Canadians can expect to see in their communities by 2020.

Newfoundland and Labrador

• Up to 540 children will have access to free or low-cost child care due to changes to the Child Care Services Subsidy Program

• Increase in quality and training for child care centres serving up to 1,750 children

New Brunswick

• As many as 300 facilities will be transformed into designated early learning centres, resulting in some 9,900 children benefitting from low-fee child care

Nova Scotia

•   Families in harder-to-reach communities will have greater access to affordable child care through the creation of 15 new child care centres, 500 new child care spaces, and 90 new family day care sites

Nunavut

• All 39 centres and as many as 210 educators in Nunavut will benefit from Territory-wide training and as many as 838 children will benefit from continued access to child care spaces

Ontario

• Up to 100 new Ontario Early Years Child and Family Centres will be created, supporting as many as 100,000 more child and family drop-in visits

• Up to 11,200 children will be supported through additional fee subsidies or equivalent financial supports

Prince Edward Island

• Up to 100 children whose parents work non-standard or seasonal hours and can receive specialized child care tailored to their needs

• Up to 200 infants and preschool children will be able to access a regulated space (10 per cent increase)

Yukon

• Support 90 per cent of child care centres in maintaining fees without increasing costs to parents

British Columbia

•   The province is developing prototype centres to test the introduction of universal child care. Children across the province will have access to low-cost infant and toddler spaces at significantly reduced parent fees, including children from low-income families benefiting from free child care

Manitoba

• An estimated 1,400 more affordable child care spaces will be created to support lower-income, French-language and newcomer families, as well as underserved communities

The Government is also partnering with Indigenous organizations to engage with Indigenous Peoples across the country to co-develop an Indigenous Early Learning and Child Care Framework. This framework will reflect the unique cultural needs of First Nations, Inuit and Métis Nation children across Canada. A commitment of $360 million, starting in 2017-18, has been made towards the Framework over the next three years.

Growth	51

In addition to bilateral agreements with other levels of government, the Government will also dedicate funding towards specific initiatives to support better outcomes for early learning and child care in Canada. Over the next 11 years, this includes:

•

$100 million for early learning and child care innovation, which will support new and innovative practices across the country and help to develop more effective services to improve life outcomes for children and their families.

•

$95 million to close data gaps in order to better understand what child care looks like in Canada, supporting strong reporting on progress made in implementing the Multilateral Early Learning and Child Care Framework and the Indigenous Early Learning and Child Care Framework.

Once bilateral agreements with all provinces and territories have been concluded, it is expected that close to 40,000 children could benefit from new subsidized child care spaces over the next three years. This means fewer parents that have to make the difficult choice between working and staying home to raise their families.

Children in the House and Parental Leave for Parliamentarians

Our country is stronger when we empower decision-makers who reflect the diversity of Canada. Part of encouraging the next generation of young women to run for office is demonstrating that our institutions are modern and family-friendly, and that the experiences they bring to the table will contribute to their success.

The Government is supportive of, and will work with Parliament on, the recommendations put forward in the report of the Standing Committee on Procedure and House Affairs entitled Support for Members of Parliament with Young Children. This includes ensuring that the House of Commons is flexible, compassionate and reasonable in making accommodations for Members with needs that are related to their parliamentary functions, improving work-life balance, providing access to child care and designated spaces for the use of Members with infants and children, and a change to the Standing Orders of the House of Commons to allow an infant being cared for by a Member of Parliament to be present on the floor of the House of Commons. The Government will also bring forward amendments to the Parliament of Canada Act to make it possible for Parliamentarians to take maternity and parental leave.

52	Chapter 1

Supporting Community Women’s Organizations

When women come together, change happens. This is true around the world, and it’s true here in Canada. Across the country, women’s organizations play an important role in raising social awareness and mobilizing communities to change laws, attitudes and social norms.

Created in 1973, the Women’s Program provides funding support for women’s organizations and community-based groups working to implement systemic change through projects at the local, regional and national level. These projects strive to advance gender equality by addressing the following priorities: ending violence against women and girls; improving women’s and girls’ economic security and prosperity; and encouraging more women and girls to reach leadership and decision-making positions.

To support more initiatives that build the capacity of equality-seeking organizations, reduce gender inequality in Canada, and promote a fairer and more productive society, the Government proposes to provide $100 million over five years to Status of Women Canada to enhance the Women’s Program. This investment will increase organizational and sector capacity on a needs basis, allowing organizations to participate in ongoing training, skills development and community engagement, while reducing competition among equality-seeking organizations for funding. This investment will also ensure better funding for organizations focused on vulnerable women, including groups such as Indigenous women, women with disabilities, members of the LGBTQ2 communities, and newcomer and migrant women.

Growth	53

A National Conversation on Gender Equality With Young Canadians

Gender-based Analysis Plus (GBA+) is a tool used to assess how diverse groups of women, men and gender-diverse people may experience policies, programs and initiatives. The “plus” in the gender-based analysis is an acknowledgment that we need to go beyond sex and gender differences as we have multiple identity factors that intersect and inform who we are, including race, ethnicity, sexuality, religion, age and mental or physical ability. Facilitating a national dialogue on the importance of integrating GBA+ in the development of public policies, programs and initiatives is expected to strengthen analytical capacity across the country and provide a means of sharing results and best practices. To this end, the Government proposes to provide Status of Women Canada with $1.3 million in 2018–19 to host a national roundtable on GBA+. The Government also proposes to provide Status of Women Canada with additional funding of up to $7.2 million over five years to lead a national conversation on gender equality with young Canadians.

Engaging Men and Boys to Promote Gender Equality

Gender equality is not just about women and girls. That is why the Government of Canada will introduce a strategy focused on men and boys. The Government will provide $1.8 million over two years to Status of Women Canada to develop an engagement strategy for men and boys that promotes equality and pilots innovative, targeted approaches to addressing inequality. Few governments have a strategy focused on men and boys as part of their work to create a more egalitarian society; investing in this effort would make Canada a world leader in this area.

Men and boys have a vital role in creating workplaces that are free of discrimination and in helping to build a society where harassment and gender-based violence are no longer tolerated. They must be part of the solution. At the same time, men and boys also have gendered intersecting identities and experience inequality, and are not all a homogenous group. This work will recognize that gender is not synonymous with women.

Evidence-Based Policy

In order to properly address gender inequality and track our progress towards a more equitable society, we need to better understand the barriers different groups face. The Government of Canada intends to address gaps in gathering data and to better use data related to gender and diversity. This includes proposing $6.7 million over five years, starting in 2018–19, and $0.6 million per year ongoing, for Statistics Canada to create a new Centre for Gender, Diversity and Inclusion Statistics. The Centre will maintain a public facing GBA+ data hub to support evidence-based policy development and decision-making—both within the federal government and beyond.

54	Chapter 1

The Centre will work to address gaps in the availability of disaggregated data on gender, race and other intersecting identities to enrich our understanding of social, economic, financial and environmental issues. The work conducted at the Centre will include collecting, analyzing and disseminating data on visible minorities to understand the barriers different groups face and how best to support them with evidence-based policy.

As part of the Government’s commitment to address gaps in gender and diversity data, the Government is also proposing to provide $1.5 million over five years, starting in 2018–19, and $0.2 million per year ongoing, to the Department of Finance Canada to work with Statistics Canada and Status of Women to develop a broader set of indicators and statistics to measure and track Canada’s progress on achieving shared growth and gender equality objectives.

Budget 2018 also proposes to provide $5 million per year to Status of Women Canada to undertake research and data collection in support of the Government’s Gender Results Framework. One of the first projects this would support is an analysis of the unique challenges visible minority and newcomer women face in finding employment in science, technology engineering and mathematics occupations. This research will fill important gaps in knowledge as to how to achieve greater diversity and inclusion among the high-paying jobs of tomorrow.

Recognizing the importance of poverty data in evidence-based decision-making by all levels of government, the federal government additionally proposes an investment of $12.1 million over five years, and $1.5 million per year thereafter, to address key gaps in poverty measurement in Canada. This includes ensuring that poverty data is inclusive of all Canadians, data on various dimensions of poverty are captured, and the data is robust and timely.

Growth	55

Skills for Tomorrow’s Economy

Our economy is evolving rapidly, with new opportunities and technologies driving growth and reshaping the world of work. To make the most of these emerging opportunities, governments, employers and workers must work together to ensure Canadian workers have the skills they need to succeed in an evolving economy.

Canada Summer Jobs 2019–20

A summer job helps students pay for their education, and gives them the work experience they need to find and keep a full-time job after they graduate. Starting in Budget 2016, the Government supported an additional 35,000 summer jobs under the Youth Employment Strategy’s Canada Summer Jobs program. The Government proposes to provide an additional $448.5 million over five years, starting in 2018–19, to the Youth Employment Strategy. This funding will support the continued doubling of the number of job placements funded under the Canada Summer Jobs program in 2019-20 and provide additional resources for a modernized Youth Employment Strategy in the following years, building on the input of the Expert Panel on Youth Employment. A renewed Youth Employment Strategy will be announced over the course of the next year.

Improving the Quality of Career Information and Program Results

Better information leads to better outcomes. The Government of Canada is investing in a digital platform to provide the accurate and up-to-date information Canadians need to make informed career decisions, including how much money they can expect to earn in a given field and what skills are in demand by employers. The Government proposes to invest up to $27.5 million over five years, starting in 2018–19, and $5.5 million per year ongoing, from Employment and Social Development Canada’s existing resources, to support an Education and Labour Market Longitudinal Linkage Platform. This secure data platform, which will be housed within Statistics Canada, will help to better track and make available important labour market information. The information will be accessible to everyone, and will be used to monitor government programs to ensure they are achieving their objectives.

Making Employment Insurance More Responsive and Effective

The Employment Insurance (EI) program is an important support for Canadian workers, providing temporary income support to people who have lost their job or have to be absent from work for an extended period of time.

In addition to improving the design of parental benefits, Budget 2018 proposes a number of measures to make EI supports more responsive to the needs of Canadians who are dealing with major life events.

56	Chapter 1

Improving Working While on Claim

The EI Working While on Claim pilot project allows claimants to keep 50 cents of their EI benefits for every dollar they earn, up to a maximum of 90 per cent of the weekly insurable earnings used to calculate their EI benefit amount. This pilot project is scheduled to expire in August 2018. The Government proposes to introduce amendments to the Employment Insurance Act to make the current EI Working While on Claim pilot rules permanent, providing $351.9 million over five years, starting in 2018–19, and $80.1 million per year ongoing. The legislation will also include a provision to grandfather claimants who have chosen, under the current pilot project, to revert to more flexible rules of a previous pilot project introduced in 2005. Claimants will be able to continue to do so for up to three years, until August 2021.

While these provisions already apply to parental and caregiving benefits, they do not currently apply to maternity and sickness benefits. In these instances, Canadians who wish to stage their return to work after an illness or the birth of a child have limited flexibility to do so without jeopardizing their EI benefits. Extending the Working While on Claim pilot provisions to EI maternity and sickness benefits will enable greater flexibility so Canadians can keep more of their EI benefits when they need them most.

Helping Workers in Seasonal Industries

For most Canadians losing a job is a temporary, one-time occurrence. The length of time it takes to find a new job will depend on the circumstances of each individual and the local job market they face at a particular point in time. This is why EI provides benefits that vary depending on the regional unemployment rate.

However, a number of Canadians also work in jobs like tourism and fish processing which fluctuates by season. Because EI benefits vary from year to year in each region, this dynamic can cause disruption for workers whose main jobs are seasonal. For those who are not able to find alternative employment until the new season begins, this can represent a challenging and stressful loss of income, especially if EI benefits vary significantly from year to year.

To test new approaches to better assist workers most affected by these circumstances, Budget 2018 proposes to invest $80 million in 2018–19 and $150 million in 2019–20 through federal-provincial Labour Market Development Agreements. In the coming months, the Government will work with key provinces to co-develop local solutions that can be tested to support workforce development. This builds on short-term actions the Government is already taking in collaboration with key provinces to address this challenge this fiscal year. In addition, Employment and Social Development Canada will reallocate $10 million from existing departmental resources to provide immediate income support and training to affected workers. These measures will help ensure that unemployed workers in Canada’s seasonal industries have access to the supports they need when they need them most.

Budget 2018 proposes legislative amendments, as required, to assist workers in seasonal industries.

Growth	57

Improving Access to the Canada Learning Bond

Education and training are the keys to finding and keeping good jobs. The Canada Learning Bond and Canada Education Savings Grant are contributions that the Government of Canada makes to Registered Education Savings Plans (RESPs) to help Canadians save for a child’s education after high school. Through these tools, the Government of Canada is helping to make education more affordable and accessible.

Building on Budget 2017 measures, the Government of Canada is working with the Province of Ontario to integrate RESP referrals into the Ontario online birth registration service. This means more children from low-income families will be able to access the Canada Learning Bond.

Parents will be able to open an RESP at the same time as they apply for other services under the Ontario online birth registration service. Once an RESP is open, eligible children may begin to receive the Canada Learning Bond to help support future studies at a trade school, college or university, or in an apprenticeship program—without any contributions required by their parents or others.

Labour Market Transfer Agreements

Through Budget 2017, the Government made significant additional investments of $2.7 billion over six years, beginning in 2017–18, in Labour Market Transfer Agreements with provinces and territories to help Canadians prepare, find, advance in, and keep good jobs. These investments help improve skills training and employment supports for unemployed and underemployed Canadians. This means that more Canadians—including those who face significant barriers to employment—will get access to the training and supports they need to earn more money, improve their job security and succeed in a changing economy. The new agreements also give additional flexibility to provinces and territories to address their own needs, to expand eligibility and to focus on outcomes.

58	Chapter 1

Progress on Lifelong Learning

Canadians’ overall approach to learning has changed. At one time, Canadian workers could expect to train for a good, well-paying job and then keep a single job through to retirement. Today, workers and employers alike are challenged to keep pace with evolving technologies and rising competition. Canadians today must approach learning as a lifelong commitment, and the Government of Canada is working hard to support this.

The Government continues to make progress on its Budget 2017 commitments to enhance student aid for adult learners. It has expanded eligibility for Canada Student Grants and Loans for part-time students and for full- and part-time students with children, and introduced a three-year pilot project that will provide adults returning to school on a full-time basis after several years in the workforce with an additional $1,600 in grant funding per school year. The pilot will also make it easier for adult full-time students to qualify for grants given their drop in income while they are in school. Canadians will be able to benefit from these measures starting August 1, 2018.

Growth	59

The Government has also made it possible for more youth to gain work experience by doubling the number of placements under Canada Summer Jobs. This has resulted in nearly 70,000 students per year getting hands-on work experience through summer employment and generating income for their post-secondary education. In this way, the Government has supported more youth—many of whom would not otherwise have found equivalent work experience—save approximately one-third of their educational expenses for the following school year, and gain key skills needed for employability.

The Government has also made progress with provincial and territorial partners to promote and expand the use of Employment Insurance (EI) flexibilities to ensure that unemployed adults who pursue self-funded training are able to keep their El benefits. Together, these measures will help Canada’s workers to improve their skills and upgrade their credentials throughout their working lives, positioning them to benefit from and contribute to shared economic growth.

Helping Women Enter and Succeed in the Trades

The skilled trades represent high-quality and well-paid middle class jobs that are critical to Canada’s economic growth. Yet few women choose the most highly skilled fields, and those that do can face significant barriers to entry and advancement in these careers.

There is a substantial gender gap in apprenticeship training, with women accounting for only 11 per cent of new registrants in interprovincially recognized Red Seal skilled trades.

This pattern of women’s under-participation in higher-paid, male-dominated trades has meant that women are not only comparatively underpaid in the trades sectors, but also wrongly perceived as uninterested in or incapable of pursuing careers in the higher-paid male-dominated fields.

60	Chapter 1

To encourage women to pursue careers in male-dominated—and better-paid—Red Seal trades, and to ensure that women are increasingly able to model leadership to other aspiring female tradespeople, the Government is allocating $19.9 million over five years, starting in 2018–19, to pilot an Apprenticeship Incentive Grant for Women. Under the Grant, women in male-dominated Red Seal trades would receive $3,000 for each of their first two years of training (up to $6,000). This, in combination with the existing Apprenticeship Completion Grant valued at $2,000, will result in a combined $8,000 in support over the course of their training for a female apprentice training to become a welder, machinist pipe fitter or any other skilled trade that is male-dominated. Nearly 90 per cent of Red Seal trades would be eligible for the Grant.

Pre-Apprenticeship Program

Understanding the value and promise of careers in the skilled trades, and the importance of these professions to Canada as a whole, the Government of Canada is also proposing to introduce a new Pre-Apprenticeship Program. This program will encourage underrepresented groups—including but not limited to women, Indigenous Peoples, newcomers and persons with disabilities–to explore careers in the skilled trades. Working in partnership with provinces, territories, post-secondary institutions, training providers, unions and employers, the Pre-Apprenticeship Program will help Canadians explore the trades, gain work experience, make informed career choices and develop the skills needed to find and keep good, well-paying jobs in the trades. The Government will provide $46 million over five years, starting in 2018–19, and $10 million per year thereafter, for the Pre-Apprenticeship Program.

Women in Construction Fund

In addition to the above measures, the Government will be launching the Women in Construction Fund in 2018–19, with an investment of $10.0 million over three years from Employment and Social Development Canada’s existing resources. The Program will build on existing models that have proven to be effective in attracting women to the trades. These models provide supports such as mentoring, coaching and tailored supports that help women to progress through their training and find and retain jobs in the trades.

The Government has also launched the new Union Training and Innovation Program. A key component of this Program is to support women to enter and succeed in the trades. Projects are now starting to roll out and most are aimed specifically at increasing the participation and success of women in the trades.

Growth	61

Getting Into and Staying in the Workforce and Career Pathways for Visible Minority Newcomer Women in Canada

Fawzia’s Story

Fawzia immigrated to Canada in 2009 from Somalia, where she was a practicing gynecologist/obstetrician. After spending a year attempting to get recertified to practice medicine in Canada, she decided to volunteer at a local hospital, where she spends her time helping escort patients between departments. She loves being back in a hospital setting but misses being able to care for her own patients one-on-one, and worries about losing the practical skills that are an important part of her profession.

Employment is key to the successful integration of newcomers to Canada, supporting their financial independence and allowing them to make social connections and retain and build job skills. However, newcomers sometimes face significant barriers to finding and keeping good jobs, including language challenges, lack of Canadian experience, a lack of social networks and, in some cases, discrimination. For many visible minority newcomer women, there are additional barriers, including both gender- and race-based discrimination, precarious or low-income employment, lack of affordable and accessible child care, lower language and literacy levels, lack of community and social supports, and limited or interrupted education in their home country. To help reduce these barriers, the Government will launch a three-year pilot to support programming for newcomer women who are also members of visible minorities and provide $31.8 million over three years starting in 2018–19.

Helping Vulnerable People Access Government Funding

The Government of Canada provides grants and contributions funding to organizations across the country that deliver social services to Canadians. These organizations often serve our country’s most vulnerable people, including Indigenous Peoples, newcomers and persons with disabilities, providing them with supports to improve basic skills and language proficiency and achieve foreign credential recognition. However, many of these organizations do not have the organizational capacity to pursue government contracts or maximize available funding opportunities. Recognizing the importance of the work that these organizations undertake, the Government will reallocate $7.8 million over five years, beginning in 2018–19, from Employment and Social Development Canada’s existing resources, to help community organizations build this capacity.

62	Chapter 1

Investing in Skills for the Future

Keeping up with future skills needs is a daunting task for Canadian workers, employers, governments and educational leaders. The Government recognizes that innovative approaches are needed to take advantage of emerging opportunities, technologies and trends and ensure that middle class Canadians benefit from economic growth.

Future Skills for Canadians

Since 2016, the Advisory Council on Economic Growth has provided expert advice to the Government on policy actions that can be taken to help create the conditions for strong and sustained long-term economic growth. In February 2017, the Advisory Council released their second report, calling on the Government of Canada to build a highly skilled and resilient workforce by investing in a FutureSkills Lab. To this end, Budget 2017 committed $225 million over four years, starting in 2018–19, and $75 million per year thereafter, to establish a new organization tasked with identifying the skills sought and required by employers, exploring new and innovative approaches to skills development, and sharing information to inform future investments and programming.

Working with provinces and territories, the private sector, educational institutions and not-for-profit organizations, the Government will launch Future Skills this spring. Future Skills will bring together expertise from all sectors and leverage experience from partners across the country. It will also include an independent Council to advise on emerging skills and workforce trends, and a research lab focused on developing, testing and rigorously measuring new approaches to skills assessment and development.

Growth	63

Horizontal Skills Review

From basic literacy and numeracy support to specific skilled trades training to financial supports and work experiences offered to students, the Government provides a wide range of skills programming to meet a variety of needs. To maximize the effectiveness of these programs, particularly in the way that they offer support to workers wishing to take advantage of emerging opportunities, the Government will undertake a horizontal review of skills programming over the next year. In support of this review, the Government proposes to provide $0.75 million in 2018–19 to the Treasury Board Secretariat. This, in conjunction with the Future Skills organization, will provide Canada’s labour force with the information and training needed to meet future challenges and opportunities head on.

Strengthening and Diversifying Trade

Canada’s economic success rests not only on the hard work of Canadians, but also on strong trade relationships in an increasingly globalized world. Canada is—and always has been—a trading nation, and Canadians recognize that done properly, trade can be a positive force for change. It can drive economic growth, create good, well-paying jobs for the middle class, and open up opportunities for Canadian businesses to grow and expand.

To ensure that trade benefits Canadians, and to ensure that those benefits are felt by everyone, the Government is:

•

Actively deepening trade relationships, through modern, progressive free trade agreements in North America, Europe and new, fast-growing markets in Asia. As a result of the recently concluded Canada-European Union Comprehensive Economic and Trade Agreement (CETA) and Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP), preferential market access for Canadian goods and services abroad has more than doubled, from 31 per cent to 63 per cent of world gross domestic product (GDP).

•	Making new, transformative enhancements to Canada’s export programs to help Canadian businesses find customers around the world.

•	Ensuring that trade is done responsibly, in a rules-based way.

Modernizing the North American Free Trade Agreement

Since its inception in 1994, the North American Free Trade Agreement (NAFTA) has been a significant contributor to growth and jobs in Canada, the United States and Mexico, improving the lives of workers and families in all three partner countries. Our combined trading relationship has increased three-fold in that time, and is now worth approximately US$1 trillion each year.

64	Chapter 1

Under NAFTA, North America has become the biggest, most comprehensive economic bloc in the world, comprising a quarter of the world’s GDP, with only seven per cent of its population.

Our inter-connected supply chains mean Canadians, Americans and Mexicans not only sell to one another; we build things together and sell them to the world.

While economic gains under the agreement have been positive for all three countries, NAFTA requires an update. It should be modernized for the 21st century, to ensure the benefits of trade are shared more broadly, with more people.

That’s why we are working hard to renegotiate an updated and improved North American Free Trade Agreement that is win-win-win—one that will foster greater opportunity for the middle class, and those working hard to join it, in Canada, the United States and Mexico.

We will always uphold and defend Canadians’ interests and values. The Government of Canada is committed to reaching a good deal.

Europe

The Government is also looking beyond North America, to establish closer trade relationships with large and emerging markets.

In Europe, this has meant the delivery of CETA. As of September 2017, all significant parts of the agreement have been brought into force, deepening our ties with the world’s second-largest single-market economy and providing Canadian businesses with unprecedented access to a market of 500 million people, with a GDP of $22 trillion.

With commitments on labour rights, environmental protection, sustainable development and cultural diversity, CETA represents a model for a modern and progressive trade agreement.

Asia-Pacific

The Government is also actively pursuing trade opportunities for Canada in the fast-growing Asia-Pacific region.

One landmark achievement is the recently concluded CPTPP, which, together with the Canada-Korea Free Trade Agreement that came into force in 2015, will solidly anchor Canada’s place in the Asian market.

Growth	65

The CPTPP, the largest regional trade deal in history, will establish a network of open markets in the Asia-Pacific region, representing 495 million people with a combined GDP of $13.5 trillion. This includes important Asian markets such as Japan, Malaysia and Vietnam, with significant potential for further growth over time as additional countries join the agreement.

In addition to opening markets, the Government worked hard to ensure that the CPTPP safeguards the importance of preserving cultural identity and diversity, and promoting corporate social responsibility, gender equality and Indigenous rights. It also enshrines the strongest labour and environmental provisions of any trade deal in history.

As it pursues new opportunities for trade, the Government will work with key sectors—such as the auto sector and supply managed sectors—to evaluate the potential economic impacts of trade agreements, and ensure these key sectors remain strong and competitive.

Pursuing New Markets

In addition to NAFTA, CETA and the CPTPP, the Government is continuing to pursue other opportunities for free trade agreements around the world, including ongoing exploratory talks with China, and discussions with a number of important partners, and regional groupings such as the Pacific Alliance (Chile, Colombia, Mexico and Peru), MERCOSUR (Argentina, Brazil, Paraguay and Uruguay) and the Association of Southeast Asian Nations (ASEAN).

As a further accelerator for more exports to Asia, the Government will be making targeted enhancements to its export programming for the region. In particular, this new strategy aims to develop stronger bilateral relations with China—Canada’s second-largest single-nation trading partner—in order to create more jobs in Canada through expanded trade. Canada and China have a shared goal of doubling bilateral trade by 2025.

66	Chapter 1

The Government proposes to provide up to $75 million over five years, starting in 2018–19, with $11.8 million per year thereafter, to Global Affairs Canada to establish a stronger Canadian diplomatic and trade support presence in China and Asia. This includes bolstering the number of Canadian diplomats and trade commissioners on the ground in China as well as new initiatives to promote Canada’s trade with China and other Asian markets.

Ensuring Rules-Based and Responsible Trade

As we seek to open up markets around the world, we also need to support domestic industries in the wake of trade actions, and need to take steps to ensure a robust rules-based trading system that balances the interests of Canadian stakeholders at home and abroad.

To that end, the Government is committed to supporting and defending the Canadian forest industry in the face of unjustified U.S. duties. The Government proposes to provide $191 million over five years, starting in 2018–19, to Global Affairs Canada and Natural Resources Canada to support softwood lumber jobs, including through litigation under the World Trade Organization and the NAFTA dispute settlement mechanisms. The Government will also continue its negotiating efforts towards a durable softwood lumber agreement with the U.S. that will bring stability on both sides of the border.

The Government has also taken steps in recent years, including through amendments to the Special Import Measures Act, to ensure that the trade remedy system is effective and fair. In light of the essential function that the Canadian International Trade Tribunal performs in Canada’s trade remedy system, the Government proposes to amend the Canadian International Trade Tribunal Act to ensure that it continues to effectively deliver on its mandate. In addition, the Government recently reviewed the level of anti-dumping duties applied to imports of gypsum board from the U.S., and has concluded that they are preventing injury to domestic producers while ensuring adequate supply in the market. The Government will continue to monitor this situation to ensure the duties are having the intended effect.

Because it believes that trade is best when it works for everyone, the Government has announced it is creating an independent Canadian Ombudsperson for Responsible Enterprise. This represents a new global standard in promoting responsible business conduct. The Ombudsperson will work to ensure that Canadian firms operating abroad exercise leadership in ethical, social and environmental practices. Funding of $6.8 million over six years, starting in 2017–18, with $1.3 million per year thereafter, will be provided for this initiative.

Growth	67

A Fair Tax System for All Canadians

When middle class Canadians have more money to invest, save and grow the economy, all Canadians benefit. That’s why our first substantial piece of legislation was to restore fairness to Canada’s tax system, by raising taxes on the wealthiest one per cent, so that we could cut taxes for the middle class.

To have an economy that works for everyone, we need a tax system that is fair, and we need all Canadians to pay their fair share. After all, the taxes we pay as Canadians build the infrastructure that gets our goods to market, and helps create good, well-paying jobs. The taxes we pay help to set broken bones, and push cancer into remission. And the taxes we pay mean that if a hard-working Canadian loses her job, she might not have to lose her house.

Delivering the programs and services that Canadians need, while keeping taxes low for small businesses and middle class families, is important to this Government, and to all Canadians.

That’s why in each of its budgets, the Government has taken steps to strengthen the Canada Revenue Agency’s ability to crack down on tax evasion and combat tax avoidance. The Government has also taken action to close tax loopholes that result in unfair tax advantages for some at the expense of others.

Cracking Down on Tax Evasion and Combatting Tax Avoidance

Improving the Fairness and Integrity of the Canadian Tax System

Tax evasion and tax avoidance has a serious financial cost for the Government and all taxpayers. By cracking down on tax evasion, particularly abroad, our Government can ensure that it has the money needed to deliver programs that help the middle class and people working hard to join it. And by preserving the integrity of the tax system, Canada remains positioned as an attractive place to work, invest and do business.

In recent years, the Canada Revenue Agency (CRA) has implemented transformational changes to its compliance programs. By targeting non-compliance in the highest-risk areas, including wealthy individuals with offshore accounts, the CRA is able to more effectively limit tax evasion and avoidance.

These efforts are showing concrete results for Canadians.

Over the last two fiscal years, the Government reviewed all large money transfers between Canada and eight countries of concern—a total of 187,000 transactions worth a total of over $177 billion that merited closer scrutiny.

Working closely with partners in Canada and around the world, there are now over 1,000 offshore audits, and more than 40 criminal investigations with links to offshore transactions.

68	Chapter 1

The Government is also aggressively going after those who promote tax avoidance schemes, and so far has imposed $44 million in penalties on these third parties.

Thanks to these and all other audit efforts, the Government has identified $25 billion in fiscal impact from the past two fiscal years.

To further combat tax evasion and tax avoidance, the Government will invest $90.6 million over five years to address additional cases that have been identified through enhanced risk assessment systems, both domestically and internationally.

As the CRA has a proven track record of meeting expectations from targeted compliance interventions, Budget 2018 accounts for the expected revenue impact of $354 million over five years. These amounts do not reflect the gain that will be realized by provinces and territories, whose tax revenues will also increase as a result of these initiatives.

To ensure taxpayers understand and meet their tax obligations, the CRA proposes to continue to expand its outreach efforts. These efforts improve tax compliance through a “get it right from the start” approach that educates, informs and supports taxpayers by improving service and encouraging voluntary compliance.

To ensure that Canada’s federal courts, including the Tax Court of Canada, receive adequate support to address a growing and increasingly complex caseload, the Government will provide $41.9 million over five years, and $9.3 million per year ongoing, to the Courts Administration Service. This investment includes support for new front-line registry and judicial staff, most of whom are expected to support the Tax Court of Canada.

Increased Reporting Requirements for Trusts—Beneficial Ownership

Better information on who owns which legal entities and arrangements in Canada—known as “beneficial ownership information”—will help authorities to effectively counter aggressive tax avoidance, tax evasion, money laundering and other criminal activities perpetrated through the misuse of corporate vehicles.

To improve the availability of beneficial ownership information, the Government proposes to introduce enhanced income tax reporting requirements for certain trusts to provide additional information on an annual basis, applicable for the 2021 and later taxation years.

In December 2017, federal, provincial and territorial Finance Ministers agreed in principle to pursue legislative amendments to their corporate statutes to require corporations to hold accurate and up-to-date information on beneficial owners, and to eliminate the use of bearer shares.

Growth	69

The Government proposes to introduce legislative amendments to the Canada Business Corporations Act to strengthen the availability of beneficial ownership information.

The Government will continue to collaborate with the provinces and territories to assess potential mechanisms to enhance the effectiveness of the overall system.

Combatting Aggressive International Tax Avoidance

Strenghtening Canada’s International Tax Rules

The Government is also taking action to fight aggressive international tax avoidance by introducing measures to protect the integrity, and improve the fairness, of Canada’s international tax system. This system includes rules to prevent taxpayers from avoiding Canadian income tax by shifting property income into foreign resident corporations. It also includes rules aimed at ensuring that non-residents pay their fair share of tax on income derived from Canadian sources.

To strenghen Canada’s international tax rules, the Government is proposing measures to:

•

Ensure that these rules cannot be avoided through the use of so-called “tracking arrangements” (which allow taxpayers to “track” to their specific benefit the return from assets that they contribute to a foreign resident corporation).

•	Prevent unintended, tax-free distributions by Canadian corporations to non-resident shareholders through the use of certain transactions involving partnerships and trusts.

Update on International Tax Avoidance—Base Erosion and Profit Shifting

The Government is committed to safeguarding Canada’s tax system and has been an active participant in the Organisation for Economic Co-operation and Development/Group of Twenty (OECD/G20) project to address both the inappropriate shifting of profit offshore and other international planning to avoid tax by corporations and some wealthy individuals, known as the Base Erosion and Profit Shifting (BEPS) Initiative. The Government will continue to work with its international partners to improve international dispute resolution, and to ensure a coherent and consistent response to fight cross-border tax avoidance.

70	Chapter 1

Improving Domestic Rules That Affect Cross-Border Activities

Strengthening the Controlled Foreign Corporation Rules

Canada has long had a robust set of rules to prevent the avoidance or deferral of tax through the use of foreign affiliates. The Government continues to monitor the effectiveness of these rules and to adapt them as needed, including through the introduction in Budget 2018 of proposals to address “tracking arrangements”.

Reinforcing Substance Requirements

Preventing Treaty Abuse

Canada intends to adopt new rules in its tax treaties to more effectively address treaty abuse, such as treaty shopping. These include anti-treaty abuse provisions that may be adopted under the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting or in the process of negotiating new, or renegotiating existing, tax treaties.

Aligning Transfer Pricing Outcomes With Value Creation

Canada has adopted the revised OECD Transfer Pricing Guidelines and has played an important role in developing additional guidance on issues identified in the course of the BEPS project. These issues include the attribution of profits to permanent establishments, the use of the profit split method, and the treatment of hard-to-value intangibles. Additional guidance is due to be published over the course of 2018.

Improving Transparency and Certainty

Country-by-Country Reporting

Large multinational enterprises in Canada and elsewhere are now required to file country-by-country (CbC) reports containing information on their global allocation of income and taxes, as well as the nature of their global business activities. These reports are exchanged with other tax authorities with whom Canada has a bilateral exchange agreement or with whom an exchange relationship has been activated under the OECD multilateral competent authority agreement for the exchange of CbC reports. CbC reports are an important tool in combatting BEPS by providing the CRA and other tax authorities with new information to better assess transfer pricing risks.

Harmful Tax Practices	The CRA spontaneously exchanges information on certain tax rulings with other tax administrations. Such exchanges form part of a coordinated international effort to counter harmful tax practices.

Supplementary Actions

Multilateral Instrument

In 2017, Canada, along with 71 other jurisdictions, became signatories to the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (known as the Multilateral Instrument or MLI). The MLI is intended to allow participating jurisdictions to modify their existing tax treaties to include measures developed under the OECD/G20 BEPS project without having to individually renegotiate those treaties. The MLI is a high priority for the Government and an important tool in combatting international tax avoidance. In 2018, Canada will be taking the steps necessary to enact the MLI into Canadian law and to ratify the MLI as needed to bring it into force. Canada continues to expand and update its network of tax treaties and tax information exchange agreements. As one example, Canada will seek to bring into force the tax treaty with Madagascar that was signed in November 2016.

Growth	71

Common Reporting Standard—Sharing of International Tax Data

The recent implementation of the OECD/G20 Common Reporting Standard that allows jurisdictions to automatically exchange information on financial accounts held by non-residents will help advance the Government’s commitment to promote compliance and combat tax evasion. To ensure that the information received is properly leveraged to address the highest-risk population of tax evaders, the Government will provide $38.7 million over five years to the CRA. This will allow the CRA to expand its offshore compliance activities through the use of improved risk assessment systems and business intelligence, and will facilitate the hiring of additional auditors.

Holding Passive Investments Inside a Private Corporation

In October 2017, the Government announced it would lower taxes on small businesses from 10.5 per cent to 9 per cent by 2019, while making sure the small business tax rate was not being used to gain a personal tax advantage for a very small number of wealthy individuals.

Corporate income is taxed at lower rates than personal income to provide businesses with more money to invest, grow and create jobs. Currently, however, some wealthy corporate owners can gain significant tax advantages by holding corporate income inside their corporation for personal savings purposes. Action is needed to ensure that the tax system encourages corporate owners to use low corporate tax rates to support their business, not for significant personal tax advantages.

The Government has engaged Canadians in an open dialogue on tax planning strategies using private corporations, and has listened to their feedback. With respect to efforts to limit the benefits of passive investments held within private corporations, in October 2017 the Government committed that, in any changes it would make, it would ensure that:

•	Passive investments already made by private corporations’ owners, including the future income earned from such investments, are protected;

•

Going forward, a $50,000 threshold on passive income in a year (equivalent to $1 million in savings, based on a nominal 5-per-cent rate of return) would be available to provide more flexibility for business owners to hold savings for multiple purposes, including savings that can later be used for personal benefits such as sick leave, maternity or parental leave, or retirement; and

•	Incentives would be maintained such that Canada’s venture capital and angel investors can continue to invest in the next generation of Canadian innovation.

72	Chapter 1

During the period of consultation, the Government heard that its proposals could be very complex and add significant burdens on businesses. Consistent with the Government’s outlined principles, and consistent with the helpful contributions of many Canadians in the consultation period, the Government proposes two new measures to limit deferral advantages from holding passive savings in a corporation, but in a more targeted and simpler manner than was proposed in July 2017.

Limiting Access to the Small Business Tax Rate to Small Businesses

The first measure proposes to limit the ability of businesses with significant passive savings to benefit from the preferential small business rate. The current small business deduction limit allows for up to $500,000 of active business income to be subject to the lower small business tax rate. Access to the lower tax rate is phased out on a straight-line basis for associated Canadian-controlled private corporations (CCPCs) having between $10 million and $15 million of aggregate taxable capital employed in Canada.

In the consultation, many tax experts and advisors suggested that the main reason for the use of private corporations as a tax planning tool was the significant difference between personal tax rates and the low small business tax rate. Rather than remove access to the refundable taxes as proposed in July 2017, an alternative proposed approach is instead to gradually reduce access to the small business tax rate for corporations that have significant passive investment income. Such an approach would reinforce the principle that the small business rate is targeted to support small businesses, which tend to have more difficulty accessing capital, so they can re-invest in their active business, not accumulate a large amount of passive savings.

Consistent with this principle, Budget 2018 proposes to introduce an additional eligibility mechanism for the small business deduction, based on the corporation’s passive investment income.

Under the proposal, if a corporation and its associated corporations earn more than $50,000 of passive investment income in a given year, the amount of income eligible for the small business tax rate would be gradually reduced. For the limited number of corporations earning that level of passive income, their corporation’s active business income would potentially be taxed at the general corporate income tax rate.

It is proposed that the small business deduction limit be reduced by $5 for every $1 of investment income above the $50,000 threshold (equivalent to $1 million in passive investment assets at a 5-per-cent return), such that the business limit would be reduced to zero at $150,000 of investment income (equivalent to $3 million in passive investment assets at a 5-per-cent return).

Growth	73

The proposal represents an important departure from the July approach. Importantly, the design does not directly affect taxes on passive investment income. Under this proposal, the tax applicable to investment income remains unchanged—refundable taxes and dividend tax rates will remain the same, unlike the July 2017 proposal. No existing savings will face any additional tax upon withdrawal, thereby maintaining the Government’s commitment to protect the tax treatment of all past savings and investments.

The new approach will be much simpler to comply with, will not require the tracking of new and legacy pools of passive investments, and will target only private corporations with more than $50,000 in passive investment income per year or approximately $1 million in passive investment assets (assuming an average 5-per-cent return).

Furthermore, capital gains realized from the sale of active investments or investment income incidental to the business (e.g., interest on short-term deposits held for operational purposes) will not be taken into account in the measurement of passive investment income for purposes of this measure. With the proposed approach, incentives will be maintained such that Canada’s venture capital and angel investors can continue to invest in Canadian innovation.

Limiting Access to Refundable Taxes for Larger CCPCs

The second measure will limit tax advantages that larger CCPCs can obtain by accessing refundable taxes on the distribution of certain dividends.

74	Chapter 1

The tax system is designed to tax investment income earned by private corporations at a higher rate, roughly equivalent to the top personal income tax rate, and to refund a portion of that tax when investment income is paid out to shareholders.

In practice, however, any taxable dividends paid by a private corporation can trigger a refund of taxes paid on investment income, regardless of the source of that dividend (i.e., whether coming from investment income or lower-taxed active business income).

This means that larger CCPCs can pay out lower-taxed dividends from their pool of active income taxed at the general corporate rate, and still claim a refund of taxes paid on their investment income which is intended to be taxed at higher tax rates. This can provide a significant tax advantage. Budget 2018 proposes that CCPCs no longer be able to obtain refunds of taxes paid on investment income while distributing dividends from income taxed at the general corporate rate. Refunds will continue to be available when investment income is paid out.

Targeting the Impact of Passive Investment Changes

In total, Budget 2018’s proposals on passive investments are targeted—less than 3 per cent of CCPCs will be affected, approximately 50,000 private corporations.

Overall, more than 90 per cent of the tax revenues from the two measures would be generated from corporations whose owners’ household income is in the top 1 per cent of the income distribution. Owners below the top 1-per-cent threshold whose corporations are affected by the measures would nevertheless typically have significant accumulated wealth.

The two measures will apply to taxation years that begin after 2018.

In total, inclusive of the Government’s changes to income sprinkling rules, the Government expects to raise from these measures $925 million per year by 2022–23.

Table 1.1

Measures to Limit Tax Planning Using Private Corporations

($ millions)	2017–18	2018–19	2019–20	2020–21	2021–22	2022–23	Total
Holding Passive Investments Inside a Private Corporation
	0	(43)	(305)	(650)	(630)	(705)	(2,333)
Income Sprinkling Using Private Corporations (December 2017)
	(45)	(190)	(200)	(205)	(215)	(220)	(1,075)
Total	(45)	(233)	(505)	(855)	(845)	(925)	(3,408)

Growth	75

How These Changes May Affect Businesses That Hold Passive Investments

Elise owns a catering business. Her corporation earns $100,000 (after tax) in business income each year, and pays out $75,000 as dividends to cover Elise’s living expenses. She saves the other $25,000 in each of the next three years to build up a fund for her planned parental leave. Elise will not be affected by the new rules because the investment income on her savings will be well below the $50,000 threshold, and she does not earn business income taxed at the general corporate rate.

Simon is an incorporated farmer. Whenever possible, he puts aside excess income to manage weather and other risks affecting his livelihood. His goal is to save $500,000. He chooses to save through his corporation in the AgriInvest program to take advantage of matching government contributions. Investment income from AgriInvest is not considered passive income. As such, Simon will not be affected by the new rules.

Claire launched a successful retail business and now uses the retained earnings in her corporation to invest in promising start-ups. She sold her 20-per-cent stake in a growing clean-tech firm, and realized a $1 million capital gain, which she reinvested into two new start-ups. Claire will not be affected by the new rules because her ownership stake in this active business is such that her capital gain will not count towards the $50,000 threshold, and she is actively reinvesting.

Amrita owns a hotel. Her income depends on a number of factors outside her control, so she sets aside funds each year to ensure she can continue to pay salaries and expenses in case of a downturn. She has $400,000 in savings in her corporation that she invests in low-risk bonds. Amrita will not be affected by the new rules because the investment income on her savings will be well below the $50,000 threshold, and she does not earn business income taxed at the general corporate rate.

Saanvi owns a retail store and keeps cash deposits to pay her suppliers and the salary of her employee. She earns interest income on these deposits, which in her circumstances is considered incidental to her business. As a result, Saanvi will not be affected by the new rules.

Louis owns a very profitable private corporation that earns more than $500,000 annually. He has accumulated a portfolio with a value of $5 million, which he intends to pass on to his children. Given his level of savings and level of income, Louis will no longer receive the benefit of the small business rate to fund further passive investments, starting in 2019. All of his business’ income will be taxed at the general corporate rate.

76	Chapter 1

Closing Tax Loopholes

The Government is committed to closing tax loopholes that benefit small groups of taxpayers at the expense of those Canadians who pay their fair share of taxes. Budget 2018 continues the Government’s efforts to make legislative adjustments to ensure that the tax system is functioning as intended. Ongoing legislative adjustments help to make sure that as new avoidance schemes emerge, the Government is able to continue to safeguard the tax system and build an economy that works for everyone.

To make Canada’s tax system more fair:

•

The Government proposes to improve existing anti-avoidance rules meant to prevent a small group of taxpayers, typically Canadian banks and other financial institutions, from gaining a tax advantage by creating artificial losses that can be used against other income through the use of sophisticated financial instruments and structured share repurchase transactions.

•

The Government also proposes to clarify the application of certain rules for limited partnerships in order to prevent taxpayers from obtaining unintended tax advantages through the use of complex partnership structures.

Growth	77

Chapter 1—Growth

millions of dollars

	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	Total
1.1 More Help for Those Who Need it Most
Introducing the Canada Workers Benefit	0	125	505	510	515	520	2,175
Less: Funds announced in 2017 Fall Economic Statement	0	-125	-500	-510	-520	-530	-2,185
Improving Access to the Canada Workers Benefit	0	45	191	195	200	200	830
Improving Access to the Canada Child Benefit and Other Benefits	0	5	6	6	0	0	17
Less: Projected Revenues	0	0	-1	-1	-1	-1	-4
Building More Rental Housing for Canadian Families	0	31	35	36	9	4	114
1.1 More Help for Those Who Need it Most Total	0	80	236	236	202	192	947

1.2 Equality in the Workforce
Pay Transparency	0	1	2	0	0	0	5
Supporting Equal Parenting and the Flexibility for Earlier Returns to Work	0	4	257	310	320	332	1,223
Less: Projected EI Revenues	0	-96	-276	-285	-296	-306	-1,259
Supporting Community Women’s Organizations	0	10	15	25	25	25	100
A National Conversation on Gender Equality With Young Canadians	0	2	1	2	2	2	8
Engaging Men and Boys to Promote Gender Equality	0	1	1	0	0	0	2
Evidence-Based Policy	0	10	10	9	9	9	45
1.2 Equality in the Workforce Total	0	-68	10	61	60	62	124

1.3 Skills for Tomorrow’s Economy
Canada Summer Jobs 2019–20	0	2	112	112	112	112	449
Improving the Quality of Career Information and Program Results	0	6	6	6	6	6	28
Less: Funds Sourced from Existing Departmental Resources	0	-6	-6	-6	-6	-6	-28
Making Employment Insurance More Responsive and Effective	0	141	223	75	76	78	592
Less: Projected Revenues	0	-35	-102	-106	-110	-114	-467
Less: Funds Sourced from Existing Departmental Resources	0	-4	0	0	0	0	-4
Less: Year-over-year Reallocation of Funding	0	-6	0	0	0	0	-6

78	Chapter 1

Chapter 1—Growth

millions of dollars

	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	Total
Helping Women Enter and Succeed in the Trades	0	4	4	4	4	4	20
Less: Funds Sourced from Existing Departmental Resources	0	-4	-4	-4	-4	-4	-20
Pre-Apprenticeship Program	0	6	10	10	10	10	46
Getting Into and Staying in the Workforce and Career Pathways for Visible Minority Newcomer Women in Canada	0	11	11	11	0	0	32
Horizontal Skills Review	0	1	0	0	0	0	1
1.3 Skills for Tomorrow’s Economy Total	0	115	252	101	88	86	642

1.4 Strengthening Trade
Foregone Tariff Revenues Related to the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP)	0	0	455	492	565	597	2,108
Pursuing New Markets	0	15	15	15	15	15	75
Ensuring Rules-Based and Responsible Trade	1	40	40	39	39	39	198
1.4 Strengthening Trade Total	1	55	510	546	619	651	2,381

1.5 A Tax System for All Canadians
Cracking Down on Tax Evasion and Combatting Tax Avoidance	0	-32	-46	-45	-41	-21	-184
Combatting Aggressive International Tax Avoidance	0	5	6	9	10	9	39
Holding Passive Investments Inside a Private Corporation	0	-43	-305	-650	-630	-705	-2,333
Closing Tax Loopholes	0	-365	-560	-540	-540	-560	-2,565
1.5 A Tax System for All Canadians Total	0	-435	-905	-1,226	-1,201	-1,277	-5,044
Chapter 1—Net Fiscal Impact	1	-253	103	-282	-232	-286	-950

Growth	79

Canadians are innovators

“Innovators share… traits we are all born with—curiosity, courage, creativity, and a collaborative spirit—combined with an intense focus on discovering the truth. But discovery is only part of the equation. Equally important is using innovations wisely, for the betterment of everyone.”

—Neil Turok, Director,

Perimeter Institute for

Theoretical Physics

We have always understood that better is possible, and time after time we have used curiosity, courage, creativity, and collaboration to create positive change for ourselves—and the world.

This spirit of innovation that Canadians share helped to create the industries and jobs that created and grew Canada’s middle class. Today, that same drive to innovate creates new jobs and export opportunities in growing industries as it transforms jobs in existing ones.

The innovations we make today will create new and exciting job prospects for existing workers, and better opportunities for our children and grandchildren. We ask them “what they want to be when they grow up,” but many of them are likely to work in jobs and industries that haven’t been invented yet. After all, the largest companies in the world today didn’t exist just a generation or two ago.

Progress	81

At the same time, by making smart investments today—the kind that give more people a real and fair chance at success—we can build a forward-looking economy for Canada, one that our children and grandchildren will want to be a part of, in jobs they are qualified for, and excited to have.

Everyone—from junior researchers to veteran scientists to the CEOs of the companies whose businesses are leading the way in innovation—has a role to play in building Canada’s future economy. So too does government. Investing in the people and projects that will change our world for the better is not just the right thing to do, it’s the smart thing to do for Canada’s economy.

The Government proposes to make significant new investments to ensure that Canada’s current and future scientists and researchers have the funding and support they need to do their work. Budget 2018 proposes an investment of nearly $4 billion in Canada’s research system to support the work of researchers and to provide them access to the state-of-the-art tools and facilities they need.

These investments are not simply to enhance the status quo. In recognition of the historic opportunity for real change, investments made though Budget 2018 will be tied to clear objectives and conditions so that Canada’s next generation of researchers—including students, trainees and early-career researchers—is larger, more diverse and better supported.

Canada’s Granting Councils

Canada supports its researchers and scientists through three agencies: the Social Sciences and Humanities Research Council, the Natural Sciences and Engineering Research Council and the Canadian Institutes of Health Research. Together, they support and promote high-quality research in a wide variety of disciplines and areas, from how to make workplaces safer to how to build longer-lasting batteries to finding new ways to help ovarian cancer patients live longer lives.

82	Chapter 2

Federal scientists’ research touches everything from clean air and water to food security to developing drugs and vaccines that play a crucial role in protecting and improving the lives of Canadians. Budget 2018 proposes measures to “re-imagine” the National Research Council—at the centre of research excellence and collaboration, bringing together the best innovative minds from across the country to deliver solutions and breakthroughs that matter to Canadians. Budget 2018 also proposes to invest in Canada’s world-class federal science laboratories and facilities to enable scientists to continue to conduct research that promotes evidence-based decision-making.

To better support Canada’s innovators, Budget 2018 proposes to provide $2.6 billion in incremental support over five years. In addition to new funding, Budget 2018 announces measures that will transform Canada’s innovation programs—making them easier to access and to use, and expanding support for Canadian companies that want to scale up and sell their innovations in the global marketplace. Budget 2018 also proposes new initiatives to make business regulations more efficient and less costly, and seeks to promote greater awareness and use by Canadian entrepreneurs of intellectual property, important assets that can fuel the growth of innovative businesses in the modern economy. Businesses and entrepreneurs in rural areas are important contributors to Canada’s prosperity. Budget 2018 proposes new measures to improve the business environment in rural areas.

Progress	83

Canada’s Innovation and Skills Plan

Budget 2017 launched the Government’s Innovation and Skills Plan—an ambitious effort to make Canada a world-leading centre for innovation; to help create more good, well-paying jobs; and to help strengthen and grow the middle class. A number of signature initiatives are now underway:

Five innovation superclusters have been announced, selected from competing proposals from across Canada. When small, medium-sized and large companies, academic institutions and not-for-profit organizations come together to generate bold ideas, the results are more good, well-paying jobs for Canadians, and groundbreaking research that benefits everyone.

Canada’s New Superclusters

Building artificial intelligence-powered supply chains (SCALE.AI) in Montreal and the Quebec City-Waterloo corridor.

Promoting next-generation manufacturing (Advanced Manufacturing) in Southern Ontario.

Developing data-driven enterprises (BC Digital) in British Columbia. Unleashing the potential of Canadian crops (Protein Industries Canada) in the Prairie Provinces.

Six Economic Strategy Tables have been established for areas where there is great potential for Canadian businesses to grow and create high-quality jobs: advanced manufacturing, agri-food, clean technology, digital industries, health/bio-sciences and clean resources. The Economic Strategy Tables have identified four key areas where additional support could drive economic growth and create jobs. These include smart regulations, digitization/data, intellectual property and export services. Budget 2018 includes measures to address these opportunities.

Reforms to existing programs and transformational new investments in skills are making a difference for young Canadians and adults wanting to return to school (through enhanced Canada Student Grants), for adult workers who wish to retrain (through better access to Employment Insurance benefits), for young Canadians entering the workforce (through new job and work-integrated learning opportunities) and for unemployed and underemployed Canadians seeking training to find a new job (through skills and training initiatives funded through the Labour Market Transfer Agreements).

The federal, provincial and territorial governments have also undertaken important negotiations on the Labour Market Transfer Agreements. These new agreements, expected to come into force on April 1, 2018, will provide an additional $2.7 billion over six years, starting in 2017–18, to provinces and territories to address skills and training needs, which will allow people to advance their careers.

84	Chapter 2

Innovation Canada was launched in January 2018 to provide a single point of contact for Canadian innovators and entrepreneurs looking to grow their businesses. This innovative interface is an entrepreneur’s gateway to government programs and services (including at the provincial and territorial level). The tool generates targeted results, connecting businesses with exactly the resources they need.

This past year, the Government also launched a range of funds and initiatives aimed at supporting Canadian businesses that want to grow and create more good, well-paying jobs:

•	The Strategic Innovation Fund, to consolidate and simplify legacy industrial support business programs and attract and support new high-quality business investments.

•	The Venture Capital Catalyst Initiative to increase the availability of late-stage venture capital to support the growth of innovative Canadian firms.

•	The Impact Canada Initiative, focused on accelerating outcomes-based funding approaches across government.

•	The Innovative Solutions Canada procurement program, fulfilling a longstanding request from Canadian companies to help connect with government as a collaborator and first customer.

Investing in Canadian Scientists and Researchers

The world is in the midst of a shift to a knowledge-based global economy, driven by the creation of ideas and their translation into commercial value. This transformation brings with it the prospect of new jobs, and new solutions to some of the world’s greatest problems. But this shift will also bring change—change to the nature of work, the nature of middle class jobs and the skills needed to succeed in them.

Canada is well-positioned to lead in the coming years. Home to a highly skilled workforce and some of the world’s top researchers, Canada’s prospects are bright—thanks in part to earlier investments in science, research and innovation. These investments built world-leading Canadian universities and colleges and created a strong research environment—one that has resulted in global recognition and has succeeded in attracting top talent in important emerging fields like artificial intelligence. The next step is to build on this success, and make Canada a beacon that attracts the very best researchers from across the globe.

Progress	85

Supporting the Next Generation of Research and Researchers

Research expands our basic understanding of the world, generates new ideas, leads to new jobs for our children and grandchildren when they grow up, and helps to build a workforce that is better able to respond to challenges with creativity and confidence. This doesn’t just have economic benefits—it also makes Canada and the world a safer, healthier, better place to live.

86	Chapter 2

In the past year, the Government of Canada received the report from the expert panel on Canada’s Fundamental Science Review, led by Dr. David Naylor. While Canada spends more on higher-education research and development (as a share of gross domestic product) than any other Group of Seven (G7) country, the Review identified a number of challenges that require urgent attention. These include declining funding per researcher and the need to fundamentally shift how, when and where Canada invests—encouraging more global collaboration, fostering more interdisciplinary research, and better supporting research that has the potential to be groundbreaking. The Review also identified a need to focus on the next generation of researchers, including students, early-career researchers, and a science community that looks more like Canada—more diverse, and with a greater number of women.

Since the recommendations of the Fundamental Science Review were released in 2017, the Government has heard the strong and united message from Canada’s research community on the importance of investing in the future of Canadian research—one that supports young researchers and embraces the increasingly international, interdisciplinary, high-risk and fast-breaking nature of leading-edge research.

In response, the Government is proposing measures to make Canada’s research environment more responsive, agile and modern in order to attract the world’s best researchers to Canada and take Canadian research to new heights. Budget 2018 proposes a historic investment in support for researchers, in big data and in the equipment Canadian researchers need to succeed—and lead. This includes more than $1.7 billion over five years to support the next generation of Canadian researchers through Canada’s granting councils and research institutes, and would provide the single largest investment in fundamental research in Canadian history. It also includes over $1.3 billion over five years for investments in the laboratories, equipment and infrastructure researchers rely on every day.

Some of the most innovative and impactful research outcomes arise when researchers step beyond their traditional fields of study and beyond country borders to bring together different expertise and perspectives. Solutions from interdisciplinary and international research can have a profound impact on the daily lives of Canadians and are also the source of innovations that simply do not emerge out of any one field of study or geographic region. For example, Indigenous-led social scientists focused on Indigenous histories and landscapes are working with experts in geochemistry to bring together multiple research disciplines to improve our understanding of the history of Indigenous Peoples in Canada.

Fundamental research often pushes the knowledge frontier to ultimately lay the foundation for new innovations that drive the development of new products and services for global consumers. These investments in the work of researchers also support the Government’s efforts to help Canadians strengthen their skills and ensure that Canada has the talented people needed to compete in a global economy.

Progress	87

Granting Councils

Canada’s three granting councils are arm’s-length organizations that provide federal funding for the work of researchers at post-secondary institutions and research hospitals. In Budget 2018, the Government is proposing a historic investment to support this work—the most new funding for fundamental research through the granting councils in Canadian history.

The Government proposes to invest $925 million over five years, starting in 2018–19, and $235 million per year ongoing:

•	$354.7 million over five years ($90.1 million per year ongoing) to the Natural Sciences and Engineering Research Council (NSERC).

•	$354.7 million over five years ($90.1 million per year ongoing) to the Canadian Institutes of Health Research (CIHR).

•	$215.5 million over five years ($54.8 million per year ongoing) to the Social Sciences and Humanities Research Council (SSHRC).

To accelerate Canada’s transition to a more modern approach to research, Budget 2018 also proposes to create a new tri-council fund to support research that is international, interdisciplinary, fast-breaking and higher-risk. The Government proposes to provide $275 million over five years, starting in 2018–19, and $65 million per year ongoing, for this innovative approach, which will be administered by SSHRC on behalf of the granting councils.

88	Chapter 2

These two proposed investments would increase the granting councils’ annual budgets for fundamental research by over 25 per cent when they reach their peak in three years time. The proposed funding would provide increased support and training opportunities for about 21,000 researchers, students and high-quality personnel across Canada every year by 2021–22, including: 6,000 top-tier researchers and principal investigators; 3,500 early-career researchers; 8,000 undergraduate, master’s and doctoral students; 1,300 postdoctoral students; and 2,000 research assistants and technicians.

With this investment, the granting councils will be tasked with developing new plans, strategies and targets to ensure greater collaboration between NSERC, CIHR and SSHRC and support for interdisciplinary research, as well as plans to achieve greater diversity among research funding recipients, including improved support for women, underrepresented groups and early-career researchers. To support these goals, the Government proposes to provide $6 million over five years ($0.5 million ongoing) for surveys to collect improved data on researchers, and $15 million over five years to implement programs that support improved equality and diversity in academia at post-secondary institutions.

Canada Research Chairs

To attract and retain leading early-career researchers at post-secondary institutions across the country, Budget 2018 proposes a new investment of $210 million over five years, starting in 2018–19, with $50 million per year ongoing, for the Canada Research Chairs Program. The purpose of this investment will be to better support early-career researchers, while increasing diversity among nominated researchers, including increasing the number of women who are nominated for Canada Research Chairs. This funding will provide the flexibility to improve the program to meet researcher priorities, and could result in, for example, 250 additional Chairs for early-career researchers by 2020–21, and a sizeable increase in funding provided to early-career researchers. The Government expects the granting councils to target new funding to early-career researchers whose diversity better represents Canada’s population.

Over the next year, the Government will be doing further work to determine how to better support students, the next generation of researchers, through scholarships and fellowships.

Progress	89

Research Support

To ensure that researchers are provided with the necessary space and support at universities to undertake high-quality multidisciplinary research, the Government will increase the Research Support Fund. This Fund provides universities with resources to cover the indirect costs of research, including overhead costs such as those related to the maintenance of laboratories and other research space that are shared widely and therefore not covered through the granting council’s direct research funding.

Budget 2018 proposes to provide $231.3 million over five years, starting in 2018–19, with $58.8 million per year ongoing, to SSHRC, which administers this program on behalf of the granting councils.

Investing in the Equipment Researchers Need—Canada Foundation for Innovation

The Canada Foundation for Innovation provides access to the state-of-the-art tools and facilities that researchers need to carry out the promising and innovative research that makes Canada a leader on the global stage. This includes the equipment and labs that are right now allowing Canadian researchers to make discoveries in areas like new composite materials for jets and cars, new diagnostic techniques for childhood diseases, and new methods for cracking the quantum computing challenge.

90	Chapter 2

In order to do this important research, however, researchers need state-of-the-art equipment and good places to do their work. Providing ongoing, stable funding to the Canada Foundation for Innovation will allow the Foundation to provide access to cutting-edge research tools for about 17,500 researchers and 27,000 students and post-doctoral fellows every year.

Budget 2018 proposes to provide the Canada Foundation for Innovation with $763 million over five years, starting in 2018–19, to provide the tools researchers need. This includes $160 million for increased support to Canada’s nationally important research facilities through the Foundation’s Major Science Initiatives Fund. The Government also proposes to establish permanent funding at an ongoing level of $462 million per year by 2023–24 for research tools and infrastructure supported through the Canada Foundation for Innovation.

Progress	91

Harnessing Big Data

Digital research infrastructure is the collection of connectivity, computing power and storage services needed to support data-intensive and computationally-intensive research. Big data has become an essential tool for progress in science, underpinning world-class research across all disciplines. Improved technologies, such as cloud computing and faster networking, allow for new opportunities to address scientific challenges. For example, medical researchers in genomics can use advanced research computing to analyze genetic sequences to look for DNA-related changes that might cause cancer or dementia. Eventually, researchers may be able to develop personal medical treatment plans for patients based on genetics, age and behavioural data, improving health outcomes. Improved access to essential digital research tools and services will strengthen Canada’s reputation as a global leader in science, research and innovation.

The Government proposes to provide $572.5 million over five years, with $52 million per year ongoing, to implement a Digital Research Infrastructure Strategy that will deliver more open and equitable access to advanced computing and big data resources to researchers across Canada. The Minister of Science will work with interested stakeholders, including provinces, territories and universities, to develop the strategy, including how to incorporate the roles currently played by the Canada Foundation for Innovation, Compute Canada and CANARIE, to provide for more streamlined access for Canadian researchers.

What Will Success Look Like for Canadian Science and Research?
• A coordinated and harmonized system that is simple, effective and geared to meet the needs of Canadian researchers and modern research priorities.
• A research system that attracts global talent, promotes diversity and supports talent development across career stages.
• More researchers and students with access to cutting-edge research infrastructure, equipment and laboratories.

92	Chapter 2

Leveraging the Full Potential of Business-Academia Collaboration

Fundamental and basic research support through the three federal granting councils and the Canada Foundation for Innovation provides the fuel for Canada’s research system. Over the years these institutions have enabled discoveries in artificial intelligence and regenerative medicine, discoveries that will shape the economy of tomorrow and deliver tangible benefits to Canadians.

Canada continues to face challenges when it comes to translating the ideas generated from its world-class research into goods and services that people can use. An established role governments can play is to help bring together researchers and specialized equipment that resides at post-secondary institutions with businesses that have research needs but lack the skills and equipment to undertake their research in-house.

To modernize, simplify and improve the programs that bring together post-secondary researchers and businesses, Budget 2018 proposes to consolidate programming within each granting council in the following way:

•

The Natural Sciences and Engineering Research Council will consolidate the Engage Grants, Industrial Research Chairs, Connect Grants, Strategic Partnership Grants for Networks and Projects, and Experience Awards Grants into a single Collaborative Research and Development Grant program.

•

The Canadian Institutes of Health Research will consolidate the eHealth Innovations Partnership Program and Proof of Principle Program into a single Industry Partnered Collaborative Research program. The Government will also introduce legislation to separate the functions of the President from those of the Chair of Governing Council at this granting council in order to implement best practices in organizational governance.

Colleges and polytechnics are innovation intermediaries that actively collaborate with small and medium-sized businesses in their communities to solve business challenges. The Government proposes to provide $140 million over five years, starting in 2018–19, to increase support for collaborative innovation projects involving businesses, colleges and polytechnics through the College and Community Innovation Program.

Progress	93

Research Institutes and Organizations

At present, the Government allocates funding to a number of third-party research organizations that study a broad range of topics, from quantum science to regenerative medicine. The government will consider a new approach to determine how to allocate federal funding to third-party research organizations, as advocated by Canada’s Fundamental Science Review. The three federal granting councils and the Canada Foundation for Innovation, for example, use a competitive model to determine funding allocations.

To improve the adaptability and effectiveness of federal research funding, the Government will communicate in the coming year new competitive processes for research institutes and organizations. In the meantime, Budget 2018 proposes to provide support for the organizations below.

94	Chapter 2

Institute for Quantum Computing

This world-leading Canadian research facility focuses on the development of new quantum technologies. The Government proposes to provide the Institute with renewed funding of $15 million over three years, starting in 2019–20, to continue to undertake high-calibre quantum research.

Centre for Drug Research and Development

This not-for-profit organization works in partnership with academia, industry, governments and foundations to identify and evaluate promising discoveries in drug technology. The Government proposes to provide $48 million over three years, starting in 2019–20, in renewed support for the Centre’s efforts to translate promising drug discoveries into commercialized health innovations and therapeutic products.

Rick Hansen Institute

Founded by the “Man in Motion”, this not-for-profit research organization focuses on creating more accessible and inclusive communities and supporting research aimed at better treatment and a higher quality of life for people living with spinal cord injuries. The Government proposes to provide renewed funding of $23.6 million over four years, starting in 2018–19, through Western Economic Diversification, to support the Institute’s efforts to achieve breakthroughs in spinal cord injury research and care.

Centre of Excellence on the Canadian Federation

The Government proposes to contribute $10 million in 2018–19 to the Institute for Research on Public Policy to endow a Centre of Excellence on the Canadian Federation, a permanent research body to promote shared understanding of the Canadian federal community. The Centre will undertake research on issues such as the impact of emerging economic and social trends on Canada’s federal arrangements.

Progress	95

Stronger and More Collaborative Federal Science

Federal government scientists enrich Canada’s research environment, contributing to research focused on the public interest as well as the kind of discovery science that breeds innovation. Federal scientists seek to advance environmental remediation, energy and materials science, advanced manufacturing, and health and food safety. Thousands of scientists and the network of federal laboratories—including at the National Research Council—reinforce Canada’s research capabilities and strengths, including through collaboration with post-secondary institutions and businesses.

Gender-based Analysis Plus: Diversity in Research

As the National Research Council re-imagines itself to deliver on the Innovation and Skills Plan, it will be taking targeted action to include more women, youth, Indigenous Peoples, persons with disabilities and visible minorities among its researchers. Targeted actions include ensuring there are no unintended barriers to the participation of women researchers and entrepreneurs in the National Research Council’s programs, as well as increased outreach to diverse groups of Canadians so they are fully aware of its programs and the opportunity to participate.

96	Chapter 2

Governments around the world leverage their own research assets and talent to help businesses undertake commercially relevant but high-risk research, which can in turn lead to successful global companies. The National Research Council has the facilities, expertise and networks to convene strategic, large-scale national teams committed to cutting-edge innovation. Budget 2018 announces a “re-imagined” National Research Council and proposes to provide $540 million over five years, starting in 2018–19, and $108 million annually for measures that will reinforce its research strengths and role as a trusted collaboration partner of industry.

•

To catalyze transformative, high-risk, high-reward research with the potential for game-changing scientific discoveries and technological breakthroughs, the Government proposes to provide $150 million over five years with $30 million per year ongoing, to the National Research Council to fund its scientists to work with innovators from post-secondary institutions and businesses on multi-party research and development programs. This research will be modelled on the highly successful Defense Advanced Research Projects Agency in the United States.

•

To encourage, test and validate transformative research ideas generated by the National Research Council’s world-class scientists, the Government proposes to provide $30 million over five years with $6 million per year ongoing, to the National Research Council to establish an ideation fund to target breakthrough research ideas through a competitive peer-reviewed process.

•

To enhance collaboration with businesses and improve access to the National Research Council’s specialized facilities and equipment, scientists and technical services, the Government proposes to provide $62 million over five years with $12.4 million per year ongoing, to lower access fees charged to small and medium-sized enterprises and universities and colleges.

•

To allow for better long-term research planning and delivery, the Government will convert the National Research Council’s longstanding temporary funding into ongoing permanent funding by providing $298 million over five years and $59.6 million per year ongoing. Total funding proposed under Budget 2018 will raise the National Research Council’s total annual budget to $1.1 billion.

Progress	97

The National Research Council is only one of the Government’s science-based organizations. The Government has recently announced significant new funds in support of activities in other science-based federal departments and agencies.

The Government will also build on this renewal of federal science by launching the first phase of an ambitious plan to renew federal laboratories.

•

Public Services and Procurement Canada will begin the process for the construction of multi-purpose, collaborative, federal science and technology facilities. Rather than work in silos, this new approach to federal science and discovery will look to bring together federal scientists and science facilities across government including Agriculture and Agri-Food Canada, Natural Resources Canada, Fisheries and Oceans Canada, Environment and Climate Change Canada, the National Research Council and others in order to advance interdisciplinary research on, among other things, climate change, ocean protection, and human health. The Government proposes to provide $2.8 billion on a cash basis ($58 million on an accrual basis) over five years, starting in 2018–19, with $4.5 million per year ongoing. The new facilities will be built to achieve a net zero carbon footprint, and funding will support a new science infrastructure program management office to support the renewal of federal laboratories.

98	Chapter 2

•

Canada’s National Microbiology Laboratory, located in Winnipeg, is a world-leading facility that has helped advance critical work on infectious diseases, including helping to develop one of the world’s first vaccines to combat Ebola. To build on this expertise and deepen the cluster of expertise in infectious disease in Winnipeg, the Government proposes to provide $9.4 million over five years, starting in 2018–19, to establish a Centre for Innovation in Infectious Disease Diagnostics, funded from the Public Health Agency of Canada’s existing resource levels.

•

To advance our knowledge of the Canadian Arctic, the Government proposes to provide $20.6 million over four years, starting in 2019–20 with $5.1 million per year ongoing, to POLAR Knowledge Canada. This funding will support the Canadian High Arctic Research Station (CHARS) campus and enable world-class cutting-edge research strengthening Canadian leadership in polar science and technology. In addition, the Government proposes to amend the Canadian High Arctic Research Station Act to support the transfer of the CHARS campus to POLAR Knowledge Canada.

These investments will be carried out in a way that is more coordinated and agile, creating greater opportunity for collaboration across government and within the wider research system.

In addition, to ensure the Government continues to have access to world-class, independent scientific assessments to inform policy development in priority areas, the Government proposes to provide the Council of Canadian Academies, a not-for-profit research organization, with renewed funding of $9 million over three years, starting in 2020–21.

What Will Success Look Like?

•	Reinforced role for federal government scientists, with a greater focus on disruptive technologies.

•	Better linking scientific research to improving the lives of Canadians.

•	Increased collaboration between federal government scientists and private sector and academic researchers.

•	More opportunities for early-career researchers.

Progress	99

Innovation and Skills Plan—A More Client-Focused Federal Partner for Business

At its core, the Innovation and Skills Plan is about building an economy that works for everyone—an economy where Canadians have access to high-quality jobs and where Canadian businesses are well-placed to compete in a rapidly evolving and competitive global marketplace.

The Government currently supports businesses of all types and sizes through a vast and complicated array of programming. As recommended by the Advisory Council on Economic Growth, Budget 2017’s Innovation and Skills Plan announced a review of all innovation programs that serve the business community, in an effort to make the services provided more responsive to client needs, more efficient and better able to promote business growth.

The review took place across 20 federal departments and agencies, making the review the first effort to date to review the entire business innovation program suite.

What Will Success Look Like for Canadian Entrepreneurs?

•	Programs that are simple, effective and geared to meet the needs of Canadian workers and entrepreneurs.

•	A single window where Canadian businesses and entrepreneurs can access federal support rather than having to search for help across the entire government.

•	Services and programs that help Canadian entrepreneurs and high-growth Canadian businesses expand and create jobs.

•	Seamless help for growing businesses so that they are referred between programs without inconvenience or interruption as their needs change.

100	Chapter 2

As a result of the review, the Government is proposing a series of fundamental changes based on the following three principles:

•

A business-centric lens—Shifting to a focus on business needs allows for the design of a program suite with the main client—Canadian businesses— at the centre. This principle encompasses consolidating programs, streamlining the program suite, and strengthening the single window through which businesses can easily navigate all program offerings—Innovation Canada.

High-potential firms typically invest more, innovate constantly and expand into the global marketplace. Supported by an executive team with a strong desire to achieve and a high-risk tolerance, high-potential firms play a disproportionally larger role in the Canadian economy in terms of both job creation and gross domestic product growth.

–	Focus on growing high-potential firms—Solidifying support for high-potential firms as a core commitment of all federal business innovation programs, to deliver on the Budget 2017 commitment to “double the number of high-growth companies in Canada…from 14,000 to 28,000 by 2025.”

–	Accountability—Putting in place mechanisms to generate program performance data that focuses on firm-level results against indicators such as revenue growth, productivity performance and export intensity to ensure the program suite is delivering value for Canadians.

Following these principles, the Government is proposing an historic reform of business innovation programs to create a suite of programs that is easy to navigate and will respond to the challenges and opportunities facing Canadian businesses today and into the future. Total overall funding for innovation programming will increase, but the reform will see a reduction in the total number of business innovation programs by up to two-thirds.

Progress	101

These reforms are designed to benefit Canadian workers, entrepreneurs, small business owners as well as Canadians employed by large companies over the long term, saving people time and paperwork. Over the next one to two years, changes will be managed to minimize disruption. Implementation details will follow, with some elements coming online quickly and others requiring more fundamental structural changes to be implemented at a more measured pace. All applications, including those from Canadian business owners that have been submitted to an existing program, will be honoured, with all current programs remaining in place until further details are announced.

Innovation Canada – Accelerated Growth Service

Efforts to support high-potential firms will be further promoted through the consolidation of the Accelerated Growth Service and the Industrial Research Assistance Program’s Concierge Service, with the consolidated program and associated funding to reside within Innovation Canada at Innovation, Science and Economic Development Canada.

The Government proposes to provide the new consolidated program with $13.5 million over five years, starting in 2018–19, and $3 million per year ongoing, for 15 new Innovation Advisors to support Canadian high-potential firms.

The Creation of Four Flagship Platforms

The Government will streamline the program suite in part by designating four flagship “platforms”:

1.	Industrial Research Assistance Program

2.	Strategic Innovation Fund

3.	Canadian Trade Commissioner Service

4.	Regional development agencies

102	Chapter 2

Each will consolidate multiple programs and focus on providing the customized support that Canadian businesses need to succeed and grow. Together, these platforms will provide a streamlined user experience for businesses of all sizes, with a particular focus on serving the needs of all sizes of high-potential Canadian firms.

Industrial Research Assistance Program

To help Canadian entrepreneurs and small business owners develop innovative technologies and successfully commercialize them in a global marketplace, the Industrial Research Assistance Program (IRAP) offers flexible funding along with consulting services. IRAP has proven to be an effective resource for growing Canadian companies and innovative entrepreneurs. This program is well positioned to support funding for larger projects above the current contribution threshold of $1 million.

To enable IRAP to support business research and development for projects up to a new threshold of $10 million, the Government proposes to invest $700 million over five years, starting in 2018–19, and $150 million per year ongoing. This funding will support hard-working Canadian entrepreneurs to create jobs as they grow and expand their companies.

Hassan lives in Regina, where his company is working on inventing a new product to analyse soil composition for agricultural and ecological purposes. The Government will raise the threshold for eligible projects under the Industry Research Assistance Program from $1 million to $10 million, widening the range of financial support available to Hassan, and making it easier for him to access that support as his firm grows, alongside advice to help develop and get his product to market.

Strategic Innovation Fund

To allow for more focused support for business research and development projects over $10 million, the Strategic Innovation Fund will move away from supporting smaller projects to support larger projects that can lead to significant job creation and shared prosperity for Canadians. The Fund’s role in facilitating the growth and expansion of firms and attracting large-scale job-creating investments will remain unchanged. At the same time, the Fund’s role in advancing research and development through collaboration between academia, not-for-profits and the private sector will be expanded.

The granting councils currently host two programs targeted at promoting large-scale business-academia collaborations that have proven to be effective in helping firms grow to create jobs and prosperity for Canadians. In order to modernize these programs and make them more accessible for businesses, the Government will consolidate the Centres of Excellence for Commercialization and Research and the Business-led Networks of Centres of Excellence programs and transfer responsibility for these programs and associated funding to the Strategic Innovation Fund.

Progress	103

Canadian Trade Commissioner Service (TCS)

To help Canadian firms unlock growth opportunities through exports, the TCS will undergo transformative enhancements to simplify the client experience, modernize tools and offer innovative services.

Exports are vital to the growth of our companies and economy. They help to turn small companies into big ones and support one in every six Canadian jobs, with these jobs typically paying higher wages than others. As stated in Budget 2017, the Government has set a goal to push Canada ahead by growing our country’s exports 30 per cent by 2025.

One ingredient for success is Canada’s suite of new free trade agreements—important tools for opening up new markets for our businesses. But there is a lot involved for companies trying to capitalize on these opportunities—learning how to do business in these markets, gathering market intelligence, navigating local laws and regulations, and making the right connections.

Vancouver entrepreneur Samantha transformed her home-based one-woman clothing company into a flourishing business. With growing sales and brand recognition throughout Canada, Samantha is ready to take her business to the next level and has identified the United States and Australia as key targets. The Canadian Trade Commissioner Service will be modernizing its service offerings and salesforce abroad so it is easier for high-performing entrepreneurs like Samantha to get the support they need to expand into new markets.

The Government has a number of programs to help, including Global Affairs Canada’s Canadian Trade Commissioner Service. With over 1,300 trade commissioners in 161 offices around the world and across Canada, the TCS provides companies with advice, connections and funding to help them explore new markets. Other federal partners like Export Development Canada and the Canadian Commercial Corporation offer complementary services, including financing, advisory services, and assistance accessing global supply chains.

To augment and modernize this platform of export support programs, the Government will be making transformative enhancements in the coming year, with a focus on simplifying the client experience, providing targeted support to high-potential firms and offering innovative services.

104	Chapter 2

To this end, TCS transformative enhancements will support:

•

Amalgamation of multiple trade promotion programs across the Government including CanExport, Canadian Technology Accelerators, Going Global Innovation and Canadian International Innovation Program, under TCS for simpler client navigation.

•	The creation of a high-impact, agile TCS workforce with strong expertise.

•	Modernization of digital tools to better serve Canadian businesses, including seamless client navigation across federal partners;

•	Orientation towards the new economy, with targeted support towards growing Canada’s exports in technology, digital services and intellectual property.

•	Enhancement of local TCS presence across Canada to connect aspiring exporters with the TCS’ platform.

•	Efforts to connect women entrepreneurs with export opportunities.

In addition, Budget 2018 proposes to provide $10 million over five years, starting in 2018–19, with $2 million per year thereafter, to renew the successful Canadian Technology Accelerators program, which helps high-growth Canadian technology businesses take their leading products and services to key markets in the United States.

Over the next year, the Government will continue to refine its export support platform, including by simplifying and improving the client experience across the TCS, Export Development Canada and other federal partners.

Regional development agencies

To foster economic growth in communities across Canada, the Government proposes to provide an additional $400 million over five years on an accrual basis, $511 million over five years on a cash basis, starting in 2018–19, to the regional development agencies to support the Innovation and Skills Plan across all regions of Canada. Of this amount, $105 million will support nationally coordinated, regionally tailored support for women entrepreneurs as part of the new Women Entrepreneurship Strategy. In addition, $35 million of the funding will be dedicated to supporting skills development and economic diversification activities to help workers and communities in the West and in the Atlantic region adapt to Canada’s transition to a low-carbon economy. This will complement the work of the recently established federal task force that will report later this year.

Progress	105

The Government also proposes to extend core funding of the regional development agencies that is currently time-limited:

•	$20 million per year on a cash basis, starting in 2018–19 and ongoing, to the Canadian Northern Economic Development Agency to continue its economic development programming.

•

$920 million over six years, on a cash basis, starting in 2018–19, to renew the funding for the Federal Economic Development Agency for Southern Ontario to support economic growth in southern Ontario through the delivery of federal programs and services.

The Government will also introduce legislation to enable Western Economic Diversification Canada to collaborate more effectively with provinces in its region of activity.

As part of the broader review of innovation programs, over the next year, the Government will explore ways to simplify the existing suite of 22 programs offered by the regional development agencies. It is proposed that the agencies will place greater emphasis in helping firms scale up, develop new markets and expand, as well as assist with the adoption of new technologies and processes. The agencies could also become the main platform to support regional innovation ecosystems. Under any proposed change, the regional development agencies will also maintain their current functions that support communities in advancing and diversifying their economies.

Raising the bar in food innovation in Ontario: Noblegen Inc. (Peterborough, Ontario) started as an award-winning high school science fair project for one of its co-founders and now creates bioproducts for use in food and beverage development. Four years since it was established, Noblegen is in discussions with five of the largest food and beverage companies in the world. Receiving support from the Federal Economic Development Agency for Southern Ontario via its Investing in Business Innovation Initiative, this clean-technology company is contributing to a sustainable supply chain for what we eat and drink every day, while expanding its local workforce and doing business within the community.

YuKonstruct building the innovation ecosystem in the Territories: Since its inception, and with sustained support from the Canadian Northern Economic Development Agency, the YuKonstruct Makerspace Society (Whitehorse, Yukon) has filled a gap in the innovation ecosystem in the territory. Following its initial success in creating the community makerspace in Canada’s North—a collaborative, community-operated, multiuser workspace to provide access to tools and equipment to bring innovative ideas to life—YuKonstruct is now exploring options for expanding its support systems for entrepreneurs. In October 2017, YuKonstruct received the national Startup Canada Entrepreneur Support Award for demonstrating excellence in advancing Canadian entrepreneurship through leadership, innovation and impact.

106	Chapter 2

Placing Evidence at the Centre of Program Evaluation and Design

With these ambitious reforms, to ensure business innovation programing is investing in the right place, supporting high-performing businesses and meeting economic objectives, the Government proposes to provide:

•	$1 million per year ongoing, starting in 2018–19, to Statistics Canada to improve performance evaluations for innovation-related programs.

•

$2 million per year ongoing, starting in 2018–19 to the Treasury Board Secretariat to establish a central performance evaluation team to undertake innovation performance evaluations on an ongoing basis, including using the data developed by Statistics Canada.

To ensure that business innovation programming is also contributing to improved diversity outcomes, a national strategy will be developed outlining ways to boost the participation of underrepresented groups in an innovation-driven economy.

Progress	107

Streamlining the Innovation Program Suite

Department	Count	Programs Streams Reviewed under Horizontal Innovation Review[1]	Consolidated Program Suite under Budget 2018	Count
Global Affairs Canada	5	Canadian Trade Commissioner Service	Canadian Trade Commissioner Service	1
		CanExport		
		Canadian Technology Accelerators		
		Going Global Innovation		
		Canadian International Innovation Program		
Natural Resources Canada	9	GeoConnections Program	Cleantech for Natural Resources	1
		Impact Canada Clean Technology Program Stream		
		Green Jobs: Science and Technology Internship Program		
		Forest Innovation Program	Innovation for Forestry	1
		Forest Research Institutes Initiative		
		Investments in Forest Industry Transformation Program		
		Energy Innovation Program (ecoENERGY Innovation Initiative)	Innovation for Energy and Mineral Development	1
		Oil Spill Response Science		
		Mining Innovation Program		
Atlantic Canada Opportunities Agency	2	Business Development Program	Upcoming proposals on program consolidation. See section entitled "Regional Development Agencies"	
		Atlantic Innovation Fund		
Canadian Northern Economic Development Agency	1	Strategic Investments in Northern Economic Development		
Canada Economic Development for Quebec Regions	5	Productivity and Expansion		
		Innovation and Technology Transfer		
		Commercialization and Exports		
		Network Structuring		
		New Business Development and Start-ups		
Western Economic Diversification Canada	2	Western Diversification Program		
		Western Innovation Initiative		
Federal Economic Development Agency for Southern Ontario	9	Advanced Manufacturing Fund		
		Investing in Business Growth and Productivity		
		Achieving Innovation and Manufacturing Excellence Global Initiative		
		SMART Advanced Technologies for Global Growth		
		Investing in Business Innovation		
		AC Jumpstart		
		SmartStart Seed Fund		
		Investing in Commercialization Partnerships		
		Eastern Ontario Development Program		
Innovation, Science and Economic Development—Northern Ontario	3	Northern Ontario Development Program: Targeted Manufacturing Initiative for Northern Ontario		
		Northern Ontario Development Program: Youth Internships		
		Northern Ontario Development Program: Business Growth and Competitiveness Priority		
Natural Sciences and Engineering Research Council of Canada	6	Collaborative Research and Development	Natural Sciences and Engineering Research Council of Canada Collaborative Research and Development Program	1
		Engage Grant		
		Industrial Research Chairs		
		Connect Grants		
		Strategic partnership grants for networks and projects		
		Experience awards (previously Industrial Undergraduate Student Research Awards)		
Canadian Institutes of Health Research	3	Industry Partnered Collaborative Research	Canadian Institutes of Health Research—Collaborative Research and Development Program	1
		Proof of Principle Programs		
		eHealth Innovations Partnership Program

108	Chapter 2

Department	Count	Programs Streams Reviewed under Horizontal Innovation Review[1]	Consolidated Program Suite under Budget 2018	Count
Tri-Council	3	College and Community Innovation Program		1
		Centres of Excellence for Commercialization and Research	Consolidate programs and transfer responsibility to Innovation, Science and Economic Development under the Strategic Innovation Fund	-
		Business-led Centres of Excellence		
Public Services and Procurement Canada	1	Build in Canada Innovation Program	Consolidated within Innovative Solutions Canada	-
Innovation, Science and Economic Development Canada	8	Innovative Solutions Canada	Innovative Solutions Canada	1
		Strategic Innovation Fund		1
		Venture Capital Catalyst Initiative		1
		Canada Small Business Financing Program		1
		Innovation Superclusters Initiative		1
		Sustainable Development Technology Canada		1
		Innovation Canada	Innovation Canada	1
		Canada Business Network		
National Research Council Canada	17	Concierge	Consolidated within Innovation Canada	-
		Aerospace	National Research Council—Technology Development and Advancement Program	1
		Aquatic and Crop Resource Development		
		Automotive and Surface Transportation		
		Construction		
		Energy, Mining and Environment		
		Human Health Therapeutics		
		Canadian HIV Technology Development Program		
		Information and Communication Technologies		
		Medical Devices		
		Ocean, Coastal, and River Engineering		
		Industrial Research Assistance Program: Contributions to Firms	Industrial Research Assistance Program	1
		Industrial Research Assistance Program: Contributions to Organizations		
		Industrial Research Assistance Program: Youth Employment Program		
		Industrial Research Assistance Program: Youth Employment Program Green		
		Industrial Research Assistance Program: EUREKA		
		Canadian Accelerator and Incubator Program	Regional development agencies could increasingly take on responsibilities for accelerator and incubator support	1
Third Party Organizations receiving funding from Innovation, Science and Economic Development Canada	6	CANARIE		6
		Mitacs Canada		
		Stem Cell Network		
		Genome Canada		
		Centre for Drug Research and Development		
		Futurpreneur Canada		
Agriculture and Agri-Food Canada	3	Canadian Agricultural Adaptation Program		3
		Enabling Commercialization and Adoption		
		Industry-led Research and Development		
Canadian Space Agency	3	Earth Observation Applications & Utilizations		3
		Space Technology Development Program		
		David Florida Laboratory		
National Defence	1	Defence Innovation Research Program		1
Environment and Climate Change Canada	1	Science Horizons Youth Internship Program		1
Crown-Indigenous Relations and Northern Affairs Canada	1	Aboriginal Entrepreneurship Program: Business Capital and Support		1
Canadian Heritage	2	Canada Media Fund		2
		Canada Periodical Fund		
POLAR Knowledge Canada	1	Northern Science and Technology Program		1
Total of program streams	92			35 +

Note: 1. Program streams largely reflect the inventory of federal business innovation and clean technology programs reviewed by the Treasury Board Secretariat in undertaking the Horizontal Innovation and Clean Technology Review. Programs listed may not align with the Treasury Board Secretariat's inventory as the scope of the relevant programs included in the Review was refined. More recent measures, such as the Innovation Superclusters Initiative, that were not within the scope of the Review have also been included to better represent the current suite of innovation and clean technology programming available to businesses. Program streams not listed above were not examined in the Review and are unchanged.

Progress	109

Expanding Access to Entrepreneurship in Canada

Entrepreneurs with different backgrounds, experience and global relationships enrich Canada’s innovation system and help to create well-paying jobs for Canadians.

A New Women Entrepreneurship Strategy

In Canada, fewer than one in six businesses (16 per cent) are majority-owned by women, and businesses owned by women tend to be smaller than businesses owned by men, although the difference varies by industry, according to the Business Development Bank of Canada (BDC) based on 2014 data from Statistics Canada.

Women entrepreneurs face unique barriers in accessing capital, supply chains and export programs compared to their male counterparts. Women entrepreneurs may also have a harder time receiving training and finding mentorship.

The Government believes that with greater support, women-led businesses could enter, compete and win on the world stage, boosting economic growth and creating more good, well-paying jobs here at home.

This is why helping women entrepreneurs scale up their businesses is a key part of the Government’s Innovation and Skills Plan. Drawing on recommendations made by the Canada-United States Council for Advancement of Women Entrepreneurs and Business Leaders, the new Women Entrepreneurship Strategy will take a comprehensive approach, addressing critical growth stages and other challenges to better support women entrepreneurs, to help them grow their businesses and to remove barriers to their success.

110	Chapter 2

Helping Women-Led Businesses Grow

In order to grow, businesses require skills, access to mentorship and networking opportunities.

•

Budget 2018 proposes to provide $105 million over five years to the regional development agencies to support investments in women-led businesses, helping them scale and grow, as well as to support regional innovation ecosystems, including incubators and accelerators, and other third-party programs supporting mentorship, networking and skills development. These areas are consistent with the recommendations of the Canada-United States Council for Advancement of Women Entrepreneurs and Business Leaders, and the Expert Panel on Championing and Mentorship for Women Entrepreneurs, chaired by Arlene Dickinson. Further details on these initiatives will be announced in the coming months.

•

The federal government is the single largest procurer of goods and services in Canada. In its recent report, the Canada-United States Council for Advancement of Women Entrepreneurs and Business Leaders recommended that Canada and the U.S. increase the proportion of procurement from women-led businesses. In the U.S., the federal government has set a target that 5 per cent of all federal contracts be awarded to women-led SMEs. The Government of Canada does not currently have sufficient data to be able to assess this figure for all federal procurement, but we are committed to filling this gap in knowledge and reviewing potential options.

•

Moreover, we also recognize the importance of ensuring that women-owned businesses have equal opportunity to participate in federal procurements. Of those SMEs who participate in federal procurement, 10 per cent are women-owned. The Government intends to introduce measures to increase this participation rate by 50 per cent (to at least 15 per cent), in order to reflect the current proportion of SMEs majority led by women entrepreneurs in the broader population.

•

The Business Development Bank of Canada (BDC) will coordinate a series of boot camps across Canada for promising women entrepreneurs looking to start their business. These bootcamps will focus on enhancing business skills and financial literacy. As well, the BDC will expand its suite of online learning content to better equip women entrepreneurs with the knowledge and tools they need to succeed.

•

Growing, women-owned firms will also need to find export opportunities. Budget 2018 proposes that the Government will invest $10 million over five years, starting in 2018–19, to connect women with expanded export services and opportunities through the Business Women in International Trade Program, with a specific focus of taking advantage of new opportunities arising from the Canada-European Union Comprehensive Economic and Trade Agreement and the Comprehensive and Progressive Agreement for Trans-Pacific Partnership.

Progress	111

Increasing Access to Capital

As women-led companies grow, their need for capital increases. Additional capital can help women-led companies scale into globally competitive companies, and support sales into international markets.

•

To better support the growth of women-led businesses into competitive, sustainable world-class companies, the Government will make available $1.4 billion over three years, starting in 2018–19, in new financing for women entrepreneurs through the BDC. This commitment is in addition to an increase to $200 million (from $70 million) for investments in women-led technology firms over five years through the BDC’s Women in Technology Fund.

•

Women entrepreneurs also need access to financing that enables them to take advantage of opportunities in the global marketplace. To provide financing and insurance solutions for women-owned and women-led businesses that are exporting or looking to begin exporting, the Government will make available $250 million over three years, starting in 2018–19, through Export Development Canada (EDC). As well, EDC will support the international success of women entrepreneurs by providing expert advice, including though training sessions. EDC will also partner with women business associations, the Canadian Trade Commissioner Service and the BDC in order to ensure more women-led companies looking to export have quick access to available federal resources.

•

To support women entrepreneurs in agriculture, the Government will create and launch a new lending product in 2018–19 designed specifically for women entrepreneurs through Farm Credit Canada. In addition, Farm Credit Canada will continue to offer advisory services, learning events and knowledge initiatives aimed at women entrepreneurs in the agriculture and agri-food sectors.

•

Essential capital and guidance to women-led companies is also provided by Canada’s venture capital market. The Government is committed both to improving the representation of women among venture capital firm managers, and to ensuring venture capital funds are investing in Canada’s promising women-owned firms. A recent report by MaRS and PricewaterhouseCoopers estimated only 30 per cent of Canadian venture capital firms have a female partner, and only 12 per cent of all venture capital partners are female.

•

The Government’s Venture Capital Catalyst Initiative, launched in December 2017 with the goal of injecting up to $1.5 billion into Canada’s venture capital market, includes a strong focus on gender balance and diversity. All proposals submitted under the Initiative are expected to demonstrate how they will improve gender representation among venture capital fund managers and portfolio companies, and will be assessed on this basis. This gender focus is expected to reduce bias in the investment community, and ensure high-performing women-owned firms can access the capital they need.

112	Chapter 2

Improving Access to Federal Business Innovation Programming

Women entrepreneurs also depend on fair and efficient access to the entire suite of federal business innovation programming, from research and development support all the way through export programs.

•

To address potential biases, and maximize the opportunities available to women entrepreneurs, Budget 2018 announces that the Government’s coming reform to federal innovation programs will include a universal goal to improve the participation of underrepresented groups, including women entrepreneurs, in the innovation economy.

Enhancing Data and Knowledge

Finally, improved data, knowledge and best practices will support the advancement of women-owned companies throughout the innovation ecosystem, and will allow policymakers to make well-informed, evidence-based decisions. Collecting gender-disaggregated data—data that shows differences between women and men—is important, as is collecting data that explains differences among women. This information helps to guide decisions that will generate better results for more people.

•

To accelerate the accumulation and dissemination of knowledge, data and best practices for women entrepreneurs, the Government will make available $9.5 million over three years to support third-party proposals through a competitive process, to be administered by Innovation, Science and Economic Development.

Advancing Women Business Leaders

Encouraging corporate diversity is not just about creating equal opportunities for women. It is about creating a competitive advantage for Canadian businesses by making sure that our businesses have access to the talent, ambition, skills and new perspectives that women bring to the job. While there is no shortage of women with senior leadership experience in Canada, change is slow and women remain a minority on corporate boards, holding less than one fifth (19 per cent) of board seats and only 15 per cent of executive officer positions at S&P/TSX Composite Index companies, according to Catalyst Canada.

More women in the workforce inevitably leads to a greater talent pool—and when women hold leadership positions, companies see stronger financial performance, more innovation, and more effective decision-making at the board level. A McKinsey Global Institute study of more than 1,000 companies in 12 countries found that the companies that had the most gender diversity on their executive teams were 21 per cent more likely to have above-average profitability, compared to the “least diverse” companies. Further, a 1 per cent increase in gender diversity in Canadian workplaces is associated with an average increase of 3.5 per cent in revenue and 0.7 per cent in workplace productivity, according to the Centre for International Governance Innovation.

Progress	113

The Government is committed to making gender equality a priority and harnessing this competitive advantage for Canada. This includes the way that the Government itself makes decisions. In 2015, the Government unveiled Canada’s first gender-balanced Cabinet. Since that time, the percentage of women appointed by the federal Cabinet to senior positions has grown, and women now account for more than 40 per cent of these high-level appointments. As a further example of its commitment to gender equality and its willingness to lead by example, the Government has named the advancement of gender equality and women’s economic empowerment one of the key themes during Canada’s G7 Presidency this year.

In addition, legislation recently introduced in Parliament by the Minister of Innovation, Science and Economic Development proposes amendments to the Canada Business Corporations Act that would require federally incorporated corporations to make annual disclosures to shareholders regarding the diversity of their senior management teams and boards of directors.

Building on this legislative requirement, the Government will further support corporate inclusion by publicly recognizing corporations that are committed to promoting women, including minority women, to senior management positions and boards of directors. In partnership with the private sector, the Government will create an annual award for Canadian corporations showing leadership in this area.

Expanding the Diversity of Entrepreneurs

Canada’s Start-up Visa Program provides permanent resident immigration status to innovative global entrepreneurs with the potential to grow their companies in Canada. In July 2017, the Government announced that the Start-up Visa Program, initially launched as a pilot project, will be made a permanent pathway to immigrate to Canada, as of March 31, 2018.

When first introduced, the Start-up Visa was a small, low-volume program. But in recent years, it has seen increased interest from global entrepreneurs eager to come to Canada and grow their businesses. To match that growing demand, Budget 2018 proposes to provide $4.6 million over five years, beginning in 2018–19, and $0.8 million per year ongoing, to enhance the Start-up Visa client-service experience by ensuring applicants, private sector partners and immigration officials are able to process applications electronically and more efficiently.

114	Chapter 2

Canada’s Start-Up Visa Program

During the first three years of the pilot project, Start-Up Visa entrepreneurs received over $3.7 million in investment capital from private-sector partners, including venture capital funds, angel investor groups and business incubators.

Some of the start-ups created with the help of the Start-Up Visa Program have already been acquired by larger companies—an indicator of success for a new venture. For example, Huzza Media— an online platform for musicians was acquired by Kickstarter in 2017.

Other examples of successful companies established through the Start-Up Visa Program include:

• Zeetl—a social media telephony company acquired by Hootsuite in 2014; and,

• Lendful—an online lending marketplace that has raised $17 million in debt and equity financing.

Quotes

“Every company launched in Canada with the help of the Start-Up Visa Program has the potential to be a big win for Canadians. Our Government’s Innovation and Skills Plan has identified the nurturing entrepreneurship and growth of start-ups as vitally important to Canada’s present and future economy. Making the Start-Up Visa Program permanent supports that agenda.”

— The Honourable Ahmed Hussen,

Minister of Immigration, Refugees and Citizenship

“Canadians benefit through the jobs that are created when entrepreneurs come from all corners of the globe to start businesses in this country. By making the Start-Up Visa Program permanent, Canada will attract more innovative entrepreneurs who generate new business opportunities, create jobs and equip Canadians with the skills they need for the jobs of the future.”

— The Honourable Navdeep Bains,

Minister of Innovation, Science and Economic Development

Making it Easier for Entrepreneurs and Companies to Do Business

For Canadian companies to grow and thrive in the global marketplace, they also need a competitive and predictable business environment that supports investment. This includes marketplace regulations and standards that support innovation and that allow businesses to better access markets at home and abroad. Budget 2018 proposes a new, modern approach to intellectual property, an ambitious regulatory agenda, and a simpler federal procurement system to make it easier for companies to do business and grow.

Progress	115

A New Intellectual Property Strategy

For Canadian businesses to grow and create good, well-paying jobs, they need the ability to turn their new ideas into new goods and services that can compete in the marketplace. To give businesses the confidence they need to grow and take risks, a well-defined strategy that manages and protects intellectual property is needed.

Budget 2018 proposes measures in support of a new Intellectual Property Strategy to help Canadian entrepreneurs better understand and protect intellectual property, and get better access to shared intellectual property.

Budget 2018 proposes to invest $85.3 million over five years, starting in 2018–19, with $10 million per year ongoing, in support of the strategy. The Minister of Innovation, Science and Economic Development will bring forward the full details of the strategy in the coming months, including the following initiatives to increase the intellectual property literacy of Canadian entrepreneurs, and to reduce costs and create incentives for Canadian businesses to leverage their intellectual property:

•

To better enable firms to access and share intellectual property, the Government proposes to provide $30 million in 2019–20 to pilot a Patent Collective. This collective will work with Canada’s entrepreneurs to pool patents, so that small and medium-sized firms have better access to the critical intellectual property they need to grow their businesses.

•

To support the development of intellectual property expertise and legal advice for Canada’s innovation community, the Government proposes to provide $21.5 million over five years, starting in 2018–19, to Innovation, Science and Economic Development Canada. This funding will improve access for Canadian entrepreneurs to intellectual property legal clinics at universities. It will also enable the creation of a team in the federal government to work with Canadian entrepreneurs to help them develop tailored strategies for using their intellectual property and expanding into international markets.

116	Chapter 2

•

To support strategic intellectual property tools that enable economic growth, Budget 2018 also proposes to provide $33.8 million over five years, starting in 2018–19, to Innovation, Science and Economic Development Canada, including $4.5 million for the creation of an intellectual property marketplace. This marketplace will be a one-stop, online listing of public sector-owned intellectual property available for licensing or sale to reduce transaction costs for businesses and researchers, and to improve Canadian entrepreneurs’ access to public sector-owned intellectual property.

The Government will also consider further measures, including through legislation, in support of the new intellectual property strategy.

Progress	117

Modernizing Canada’s Regulatory Frameworks

In its December 2017 report, the Advisory Council on Economic Growth identified three priority areas for establishing an agile regulatory system designed for the new economy:

•	Catalyze innovation across the economy through regulations that accommodate emerging technologies and business models, especially in high-potential sectors.

•	Drive coordination between agencies and jurisdictions, both within Canada and internationally.

•	Promote efficient and predictable regulation.

These priority areas were further supported by the early reports of the six Economic Strategy Tables.

In response to these recommendations, Budget 2018 proposes to provide $11.5 million over three years, starting in 2018–19, for the Government to pursue a regulatory reform agenda focused on supporting innovation and business investment. The goal is to make the Canadian regulatory system more agile, transparent and responsive, so that businesses across the country can explore and act on new opportunities, resulting in benefits for all Canadians. The approach includes:

•

Targeted reviews, over the next three years, of regulatory requirements and practices that are bottlenecks to innovation and growth in Canada, with an initial focus on agri-food and aquaculture, health/bio-sciences, and transportation and infrastructure, including emerging technologies such as autonomous vehicles.

•	Canada’s leadership on internal trade at the Canadian Free Trade Agreement Regulatory Reconciliation and Cooperation Table.

•

Developing an e-regulation system—an online platform modelled on the successful U.S. Office of Information and Regulatory Affairs website Regulations.gov—to engage Canadians on regulation in order to improve the transparency and efficiency of the overall rule-making process.

The Government also proposes to introduce legislation to reduce the regulatory burden faced by businesses. This includes streamlining Canada’s Customs Tariff legislation in order to simplify its structure and administration. This measure will reduce the overall complexity of the legislation, which will ease administrative burden and reduce compliance costs for Canadian businesses and government.

118	Chapter 2

Simpler and Better Procurement

Budget 2017 announced the creation of Innovative Solutions Canada, a new initiative modelled on the very successful U.S. Small Business Innovation Research program. As the single largest purchaser of Canadian goods and services, the Government of Canada has a unique opportunity to support the growth of Canadian businesses. The introduction of Innovative Solutions Canada fulfilled a longstanding request from Canadian companies that need a “first customer” to test and validate their innovations. With this assistance, Canadian businesses that operate in areas of strategic importance to our economy are better able to scale up, create new jobs and find new customers around the world.

To simplify the suite of innovation programs across the federal government, Budget 2018 proposes to consolidate the existing Build in Canada Innovation Program, focused on the procurement of later stage innovative goods and services, into Innovative Solutions Canada.

In addition, Canadian companies have long asked the federal government to improve its relationship with suppliers—to make opportunities easier to find, simpler to navigate and faster to award, with less administrative burden. Government procurement is heavily paper-based and offers limited self-serve options for suppliers.

Moving procurement online is a key element of a more efficient procurement system. It will allow more suppliers to connect with the Government, and make government procurement opportunities more accessible to potential suppliers, regardless of size or geographic location.

To this end, the Government will establish a new electronic procurement platform. This will help Canadian small and medium-sized businesses better access opportunities to work with the Government. Budget 2018 proposes to provide $196.8 million over five years, beginning in 2018–19, to Public Services and Procurement Canada to establish this platform.

The Government also recognizes the importance of ensuring that women-owned businesses have equal opportunity to participate in federal procurement opportunities. In this regard, e-procurement will support the Government’s commitment as part of the new Women Entrepreneurship Strategy to increase the participation rate for women-owned small and medium-sized businesses in the federal procurement supply chain to 15 per cent, and efforts to ensure that diverse suppliers are provided with more opportunities to compete in federal procurement processes.

Progress	119

Supporting the Rural Economy

The Government’s Innovation and Skills Plan is about ensuring an innovative, growing and sustainable economy that works for everyone. From coast to coast to coast, Canadians are contributing to this shared vision in communities large and small. In addition to the new funding and simpler programming proposed for the regional development agencies earlier in this chapter in “The Creation of Four Flagship Platforms—Regional Development Agencies,” Budget 2018 proposes the following measures in support of Canada’s rural economy.

Developing the Next Generation of Rural Broadband

The Government recognizes that access to the internet is more than just a convenience—it is an essential means by which citizens and businesses access information, offer services and create opportunities. To reach the most remote areas of Canada, new technological solutions will be required. One promising example is the use of low Earth orbit (LEO) satellites.

Networks of LEO satellites have the potential to provide Canadians living in rural and remote areas with significantly improved access to Internet and wireless services at more affordable prices. LEO satellites, situated closer to the surface of the Earth than traditional high orbit satellites, can receive and transmit data with significantly improved response times, speeding up data services, while maintaining the benefits of satellite technology, including the ability to provide Internet across challenging landscapes at much lower costs than fibre-optic technology. Canada is also uniquely placed with space satellite industry leaders to build and operate LEO satellite technologies, creating jobs and market opportunities around the world. Budget 2018 proposes funding of $100 million over five years for the Strategic Innovation Fund, with a particular focus on supporting projects that relate to LEO satellites and next generation rural broadband.

Supporting Early-Stage Mineral Exploration by Junior Companies

The 15-per-cent Mineral Exploration Tax Credit helps junior exploration companies raise capital to finance “grassroots” mineral exploration away from an existing mine site. This tax credit is scheduled to expire on March 31, 2018. Given the continuing challenges for junior mining companies, the Government proposes to support their mineral exploration efforts by extending the credit for an additional year, until March 31, 2019. This measure will help junior exploration companies to raise more equity and is expected to result in a net reduction of federal revenues of approximately $45 million over the 2018–19 to 2019–20 period.

120	Chapter 2

Protecting Jobs in Eastern Canada’s Forestry Sector

The sustainable management of our natural resources leads to long-term economic opportunity. Research on the spruce budworm, one of the most damaging pests to spruce trees in Canada, has identified ways to protect forests against its cyclical outbreaks. This is critical to support the forest industry and, in turn, jobs in parts of the country—such as Atlantic Canada—where the forestry sector is an important part of the economy.

Through Budget 2018, the Government proposes to take action alongside Atlantic provinces and the forest industry, by making available up to $74.75 million over five years, starting in 2018–19, based on a 60:40 federal to provincial and industry cost-sharing basis, to prevent the spread of spruce budworm. Federal contributions will come from Natural Resources Canada. This will allow government, academia, industry and other stakeholders to continue to work together to protect our forests and support the economy.

Renewing Canada’s Network of Small Craft Harbours

Safe and accessible small craft harbours are essential to Canada’s fisheries industry as well as its coastal communities. Expanding fisheries operations and the increasing size of fishing vessels require deeper and wider harbours. Budget 2018 proposes to provide $250 million on a cash basis over two years, starting in 2018–19, to Fisheries and Oceans Canada to renew its network of small craft harbours and work with municipalities where investments and divestitures can enhance local communities. Budget 2018 investments allow the Government to support, for example:

•	Building additional berthing space to help address overcrowding in Charlottetown in Southern Labrador.

•	Extending the seawall to protect the fisheries industry from the full force of waves at the entrance of the harbour in Sainte-Thérèse-de Gaspé, Quebec.

•	Rehabilitating the east and west piers of Port Dalhousie in St. Catharines, Ontario.

•	Making improvements to enhance the safety of moorage facilities for the fisheries industry and other harbour users in Port Hardy and Powell River in British Columbia.

Progress	121

Chapter 2—Progress

millions of dollars

	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	Total
2.1 Investing in Canadian Scientists and Researchers
Granting Councils	0	115	155	185	235	235	925
Granting Councils: New Tri- Council Fund	0	35	45	65	65	65	275
Granting Councils: Increasing Diversity in Science	0	5	6	4	4	4	21
Granting Councils: Canada Research Chairs	0	25	35	50	50	50	210
Research Support Fund	0	29	39	46	59	59	231
Investing in the Equipment Researchers Need—Canada Foundation for Innovation	0	32	62	120	183	366	763
Harnessing Big Data	0	64	64	166	145	133	572
College and Community Innovation Program	0	20	30	30	30	30	140
Institute for Quantum Computing	0	0	5	5	5	0	15
Centre for Drug Research and Development	0	0	16	16	16	0	48
Rick Hansen Institute	0	6	6	6	6	0	24
Centre of Excellence on the Canadian Federation	0	10	0	0	0	0	10
2.1 Investing in Canadian Scientists and Researchers Total	0	340	463	692	798	942	3,234
2.2 Stronger and More Collaborative Federal Science
National Research Council	0	108	108	108	108	108	540
Renewing Federal Laboratories	0	18	17	17	18	18	87
Less: Funds Sourced from Existing Departmental Resources	0	-2	-2	-2	-2	-2	-9
Council of Canadian Academies	0	0	0	3	3	3	9
2.2 Stronger and More Collaborative Federal Science Total	0	124	124	126	127	127	627
2.3 Innovation and Skills Plan—A More Client-Focused Federal Partner for Business
Innovation Canada – Accelerated Growth Service	0	2	3	3	3	3	14
Industrial Research Assistance Program	0	100	150	150	150	150	700
Canadian Technology Accelerators Program	0	2	2	2	2	2	10
Regional Development Agencies	0	80	80	80	80	80	400
Renewal of Base Funding for the Canadian Northern Economic Development Agency	0	20	20	20	20	20	100
Renewal of Base Funding for the Federal Economic Development Agency for Southern Ontario	0	25	159	184	184	184	736
Placing Evidence at the Centre of Program Evaluation and Design	0	3	3	3	3	3	15

122	Chapter 2

Chapter 2—Progress

millions of dollars

	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	Total
A New Women Entrepreneurship Strategy	0	23	23	23	23	23	115
Less: Funds existing in the Fiscal Framework	0	-21	-21	-21	-21	-21	-105
Advancing Women Business Leaders	0	0.3	0.2	0.2	0.2	0.2	1
Expanding the Diversity of Entrepreneurs	0	1	1	1	1	1	5
A New Intellectual Property Strategy	0	13	41	11	11	10	85
Modernizing Canada’s Regulatory Framework	0	4	4	3	0	0	12
Less: Funds Sourced from Existing Departmental Resources	0	-0.2	-0.3	-0.2	0	0	-0.7
Simpler and Better Procurement	0	52	64	36	23	22	197
Supporting the Next Generation of Rural Broadband	0	10	20	20	25	25	100
Supporting Early-Stage Mineral Exploration by Junior Companies	0	65	-20	0	0	0	45
Protecting Jobs in Eastern Canada’s Forestry Sector	0	11	17	22	25	1	75
Less: Funds Sourced from Existing Departmental Resources	0	-2	-4	-7	-7	0	-20
Renewing Canada’s Network of Small Craft Harbours	0	47	33	3	3	3	90
2.3 Innovation and Skills Plan—A More Client-Focused Federal Partner for Business Total	0	434	575	533	525	506	2,574
Chapter 2—Net Fiscal Impact	0	898	1,162	1,351	1,450	1,575	6,435

Progress	123

“ We need to get to a place where Indigenous Peoples in Canada are in control of their own destiny, making their own decisions about their future.” —Prime Minister Justin Trudeau February 14, 2018

It is unacceptable that any person living in Canada should be unable to safely drink the water that comes out of their taps. No person should be forced to live in overcrowded and unsafe homes, and no young person should have to move far from home to get a good education. Yet, all over Canada, these are exactly the challenges faced by Indigenous Peoples.

Indigenous Peoples, non-Indigenous Canadians and the Government agree that this must change.

Together we are working hard to improve the quality of life for First Nations, Inuit and Métis peoples, as we forge a new relationship—one based on recognition of rights, respect, cooperation and partnership. Budgets 2016 and 2017 began this important work, with investments of more than $11.8 billion to help address areas of critical need in Indigenous communities, such as housing, child and family services, education, health care and access to clean drinking water.

Reconciliation	125

These budgets also included investments to lay the groundwork for a renewed relationship based on recognition and implementation of Indigenous rights. Specifically, Budget 2017 included support for:

•	New permanent bilateral processes with First Nations, Inuit and the Metis Nation to identify each community’s distinct priorities and how we will work together to develop solutions.

•

The launch of a Working Group of Ministers to conduct a review of federal laws, policies and operational practices to ensure that Canada is meeting its constitutional obligations with respect to Aboriginal and treaty rights, adhering to international human rights standards, including the United Nations Declaration on the Rights of Indigenous Peoples, and supporting the implementation of the Truth and Reconciliation Commission of Canada’s Calls to Action.

To achieve truly transformational change, however, further investments are needed—to support capacity-building in Indigenous communities, to advance self-determination and self-government, and to build a better future for Indigenous Peoples and for all Canadians.

Budget 2018 takes further steps to improve the quality of life of Indigenous Peoples in Canada and supports a new approach to recognizing and implementing Indigenous rights. The Government proposes to invest an additional $5 billion over five years to ensure that Indigenous children and families have an equal chance to succeed in life, to build the capacity of Indigenous governments, and to accelerate self-determination and self-government agreements with Indigenous Peoples based on the recognition and implementation of rights.

Helping Indigenous Peoples succeed is not only the right thing to do, but a smart investment. The Centre for the Study of Living Standards estimates that if we close the education and labour market gaps for Indigenous Peoples in Canada by 2031, Canada’s gross domestic product could gain $36 billion that year.

126	Chapter 3

Advancing Reconciliation

In 2017, the Government signalled its intention to dismantle old colonial structures, including replacing Indigenous and Northern Affairs Canada with two new departments to better serve Indigenous Peoples while the important work of advancing rights recognition and greater self-determination goes on.

It is the Government’s intention, through Crown-Indigenous Relations and Northern Affairs Canada, to:	Through Indigenous Services Canada, the Government will work with Indigenous partners to:

•   Accelerate progress on existing rights and recognition tables to identify priorities for individual Indigenous communities.

•   Ensure we implement the spirit and intent of existing and future agreements with Indigenous Peoples.

•   Work with Indigenous Peoples to support them in their efforts to rebuild and reconstitute their nations.

•   Enable Indigenous Peoples to build capacity that supports implementation of their vision of self-determination.

•   Increase the number of comprehensive modern treaties and new self-government agreements in a manner that reflects a recognition of rights approach and reconciliation.

•   Lead the whole-of-government approach to the renewal of a nation-to-nation, Inuit–Crown and government-to-government relationship with Indigenous Peoples, including implementing the permanent bilateral processes, advancing distinctions-based, co-developed policy, and improving the Government’s capacity to consider and respond to the unique realities of Indigenous Peoples in Canada.

•   Close the quality of life gap between Indigenous Peoples and non-Indigenous people.

•   Improve the quality of distinctions-based services for First Nations, Inuit and the Metis Nation, including on issues of housing, education, health care and access to clean drinking water.

•   Work with Crown-Indigenous Relations and Northern Affairs Canada in support of the ultimate goal of ensuring that the design, delivery and control of services are led by Indigenous Peoples for Indigenous Peoples.

Reconciliation	127

Budget 2018 proposes investments to help improve the quality of life of Indigenous Peoples and close the gap between Indigenous and non-Indigenous communities in areas such as support for families, health care and job opportunities.

These investments will:

•   Provide more funding to support the well-being of Indigenous children in foster care, enhance prevention resources such as support for single-mothers, and promote family reunification efforts, to reduce the number of children taken into care.

•   Provide funding for existing health programs, as well as greater support for distinctions-based health care data collection and delivery, and for the expansion of Indigenous health systems that are increasingly delivered and controlled by and for Indigenous Peoples.

• Help address acute health issues—such as tuberculosis in Inuit communities and opioid addiction in First Nations communities.

• Address gaps in employment and economic opportunities by investing in skills development and training that will help Indigenous Peoples find lasting employment.

• Ensure access to clean drinking water on reserve to prevent future long-term drinking water advisories, and invest in First Nations’ capacity to operate and maintain their water systems.

• Reduce overcrowding and housing in disrepair by investing in the repair and construction of housing units in First Nations, Inuit and Métis Nation communities.

128	Chapter 3

The Government of Canada recognizes that a distinctions-based approach is needed to ensure that the unique rights, priorities and circumstances of First Nations, Inuit and the Métis Nation are acknowledged, affirmed and implemented.

To meet this need, Budget 2018 includes distinctions-based investments in priority areas identified by First Nations, Inuit and Métis Nation partners. The forthcoming Indigenous Early Learning and Child Care Framework, currently being co-developed with Indigenous partners, will also be supported by dedicated funding to meet the unique needs of First Nations, Inuit and Métis Nation children and families.

Reconciliation	129

Achieving Better Results for Indigenous Peoples

Indigenous Peoples in Canada are more likely than other Canadians to live in poverty and fall behind on measures of quality of life. The investments in Budget 2018 continue our focus on closing the gap between the living conditions of Indigenous and non-Indigenous people.

Ensuring That Indigenous Children Are Safe and Supported Within Their Communities

For all families and communities, there is no greater priority than ensuring the safety, security and well-being of their children. Indigenous children under the age of 14 make up 7.7 per cent of all children in Canada, but they represent more than half of all children in foster care. This means that Indigenous children have a much higher chance of being separated from their families, communities and cultures. This needs to change.

The Government is committed to fully implementing the orders of the Canadian Human Rights Tribunal. To address the funding pressures facing child and family service agencies, while also increasing prevention resources for communities so that children are safe and families can stay together, Budget 2018 proposes to provide more than $1.4 billion in new funding over six years, starting in 2017–18, for First Nations Child and Family Services.

The Government will continue to work with First Nations, Inuit and the Metis Nation, as well as other partners, to advance the reforms to child and family services that are needed and develop Indigenous-led solutions that put the well-being of children first.

130	Chapter 3

Clean and Safe Drinking Water on Reserve

The Government is firm on its commitment: all long-term drinking water advisories on public water systems on reserve will be lifted by March 2021.

Budget 2016 proposed a significant investment of $1.8 billion over five years to support water and wastewater infrastructure in First Nations communities. With the help of these investments, 349 water-related projects in 275 communities have been supported so far. The work done in partnership between First Nations and the Government is delivering tangible results for communities. As of February 12, 2018, 52 long-term drinking water advisories on public water systems have been lifted. For example:

•

The Pic Mobert First Nation in Ontario worked with Indigenous Services Canada to build a new water treatment plant that allowed the community to lift a long-term drinking water advisory affecting 295 residents.

•

The Kahkewistahaw First Nation in Saskatchewan completed upgrades and repairs to its water treatment plant, allowing it to provide clean drinking water to its residents for the first time in more than two years.

Budget 2018 builds on prior investments and reaffirms the Government’s commitment by proposing to provide an additional $172.6 million over three years, beginning in 2018–19, to improve access to clean and safe drinking water on reserve.

This funding will support initiatives to accelerate the pace of construction and renovation of affected water systems, which will result in 25 additional projects being completed by 2020 rather than 2021.

Reconciliation	131

New investments will also support repairs to high-risk water systems to prevent additional long-term drinking water advisories. In addition, these new investments will assist efforts to recruit, train and retain water operators, and establish innovative First Nations-led service delivery models.

Indigenous Skills and Employment Training Program

Indigenous Peoples are less likely to be employed than non-Indigenous Canadians, and those who do work typically earn less. To help close the employment and earning gaps between Indigenous and non-Indigenous people, Budget 2018 proposes to invest $2 billion over five years, and $408.2 million per year ongoing, to support the creation of a new Indigenous Skills and Employment Training Program, which will replace the Aboriginal Skills and Employment Training Strategy. This includes incremental investments of $447 million over five years, and $99.4 million per year ongoing, and a stronger focus on training for higher-quality, better-paying jobs rather than rapid re-employment. This additional funding will assist approximately 15,000 more clients gain greater skills and find jobs that will support their long-term career success.

Promoting Equal Access to Training and Jobs for Indigenous Women

Despite having a generally higher degree of educational attainment than Indigenous men, Indigenous women tend to have lower incomes and poorer job prospects.

Services supported by the Indigenous Skills and Employment Training Program, such as child care, will ensure that Indigenous women have equal access to skills development and training opportunities and are able to contribute more fully to the economic success of their communities.

The Government has consulted with, and heard from, Indigenous partners on the importance of a distinctions-based approach that recognizes the unique needs of First Nations, Inuit and the Métis Nation. To that end, the new program will provide:

•	$1.1 billion over five years, and $235.7 million per year ongoing, for a First Nations stream.

•	$325 million over five years, and $67 million per year ongoing, for a Métis Nation stream.

•	$161.2 million over five years, and $32.6 million per year ongoing, for an Inuit stream.

•	$213.4 million over five years, and $45.2 million per year ongoing, for an urban/non-affiliated stream.

These investments will support Indigenous Peoples in developing employment skills and pursuing training for high-quality jobs.

132	Chapter 3

Support for Distinctions-Based Housing Strategies

Safe, adequate and affordable housing gives people a sense of security and helps build strong communities. But for too many Indigenous Peoples, this remains out of reach. Nearly one in five Indigenous people live in housing that is in need of major repairs, and one in five also live in housing that is overcrowded. Access to adequate and affordable housing is a particular challenge for Indigenous women. In 2011, 27 per cent of Indigenous women lived in core housing need compared to 13 per cent of Indigenous men.1 Lack of adequate housing can compound barriers to security, employment and overall well-being, which tend to disproportionately affect Indigenous women.

Indigenous leaders have told the Government that when it comes to housing in First Nations, Inuit and Métis Nation communities, the best approach is one that respects the distinct needs of each Indigenous group. The Government agrees. As announced in Canada’s first-ever National Housing Strategy, the Government and Indigenous partners are working together to improve housing conditions over the long term and to ensure that Indigenous Peoples have greater control over housing in their communities.

Through investments made in Budget 2017 and Budget 2018, the Government proposes dedicated funding to support the successful implementation of each of the distinctions-based housing strategies, including:

•	An additional $600 million over three years to support housing on reserve as part of a 10-year First Nations Housing Strategy that is being developed with First Nations.

•

$400 million over 10 years to support an Inuit-led housing plan in the Inuit regions of Nunavik, Nunatsiavut and Inuvialuit. This is in addition to the $240 million over 10 years announced in Budget 2017 to support housing in Nunavut, where additional funding was provided for Inuit housing.

•	$500 million over 10 years to support the Métis Nation’s housing strategy.

Indigenous Health: Keeping Families Healthy in Their Communities

There are significant gaps in health outcomes between Indigenous and non-Indigenous people. Infant mortality rates of First Nations and Inuit children are up to three times higher, diabetes rates are up to four times higher, and suicide rates among First Nations youth are between five and seven times higher. This gap in health outcomes can be narrowed, and providing access to quality health care close to home is an essential part of that change.

[1]	A household is in core housing need if its housing is in need of major repairs, is overcrowded or if shelter costs exceed 30 per cent of the household’s pre-tax income.

Reconciliation	133

To keep Indigenous families healthy, Budget 2018 proposes to invest $1.5 billion over five years, starting in 2018–19, and $149 million per year ongoing, as follows:

•	$498 million, with $97.6 million per year ongoing, to sustain access to critical medical care and services, including 24/7 nursing services in 79 remote and isolated First Nations communities.

•	$200 million, with $40 million per year ongoing, to enhance the delivery of culturally appropriate addictions treatment and prevention services in First Nations communities with high needs.

•

$235 million to work with First Nations partners to transform First Nations health systems by expanding successful models of self-determination so that health programs and services are developed, delivered and controlled by and for First Nations. This investment will also support access to quality and First Nations-controlled health care in remote and isolated James Bay communities as part of the Weeneebayko Area Health Integration Framework Agreement.

•	$490 million over two years to preserve access to medically necessary health benefits and services through the Non-Insured Health Benefits Program.

•

$109 million over 10 years, with $6 million per year ongoing, to respond to high rates of tuberculosis in Inuit communities, and develop a better understanding of the unique health needs of Inuit peoples through the co-creation of a distinct Inuit Health Survey.

•	$6 million over five years to support the Métis Nation in gathering health data and developing a health strategy.

Making Progress Toward First Nations Health Service Delivery

Meaningful improvements in Indigenous health outcomes will only be achieved if there are fundamental changes in the design, delivery and control of health services. Simply put, health systems have to be more responsive to community needs. Through Budget 2018, the Government will provide a contribution to the Province of Ontario to build a new hospital and ambulatory care facility to serve the health needs of remote and isolated James Bay communities, such as Attawapiskat, Fort Albany and Kashechewan. This contribution is part of Canada’s commitment under the Weeneebayko Area Health Integration Framework Agreement to continue the process of devolving health service delivery to the Nishnawbe Aski Nation. The creation of new health care infrastructure in this area will give people in these communities better access to quality public health, mental health and long-term care closer to home—and under First Nations control.

Table 3.1

Budget 2018 Indigenous Health Investments

(millions of dollars)

Five-Year Total
Access to critical medical care and services	498
Addictions treatment and prevention	200
Capacity-building in First Nations communities	235
Non-Insured Health Benefits Program	490
Supporting Inuit health priorities	68
Métis health data and health strategy	6
Total	1,497

134	Chapter 3

Supporting Inuit Priorities

The Government of Canada is committed to a renewed Inuit-Crown relationship. The Inuit-Crown Partnership Committee is an important vehicle where the Government of Canada and Inuit Tapiriit Kanatami are working together to advance shared priorities. Through Budget 2018, the Government is providing $509.5 million over 10 years to make progress in the areas identified through the Inuit-Crown Partnership Committee such as health and wellness, skills and training, and housing, including:

•

$27.5 million over five years to eliminate tuberculosis in Inuit Nunangat. Among Inuit, the reported rate of active tuberculosis in 2015 was over 270 times higher than the rate among the Canadian-born, non-Indigenous population. Through Budget 2018, the Government will support Inuit Tapiriit Kanatami’s Inuit-specific approach to tuberculosis elimination, which includes enhanced community-wide prevention, detection, screening, treatment, communications and awareness, and addressing social determinants of health.

•

$82 million over 10 years, with $6 million per year ongoing, for the co-creation of a permanent Inuit Health Survey. Funding will build capacity in Inuit communities to develop and collect survey information and support Inuit self-determination in setting the research agenda in their regions and communities.

•	$400 million over 10 years for housing in the Inuit regions of Nunavik, Nunatsiavut and Inuvialuit to help address significant overcrowding and repair needs in Inuit communities.

Budget 2018 proposes to invest $161.2 million over five years in the Inuit stream of the Indigenous Skills and Employment Training Program, which supports employment services, skills development and job training.

In addition, the Government proposes to amend the Nunavut Act to resolve the legal gap for the Government of Nunavut to manage wildlife pertaining to Indigenous harvesting for game food.

Supporting Métis Nation Priorities

The Government of Canada is deeply committed to renewing the relationship with the Métis Nation based on recognition of rights, respect, cooperation and partnership. Reflecting commitments in the Canada–Métis Nation Accord—which outlines ways in which Canada and the Métis National Council will work together to set priorities and develop policy in areas of shared interest—Budget 2018 proposes to invest $516 million over 10 years, including $500 million over 10 years to support a Métis Nation housing strategy, $10 million in 2018–19 to support Métis Nation post-secondary education, and $6 million over five years to support the Métis Nation in gathering health data and developing a health strategy. Furthermore, as announced elsewhere in this chapter, Budget 2018 also proposes to invest $325 million in the Métis Nation stream of the Indigenous Skills and Employment Training Program, which supports employment services, skills development and job training.

Reconciliation	135

These investments in Métis Nation priorities reflect the Government’s commitment to apply a greater distinctions-based lens to Indigenous funding decisions and support the Métis Nation’s vision of self-determination.

Increased Health Supports for Survivors of Indian Residential Schools and Their Families

The Indian Residential School Settlement was intended to redress harm caused to students of residential schools and their families. Implementation began in September 2007 and is expected to wind down over the next few years.

For many survivors of residential schools and their families, the healing process has been long and very difficult. In light of this, the Settlement Agreement committed to providing survivors and their families with mental health and emotional support services to help them as they heal. Through Budget 2018, the Government proposes to provide $248.6 million over three years, starting in 2018–19, for services, including mental health and emotional supports to survivors and their families for the duration of the Indian Residential School Settlement.

Supporting the Gord Downie & Chanie Wenjack Fund

The Gord Downie & Chanie Wenjack Fund is part of Gord Downie’s legacy and embodies his commitment, and that of his family, to improving the lives of Indigenous Peoples. Developed in collaboration with the Wenjack family, the goal of the Fund is to continue the conversation that began with Chanie Wenjack’s residential school story. In particular, the Fund supports activities to promote reconciliation, build awareness, and educate Canadians about residential schools and the legacy that this experience still has for many Indigenous Peoples today.

The Fund supports tangible projects that encourage cross-cultural dialogue and awareness among Indigenous and non-Indigenous communities and that create places and spaces dedicated to reconciliation. The Fund also partners with educators and Indigenous communities to develop curricula for Canadian schools that accurately describe Indigenous history.

To support these reconciliation initiatives across Canada, Budget 2018 proposes to provide $5 million in 2018–19 to support the Gord Downie & Chanie Wenjack Fund.

136	Chapter 3

Creating a More Responsive Income Assistance Program That Addresses the Needs of First Nations Communities

Since its inception in 1964, the on-reserve Income Assistance program has remained largely unchanged. The Government proposes to invest $8.5 million over two years to work with First Nations to understand how to make the program more responsive to the needs of individuals and families on reserve and to identify the supports required to help individuals better transition from income assistance to employment and education.

While this work is being done, the Government proposes to provide $78.4 million over two years for case management services to help individuals transition from income assistance to employment and education.

Supporting Indigenous History and Heritage

The Government has committed to implementing the 94 Calls to Action of the Truth and Reconciliation Commission of Canada. Call to Action 79 calls for historical commemoration activities, and recognition and acknowledgement of the contributions that Indigenous Peoples have made to Canada’s history. In response to this call, Budget 2018 proposes to provide $23.9 million over five years, starting in 2018–19, to Parks Canada to integrate Indigenous views, history and heritage into the national parks, marine conservation areas and historic sites managed by that agency.

Indigenous Sport

Indigenous youth are far more likely than their non-Indigenous peers to be in care, not to complete high school, to be unemployed and to suffer from poor health.

Community-led sport can be a powerful tool to support Indigenous youth. It promotes social inclusion, builds self-esteem, strengthens Indigenous identity, instills a sense of pride and reduces the risks of suicide. Indigenous boys are more likely than Indigenous girls to participate in sport, with adolescence being a pivotal time for predicting whether or not girls will participate in sports as they grow older. Girls who play sports at a young age are more likely to be physically active as adults. Through Budget 2018, the Government proposes to invest $47.5 million over five years, and $9.5 million per year ongoing, to expand the use of sport for social development in more than 300 Indigenous communities. This initiative will help to scale up a highly successful model developed by Right To Play that has led nearly 90 per cent of participants to have a more positive attitude toward school and a greater sense of identity. As this initiative is implemented, the Government will look for opportunities to profile excellence among Indigenous youth in sport.

Reconciliation	137

Supporting the Expansion of the First Nations Land Management Act and the Successful Participation of First Nations Under the Act

The First Nations Land Management Act and associated Land Management Regime empower First Nations to exercise their jurisdiction by opting out of antiquated Indian Act provisions related to land management and replacing them with their own laws. This way, communities can manage their reserve land, resources and environment according to their cultural values and priorities. They also allow communities to process lands transactions more quickly and present a more attractive climate for investors, which helps create jobs and spur economic development.

To support the expansion of the First Nations Land Management Act and the successful participation of First Nations under the Act, Budget 2018 proposes to invest $143.5 million over five years, beginning in 2018–19, and $19 million per year ongoing. This funding will allow an additional 50 First Nations to enter into the Land Management Regime, while providing pre-readiness support and capacity development to ensure their successful participation.

138	Chapter 3

Renewing the Matrimonial Real Property Implementation Support Program

The Family Homes on Reserves and Matrimonial Interests or Rights Act was established in 2013 to provide protection for individuals living on reserve in cases where a relationship ends and property division is required. The law also includes special powers to deal with cases of family violence, such as granting emergency protection orders prohibiting a spouse or common-law partner from accessing the family home.

To support implementation of the law, the Matrimonial Real Property Implementation Support Program was created. The Program supports First Nations in developing their own community-specific matrimonial real property laws, and provides targeted training and awareness activities to law enforcement officers and members of the judiciary.

Through Budget 2018, the Government proposes to provide $5.5 million over two years to continue the activities of the Matrimonial Real Property Implementation Support Program. In addition, this funding will support new and more targeted training and awareness activities, such as the development of alternative dispute resolution mechanisms, to respond to gaps in the administration of justice.

Rights and Self-Determination

The Government of Canada is committed to building a renewed relationship with Indigenous Peoples based on the recognition of rights, respect, cooperation and partnership. To that end, the Government launched a major review and reform of its laws, policies and operational practices to help ensure that the Crown is:

•	Meeting its constitutional obligations with respect to Aboriginal and treaty rights.

•	Adhering to international human rights standards, including the United Nations Declaration on the Rights of Indigenous Peoples.

•	Supporting the implementation of the Truth and Reconciliation Commission of Canada’s Calls to Action.

Protecting First Nations Women and Children

The Family Homes on Reserves and Matrimonial Interests or Rights Act helps ensure that individuals on reserve, particularly women and children, have the same rights and protections as other Canadians. For example, Theresa lived in a common-law relationship in her First Nation community for 15 years when she separated from her partner. She contributed to building the home and made payments on the housing loan, but her name was not on the Certificate of Possession. Upon separation, she and her children were asked to leave the home she helped build for 15 years. Under the regime now in force, she would be entitled to half of the value of the interest in the family home, which would help ensure the safety and stability of her family following her separation.

Reconciliation	139

To further this commitment, the Prime Minister recently announced a national engagement process to create a Recognition and Implementation of Rights Framework. It is the Government’s intention that, with this Framework, Indigenous rights will be recognized from the outset, and the focus of the Government’s work with First Nations, Inuit and the Métis Nation will be on how those rights are implemented and exercised moving forward.

Supporting the Recognition and Implementation of Rights and Self-Determination

While Canada has advanced a number of modern treaties and agreements since the 1970s, the pace of progress in many cases has been slow and uneven. Negotiations can take a decade or more, and Indigenous communities are forced to take on debt in order to participate.

Budget 2018 outlines new steps the Government will take to increase the number of modern treaties and self-determination agreements in a manner that reflects a recognition of rights approach. These changes, along with the new approach brought forward through the Recognition of Indigenous Rights and Self-Determination negotiation process, will shorten the time it takes to reach new treaties and agreements, at a lower cost to all parties.

As part of this new approach, the Government of Canada will be moving away from the use of loans to fund Indigenous participation in the negotiation of modern treaties. Starting in 2018–19, Indigenous participation in modern treaty negotiations will be funded through non-repayable contributions.

The Government will engage with affected Indigenous groups on how best to address past and present negotiation loans, including forgiveness of loans. Through Budget 2018, the Government also proposes to invest $51.4 million over the next two years to continue its support for federal and Indigenous participation in the Recognition of Indigenous Rights and Self-Determination discussion tables.

140	Chapter 3

Helping Indigenous Nations Reconstitute

The Government has committed to a forward-looking and transformative agenda to renew relationships with Indigenous Peoples. Indigenous groups are seeking to rebuild their nations in a manner that responds to their priorities and the unique needs of their communities—a message they have shared with the Working Group of Ministers on the Review of Laws and Policies related to Indigenous Peoples. This was also a key recommendation of the Royal Commission on Aboriginal Peoples, and is an objective outlined in the United Nations Declaration on the Rights of Indigenous Peoples. As stated by the Prime Minister at the United Nations General Assembly, the Government supports this vital work.

Through Budget 2018, the Government proposes to provide $101.5 million over five years, starting in 2018–19, to support capacity development for Indigenous Peoples. Funding would be made available to Indigenous groups to support activities that would facilitate their own path to reconstituting their nations.

Permanent Bilateral Mechanisms

In December 2016, the Prime Minister announced that the Government would establish Permanent Bilateral Mechanisms with First Nations, Inuit and the Métis Nation to identify each community’s distinct priorities and help the Government and Indigenous Peoples work together to develop solutions. While Budget 2017 provided interim funding to support these Permanent Bilateral Mechanisms, Budget 2018 proposes to invest $74.9 million over five years, with $15.5 million per year ongoing, to provide ongoing support to these policy co-development forums.

Reconciliation	141

New Fiscal Relationship: Strengthening First Nations Institutions and Community Capacity

The Government recognizes that in order to advance reconciliation with Indigenous Peoples and facilitate greater self-determination—including self-government—a new fiscal relationship is needed.

The Government and the Assembly of First Nations have worked together to articulate a vision for a new fiscal relationship for First Nations communities. To better support First Nations communities, to support strong Indigenous institutions and to advance the new fiscal relationship with First Nations, Budget 2018 proposes to invest $188.6 million over five years, starting in 2018–19, in the following ways:

•

$127.4 million over two years to directly support First Nations communities in building internal fiscal and administrative capacity. This includes $87.7 million over two years to ensure that communities under default management are able to move forward on projects that form part of their management action plans, and to support pilot projects in order to strengthen governance and community planning capacity in First Nations.

•	$50 million over five years, and $11 million per year ongoing, to strengthen the First Nations Financial Management Board, the First Nations Finance Authority and the First Nations Tax Commission.

•

$2.5 million over three years to support the First Nations Information Governance Centre’s design of a national data governance strategy and coordination of efforts to establish regional data governance centres.

•	$8.7 million over two years to continue and broaden work with First Nations leadership, technical experts, researchers and community representatives on the new fiscal relationship.

The Government, with First Nations partners, will also undertake a comprehensive and collaborative review of current federal government programs and funding that support First Nations governance. The purpose of the review will be to ensure that these programs provide communities with sufficient resources to hire and retain the appropriate financial and administrative staff to support good governance, plan for the future and advance their vision of self-determination.

142	Chapter 3

New Fiscal Relationship: Collaborating With Self-Governing Indigenous Governments

Through Budget 2018, the Government proposes to provide $189.2 million in 2018–19 to begin the implementation of new fiscal policy reforms that have been co-developed with self-governing Indigenous Peoples in Canada. This funding will support key priorities, including the closing of socio-economic gaps, infrastructure, data collection and governance.

Strengthening Indigenous Data and Research Capability

Strong governance and good decision-making rely on timely access to high-quality, relevant data. The importance of Indigenous-led statistical capacity to serve this need is underscored by the First Nations principles of Ownership, Control, Access and Possession (OCAP®). To continue to support the development and management of Indigenous data, and to further develop data governance and information management capacity among Indigenous governments, communities and organizations, Budget 2018 proposes to provide $3.8 million over five years, starting in 2018–19, and $0.4 million per year ongoing, to Statistics Canada to create the Indigenous Statistical Capacity Development Initiative.

Reconciliation	143

This initiative will enable the Government to undertake engagement and outreach with Indigenous Peoples and organizations to better understand their statistical, data governance and information management needs, and to provide technical support services such as statistical training, courses and tools grounded in the needs of First Nations, Inuit and Métis peoples. It will help Indigenous leadership, communities and governments build their own data and research capacities, and provide greater support to Indigenous institutions and organizations.

In addition, Budget 2018 proposes to provide the Social Sciences and Humanities Research Council with $3.8 million in 2018–19 to develop a strategic plan that identifies new ways of doing research with Indigenous communities, including strategies to grow the capacity of Indigenous communities to conduct research and partner with the broader research community.

What Will Success Look Like?

•	All long-term drinking water advisories on reserve are lifted, and all Indigenous communities have access to clean drinking water.

•	Indigenous children and families are safe and together, at home in their communities.

•	Housing for First Nations, Inuit and Métis Nation communities is safe, adequate and affordable.

•	Indigenous Peoples receive the skills training they need to participate in the economy and contribute to the success of their communities.

•	The Government and Indigenous Peoples work together to accelerate the pace and number of self-determination and self-government agreements.

•

Indigenous Peoples and communities are rebuilding and reconstituting their nations in a manner that respects their unique priorities and needs. Public services are delivered to Indigenous Peoples by strong Indigenous institutions.

•	Indigenous Peoples have access to quality health care in their own communities.

144	Chapter 3

Chapter 3—Reconciliation millions of dollars
	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	Total
3.1 Achieving Better Results for Indigenous Peoples
Ensuring That Indigenous Children Are Safe and Supported Within Their Communities	70	295	270	265	270	278	1,449
Clean and Safe Drinking Water on Reserve	0	102	50	21	0	0	173
Indigenous Skills and Employment Training Program	0	66	93	93	96	99	447
Less: Projected Revenues	0	-10	-28	-29	-30	-31	-127
Support for Distinctions-Based Housing Strategies	0	285	285	291	91	91	1,044
Less: Funds existing in the Fiscal Framework	0	-260	-260	-260	-60	-60	-900
Indigenous Health: Keeping Families Healthy in Their Communities	0	410	480	240	212	155	1,497
Supporting Métis Nation Priorities	0	10	0	0	0	0	10
Increased Health Support for Survivors of Indian Residential Schools and Their Families	0	78	83	88	0	0	249
Supporting the Gord Downie & Chanie Wenjack Fund	0	5	0	0	0	0	5
Creating a More Responsive Income Assistance Program That Addresses the Needs of First Nations Communities	0	43	44	0	0	0	87
Supporting Indigenous History and Heritage	0	3	5	7	5	5	24
Less: Funds Sourced from Existing Departmental Resources	0	-2	-2	-2	-2	-2	-9
Indigenous Sport	0	10	10	10	10	10	48
Supporting the Expansion of the First Nations Land Management Act and the Successful Participation of First Nations Under the Act	0	15	21	29	37	41	143
Renewing the Matrimonial Real Property Implementation Support Program	0	3	3	0	0	0	6

3.1 Achieving Better Results for Indigenous Peoples Total	70	1,053	1,053	752	629	587	4,144

Reconciliation	145

Chapter 3—Reconciliation millions of dollars

	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	Total
3.2 Rights and Self-Determination
Supporting the Recognition of Rights and Self-Determination	0	22	30	0	0	0	51
Helping Indigenous Nations Reconstitute	0	20	20	20	20	20	102
Permanent Bilateral Mechanisms	0	13	16	16	16	16	75
New Fiscal Relationship—Strengthening First Nations Institutions and Community Capacity	0	71	81	13	12	11	189
New Fiscal Relationship: Collaboration With Self-Governing Indigenous Governments	0	189	0	0	0	0	189
Strengthening Indigenous Data and Research Capability	0	4	1	1	1	1	8
3.2 Rights and Self- Determination Total	0	320	148	49	49	48	613
Chapter 3—Net Fiscal Impact	70	1,373	1,200	802	678	634	4,757

146	Chapter 3

No matter what challenges they faced, Canadians have always looked to the future—working hard to build a more prosperous and more just world for themselves, their children and their grandchildren.

That starts with a clean environment here at home. Canadians understand that our quality of life today—and our economic success tomorrow—rests on the commitments we make to protect Canada’s nature, parks and wild spaces and preserve a clean environment so that future generations of Canadians can continue to hike in our forests, swim in our lakes, watch for birds and whales, and spend time with family and friends in the natural places that mean so much to all of us.

Beyond our borders, Canadians are proud of our history of helping vulnerable people around the world. We lend a hand to those in need because we know that a safer, more prosperous world means a safer and more prosperous Canada. We understand that we are at our best and most effective when we focus our efforts. That’s the approach the Government is taking to international assistance. By focusing our assistance on the full empowerment of women and girls, we are helping to change the world for the better.

Canadians are also connected through shared values. Helping to keep each other healthy, taking care of each other when we are sick, looking out for the people in our communities who need the most help, honouring our veterans and celebrating our cultural diversity—those are the shared values Canadians uphold each and every day.

Advancement	147

And Canadians also understand that every person deserves to feel safe and protected in a rapidly changing world, secure in the knowledge that their rights will be protected and their dignity respected. All Canadians should feel confident that they will be treated fairly under the law, and the Government will work hard to make that so.

148	Chapter 4

Part 1: Canada’s Natural Legacy

A Clean Environment for Future Generations

As Canadians, our quality of life and our present and future prosperity are deeply connected to the environment in which we live—and more than that, the extraordinary beauty of Canada’s nature, parks, and wild spaces are central to our identity as Canadians. Whether it’s building a campfire with our kids, hiking with friends and family, or swimming in cool, clean waters, spending time in nature—and protecting it for future generations—is important to us all.

At the same time, Canadians understand that a clean environment and a strong economy go hand in hand. That is why the Government has made significant investments to protect our air, water and natural areas for our children and grandchildren, while also investing to create a world-leading clean economy.

Responding to the critical and urgent need to take action on climate change, Canada’s First Ministers, in consultation with Indigenous Peoples, adopted the Pan-Canadian Framework on Clean Growth and Climate Change in December 2016. To support the implementation of this historic national plan, the Government has allocated $5.7 billion over 12 years, including $2 billion for the Low Carbon Economy Fund, to combat climate change. In November 2016, the Government also launched a $1.5 billion national Oceans Protection Plan to improve marine safety and responsible shipping, protect Canada’s marine environment and offer new possibilities for Indigenous and coastal communities.

In Budget 2018, the Government is making further investments to help grow a healthy and sustainable clean economy—one that creates growth and middle class jobs, and preserves Canada’s natural heritage for generations to come.

Protecting Canada’s Nature, Parks and Wild Spaces

Whether the place we call home is a city in Southern Ontario or a small community in Canada’s Far North, the beauty that is part of Canada’s natural landscape is a gift to us all. To ensure that our children and grandchildren can continue to hike in our majestic forests and swim in our beautiful lakes, rivers and streams, Canada has committed to conserving at least 17 per cent of its land and inland waters by 2020, through networks of protected areas and other effective area-based conservation measures. Both protected and conserved areas will ensure healthier habitats for species at risk and improve biodiversity.

Advancement	149

As almost 90 per cent of Canada’s land and inland waters are provincial and territorial Crown or Indigenous lands, achieving this goal requires open collaboration with other orders of government. To support Canada’s biodiversity and protect species at risk, the Government of Canada proposes to make historic investments totalling $1.3 billion over five years, one of the most significant investments in nature conservation in Canadian history—a true legacy for our children and grandchildren.

This investment will contribute $500 million from the federal government to create a new $1 billion Nature Fund in partnership with corporate, not-for-profit, provincial, territorial and other partners. In collaboration with partners, the Nature Fund will make it possible to secure private land, support provincial and territorial species protection efforts, and help build Indigenous capacity to conserve land and species, for our benefit and the benefit of future generations.

The remaining funding will:

•	Increase the federal capacity to protect species at risk and put in place new recovery initiatives for priority species, areas and threats to our environment.

•	Expand national wildlife areas and migratory bird sanctuaries.

•	Increase the federal capacity to manage protected areas, including national parks.

•	Continue implementation of the Species at Risk Act by supporting assessment, listing, recovery planning and action planning activities.

•	Establish a coordinated network of conservation areas working with provincial, territorial and Indigenous partners.

Protecting Marine Life

Whales are vital to healthy marine ecosystems, and an important part of eco-tourism in Canada’s Pacific and Atlantic coastal regions, and in the St. Lawrence Estuary.

A complex mix of threats—such as the availability of prey, increased noise levels from passing ships and pollution in the water—are endangering many whale populations, notably the southern resident killer whale, the North Atlantic right whale and the St. Lawrence Estuary beluga.

To better protect, preserve and recover endangered whale species in Canada, the Government proposes to make available $167.4 million over five years, starting in 2018–19, to Fisheries and Oceans Canada, Transport Canada and Environment and Climate Change Canada. This includes funding for research to help us better understand the factors affecting the health of these whales, as well as actions that we can take now to help address threats arising from human activities.

150	Chapter 4

Establishing Better Rules to Protect the Environment and Grow the Economy

The Government is delivering on its promise to protect the environment, restore public trust in federal environmental assessment and regulatory processes and provide predictability for businesses. Legislation was recently tabled in Parliament to establish better rules for the review of major projects that will protect our environment, fish and waterways, rebuild public trust, and help create new jobs and economic opportunities. The proposed changes include:

•	Maintaining one project, one review.

•	Revising the project list.

•	Undertaking more comprehensive impact assessments.

•	Making timely decisions.

•	Ensuring transparent, science-based decisions.

•	Protecting water, fish and navigation.

The Government has announced that it will invest about $1 billion over five years to support the proposed new impact assessment system and Canadian Energy Regulator; increase scientific capacity in federal departments and agencies; implement the changes required to protect water, fish and navigation; and increase Indigenous and public participation.

Pricing Carbon Pollution and Supporting Clean Growth

Central to Canada’s plan to fight climate change and grow the economy is the understanding that pollution has a real, tangible cost. It puts stress on the health of our communities, our economy and on Canadians themselves. That is why the Government of Canada is committed to putting a price on carbon pollution.

To ensure that a price on carbon pollution is in place across Canada, the Government is developing a federal carbon pollution pricing system that would apply in provinces and territories upon request, and in provinces and territories that do not have a pricing system in place that meets the federal standard by the end of 2018. The direct revenue from the carbon price on pollution under the federal system will be returned to the province or territory of origin.

Provinces and territories requesting that the federal system apply, in whole or in part, in their jurisdiction should confirm this by March 30, 2018. Provinces and territories establishing or maintaining their own system need to outline how they are implementing pricing on carbon pollution by September 1, 2018. The Government will review each system and implement the federal system in whole or in part on January 1, 2019 in any province or territory that does not have a carbon pollution pricing system that meets the minimum standard.

Advancement	151

The Government recently released draft legislative proposals on the federal carbon pollution pricing system, as well as a regulatory framework outlining the approach to carbon pollution pricing for large industrial facilities, and intends to introduce legislation to establish that system.

To support the development and implementation of the federal carbon pollution pricing system, the Government will provide $109 million over five years, starting in 2017–18, to the Canada Revenue Agency and Environment and Climate Change Canada to implement, administer and enforce the federal carbon pollution pricing system.

In addition, to ensure that the actions established in the Pan-Canadian Framework on Clean Growth and Climate Change are transparent and informed by science and evidence, the Government proposes to make available $20 million over five years, starting in 2018–19, through Environment and Climate Change Canada to fulfill the Framework’s commitment to engage external experts to assess the effectiveness of its measures and identify best practices.

Greening Government Operations

Government leadership is critical for Canada to achieve its goals for environmental and sustainable development. Introduced in 2017 under the oversight of the Treasury Board of Canada Secretariat, the Greening Government Strategy sets an ambitious target to reduce direct and indirect greenhouse gas emissions from Government of Canada operations by 40 per cent below 2005 levels by 2030, and by 80 per cent below 2005 levels by 2050—consistent with world-leading jurisdictions. The Strategy also outlines a broader scope for the Government’s greening efforts, including actions on water and waste.

The Department of National Defence owns and operates more than 20,000 buildings, representing about 60 per cent of the Government of Canada’s reported greenhouse gas emissions. Canadian Forces Base Halifax alone represents 10 per cent of the Government’s reported emissions.

To reduce emissions at CFB Halifax, a planned project to refurbish the antiquated heating plant on base will be expanded to include the rehabilitation of attached buildings and distribution systems. In total, this project is expected to reduce annual emissions at the base by up to 7 per cent.

152	Chapter 4

Low Carbon Economy Leadership Fund

The Government, through the Low Carbon Economy Leadership Fund, is investing $1.4 billion in projects that will generate clean growth and reduce greenhouse gas emissions, while creating jobs for Canadians for years to come.

The Low Carbon Economy Leadership Fund provides funding to make buildings more energy efficient, help industries innovate to reduce emissions, and help the forestry and agriculture sectors increase stored carbon in forests and soils. All provinces that have signed the Pan-Canadian Framework on Clean Growth and Climate Change can apply for support through the Fund. The first round of funding agreements was announced in December 2017, with six provinces receiving funding for project proposals.

British Columbia: $162 million to support projects including the reforestation of public forests, which absorb carbon from the atmosphere and store it.

Alberta: Almost $150 million to help Albertans, including farmers and ranchers, use less energy and save money. Alberta will work with Indigenous communities to install renewable energy solutions, and will also invest in restoring forests affected by wildfires.

Ontario: $420 million to support projects such as renovating buildings, retrofitting houses and helping farmers reduce emissions from their operations.

Quebec: Over $260 million to help expand actions under the province’s 2013–2020 Climate Change Action Plan. These new investments will allow more farmers and foresters to adopt best practices, more businesses to retrofit their buildings and more industries to find innovative ways to reduce emissions.

New Brunswick: $51 million, in partnership with NB Power, to help New Brunswickers improve the energy efficiency of their homes and businesses.

Nova Scotia: $56 million to expand an existing home retrofit partnership with Efficiency Nova Scotia. Today, only those homes heated with electricity are eligible for retrofit funding. The new funding will open up the retrofit program so that any Nova Scotian home could be eligible, allowing Nova Scotians to lower their heating bills and help reduce emissions.

Announcements for the remaining jurisdictions that have signed onto the Pan- Canadian Framework will be forthcoming as project proposals are approved.

Further details regarding the competitively based Low Carbon Economy Challenge will be announced in the near future. The objective of the fund will be to maximize greenhouse gas reductions in 2030, and it will be open to all provinces and territories, municipalities, Indigenous governments and organizations, businesses, and not-for-profit organizations.

Advancement	153

Adapting Canada’s Weather and Water Services to Climate Change

Climate change is already having an impact on Canadians. Extreme weather events, such as flooding and wildfires, can have a devastating impact on our people, our communities and our economy.

The Government maintains Canada-wide networks to collect data and monitor changes in weather, climate, water, ice and air. These networks enable the weather, water and environmental predictions that help keep people safe. The Government is proposing through Budget 2018 the following activities and investments to improve weather and water services, through Environment and Climate Change Canada:

•

Complete the modernization of Canada’s weather forecast and severe weather warning systems, and maintain direct support to the emergency management organizations that prepare for and respond to severe weather ($40.6 million over five years, starting in 2018–19, with $0.2 million in remaining amortization).

•

Revitalize water stations, improve services for long-range water forecasts, test and implement new technologies and expand technical and engineering capacity ($69.5 million over five years, starting in 2018–19, with $7.3 million in remaining amortization).

•	Support the operation of water stations that are cost-shared with provinces and territories ($9.8 million over five years, starting in 2018–19, with remaining amortization of $3.1 million).

154	Chapter 4

Extending Tax Support for Clean Energy

The Government of Canada works with businesses to encourage investment in clean energy generation, and to promote the use of energy efficient equipment. Tax support, such as allowing accelerated deductions of the cost of eligible capital assets, can help us achieve this shared goal. The existing accelerated deduction of these assets is scheduled to expire in 2020. Through Budget 2018, the Government proposes to extend the preference to property acquired before 2025, which represents an investment of $123 million over the 2017–18 to 2022–23 period.

This renewed support will increase the after-tax income of about 900 businesses. This represents on average an additional $27,000 annually over the next five years that these companies will be able to use to invest in and grow their operations while reducing their carbon footprint. Increased adoption of clean technology will help Canada’s efforts to reduce the emission of greenhouse gases and air pollutants.

What Will Success Look Like?

•	More protected and conserved areas for Canadians— and future generations of Canadians—to enjoy.

•	A modern ecosystem-based approach for multi-species recovery that improves species at risk conservation.

•	Pricing carbon pollution will contribute to achieving Canada’s international greenhouse gas reduction targets at the lowest cost, while providing an incentive for clean growth and innovation.

•	More investment in clean energy and a clean economy.

Advancement	155

Part 2: Canada and the World

Advancing Gender Equality Around the World

Canada recognizes the importance of investing in ways that can help those in need around the world. In June 2017, the Government released its Feminist International Assistance Policy, focusing on six interlinked areas: gender equality and the empowerment of women and girls, human dignity, peace and security, inclusive governance, environment and climate action, and growth that works for everyone.

To strengthen the impact of Canada’s new Feminist International Assistance Policy, and advance our international leadership in key areas, the Government proposes to provide an additional $2 billion over five years, starting in 2018–19, to the International Assistance Envelope. These new resources will be dedicated to support humanitarian assistance and Canada’s core development priorities, in particular supporting women and girls, and will reinforce Canada’s commitment to reduce poverty and to do its part to support a more inclusive, peaceful and prosperous world. Further details on the allocation of this funding will be announced in the coming year.

156	Chapter 4

Canada’s new Feminist International Assistance Policy represents a turning point for the Government’s approach to international assistance. Through it, Canada has made clear its commitment to contribute to eradicating poverty and building a more peaceful, inclusive and prosperous world. In support of the United Nations 2030 Agenda for Sustainable Development, the Feminist International Assistance Policy puts women and girls at the centre of its plan as agents of positive change for their families, communities and countries. Gender equality will be a focus of all of Canada’s international assistance investments to address economic, political and social inequalities that prevent individuals from reaching their full potential.

To advance gender equality around the world, the Government will:

•	Champion the voice and participation of women and girls, including supporting local women’s organizations to defend women’s rights and address barriers.

•	Ensure that Canada’s assistance integrates and targets gender equality and the empowerment of women and girls.

•	Support the full spectrum of health programming, including comprehensive sexual and reproductive health and rights.

•    Address climate change and mitigate its impacts by investing in renewable energy and environmental practices that support healthy, resilient and adaptive communities.

•    Focus on growth that works for everyone by helping to increase women’s economic participation.

•    Ensure institutions, policies and processes are more accessible and responsive to the poorest and most vulnerable, including women and girls.

•    Pursue a gender-responsive approach during humanitarian crises to better respond to the unique needs of women and girls.

•    Support inclusive approaches to building sustainable peace and security by helping women to participate in resolving conflicts and political crises, and by ensuring that responses to transnational threats account for and meet the needs of women and girls.

Advancement	157

The Government will track and report on progress to Canadians based on a clear framework with targets for action and indicators for results, aligned with the 17 goals of the United Nations 2030 Agenda for Sustainable Development. The Feminist International Assistance Policy establishes baselines and sets clear targets to:

•

Shift its programming with no gender equality focus from 30 per cent to 5 per cent to ensure that at least 95 per cent of Canada’s bilateral international development assistance will either target or integrate gender equality and the empowerment of women and girls by 2021–22.

•	Strengthen its focus on sexual and reproductive health and rights by doubling its commitment to $650 million over the next three years.

•	Target the poorest and most vulnerable by boosting bilateral assistance to Sub-Saharan African countries from 46 to 50 per cent by 2021–22.

158	Chapter 4

Additional Support for the Feminist International Assistance Policy

Taking more innovative approaches to international assistance will also be an essential part of Canada’s Feminist International Assistance Policy. In addition to the new international assistance resources announced in Budget 2018, the Government proposes to provide $1.5 billion over five years, starting in 2018–19, on a cash basis ($553 million on an accrual basis), and $492.7 million per year thereafter, from existing unallocated International Assistance Envelope resources, to support innovation in Canada’s international assistance through the following two new programs:

•

The International Assistance Innovation Program. This program will give the Government greater flexibility for financing arrangements and partnerships and ensure Canada remains at the leading edge of development financing. The Government proposes to commit $873.4 million over five years on a cash basis, and $290.5 million per year thereafter, for this new program.

•

The Sovereign Loans Program. This pilot program will diversify the tools Canada has to engage partner countries and international development organizations. It will also better align Canada’s international assistance toolkit with that of other donors. The Government proposes to commit up to $626.6 million over five years on a cash basis, and up to $202.2 million per year thereafter, for the Sovereign Loans Program.

These measures will complement existing core international assistance activities, and will increase the impact of Canada’s international assistance by allowing the Government to explore new and innovative ways to engage internationally, including exploring the use of guarantees, equity and conditionally repayable contributions. These new measures are expected to double Canada’s international assistance provided through innovative tools over the next five years. The Government proposes to introduce any necessary legislative measures to enable Global Affairs Canada to carry out these new programs.

Protecting Vulnerable Women and Girls

Half of the world’s 22.5 million refugee population is made up of women and girls, making this population a significant segment of those fleeing war, violence or persecution in their home countries. Refugee women and girls face increased risks due to their gender, and are at risk of, or have suffered from, sexual violence and exploitation, physical abuse and marginalization.

Since 2015, Canada has demonstrated global leadership in providing protection to the world’s most vulnerable refugees. As of January 2017, more than 40,000 Syrian refugees were welcomed in Canada, where they have built new lives for themselves and their families. In addition, Budget 2017 announced funding of $27.7 million over three years, beginning in 2017–18, to resettle Yazidi women and girls, who were being targeted for abduction and enslavement by Daesh fighters in northern Iraq and Syria.

Advancement	159

Building on these efforts, the Government commits to increase the number of vulnerable refugee women and girls to be resettled in Canada as government-assisted refugees. Specifically, Budget 2018 proposes funding of $20.3 million over five years, beginning in 2018–19, to welcome an extra 1,000 refugee women and girls from various conflict zones around the world. Providing additional support to this particularly vulnerable group will allow Canada to continue to show global leadership in helping the world’s most at-risk people.

Climate Change and Gender: Leading on the International Stage

In the world’s poorest and most vulnerable communities, women and girls are particularly at risk when it comes to climate change. Women and girls are often the primary producers of food and providers of water, heating and cooking fuel for households. When the resources become more unpredictable and scarce due to, for example, extreme weather, women and girls have to spend more time and efforts attending to basic needs such as growing food and collecting water and fuel.

Canada has been an international champion in bringing a gender lens to climate change. Canada was a leader in securing the first ever Gender Action Plan under the United Nations Framework Convention on Climate Change, adopted by countries at COP23 last year. The plan aims to bring more women to the negotiation table, promoting more responsive climate policies at both the grassroots and global levels.

Canada is leading by example in this regard, through its own Chief Negotiator and her team, with Canada’s climate negotiators also providing training to women negotiators from Caribbean countries to strengthen their voices at international climate talks. The Government is also integrating a gender lens in the delivery of its historic $2.65 billion commitment to support climate action in developing countries, including through its contribution to the National Adaptation Plans Global Network.

In addition, as part of Canada’s focus on climate action and gender in the Group of Seven (G7), the Minister of Environment and Climate Change, Catherine McKenna, will host a summit of women climate leaders in the spring of 2018 to help accelerate global momentum for climate action.

160	Chapter 4

Enhancing Transparency in Canada’s International Assistance Programming

Over the last number of years, the international assistance community has called on Canada to further improve communications around its international assistance budget. Previously, public commitments did not always include comprehensive details, including the total size and allocations of federal international assistance. To address this, the Feminist International Assistance Policy has committed to clarify Canada’s federal contributions to international assistance.

Advancement	161

The Government is also bringing forward a reform to the International Assistance Envelope funding structure regarding humanitarian assistance and core development assistance. For many years, the Minister of International Development has had to manage a single pool of funding to address core development priorities, as well as humanitarian assistance priorities. With the increasing scope of conflicts around the world, demand for humanitarian assistance has increased, and under the current funding structure, this has led to reductions in resources for other programs. With this reform, the Government will create a dedicated pool of funding for humanitarian assistance, and a separate dedicated pool of funding for core development assistance. These changes will help to achieve the goals of the Feminist International Assistance Policy.

Canada is committed to ensuring information on its international assistance funding is open and transparent, and is pleased to chair the International Aid Transparency Initiative. The Government will explore further enhancing its international assistance reporting, including consideration of legislative updates as appropriate. Over the coming year, the Government will determine how it can better communicate international assistance efforts to Canadians, non-governmental organizations and the international community from a historical perspective as well as the size and distribution of assistance planned for the coming year.

162	Chapter 4

Implementing the 2030 Agenda for Sustainable Development

Canadians can be proud of our history of helping others around the world, including providing emergency and development assistance to the poorest and most vulnerable. We understand that a safer, more prosperous world means a safer and more prosperous Canada.

In 2015, Canada, along with all other United Nations member states, committed to implementing the 2030 Agenda for Sustainable Development, which set 17 goals (known as Sustainable Development Goals or SDGs) to eliminate poverty, protect the planet and ensure prosperity by the year 2030.

These goals are universal, and apply to all countries. This means working to end all forms of poverty, fight inequalities, tackle climate change and support sustainable economic growth here at home, and helping other countries through our diplomacy, trade, peace and security, and international assistance efforts.

To reach these goals, in 2016, the Government of Canada began a comprehensive review of its international assistance support to improve the effectiveness of Canada’s international assistance. The result was a new Feminist International Assistance Policy, unveiled in June 2017, and centred around SDG 5: Gender Equality.

Advancement	163

The Government is working hard to make progress on the goals for sustainable development here in Canada, and around the world, including work on:

•  Strengthening and growing the middle class: The middle class tax cut, the Canada Child Benefit, improvements to Employment Insurance, investments in skills that will help Canadians succeed in the new economy, and efforts to ensure the affordability of post-secondary education all contribute to SDG 1 (No Poverty) and SDG 8 (Decent Work and Economic Growth).

•  Gender equality: The Government’s leadership both at home and on the world stage on gender equality, through measures aimed at promoting pay equity, encouraging greater workforce participation among women, helping to combat gender-based violence and implementing the Feminist International Assistance Policy, is helping to make headway on SDG 5 (Gender Equality).

•  Innovation, infrastructure and clean economic growth: Support for innovation in key growth industries such as clean technology, digital and agri-food, support for innovation networks and clusters, and the Investing in Canada plan including investments in green infrastructure, support for safe and clean drinking water in First Nations communities and the creation of the Canada Infrastructure Bank, help to achieve SDG 6 (Clean Water and Sanitation), SDG 7 (Affordable and Clean Energy), SDG 8 (Decent Work and Economic Growth), SDG 9 (Industry, Innovation and Infrastructure) and SDG 11 (Sustainable Cities and Communities).

•  Inclusiveness and fairness for all Canadians: Better supports for veterans, help for seniors and future retirees, programs to help those who are underrepresented in the workforce find good jobs, and renewed partnerships with Indigenous Peoples all contribute to SDG 1 (No Poverty), SDG 3 (Good Health and Well-being) and SDG 10 (Reduced Inequalities).

•  Combatting climate change: Support for the Pan-Canadian Framework on Clean Growth and Climate Change, investments in clean economic growth, and investments in international climate finance all contribute to SDG 7 (Affordable and Clean Energy), SDG 11 (Sustainable Cities and Communities), SDG 12 (Responsible Consumption and Production) and SDG 13 (Climate Action).

164	Chapter 4

Budget 2018 continues Canada’s efforts to reach the 2030 Agenda for Sustainable Development:

•  Supporting equal parenting: Introducing a new Employment Insurance (EI) Parental Sharing Benefit that will increase the number of weeks of EI parental benefits by up to eight weeks for parents who agree to share parental leave will advance SDG 5 (Gender Equality) by encouraging greater equality when it comes to child care and the distribution of unpaid work within the family, while allowing flexibility for earlier returns to work.

•  More help for the middle class and people working hard to join it: Introducing the Canada Workers Benefit—a strengthened and more accessible benefit based on the Working Income Tax Benefit—and strengthening the Canada Child Benefit contribute to SDG 1 (No Poverty).

•  Building a healthy environment for future generations: Implementing the Pan-Canadian Approach to Pricing Carbon Pollution, including the federal carbon pollution pricing system, contributes to Canada’s plan to address climate change and grow the economy, and supports SDG 13 (Climate Action) and SDG 8 (Decent Work and Economic Growth). Extending tax support for clean energy to 2025 from 2020 will contribute to SDG 7 (Affordable and Clean Energy).

•  Supporting the Feminist International Assistance Policy: New resources and tools for international assistance will help partner countries work towards achieving all of the SDGs, with achieving SDG 5 (Gender Equality) at the core of our support.

•  Enhancing access to justice and reinforcing public safety: To achieve SDG 16 (Peace, Justice and Strong Institutions), various investments will be made in support of the judiciary, the court system and legal support services to help empower Canadians to better understand and exercise their legal rights. For example, the Government is continuing to support Canadian families that are experiencing separation and divorce by expanding the Unified Family Courts system. The Government is also reinforcing Canada’s public safety institutions, supporting frontline operations.

To support reporting and ensure continued progress and coordination of our efforts on the Sustainable Development Goals both domestically and internationally, the Government proposes to provide $49.4 million over 13 years, starting in 2018–19, to establish a Sustainable Development Goals Unit, and fund monitoring and reporting activities by Statistics Canada. This will enable better coordination among all levels of government, civil society organizations and the private sector on Canada’s efforts on the 2030 Agenda for Sustainable Development. It will also support the monitoring and reporting of Canada’s domestic and international efforts to ensure that all of the Sustainable Development Goals are achieved by 2030 and that no one is left behind. The Government is also proposing to provide, from existing departmental resources, up to $59.8 million over 13 years, starting in 2018–19, for programming to support the implementation of the Sustainable Development Goals.

Advancement	165

Canada as G7 Leader

The G7 Presidency offers Canada an opportunity to bring its people-first approach to growing a strong middle class to the international stage. By engaging other G7 countries on pressing global challenges, we can demonstrate how taking care of each other can lead to stronger growth and better outcomes.

In this coming year, Canada will use its G7 Presidency to advance the following five key priorities:

1.     Investing in growth that works for everyone—building a system that is fair and open, so that people have the needed support, resources and confidence to succeed.

2.     Preparing for jobs of the future—helping everyone get the skills they need to find and keep good jobs—not just today, but in tomorrow’s economy as well.

3.     Advancing gender equality and women’s empowerment— integrating gender equality and women’s empowerment considerations in all of Canada’s G7 activities, to ensure our priorities are truly inclusive.

4.     Working together on climate change, oceans and clean energy—investing in clean energy and technologies to protect vulnerable ecosystems and manage limited resources properly.

5.     Building a more peaceful and secure world—reaching out to our partners to build solutions that can deliver lasting peace while accounting for the changing nature of conflicts.

In addition, the Gender Equality Advisory Council for Canada’s G7 Presidency—co-chaired by Melinda Gates and Ambassador Isabelle Hudon—will ensure that gender equality and women’s empowerment are integrated across all themes, activities and initiatives of Canada’s G7 Presidency.

“As G7 partners, we share a responsibility to ensure that all citizens benefit from our global economy, and that we leave a healthier, more peaceful, and more secure world for our children and grandchildren.”

—The Rt. Hon. Justin Trudeau,

Prime Minister of Canada

166	Chapter 4

Part 3: Upholding Shared Values

Health

Supporting the Health and Wellness of Canadians

A strong publicly funded health care system is not just a point of pride for Canadians, it is also an essential foundation for a strong, fair and prosperous country in the years to come.

In 2018–19, the Government will provide nearly $38.6 billion to the provinces and territories under the Canada Health Transfer, an increase of $1.4 billion over the previous year, to help provincial and territorial health care systems adapt, innovate and address new challenges. In addition to the Canada Health Transfer, the Government is committed to working with the provinces and territories to tackle issues that affect the health of Canadians, to improve the responsiveness of our health care system, and to close gaps where the quality or availability of health care is not at the high standard Canadians expect and deserve. Recently, federal, provincial and territorial governments worked together to find ways to strengthen the health care system in Canada, reaching new funding agreements that will provide $11 billion over 10 years to provincial and territorial governments in support of home care and mental health.

Addressing the Opioid Crisis

Canada is in the midst of an opioid crisis. In 2016 alone, more than 2,800 Canadian lives were lost to apparent opioid overdoses. British Columbia has been at the forefront of this crisis, declaring a public health emergency nearly two years ago. However, the impact of the crisis is now being felt in many communities across the country—from inner cities to suburbs as well as in northern and rural communities and in Indigenous communities. The Government is committed to taking action.

Advancement	167

Why Are We Facing an Opioid Crisis?

While problematic substance use has long been a reality in Canada, circumstances have fundamentally changed. Fentanyl is a highly toxic synthetic opioid which can have medical uses, but has also been introduced into Canada’s illegal drug supply. Fentanyl is being added to a variety of street drugs, without the knowledge of the people buying them.

Most illicit fentanyl in Canada is illegally diverted from China. Canada is working closely with China, the United States and other international partners to disrupt the export of illegally produced fentanyl and to better detect it if it arrives at the border.

Increased opioid use is not limited to illegal drugs. Canada is the second-highest per capita consumer of opioids in the world. Reducing prescription opioid use presents challenges since limiting access to prescription opioids may encourage people to seek more dangerous alternative sources.

People turn to illegal drugs for many reasons. Some people habitually use illegal drugs as an escape from pain and trauma. Some use illegal drugs on a recreational basis. Others began using prescription opioids, developed a dependence, and then turned to illegal drugs when prescription opioids were insufficient or unavailable. As a result, a broad range of people are being affected by Canada’s opioid crisis.

168	Chapter 4

Notes
*	British Columbia reports unintentional deaths related to all illicit drugs including, but not limited to, opioids.
†	Information for Nunavut is not available as the territory decided to suppress all counts less than five.
‡	Expected to rise
Source:	National report: Apparent opioid-related deaths in Canada (December 2017).

The former Minister of Health has described the opioid crisis as “the most serious public health issue we’re facing right now”—one that affects people of all ages and backgrounds, devastating communities and tearing apart families.

In an effort to save lives, governments, non-governmental organizations, health and public safety professionals, and individual Canadians across the country have been responding to the crisis. Since early 2016, the Government has been working with provinces and territories as well as a range of partners to address this crisis. The Government recognizes that the opioid crisis has had a significant effect on many communities. The crisis has claimed the lives of thousands of Canadians from all walks of life and has had a devastating impact on many Canadian families. The Government is committed to protecting the health and safety of all Canadians through a compassionate and collaborative approach to addressing problematic substance abuse. To help address this crisis, the Government has made new investments, introduced new legislation, and fast-tracked regulatory action in an attempt to prevent further deaths. These investments and actions are helping to support individuals, families and communities that are directly affected by the crisis.

Advancement	169

Federal Actions to Date

New Federal Investments	New Legislation	Fast-Tracked Regulatory Action

•   $100 million over five years to support the Canadian Drugs and Substances Strategy to support national measures and actions to respond to the opioid crisis

•   Over $20 million in emergency financial assistance for British Columbia, Alberta and Manitoba to help these provinces respond to the overwhelming effects of the opioid crisis and address the critical needs of their citizens

•   To help protect Canadians from dangerous opioids, changes were made to the Controlled Drugs and Substances Act and other Acts, to allow the Minister of Health to quickly control a new and hazardous substance and to allow border officials to open small mail items, in order to detain or seize illegal substances such as fentanyl

•   To ensure that supervised consumption sites could be established in a timely manner so that treatment services are more readily available for Canadians, including streamlining the approval process for sites

•   Passed the Good Samaritan Drug Overdose Act, which provides some legal protection for individuals who seek emergency help during an overdose

•   Significantly reduced barriers for communities that wish to establish safe consumption sites. Building on successful harm reduction models such as Vancouver’s InSite clinic, these sites will save lives.

•   Enabled access to drugs or medications authorized in other countries to respond to urgent public health needs

•   Made naloxone more widely available and expedited approval of the nasal spray version

•   Scheduled fentanyl precursors under the Controlled Drugs and Substances Act

170	Chapter 4

Despite these significant efforts and those of many others, the number of opioid-related deaths continues to rise. It is projected that in 2017, more than 4,000 Canadians will have died as a result of opioid use.

Building on the federal actions to date, the Government proposes to provide $231.4 million over five years, starting in 2018–19, with $1.9 million in remaining amortization and $13.5 million per year ongoing, for additional measures to help address the opioid crisis. Key measures include:

•	Providing one-time emergency funding of $150 million for provinces and territories for multi-year projects that improve access to evidence-based treatment services.

•	Launching a public education campaign to address stigma that creates barriers for those seeking treatment.

•	Improving access to public health data and analysis to better understand the opioid crisis and inform strategies to address it.

•	Equipping border agents with detection and identification tools to intercept fentanyl and other substances at ports of entry.

•	Expanding the Substance Use and Addictions Program to develop innovative approaches to treatment and prevention.

In addition, as noted in Chapter 3, Budget 2018 also proposes targeted and specific investments in First Nations communities with high needs to address problematic substance use, including opioids.

Taken together, these investments will help to cut off the supply of dangerous drugs by preventing the illegal import of substances, will help people living with addiction and substance abuse disorders get the help they need, and will help educate more Canadians about the need to support those who seek treatment.

Advancement	171

Advisory Council on the Implementation of National Pharmacare

Canadians are proud of our publicly funded, universal medicare system which is based on need and not on ability to pay. Yet, we know that at least one in ten Canadians cannot afford the prescription drugs they need. Every year, almost one million Canadians give up food and heat to afford medicines. And those who can pay for their drugs face some of the highest costs among the world’s most advanced countries. The unaffordability of many medications leads to Canadians being less healthy, with significantly higher health care costs for us all.

The Government has demonstrated its commitment to improving access to necessary prescription medications, by taking concrete steps to lower drug prices, streamline regulatory processes for drug approval, support better prescribing practices and explore a national drug formulary. These steps will significantly improve the accessibility and affordability of prescription medications, but there is an opportunity to do even more.

As part of Budget 2018, the Government is announcing the creation of an Advisory Council on the Implementation of National Pharmacare. We are appointing Dr. Eric Hoskins, who recently served as the Minister of Health of Ontario, to chair this initiative. He and board members will begin a national dialogue that will include working closely with experts from all relevant fields as well as with national, provincial, territorial and Indigenous leaders. The Advisory Council will report to the federal Minister of Health and the Minister of Finance and will conduct an economic and social assessment of domestic and international models, and will recommend options on how to move forward together on this important subject.

172	Chapter 4

A Community-Based Approach to Dementia

More than 400,000 Canadian seniors live with dementia, including Alzheimer’s disease. Women are disproportionately affected, making up two-thirds of this population. Many women also take on the caregiving responsibilities for family members living with dementia. Budget 2018 proposes to provide $20 million over five years, starting in 2018–19, and $4 million per year ongoing, to the Public Health Agency of Canada to support community-based projects that address the challenges of dementia. Projects could include programs that provide mental health supports and information about self-care for family caregivers, or initiatives that help Canadians locate resources in their communities quickly, including information about best practices for providing care for people living with dementia. This new funding will help to improve the quality of life of people living with dementia and ensure that caregivers—who are predominantly women—have access to the resources they need, including mental health supports.

Supporting a Healthy Seniors Pilot Project in New Brunswick

Canada’s population is aging—the most recent demographic information from Statistics Canada shows that approximately 17 per cent of the Canadian population are age 65 or older, up from about 15 per cent five years earlier.

Notably, women make up the majority of the Canadian population over the age of 65. Senior women face different challenges than senior men—women tend to live longer than men, and as such more senior women live alone than their male counterparts. In addition, the responsibility of care for aging spouses and parents predominantly falls on women.

As Canada’s population continues to age, we need to be prepared for the challenges that seniors, especially senior women, face. That is why Budget 2018 proposes to provide $75 million in 2018–19 through the Public Health Agency of Canada to support the Healthy Seniors Pilot Project in New Brunswick. New Brunswick is uniquely suited to undertake this pilot project as its population is aging faster than the rest of Canada. A higher proportion of New Brunswick’s population is over the age of 65—compared to other provinces—and the province is home to a measurably higher proportion of women over the age of 65, relative to the Canadian average.

The Healthy Seniors Pilot Project will support a range of research initiatives to examine how governments can better support seniors in their home, communities and care facilities. This project will help us better understand the gendered impacts of an aging population, improve the quality of life for our senior citizens, and help us lay the groundwork for the dissemination of best practices in supporting healthy aging for all Canadians.

Advancement	173

Expanding Eligibility Under the Thalidomide Survivors Contribution Program

The Thalidomide Survivors Contribution Program was established in 2015 to provide financial assistance for thalidomide survivors. The program includes a tax-free, lump sum payment to each survivor to help cover urgent health care needs, ongoing annual payments based on level of disability, and an Extraordinary Medical Assistance Fund to support survivors with extraordinary medical expenses such as specialized surgery not otherwise covered by provincial/territorial health care plans or home or vehicle adaptations.

There is a concern that some thalidomide survivors may have been excluded by current eligibility criteria since, given the passage of time, it is difficult for claimants to obtain documentary proof that they are survivors. To address this concern, the program will be expanded to help ensure that all eligible thalidomide survivors receive the financial support they need. Additional details will be announced later this spring. All payments to eligible individuals will continue to be tax-free and annual payments will continue to keep pace with the cost of living.

Support for Canadians Impacted by Autism Spectrum Disorder

Autism spectrum disorder is a complex, lifelong neurodevelopmental disorder that can have serious health, social and financial consequences for Canadian families.

Through Budget 2018, the Government proposes to provide $20 million over five years for two new initiatives to better support the needs of Canadians experiencing autism spectrum disorder and their families. This will include the creation an Autism-Intellectual-Developmental Disabilities National Resource and Exchange Network (AIDE) to develop online resources, an inventory of services, employment opportunities and local programming for families across the country, based on their specific needs. The Network would be led by the Pacific Autism Family Network and the Miriam Foundation. Funding of $9.1 million will also be provided to the Public Health Agency of Canada to support community-based projects that will support innovative program models, help reduce stigma, and support the integration of health, social and educational programs to better serve the complex needs of families.

174	Chapter 4

Expanding the Medical Expense Tax Credit for Psychiatric Service Dogs

The Government recognizes that psychiatric service dogs can play an important role in helping Canadians cope with conditions like post-traumatic stress disorder. Through Budget 2018, the Government proposes to expand the Medical Expense Tax Credit to recognize costs for these animals for the 2018 and future tax years.

This measure will directly benefit veterans and others in the disability community who rely on psychiatric service dogs, and complements the work of organizations that support them, such as the Royal Canadian Legion, and Paws Fur Thought, which provides service dogs to veterans and first responders with invisible disabilities.

Improving Compliance with the Canada Health Act

The Government contributes to the delivery of Canada’s publicly funded health care system through the Canada Health Transfer, which will provide nearly $38.6 billion to provinces and territories in 2018–19. Under the Canada Health Act, the Minister of Health may direct deductions from Canada Health Transfer payments if a province or territory permits extra-billing and user fees in the delivery of public health care. To encourage provinces and territories to take corrective action to align their public health care systems with the principles of the Canada Health Act, as well as to recognize those that have addressed issues of non-compliance, the Government is proposing legislative amendments to allow Canada Health Transfer deductions to be reimbursed when provinces and territories have taken the steps necessary to eliminate extra-billing and user fees in the delivery of public health care.

Taking Action to Reduce Smoking

Tobacco use is the leading preventable cause of disease and premature death in Canada. Combined federal/provincial/territorial tobacco control efforts over the last several years have contributed to a decline in smoking rates. Despite this progress, over 5 million Canadians continue to use tobacco products. Every day, Canadians are getting sick or dying because of tobacco use and exposure to second hand smoke. The Government is committed to helping Canadians with an addiction to tobacco, and to protecting the health of young people and non-smokers.

Advancement	175

Renewing and Enhancing the Federal Tobacco Control Strategy

The Federal Tobacco Control Strategy is a comprehensive, integrated and sustained tobacco control program aimed at reducing tobacco-related disease and death.

Building on existing funding, the Government will renew and enhance the Strategy by proposing to provide $80.5 million over five years, starting in 2018–19, with $17.7 million per year ongoing. Public Safety Canada will renew agreements with the Akwesasne Mohawk Police Service and the Kahnawake Peacekeepers to address organized crime activities at or near community lands, including contraband tobacco, and funding will also be provided to the Royal Canadian Mounted Police to support ongoing law enforcement efforts to reduce contraband tobacco. Funding will also be provided to Health Canada and the Public Health Agency of Canada to support targeted actions, including in Indigenous communities, to encourage the prevention of tobacco use and help Canadians quit smoking. This enhanced funding builds on the $43 million spent annually for the Federal Tobacco Control Strategy and will help to replace previous cuts in spending over the last decade so that Canada can remain a leader in tobacco control.

Tobacco Taxation

Every 14 minutes, a Canadian dies from a tobacco-related illness; that’s 37,000 Canadians per year. Despite our efforts, there are still millions of Canadians who use tobacco and about 115,000 Canadians start smoking every year.

Tobacco taxation is known to be one of the most effective ways to reduce smoking, and to keep tobacco products out of the hands of young people. To that end, the Government proposes to advance the inflationary adjustments for tobacco excise duty so that they occur on an annual basis rather than every five years.

The Government also proposes to increase the excise duty by an additional $1 per carton of 200 cigarettes, along with corresponding increases to the excise duty rates on other tobacco products.

176	Chapter 4

Cannabis Taxation, Regulation and Public Protection: Legalizing Cannabis in 2018

The Government has committed to legalize and strictly regulate and restrict access to cannabis in order to keep it out of the hands of young Canadians, and keep profits away from criminals and organized crime. To that end, in 2017 the Government introduced Bill C-45, the Cannabis Act, to establish a strict system for the cultivation, production, distribution, sale and possession of cannabis in Canada, and made strategic investments to implement and enforce the new federal legislative framework.

Impaired driving is the leading criminal cause of death and injury in Canada. To strengthen our impaired driving laws to keep Canada’s roads safe, the Government has also introduced legislation to better protect the public from both drug-and alcohol-impaired drivers.

Cannabis Taxation

To keep cannabis out of the hands of youth and profits out of the hands of criminals, the Government is proposing an excise duty framework for cannabis products.

Under the framework, excise duties will be imposed on federally licensed producers at the higher of a flat rate applied on the quantity of cannabis contained in a final product, or a percentage of the sale price of the product sold by a federal licensee.

Advancement	177

The excise duty framework will generally apply to cannabis products that contain Tetrahydrocannabinol (THC), the primary psychoactive compound of cannabis. Recognizing the non-addictive, potentially therapeutic role of low-THC cannabidiol oils, which are sometimes used with children facing certain medical conditions, products that contain low amounts of THC will generally not be subject to the excise duty. Pharmaceutical products derived from cannabis will also be exempt, provided that the cannabis product has a Drug Identification Number and can only be acquired through a prescription. Work will be undertaken by Health Canada to evaluate the drug review and approval process so that Canadians in need have better access to an array of medicinal options. As part of this work, the Government will also examine options for establishing a rebate program to retroactively reimburse Canadians an amount in recognition of the federal portion of the proposed excise duty that was imposed on equivalent products prior to them being given a Drug Identification Number.

In December 2017, the federal government reached an agreement with most provincial and territorial governments to keep duties on cannabis low, the higher of $1 per gram or 10 per cent of a product price, through a federally administrated coordinated framework. This tax room will be shared on a 75/25 basis, with 75 per cent of duties going to provincial and territorial governments and the remaining 25 per cent to the federal government. The federal portion of cannabis excise duty revenue will be capped at $100 million annually for the first two years after legalization. Any federal revenue in excess of $100 million will be provided to provinces and territories. As part of this arrangement, it is the federal government’s expectation that a substantial portion of the revenues from this tax room provided to provinces and territories will be transferred to municipalities and local communities, who are on the front lines of legalization.

The excise duty framework would come fully into effect when cannabis for non-medical purposes becomes accessible for retail sale.

Cannabis Public Education

The experience of other jurisdictions that have legalized cannabis has underlined the importance of ensuring that Canadians are well informed about cannabis. The Government proposes to provide $62.5 million over five years, starting in 2018–19, for public education initiatives. This funding will support the involvement of community-based organizations and Indigenous organizations that are educating their communities on the risks associated with cannabis use. The Government also proposes to provide $10 million over five years for the Mental Health Commission of Canada to help assess the impact of cannabis use on the mental health of Canadians, and $10 million over five years to the Canadian Centre on Substance Use and Addiction to support research on cannabis use in Canada. These two investments will help inform future policy development, building on earlier significant public education investments of $46 million that have helped inform Canadians. With these investments, Canada’s spending on public education related to cannabis will be on par with the per-capita amounts spent by the State of Washington in its own experience with the legalization and strict regulation of cannabis.

178	Chapter 4

Support for Canada’s Veterans

The Government of Canada is committed to supporting Canada’s veterans and their families. Canada owes an enormous debt of gratitude to the women and men who have served in uniform and it is our responsibility to make sure that they are taken care of. On December 20, 2017, the Government unveiled its Pension for Life plan, a program designed to reduce the complexity of support programs available to veterans and their families. It proposes a broader range of benefits, including financial stability, to Canada’s veterans, with a particular focus on supports for veterans with the most severe disabilities.

Pension for Life proposes three new benefits to provide recognition, income support and stability to Canada’s veterans who experience a service-related injury or illness.

Pain and Suffering Compensation:	Additional Pain and Suffering Compensation:	Income Replacement Benefit:

A monthly, tax-free payment for life of up to $1,150 for ill and injured veterans.	A monthly, tax-free payment for life of up to $1,500 for veterans whose injuries greatly impact their quality of life.	Monthly income replacement at 90 per cent of a veteran’s pre-release salary.

The Government will introduce legislation for the Pension for Life plan, which will include the choice of tax-free monthly payments for life to recognize pain and suffering caused by a service-related disability up to a maximum monthly amount of $2,650 for those most severely disabled; and income replacement for veterans who are facing barriers returning to work after military service at 90 per cent of their pre-release salary.

Pension for Life means that a 25-year-old retired corporal who is 100 per cent disabled would receive more than $5,800 in monthly support. For a 50-year-old retired major who is 100 per cent disabled, monthly support would be almost $9,000.

These new elements represent an additional investment of almost $3.6 billion to support Canada’s veterans. When combined with services and benefits to help veterans in a wide-range of areas—including education, employment, caregiver support and physical and mental health—already announced in previous budgets, the Government of Canada’s investments since 2016 add up to nearly $10 billion.

Advancement	179

Jamal, Age 50, 100 Per Cent Disability Assessment

Jamal spent 25 years in service as a combat engineer in a field squadron. While deployed on Operation ATHENA, he was critically injured when his vehicle hit an improvised explosive device. Both his legs were amputated above the knee. After stabilizing with the Canadian Armed Forces Joint Personnel Support Unit, Jamal was medically released. His sister, Nadyia, moved in with him to act as his caregiver.

With a disability assessment of 100 per cent, Jamal will receive monthly tax-free Pain and Suffering Compensation and Additional Pain and Suffering Compensation of $2,550 (in 2017 dollars), or about $30,000 annually. This will be paid for life. He will also receive a tax free lump sum Critical Injury Benefit of about $72,000 to address the immediate impacts of his traumatic injury.

In addition, Jamal will receive an Income Replacement Benefit of 90 per cent of his salary at release, equalling about $6,400 per month, or about $77,000 annually after-tax. Once Jamal reaches the age of 65, his Income Replacement Benefit will continue at a reduced rate.

Jamal is still coming to terms with both his life after service and his new physical reality. His Veterans Affairs Canada case manager arranges for an occupational therapist, a social worker and a psychologist to work with him. Jamal has both a wheelchair and a motor scooter to give him greater independence; the cost of both is covered by Veterans Affairs Canada. He also receives grants through the Veterans Independence Program to cover house cleaning and work around his property, as well as snow removal in the winter. He has also arranged for Nadyia to receive the $1,000 per month Caregiver Recognition Benefit to recognize her contribution in support of his well-being.

Cemetery and Grave Maintenance

Veterans Affairs Canada is committed to honouring the sacrifice of our veterans by maintaining the graves and grave markers for Canadians who were buried or had grave markers erected by the Government of Canada. These sites and markers recognize the bravery and commitment of those who served our country and they must be maintained. There are about 110,000 Canadians buried overseas as a result of the two World Wars, as well as 200,000 graves in Canada for veterans who were low income or whose death was related to their military service.

In 2017, an evaluation by Veterans Affairs Canada (VAC) found that there was a backlog of 45,000 graves cared for by VAC in Canada requiring repairs. With existing levels of funding, the evaluation found that it would take more than 17 years to complete the needed repairs. To eliminate the current backlog of repairs in the next 5 years, the Government proposes to provide funding $24.4 million over five years, starting in 2018–19. The funding will be used for cleaning, restoring or replacing headstones, and fixing foundation issues.

180	Chapter 4

Better Services for Veterans

Since 2016, the Government has put in place substantial improvements to the benefits and services available for veterans. For example, the Government has raised financial supports for veterans and caregivers, introduced new education and training benefits and expanded a range of services available to the families of medically released veterans.

With additional benefits and services now becoming available, more and more veterans are coming forward to get the help they need. For example, over the past two years, Veterans Affairs Canada has seen a 32 per cent increase in the number of applications for disability benefits. To keep up with the rise in demand and ensure that veterans get services and benefits when they need them, the Government proposes to provide $42.8 million over two years, starting in 2018–19, to increase service delivery capacity at Veterans Affairs Canada.

Supporting Canada’s Heritage and Cultural Diversity

Canada’s heritage and culture plays a vital part in the day-to-day lives of Canadians. To support this important sector of our economy, Budget 2018 proposes investments that will ensure that Canada’s heritage can be celebrated and shared by more Canadians in more communities across the country.

Supporting Canada’s Official Languages

Canada’s linguistic duality, which for 50 years has been enshrined in the Official Languages Act, is an integral part of Canada’s history and identity. Strong official language minority communities not only celebrate our shared history and identity, they are essential to Canada’s competitiveness in an increasingly globalized world. The Government understands the challenges that official language minority communities are facing, and has developed an Action Plan for Official Languages 2018-2023 to help address some of these challenges. In addition to serving existing communities, providing services and initiatives in both official languages is key to improving the integration and settlement of new immigrants. By promoting official bilingualism and empowering our communities to tell their stories, we strengthen Canada’s diversity, strengthen our communities and increase our influence around the world.

Advancement	181

The Government proposes to provide $400.0 million in new funding over five years, starting in 2018–19, with $88.4 million per year ongoing, in support of the Action Plan for Official Languages 2018-2023. Key measures will be implemented by Canadian Heritage, Employment and Social Development Canada, Health Canada, the Public Health Agency of Canada, Statistics Canada, and Immigration, Refugees and Citizenship Canada and will include funding for:

•	Community organizations to ensure that they are able to continue to provide important services for individuals in their communities, to welcome newcomers, and to foster early childhood development.

•	Cultural, artistic and heritage activities, including community theatre, art workshops, and activities showcasing local heritage or history.

•	French- and English-language minority community radio stations and newspapers.

•	Development of an interactive application to make it easy for Canadians to learn English or French as a second language.

•	Improved access to services for English-speaking communities of Quebec in their official language.

•	The recruitment and retention of teachers who teach French and English as a second language.

•	Minority official language schools, $20 million for a variety of early learning and child care initiatives.

Taken together, the Action Plan will help improve services in official language minority communities and promote bilingualism across Canada.

Strengthening Multiculturalism and Addressing the Challenges Faced by Black Canadians

Diversity is Canada’s strength and a cornerstone of Canadian identity. Recent domestic and international events, like the rise of ultranationalist movements, and protests against immigration, visible minorities and religious minorities, remind us that standing up for diversity and building communities where everyone feels included are as important today as they ever were.

To provide support for events and projects that help individuals and communities come together, the Government proposes to provide $23 million over two years, starting in 2018–19, to increase funding for the Multiculturalism Program administered by Canadian Heritage. This funding would support cross-country consultations on a new national anti-racism approach, would bring together experts, community organizations, citizens and interfaith leaders to find new ways to collaborate and combat discrimination, and would dedicate increased funds to address racism and discrimination targeted against Indigenous Peoples and women and girls.

182	Chapter 4

As a first step toward recognizing the significant and unique challenges faced by Black Canadians, the Government also proposes to provide $19 million over five years that will be targeted to enhance local community supports for youth at risk and to develop research in support of more culturally focused mental health programs in the Black Canadian community. In addition, with the creation of the new Centre for Gender, Diversity and Inclusion Statistics, announced in Chapter 1, the Government is committed to increase the disaggregation of various data sets by race. This will help governments and service providers better understand the intersectional dimensions of major issues, with a particular focus on the experience of Black Canadians.

Investing in Canadian Content

The Canada Media Fund is a non-profit organization that fosters, promotes, develops and finances the production of Canadian content for all audiovisual media platforms. The Canada Media Fund receives financial contributions from the Government and Canada’s cable, satellite and Internet protocol television distributors.

With Canadians increasingly watching content online, contributions from the broadcasting sector to the Canada Media Fund have started to decrease in step with their declining revenues. To address this issue, the Government has committed to increase its contribution in order to maintain the level of funding in the Canada Media Fund.

The Government proposes to provide $172 million over five years, starting in 2018–19, with $42.5 million per year ongoing, to maintain the level of funding in the Canada Media Fund at the 2016–17 level. While the actual Government contributions will fluctuate depending on the broadcasting sector revenues, this approach will provide a stable source of funding to develop Canadian content and support good jobs, including for our writers, producers, directors, actors and crews.

Supporting Local Journalism

As more and more people get their news online, and share their interests directly through social media, many communities have been left without local newspapers to tell their stories.

To ensure trusted, local perspectives as well as accountability in local communities, the Government proposes to provide $50 million over five years, starting in 2018–19, to one or more independent non-governmental organizations that will support local journalism in underserved communities. The organizations will have full responsibility to administer the funds, respecting the independence of the press.

Advancement	183

Further, consistent with the advice laid out in the Public Policy Forum’s report on news in the digital age, over the next year the Government will be exploring new models that enable private giving and philanthropic support for trusted, professional, non-profit journalism and local news. This could include new ways for Canadian newspapers to innovate and be recognized to receive charitable status for not-for-profit provision of journalism, reflecting the public interest that they serve.

More Women and Girls in Sport

Canada’s women and girl athletes do us proud at high-performance sport events, and regularly achieve podium success at Senior World Championships, and Olympic and Paralympic Games. However, fewer Canadian women and girls participate in sport and physical activity than men and boys—Statistics Canada estimates that in 2010 approximately one-third of Canadian men and one-sixth of Canadian women regularly participated in sport. Men are also approximately two to three times more likely to be coaches, officials or in other leadership positions than women.

We need to create an environment where women and girls feel comfortable engaging in physical activity and sport—at all ages and all levels. To do so, we need to better understand why women and girls choose not to participate in sport, or move into the senior ranks of coaching or management of sports, and then work to remove the barriers that exist.

This is why through Budget 2018, the Government is setting a target to achieve gender equality in sport at every level by 2035, and proposes to provide an initial $30 million over three years to support data and research and innovative practices to promote women and girls’ participation in sport, and provide support to national sports organizations to promote the greater inclusion of women and girls in all facets of sport.

Supporting ParticipACTION

Inactivity is now the fourth leading cause of death worldwide, responsible for an estimated 3.2 million deaths each year. In Canada, the vast majority of Canadians do not meet recommended levels of physical activity, with 9 out of 10 children and youth not meeting Canadian Physical Activity Guidelines. ParticipACTION is a national non-profit organization, originally established in 1971, whose mission is to make physical activity a vital part of everyday life.

The Government proposes to provide $25 million over five years, starting in 2018–19, for ParticipACTION to increase participation in daily physical activity among Canadians.

Supporting Special Olympics

Special Olympics is a global grassroots movement, bringing community programs and competition opportunities to more than 4.5 million children, youth and adults with intellectual disabilities across 170 countries. Special Olympics Canada is dedicated to enriching the lives of Canadians with an intellectual disability through sport.

184	Chapter 4

The Government proposes to provide $16 million over five years, starting in 2018–19, with $2 million per year ongoing, for Special Olympics Canada to sustain its empowering movement, which supports more than 45,000 children, youth and adults in Canada with intellectual disabilities through its extraordinary network of more than 21,000 volunteers.

Revitalizing National Capital Commission Assets

The National Capital Commission (NCC) is a federal Crown corporation that is responsible for parkways, pathways, buildings and bridges in the National Capital Region. Each year, millions of visitors come to Canada’s capital to use and appreciate historic sites and parklands maintained by the NCC, including Confederation Boulevard (Canada’s ceremonial route), Parliament Hill and Gatineau Park. To ensure these infrastructure assets continue to remain safe and enjoyable for current and future generations of visitors to Canada’s capital, the Government will invest $55 million over two years, on a cash basis, in support of critical repair and maintenance work on its portfolio of fixed assets.

A New Partnership Between Library and Archives Canada and the Ottawa Public Library

The Government also proposes to provide $73.3 million over six years, on a cash basis, starting in 2018–19, with $4.0 million per year ongoing, to support the construction and ongoing operations of a new joint facility that will house Library and Archives Canada and the Ottawa Public Library. This represents the Government’s share of the project, with the balance expected to be provided by the City of Ottawa. This new building will be an iconic community hub, a single door to the national library and archives, and a world-class public library in Canada’s capital city which will increase citizen participation in the community and improve access to Canada’s history, culture and collective knowledge. It is expected that the new building will be completed by 2023.

Supporting the Canadian Museum for Human Rights

The Canadian Museum for Human Rights, one of Canada’s national museums, works to explore the subject of human rights, with special but not exclusive reference to Canada, in order to enhance the public’s understanding of human rights.

In order to ensure that the museum has adequate funding to deliver on its mandate, including promoting respect for others and encouraging reflection and dialogue, the Government proposes to provide $35 million over six years, starting in 2018–19, to support the museum’s operations.

Advancement	185

Good Governance

The Government of Canada is committed to evidence-based decision-making, whether it applies to a government agency spending taxpayer dollars or to engaging citizens to participate in democratic life. Equipping governments and Canadians with sound data and up-to-date information are essential to a healthy democracy. For this reason, the Government is taking action to increase the quantity and quality of information that is available to Canadians, while improving the delivery of government services.

A New Process for Federal Election Leaders’ Debates

Leaders’ debates play an essential role in Canada’s federal elections by engaging Canadians in the election campaigns and helping to inform their voting decisions. Over the past 50 years, the way leaders’ debates have been negotiated have put at risk the structure and potential usefulness of leaders’ debates.

The Government proposes to provide $6 million over two years, to be repeated every pre-election and election year, to support a new process that would ensure that federal leaders’ debates are organized in the public interest and improve Canadians’ knowledge of the parties, their leaders and their policy positions. In the coming months, the Minister of Democratic Institutions will bring forward potential approaches to leaders’ debates. The Government may introduce legislation to implement the approach taken to establish the new process for leaders’ debates.

Upholding the Integrity of Canada’s Elections

Through Budget 2018, the Government proposes to provide $7.1 million over five years, beginning in 2018–19, and $1.5 million per year ongoing, to support the work of the Office of the Commissioner of Canada Elections. This funding will help ensure that the Canadian electoral process continues to uphold the highest standards of democracy by all Canadians, political entities, businesses and individuals alike, now and into the future.

Renewing and Modernizing Statistics Canada

The Government is committed to evidence-based decision-making to support economic growth. A whole-of-government approach to data will seek to improve how the federal government collects, uses and shares data. It will be supported by the expertise of a renewed and modernized Statistics Canada, while ensuring that Canadians’ privacy remains protected. As part of this approach, the Government proposes to provide $41 million over five years to Statistics Canada, starting in 2018–19, with $4.4 million per year ongoing, in support of the vision. The Government will also explore further options, including through legislation, to ensure Statistics Canada can respond to data needs of the 21st century.

186	Chapter 4

Beyond the modernization of the agency, it has become clear that the Government needs to fill gaps in knowledge for new and emerging cross-border services industries, such as content streaming services, which are becoming increasingly important to the Canadian economy. The Government proposes to provide $15.1 million over five years, starting in 2018–19, with $3.0 million per year ongoing, to Statistics Canada to address data gaps in international trade in services, including international trade in digital services and products. Better data will contribute to the Government’s commitment to produce high-quality information that is accessible and relevant to interested Canadians and will support its commitment to evidence-based policy-making. This is in addition to the $6.7 million over five years, outlined in Chapter 1, to create a new Centre for Gender, Diversity and Inclusion Statistics.

Statistics Canada has a mandate to conduct the Census of Population and Census of Agriculture every five years, both of which produce objective, high-quality statistical information that is vital to all levels of government, the private sector, academia and not-for-profit entities. Statistics Canada will conduct the next census in 2021, building on the successes of the 2016 Census of Population, which had the highest response in history to the long form component and set a world record for Internet response. The Government proposes to provide $767.3 million over 10 years, starting in 2018–19, to Statistics Canada to conduct the 2021 Census of Population. The Government also proposes to provide $49.4 million over six years, starting in 2018–19, to Statistics Canada to conduct the 2021 Census of Agriculture.

The 2016 Census revived the long form component to replace the voluntary National Household Survey (NHS). The return of the long form component improved the accessibility, accuracy and coherence of statistical information. In particular, the long form component was able to provide data on smaller communities across Canada that was unavailable in 2011 due to the NHS’s lower response rate. This data provides researchers and policy-makers with a better understanding of all Canadians.

Advancement	187

Improving Client Services at the Canada Revenue Agency

Providing excellent service to Canadians is a top priority for the Canada Revenue Agency (CRA). Over the past two years, the Government has made significant investments to improve the timeliness and responsiveness of service. While progress has been made, Canadians continue to face unacceptable delays and challenges in dealing with the CRA. More needs to be done to make the Agency and its services, fairer, more helpful and easier to use.

A More Client-Centred Approach

To effect systemic change, the Government will undertake a comprehensive departmental review of the CRA’s service model. This review will examine all aspects of the Agency’s work in order to ensure that Canadians interacting with the CRA feel like valued clients, not just taxpayers. Further details about this review will be announced in the coming months.

While this review proceeds, the Government will continue to invest through Budget 2018 to improve the quality and availability of services offered by the Agency.

The Government is proposing $206.0 million over five years, starting in 2018–19, and $33.6 million per year ongoing, for the CRA to address the Government’s commitments to service excellence in three key areas.

Improving Telephone Services

•

The CRA answers roughly 20 million calls in a typical year, but for a number of years, Canadians have been frustrated by frequent busy signals, dropped calls and long wait times. Building on progress made through Budget 2016 funding, the Government is proposing additional funding to enhance telephone technology and hire more agents. This will mean fewer delays, and more timely and responsive services. The Government will also make investments to improve the way the CRA monitors agent feedback and to provide additional training to ensure that Canadians get the correct information they need.

Enhancing the Community Volunteer Income Tax Program

•

The Community Volunteer Income Tax Program is a great example of what can be achieved when community organizations come together to help Canadians. Through this program, community organizations host tax preparation clinics and arrange for volunteers to prepare income tax and benefit returns for individuals free of charge with modest or low incomes. Last year, over 700,000 individuals were helped by over 2,800 participating organizations.

188	Chapter 4

•

Through Budget 2018, the Government proposes to double the size of the program, helping hundreds of thousands more individuals complete their taxes and access benefits to which they are entitled. This expansion will include funding for additional “year-round” benefit clinics and more outreach activities to vulnerable population segments including seniors, newcomers, people with disabilities, youth and Indigenous communities.

•	With total annual ongoing investments of $13 million in Budget 2016 and Budget 2018, the Government has quadrupled funding to support the Community Volunteer Income Tax Program in recent years.

Strengthening Digital Services

•

The majority of Canadians prefer to interact with government through the CRA website, as nearly 90 per cent of tax returns in Canada are filed electronically and roughly 77 per cent of payments are completed online. CRA online services are used by millions of Canadians every year to apply for the Canada Child Benefit, ask a question about their small business or get help filing their taxes, for example. A secure, reliable and modern online system is vital to the service that the CRA provides to Canadians.

•

Budget 2018 investments will update and modernize information technology infrastructure to deliver a more user-friendly experience, allowing Canadians to easily find the tax and benefit information they need, whether as an individual, business owner or tax representative. Improvements will also ensure that online services remain available and uninterrupted, even during peak periods. Moreover, the online interface with Revenu Québec will be further strengthened in order to facilitate the provision of the same level of digital services for the residents of Quebec as in the rest of the country.

Clarifying the Rules on Political Activities by Charities

The Government has pledged to allow charities to do their work on behalf of Canadians free from political harassment, and promised to clarify the rules governing political activity, with an understanding that charities make an important contribution to public policy. An expert panel was created to study the issue of political activities by charities, and in 2017 this panel provided a series of recommendations to the Government based on consultations held with charities. The Government will provide a response to this report in the coming months.

Advancement	189

Stabilizing and Future Transformation of the Federal Government’s Pay Administration (Phoenix)

Canada’s public servants deserve to be paid properly and on time for their important work. In early 2016, the Phoenix pay system for federal public servants was implemented following years of planning and development as part of a broader initiative originally intended to save money. Since that time, it has been obvious that the outcomes have been unacceptable for both the Government and its employees. The Transformation of Pay Administration Initiative launched in 2009 was under-resourced and suffered from poor planning and implementation. The Government is doing everything it can to make this right.

To date, the Government has committed more than $460 million to implement the Phoenix pay system and resolve subsequent issues. Over the last year and a half, the Government has hired several hundred people to rebuild capacity that was lost due to the previously flawed business plan. In addition, action has also been taken to reimburse employees who have incurred personal expenses as a result of pay issues. However, serious issues and challenges with the Phoenix pay system continue, and too many federal public servants are not being properly paid.

Through Budget 2018, the Government is committing to the next steps in addressing the ongoing challenges of the Phoenix pay system, including announcing its intention to eventually move away from Phoenix and begin development of the next generation of the federal government’s pay system, one that is better aligned with the complexity of the federal government pay structure. In this context, the Government proposes to provide an additional investment of $16 million over two years, beginning in 2018–19, to work with experts, federal public sector unions and technology providers on a way forward for a new pay system.

In the interim, the Government will continue to address the existing pay challenges. To this end, Budget 2018 proposes an investment of $431.4 million over six years, starting in 2017–18, to continue making progress on Phoenix issues, including hiring additional staff to support the pay system, bringing the number of employees working on pay issues at the Pay Centre and satellite offices to more than 1,500. This compares to the 550 employees that were originally intended to handle all pay issues when the new pay system was launched. Furthermore, this additional funding would go towards hiring more staff within departments to better assist employees with payroll issues as they arise. This would mean that public servants also have better access to a broader range of supports in the workplace.

Budget 2018 also proposes to provide $5.5 million over two years, starting in 2017–18, to the Canada Revenue Agency for the processing of federal government employee individual income tax reassessments that are required due to Phoenix pay issues, and for handling related telephone enquiries.

190	Chapter 4

While the Phoenix pay system has been underpaying some public servants, it has also been paying others too much. Under current legislation, any employee who receives an overpayment in respect of a previous year is required to pay back the gross amount to their employer and recover excess withholdings from the Canada Revenue Agency. Public servants in this situation can rest assured that they will not have to start repaying until after the Canada Revenue Agency processes their tax return and refunds the excess withholdings (or credits them against a tax liability). At the same time, the Government is reviewing the legislation and will engage key stakeholders to assess the feasibility of changes to the legislation that would permit any private or public sector employee in this situation to repay the amount net of withholdings, starting for the 2018 taxation year and forward.

Finally, to address the real mental and emotional stress and unacceptable financial impacts on public servants, the Government has initiated discussions with public service representatives to address the numerous grievances and legal actions. Similarly, the Government will also take action to reimburse missing and inaccurate dues that are owing to public sector unions.

Improving Service Delivery

Canadians expect government services to be of high quality, accessible, secure and digitally enabled. The Government will make significant new investments to bolster the backbone of federal government operations, and ensure that Canadians receive the services that they need and deserve.

For example, building on investments of $12.1 million announced in Budget 2017, Employment and Social Development Canada is exploring modern approaches to service delivery, beginning with Employment Insurance (EI). Through the modernization of benefit delivery, the Government will improve Canadians’ access to services and benefits, including speeding up application processes.

In addition, the Government is committed to minimizing the administrative burden on employers. To this end, Employment and Social Development Canada is working with stakeholders to develop ways to streamline employer reporting obligations under the EI program.

The Government proposes legislative amendments respecting service delivery by the Government to the public and partner entities, including e-service delivery.

Advancement	191

Predictable Funding for Employment Insurance Service Delivery

Timely access to EI benefits is critical to help Canadians navigate a job loss or other life events. To meet the demands of increased EI claims volumes, the Government has increased funding for EI administration in the last two years. As a result, in 2016–17, 83 per cent of EI claimants received EI benefits or notification of their claim status within 28 days of filing.

The Government proposes to make available up to $90 million over three years, starting in 2018–19, for EI claims processing and service delivery. Funding will be linked to EI claims volumes and will provide responsiveness to changing economic conditions. This will ensure that EI recipients continue to receive timely and accurate benefit payments.

Employment Insurance Call Centre Accessibility

EI call centres play a key role in delivering EI benefits, allowing Canadians to obtain information and assistance from agents who know the EI program. Building on investments of $73 million over two years announced in Budget 2016, the Government proposes to provide an additional $127.7 million over three years, starting in 2018–19, to further improve accessibility and ensure Canadians receive timely and accurate information and assistance with EI benefits.

192	Chapter 4

Part 4: Security and Access to Justice

Whether through the guarantee of a fair and equitable justice system, or the knowledge that their private information is secure, Canadians deserve to feel safe and protected in a rapidly changing world.

An interconnected world powered by new technologies offers great benefits to Canadian families and tremendous opportunities to businesses, small and large. In a digital and globally connected world, the Government is taking action to promote our shared values, bolster services to Canadians and strengthen their protection, at home, abroad, and online, including establishing this country’s first comprehensive cyber security plan.

A strong, safe and secure Canada means our institutions are working effectively with the resources they need. This budget commits to a number of measures that bolster the efficiency of Canada’s safety and security institutions without compromising our shared values as an open, inclusive and welcoming society.

Access to Justice

Canadians should have every confidence that their justice system protects their rights and treats them fairly. Access to justice is not only about having an efficient and effective court system, it is also about having access to information, services and processes that enable Canadians to better understand and exercise their legal rights.

The Government recognizes that access to justice is a foundation of Canadian society and will invest in strengthening the Canadian judiciary, supporting Canada’s court system, and enhancing openness and transparency. Together, these measures reinforce the Government’s strong commitments to respecting the rule of law and to upholding a justice system that is accessible, fair and efficient.

Advancement	193

Expanding Unified Family Courts

Unified Family Courts aim to simplify family justice procedures for Canadians experiencing issues including separation, divorce, support and custody disputes. With access to Unified Family Courts, family law issues are considered under one court system, rather than two, which helps streamline the process and can help reduce the stress and confusion that families may face during this time. In addition, Unified Family Courts use specialized judges who are familiar with the sensitive nature of family law issues and offer a range of programs and support services to families. The combination of these specialized courts and enhanced services for families can help resolve issues more efficiently.

To enhance access to justice and improve outcomes for a significant number of Canadian families, the Government proposes to provide $77.2 million over four years, starting in 2019–20, and $20.8 million per year ongoing, to support the expansion of Unified Family Courts, creating 39 new judicial positions in Alberta, Ontario, Nova Scotia, and Newfoundland and Labrador. This expansion will create a more streamlined process for those who rely on these services. The Government intends to introduce corresponding legislative amendments to create these new judicial positions to enhance Unified Family Courts.

The Government of Canada is committed to promoting access to justice for all Canadians. To that end, the Government’s plan to strengthen the Canadian judiciary proposes:

•   Supporting the creation of six new judicial positions for the Ontario Superior Court of Justice and one position for the Saskatchewan Court of Appeal ($17.1 million over five years, beginning in 2018–19, and $3.7 million per year ongoing). These resources build on Budget 2017 investments and will help improve the administration of justice and the efficiency of the court system in both criminal and civil matters. The Government intends to introduce legislative amendments to create these new judicial positions, as well as to address two changes for which funding has already been provided (the conversion of one Federal Court judge position into an Associate Chief Justice position, and the addition of another judge to the Federal Court).

•   Ensuring that a robust process remains in place to allow Canadians to voice concerns and submit complaints about judicial conduct to the Canadian Judicial Council and the Office of the Commissioner for Federal Judicial Affairs ($6.0 million over two years, beginning in 2018–19). These investments support the judicial discipline process through which allegations of judicial misconduct are investigated

194	Chapter 4

•   Funding for the Independent Advisory Board for Supreme Court of Canada Judicial Appointments to effectively carry out a non-partisan, independent process to identify judicial candidates of the highest caliber—who are functionally bilingual and representative of the diversity of our country ($0.3 million in 2017–18 to the Office of the Commissioner for Federal Judicial Affairs).

The Government also proposes to support Canada’s courts system by:

•   Helping ensure the smooth functioning of the Supreme Court of Canada, and reinforcing continued confidence in the Canadian judicial system ($9.6 million over five years, starting in 2018–19, and $1.9 million per year thereafter, to the Office of the Registrar of the Supreme Court of Canada).

•   Providing investments to the Courts Administration Service in support of Canada’s federal courts. This funding will primarily support judicial and registry services and will better enable the federal courts to address their growing and increasingly complex caseload ($41.9 million over five years, and $9.3 million per year ongoing, to the Courts Administration Service).

Proposed investments through Budget 2018 will also enhance Canadians’ access to justice by:

•   Enhancing the capacity of the Office of the Information Commissioner to resolve complaints about the handling of public access to information requests ($2.9 million in 2018– 19 to the Office of the Information Commissioner). This funding reinforces the Government’s commitment to openness and transparency concerning access to information.

•   Supporting access to justice in the official language of one’s choice with funding for the Access to Justice in Both Official Languages Support Fund ($10.0 million over five years, starting in 2018–19, and $2.0 million per year ongoing, to the Department of Justice Canada).

In addition to these measures, the Government intends to bring forward broad-based, concrete reforms to the criminal justice system, including changes to how juries are selected.

Advancement	195

Combatting Gender-Based Violence and Harassment

Violence and harassment can have lifelong impacts on an individual’s physical and mental health and are unacceptable, regardless of whom they affect and which form they take.

While anyone can be a victim of violence and harassment, women and girls face a greater risk of certain types of violence, including sexual assault and intimate partner violence, as well as sexual harassment and human trafficking. In addition, some individuals may be especially vulnerable, including young women, newcomers, Indigenous women, LGBTQ2 people, and women with disabilities. The Government remains committed to amending the Criminal Code to introduce a reverse onus on bail for individuals with previous convictions of intimate partner violence. The Government plans to work closely with provinces and territories in the coming months on this issue.

The Government recognizes that prevention is critical to ending gender-based violence, that survivors and their families need support, and that the legal and justice systems must be improved to respond to gender-based violence. Through Budget 2018, the Government proposes new funding to address these areas.

The Government is also committed to ensuring that Canadians have access to the supports they need to effectively navigate Canada’s justice system—and that Canada’s judiciary reflects our country’s diversity.

196	Chapter 4

What Will Success Look Like?

•	Fewer women are victims of intimate partner violence and sexual assault

•	Fewer women are victims of homicide by intimate partners

•	Fewer victims of human trafficking

•	Increased police reporting of violent crimes

•	More workplaces are harassment-free

•	Child and spousal support orders are enforced

National Human Trafficking Hotline

Human trafficking is a heinous crime that disproportionately affects women and girls, particularly Indigenous, newcomer and low-income individuals. The Government is committed to putting an end to gender-based violence and proposes to provide $14.51 million over five years, beginning in 2018–19, and $2.89 million per year ongoing, to Public Safety Canada to combat human trafficking by establishing a National Human Trafficking Hotline, including an online portal and a referral mechanism to social services and law enforcement. This hotline will help protect those vulnerable to being trafficked and enable victims to access the necessary social and law enforcement services they need. As this initiative proceeds, the Government will work with provinces and territories to ensure effective implementation.

Advancement	197

Taking Action to Prevent and Address Gender-Based Violence, Harassment and Discrimination

As movements such as #MeToo and #TimesUp have demonstrated through the powerful stories of survivors, gender-based violence, harassment and discrimination continue to impact women at home, at work and throughout Canadian society. The Government has a vital role to play in helping to create a more equitable society, free from discrimination of any kind.

Everyone deserves to live a life free from violence. While gender-based violence is often thought of through the lens of violence against women and girls, many Canadians face violence every day simply because of their gender expression, gender identity or perceived gender.

The negative impacts of gender-based violence reach far beyond any specific population. While gender-based violence significantly influences the health, social and economic conditions of the individuals who directly experience it, it also has long-lasting and negative results for family members, friends and entire communities.

198	Chapter 4

The Government proposes to provide an additional $86.0 million over five years, starting in 2018–19, and $20.0 million per year ongoing, to expand Canada’s Strategy to Address Gender-Based Violence. New investments will focus on:

•	Preventing teen dating violence.

•	Enhancing and developing preventative bullying and cyber bullying initiatives.

•	Equipping health professionals to provide appropriate care to victims.

•	Enhancing support for the National Child Exploitation Coordination Centre to increase investigative capacity of the RCMP.

•

Expanding the High Needs Victims Fund so that more organizations, such as rape crisis centres, are better able to help population groups who are at the highest risk of experiencing violence. This investment will double the support provided to this initiative in Budget 2017.

•

Providing support to sexual assault centres in close proximity to Canadian Forces bases so that members of the Canadian Armed Forces have access to a full spectrum of supports to address gender-based violence. This builds on other investments in family support services through Strong, Secure, Engaged, the Government’s new defence policy.

Violence Against Members of the LGBTQ2 Communities

People self-identifying as homosexual or bisexual are three times more likely than heterosexuals to self-report having experienced violent victimization (i.e. sexual assault, robbery or physical assault).

LGBTQ2 (lesbian, gay, bisexual, transgender, queer, questioning, intersex and two-spirit) and non-binary people often face discrimination, harassment and other harms, including hate crimes, as societal ideas about heteronormative gender roles, as well as ideas about appropriate gender performances, work together to create discriminatory experiences for members of LGBTQ2 communities.

LGBTQ2 individuals are more at risk of sexual assault than heterosexual individuals. Canadians who identified as homosexual or bisexual had a rate of sexual assault that was six times higher than those who identified as heterosexual.

In addition to providing more comprehensive support towards the Federal Strategy to Address Gender-based Violence, the Government is proposing targeted new measures to combat violence and harassment at home and in the workplace.

Advancement	199

Ensuring a Workplace Free of Violence and Harassment

Harassment and violence prevents Canadians—particularly women, young people, LGBTQ2 persons, Indigenous Peoples and visible minorities—from participating to the fullest of their potential. Harassment and violence at work stands in the way of growth and success by contributing to productivity loss, turnover, stress and anxiety, and lower job satisfaction.

On November 7, 2017, the Government of Canada introduced Bill C-65 to create a single, integrated framework that will protect federally regulated employees from harassment and violence in the workplace. The Government will provide $34.9 million over five years, starting in 2018–19, with $7.4 million per year ongoing, to support Bill C-65. This will ensure that federally regulated workplaces are free from harassment and violence.

The Government also proposes to establish a Centre of Diversity, Inclusion and Wellness within the public service that will have, as part of its mandate, to better support public servants in dealing with sexual harassment in the workplace within the public service.

Providing Legal Support to Victims of Sexual Harassment in the Workplace and Increased Awareness

The Government proposes to invest $50.4 million over five years, starting in 2018–19, to address sexual harassment in the workplace. Of this amount, $25.4 million over five years will be dedicated to boosting legal aid funding across the country with a focus on supporting victims of sexual harassment in the workplace. The Government will work in partnership with provinces and territories but will not require them to match the proposed funding. In addition, the Government proposes to invest a further $25.0 million over five years to develop a pan-Canadian outreach program to better inform workers, particularly those most vulnerable, about their rights and how they can access help if they have been harassed in the workplace.

Support for Victims of Family Violence

Family violence affects victims and their loved ones who are forced to deal with its physical and its financial impacts, including potential loss of financial security. Indeed, financial dependence is one of the most significant reasons victims stay with or return to their abusers. That is why the Government intends to amend the Canada Labour Code to provide five days of paid leave to workers in the federally regulated jurisdiction who are victims of family violence or the parent of a child who is the victim of family violence. This builds on job-protected leave for survivors of violence which was introduced in Budget 2017.

200	Chapter 4

Improving Support for Sexual Assault Crisis Centres on Campuses

Of all sexual assault incidents reported in Canada, nearly half (47 per cent) were committed against women aged 15 to 24, and 41 per cent of all sexual assaults across Canada were reported by students. There is a need for federal leadership in this area, to support a harmonized national approach and dialogue, leading to strategies to address sexual violence, to create safe campuses, and to remove the stigma from reporting or seeking support following sexual violence. The Government proposes to provide up to $5.5 million over five years, starting in 2018–19, to Status of Women Canada to work with stakeholders, including provinces and territories, towards developing a harmonized national framework to ensure consistent, comprehensive and sustainable approaches in addressing gender-based violence at post-secondary institutions across the country. Starting in 2019, for those universities and college campuses that are not implementing best practices addressing sexual assaults on campus, the Government of Canada will consider withdrawing federal funding.

Addressing “unfounded” cases of sexual assault and better supporting victims

Sexual assault is a serious crime that can have devastating and long-lasting effects on victims. When individuals come forward to police, they should be treated with the compassion and respect that they deserve. Positive experiences with police investigations can also encourage others to report these crimes. Following media reports regarding concerns related to the manner in which sexual assault complaints were being investigated by the RCMP and other police forces across Canada, the RCMP undertook a comprehensive review in 2017 of all files where sexual assault complaints were coded as “unfounded.” As a result of this work, looking at more than 2,000 case files so far, 284 additional investigations have been launched as of December 2017. To continue and expand this work, Budget 2018 proposes to provide the RCMP with an additional $10 million over five years, and $2 million per year ongoing, to establish a national unit that will coordinate the review of nearly 25,000 more case files since 2015, as well as provide accountability across the force for investigations, and oversee the development of a curriculum and training to address the problems raised by “unfounded”. An external advisory committee and better supports for victims will also form part of this initiative. The Government as a whole will continue to work with provinces and territories on possible additional actions to help address these issues.

Advancement	201

Addressing Corporate Integrity

Corporate wrongdoing imposes significant economic and social costs. It undermines competition, threatens the integrity of markets, puts up barriers to economic growth, increases the cost and risk of doing business, and undermines public and investor confidence. Many governments, including the Government of Canada, are committed to taking action against improper, unethical and illegal business practices and holding companies to account for such conduct. That is why the Government has already committed to increasing Canadian companies’ compliance with human rights standards abroad with the launch of the Canadian Ombudsperson for Responsible Enterprise.

Based on the consultation conducted in the fall of 2017, the Government intends to further strengthen its approach to addressing corporate wrongdoing, enhancing the government-wide Integrity Regime and introducing legislation for Canadian Deferred Prosecution Agreements, to be implemented through Judicial Remediation Orders (JRO), as an additional tool to hold corporate offenders to account. The JRO would establish a regime to sanction criminal conduct appropriately and deter wrongdoing. These actions are in line with those taken by some of our key trading partners such as the United States, the United Kingdom, Australia and France.

Detailed proposals for enhancements to the Integrity Regime and the introduction of a new JRO regime will be brought forward in the near future.

A Strong Sanctions Regime

Sanctions are an important foreign policy tool for Canada: they serve as a way to respond to rapidly developing international crises, violations of international peace and security, and, with the new Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law), to gross violations of human rights or acts of significant corruption. The Government proposes to provide $22.2 million over five years, starting in 2018–19, with $4.3 million per year thereafter, to Global Affairs Canada and the Canada Border Services Agency to strengthen Canada’s sanctions system, including funds for the development of sanctions policy, coordination with international partners, and providing guidance to Canadians on sanctions obligations.

202	Chapter 4

Ensuring Security and Prosperity in the Digital Age

The digital age has revolutionized how Canadians live as well as how our institutions function. Digital technologies have changed the way we work, how we shop, how we access services—including government and financial services. These changes have brought with them vast benefits and new challenges, including efforts to preserve cyber security and protect the privacy of Canadians. Cyber-attacks are becoming more pervasive, increasingly sophisticated and ever more effective. Successful cyber-attacks have the potential to expose the private information of Canadians, cost Canadian businesses millions of dollars, and potentially put Canada’s critical infrastructure networks at risk.

With this budget, the Government of Canada is implementing a plan for security and prosperity in the digital age to protect against cyber-attacks. The Government proposes significant investments of $507.7 million over five years, and $108.8 million per year thereafter, to fund a new National Cyber Security Strategy. The Strategy focuses on three principal goals:

•	Ensure secure and resilient Canadian systems.

•	Build an innovative and adaptive cyber ecosystem.

•	Support effective leadership and collaboration between different levels of Canadian government, and partners around the world.

The Government will work alongside key partners in order to implement this plan: other levels of government, the business community, academia and trusted international partners. Canada will work to proactively solve mutual cyber issues, raising the cyber security bar for all Canadians.

Improving Cyber Security

Canada’s plan for security in the digital age starts with a strong federal cyber governance system to protect Canadians and their sensitive personal information. To that end, the Government proposes to commit $155.2 million over five years, and $44.5 million per year ongoing, to the Communications Security Establishment to create a new Canadian Centre for Cyber Security.

By consolidating operational cyber expertise from across the federal government under one roof, the new Canadian Centre for Cyber Security will establish a single, unified Government of Canada source of unique expert advice, guidance, services and support on cyber security operational matters, providing Canadian citizens and businesses with a clear and trusted place to turn to for cyber security advice. In order to establish the Canadian Centre for Cyber Security, the Government will introduce legislation to allow various Government cyber security functions to consolidate into the new Centre. Federal responsibility to investigate potential criminal activities will remain with the RCMP.

Advancement	203

To bolster Canada’s ability to fight cybercrime, the Government also proposes to provide $116.0 million over five years, and $23.2 million per year ongoing, to the RCMP to support the creation of the National Cybercrime Coordination Unit. The National Cybercrime Coordination Unit will create a coordination hub for cybercrime investigations in Canada and will work with international partners on cybercrime. The Unit will also establish a national public reporting mechanism for Canadian citizens and businesses to report cybercrime incidents to law enforcement.

Canadian Centre for Cyber Security	National Cybercrime Coordination Unit

The Canadian Centre for Cyber Security will:

•   Bring together federal operational cyber expertise from across the federal government under one roof.

•   Provide Canadian citizens and businesses with a clear and trusted place to turn to for cyber security information.

•   Advance partnerships and dialogue with other jurisdictions, the business community, academia and international partners.

The National Cybercrime Coordination Unit will:

•   Act as a coordination hub for cybercrime investigations in Canada and work with partners internationally.

•   Provide digital investigative advice and guidance to Canadian law enforcement.

•   Establish a national public reporting mechanism for Canadian citizens and business to report cybercrime incidents to law enforcement.

In addition to funding the Canadian Centre for Cyber Security and the National Cybercrime Coordination Unit, the Government also proposes to provide an additional $236.5 million over five years, and $41.2 million per year ongoing, to further support Canada’s new National Cyber Security Strategy. Taken together, these investments will allow Canadians to continue to benefit from digital connections in a way that protects them, their personal information and our infrastructure from cybercrime.

204	Chapter 4

Canada’s National Cyber Security Strategy will

•   Ensure secure and resilient Canadian cyber systems by enhancing the Government of Canada’s ability to investigate cybercrime, developing threat assessments, keeping critical infrastructure safe, and work in collaboration with the financial and energy sectors on bolstering their cyber security;

•   Invest in an innovative and adaptive cyber ecosystem by supporting work-integrated cyber learning placements for students and helping businesses improve their cyber security posture through the creation of a voluntary cyber certification program; and,

•   Strengthen leadership, governance and collaboration by taking the lead, both at home and abroad, to advance cyber security in Canada, working closely with provincial, territorial, private sector and trusted international partners.

How Will a National Cyber Security Strategy Benefit You?

For Canadians:

• A clear trusted federal source for cyber security information.

• Practical tips to apply to everyday online activities.

• Heightened awareness of malicious cyber activity.

For Canadian business:

• Increased cyber security guidance for small and medium-sized enterprises.

• Tools and resources to improve cyber resilience.

For systems that Canadians rely on each day, such as online banking, electricity grids and telecommunications networks:

• Bolstered security and a more rapid, coordinated and coherent federal response to cyber threats.

Advancement	205

Enabling Digital Services to Canadians

To provide Canadians with important programs and services, federal government organizations depend on Shared Services Canada to provide modern and reliable information technology (IT) infrastructure and services.

To modernize/enhance the Government’s digital services, Budget 2018 proposes significant investments in Shared Services Canada and the Communications Security Establishment to ensure that these organizations are properly resourced to address evolving IT needs and opportunities, and proactively address cyber security threats. This includes:

•

$2.2 billion over six years, starting in 2018–19, with $349.8 million per year thereafter, to improve the management and provision of IT services and infrastructure within the Government of Canada, and to support related cyber security measures.

•

$110 million over six years, starting in 2018–19, to be accessed by Shared Services Canada’s partner departments and agencies to help them migrate their applications from older data centres into more secure modern data centres or cloud solutions.

A majority of the funding for these initiatives will be reallocated from federal organizations that receive mandatory services from Shared Services Canada. The ability of the Government’s IT systems to protect Canadians’ data and meet future demands will depend on a strong IT governance structure. To support this, the Government will redefine the role of the Government of Canada Chief Information Officer.

Enhancing the Security of

Taxpayer Information

Security breaches involving the loss of private personal information place Canadians at risk of identity theft. As the administrator of Canada’s tax, benefits, and related programs for governments across Canada, the Canada Revenue Agency (CRA) safeguards the personal and financial information of tens of millions of Canadians.

As a result of the enhancements made to the suite of online options available to Canadians, the CRA’s systems are housing, processing and transmitting growing volumes of taxpayer data. Through Budget 2018, the Government will provide the CRA with $30.0 million over five years to enhance the security measures that protect the confidentiality of this sensitive information.

206	Chapter 4

Investment Canada Act—National Security Review of Foreign Investments

Canada is open for business. Our competitive business environment is an attractive draw for foreign investors, and increased investments mean more good, well-paying jobs for Canadians, and continued economic growth. The Investment Canada Act enables the Government to undertake a review of proposed foreign investments in order to determine if they uphold Canada’s national interests—both from a net benefit perspective and for national security purposes. Similar to Budget 2017, Budget 2018 proposes to provide $1.24 million for Public Safety Canada and the Canadian Security Intelligence Service to support continued operations related to the Investment Canada Act’s National Security Review Program. The National Security Review Program provides a robust framework for reviewing foreign investments for various reasons, such as to protect defence capabilities, safeguard the transfer of sensitive technologies, and ensure no potential involvement from organized crime.

Safeguarding the Integrity of Our Public Safety System

Public confidence in our safety, security and well-being is vital for an inclusive and peaceful society and a growing economy. It underpins Canada’s reputation as an ideal place to raise a family, invest or grow a business. Canada’s public safety institutions work hard to protect Canadians from those who threaten our safety and security. The Government proposes to invest nearly $775 million over five years to help our public safety institutions continue keeping us safe.

Supporting RCMP Frontline Operations

The RCMP is committed to preserving the peace, upholding the law, protecting Canadians and promoting safety and security. The scope of policing operations within the RCMP is constantly evolving to address new and emerging threats, including in the areas of cybercrime, serious and organized crime, and national security investigations. The Government proposes to invest $80 million in 2018–19 to reinforce existing RCMP policing operations. This funding also supports the recruitment and training of new RCMP cadets to help meet demands for new frontline federal officers in Canada.

The Government also proposes to invest $60.2 million over five years, and $9.5 million per year ongoing, for the RCMP to renew radio systems in four divisions: Ontario, Quebec, New Brunswick and the National Capital Region. Two-way radios are a lifeline for frontline police officers. They continue to be the most available, secure and efficient communications tool for policing. Secure radios are also critical for maintaining officer safety, promoting interoperability with other first responders and, ultimately, protecting Canadians.

Advancement	207

Taking Action Against Guns and Gangs

The federal government is establishing the Initiative to Take Action Against Guns and Gangs—a multi-pronged approach to tackle gun and gang activity in Canada. Specifically, the Government proposes to provide $327.6 million over five years, starting in 2018–19, and $100 million per year ongoing, to Public Safety Canada, the Royal Canadian Mounted Police and the Canada Border Services Agency. This Initiative, recently announced by the Minister of Public Safety, will bring together federal, provincial and territorial efforts to support community-level prevention and enforcement efforts, build and leverage unique federal expertise and resources to advance intelligence related to the illegal trafficking of firearms, and invest in border security to interdict illicit goods including guns and drugs. Funding would also be provided to Indigenous organizations to help build capacity through education, outreach and research, addressing the unique needs of Indigenous communities and urban populations. The Initiative will help reduce gun and gang violence so that Canadians can feel safe in their communities.

Preserving Canada’s Foreign Signals Intelligence Capability

The Communications Security Establishment is mandated to collect foreign signals intelligence to help inform the Government of Canada on matters of security, national defence and international affairs, reflecting the priorities set by the Government. In order to keep pace with rapid technological change that can challenge its ability to effectively collect foreign signals intelligence, the Government proposes to provide the Communications Security Establishment $225 million over four years, starting in 2020–21, and $62.1 million ongoing, to ensure this capability is preserved.

Critical Infrastructure Security

Efforts to enhance the resilience of our critical infrastructure systems and plan for unforeseen disruptions are essential for keeping Canadians and our communities safe. To this end, the Government proposes to provide Public Safety Canada with $1.4 million in 2018–19 to continue operations of the Regional Resilience Assessment Program and the Virtual Risk Analysis Cell. These programs support assessments of critical infrastructure facilities, such as energy grids, information and communication technology networks and hospitals. The Virtual Risk Analysis Cell also promotes online information sharing across the critical infrastructure community.

208	Chapter 4

Support for the Correctional Service of Canada and the Office of the Correctional Investigator of Canada

The Correctional Service of Canada is responsible for the federal correctional system and protects public safety by actively encouraging and assisting offender reintegration. It provides correctional programming, opportunities for offender rehabilitation and practical skills development, and strengthening of community corrections. The Government proposes to invest $74.7 million in 2018–19 to enable the Correctional Service of Canada to continue existing operations in support of its mandate.

As the ombudsman for federally sentenced offenders, the Office of the Correctional Investigator serves Canadians and contributes to safe, lawful and humane corrections through independent oversight of the Correctional Service of Canada. The Office provides accessible, impartial and timely investigations of individual and systemic concerns in federal correctional facilities. To support this work, the Government proposes to provide the Office of the Correctional Investigator of Canada with $3.4 million over five years beginning in 2018–19, and $0.7 million per year ongoing. These funds will be used to enhance the Office’s investigative capacity, including its ability to delve more deeply into Indigenous corrections and the overrepresentation of Indigenous peoples within the federal correctional system.

Supporting Those Who Keep Our Communities Safe

Every day, public safety officers put their safety at risk to protect our communities. Often, an officer’s routine exposure to traumatic events puts them at a greater risk for operational stress injuries, including post-traumatic-stress injuries. In recognition of the daily sacrifices made by public safety officers across Canada, the Government is proposing measures to support research and treatment on post-traumatic stress injuries among public safety officers as well as targeted supports for federal police officers.

Support to Address Post-Traumatic Stress Injuries for Public Safety Officers

There is a lack of research dedicated to understanding post-traumatic stress injuries among public safety officers. This limits our ability to effectively support those who keep us safe. To address this knowledge gap, the Government proposes to provide $20 million over five years, beginning in 2018-19, to support a new national research consortium between the Canadian Institutes of Health Research and the Canadian Institute for Public Safety Research and Treatment. This new consortium will work to address the incidence of post-traumatic stress injuries among public safety officers.

Advancement	209

Access to mental health supports can be particularly hard to attain for public safety officers in rural and remote areas. The Government proposes to invest $10 million over 5 years, starting in 2018-19, for Public Safety Canada to work with the Canadian Institute for Public Safety Research and Treatment to develop an Internet-based Cognitive Behavioural Therapy pilot as a means of providing greater access to care and treatment for public safety officers across Canada.

Supporting Mental Health for RCMP Police Officers

The Government is also committed to supporting the mental health and resilience of the RCMP so that it can continue to serve Canadians each and every day. To this end, the Government proposes to provide the RCMP with $21.4 million over five years, starting in 2018-19, to support the mental health needs of its officers.

Further Improving Mental Health Supports for Inmates

Through Budget 2017, the Government took an important step towards the goal of ensuring that offenders with mental health needs in federal correctional facilities receive the appropriate level of care. Challenges remain, however, in meeting the complex and varied needs of offenders, including for women inmates in federal corrections, whose numbers have grown by approximately 30 per cent over the last 10 years. Budget 2018 builds on the investments made in Budget 2017, proposing $20.4 million over five years, beginning in 2018–19, and $5.6 million per year ongoing, for the Correctional Service of Canada to further support the mental health needs of federal inmates. Funds would largely be targeted towards providing enhanced mental health supports for women in federal correctional facilities across Canada.

Reopening the Penitentiary Farms at Joyceville and Collins Bay Institutions

To provide federal inmates with training opportunities to acquire new skills, while preparing for employment and successful reintegration and rehabilitation into the community, the Government proposes to invest $4.3 million over five years, beginning and 2018–19, to support the reopening of the Penitentiary Farms at the Joyceville and Collins Bay Institutions in Kingston, Ontario. The farms would be run by CORCAN, a key rehabilitation programming agency of the Correctional Service of Canada.

210	Chapter 4

Borders and Migration

As an open and welcoming country, and as a trading nation that relies on the free flow of goods and services across borders for its economic success, it’s important to all Canadians that we manage the integrity of Canada’s borders in a way that protects Canadians while encouraging cross-border economic activity. Budget 2018 puts forward a number of measures to help maintain this balance without compromising Canada’s reputation or the values of Canadians. This includes ensuring that individuals from abroad who come to work and contribute to the Canadian economy are protected from abuse. This work also includes measures to invest in Canada’s aviation security.

Strengthening the Canada Border Services Agency

The Canada Border Services Agency is responsible for managing Canada’s borders by enforcing laws governing trade and travel and aiding legitimate cross-border traffic, while stopping people and goods that pose a potential threat to Canada. The Canada Border Services Agency strives to maintain a high standard of service and has worked to improve processing times for the efficient and secure flow of travellers. The Government proposes to invest $85.5 million in 2018–19, to enable the Canada Border Services Agency to continue existing operations in support of the Agency’s mandate.

Irregular Migration: Managing the Border

The Government of Canada is committed to protecting the safety of Canadians and keeping our borders secure. At the same time, people seeking asylum must be treated with compassion and afforded due process under Canadian and international law, and in keeping with our values as an open and welcoming country. To that end, the Government proposes to provide $173.2 million to support security operations at the Canada-U.S. border and the processing of asylum claimants arriving in 2018–19. Funding would be used to manage the increased number of people seeking asylum in Canada this year, many of whom arrive with their families seeking quick, safe and compassionate processing. Funds would be used to provide short-term processing and security screening supports at the border, as well as to support decision-making capacity for the Immigration and Refugee Board.

Advancement	211

Safeguarding Canadians With an Enhanced Passenger Protect Program

The Passenger Protect Program works with air carriers to screen commercial passenger flights to, from and within Canada in order to protect safety at home and abroad. While the program is an important element of Canada’s national security framework, the Government has heard the concerns of families unfairly impacted by the program. The issue of children being unfairly targeted and encountering travel delays has been a source of particular frustration for parents. In response, the Government proposes to enhance the Passenger Protect Program with investments of $81.4 million over five years, starting in 2018–19, and $14.0 million per year ongoing, for the Canada Border Services Agency, Public Safety Canada and Transport Canada. These investments will be used to develop a rigorous centralized screening model and establish a redress mechanism for legitimate air travellers who are affected by the program. The enhanced program will help ensure that privacy and fairness concerns are addressed, while keeping Canadians safe.

Protecting Air Travellers

To ensure consistent and effective security screening of travellers and workers, the Government proposes to provide $236.4 million in 2018–19, with $2.4 million in remaining amortization, to the Canadian Air Transport Security Authority (CATSA). This funding will also allow CATSA to add new lanes for U.S. Pre-clearance of passengers at the Billy Bishop Toronto City Airport and the Quebec City Jean Lesage International Airport.

Protecting Temporary Foreign Workers

The Temporary Foreign Worker Program and the International Mobility Program are Canada’s two programs that govern the entry of temporary foreign workers. Canada has an obligation to ensure these workers, who contribute to the labour market by providing the skills and expertise employers need when qualified Canadian workers are unavailable, are aware of their rights and are protected from abuse. The Government proposes to provide $194.1 million over five years, beginning in 2018–19, and $33.19 million per year ongoing, to ensure the rights of temporary foreign workers in Canada are protected and enforced through a robust compliance regime. Funding will support unannounced inspections under the Temporary Foreign Worker Program, the continued implementation of the International Mobility Program compliance regime, and the ongoing collection of labour market information related to open work permits.

In addition, the Government proposes to invest $3.4 million over two years, beginning in 2018–19, from Employment and Social Development Canada’s existing resources to establish, on a pilot basis, a network of support organizations for temporary foreign workers dealing with potential abuse by their employers. This network would support these workers in reporting wrongdoing and provide information on their rights to temporarily remain and work in Canada free from harassment and abuse.

212	Chapter 4

Chapter 4—Advancement

millions of dollars

	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	Total

4.1 Canada’s Natural Legacy
Protecting Canada’s Nature, Parks and Wild Spaces	0	97	218	240	367	423	1,346
Protecting Marine Life	0	30	34	34	34	35	167
Less: Funds Sourced from Existing Departmental Resources	0	-10	-11	-10	-10	-9	-51
Establishing Better Rules to Protect the Environment and Grow the Economy	0	125	193	236	233	231	1,018
Less: Costs to be Recovered	0	-9	-12	-12	-12	-11	-56
Less: Funds Sourced from Existing Departmental Resources	0	-0.4	-0.4	-0.4	-0.1	-0.1	-2
Pricing Carbon Pollution and Supporting Clean Growth	15	32	28	25	24	4	129
Less: Funds existing in the Fiscal Framework	-14	-30	-25	-23	-21	-4	-118
Less: Funds Sourced from Existing Departmental Resources	-1	-3	-3	-3	-3	0	-12
Less: Year-over-year Reallocation of Funding	0	0	0	0	-4	4	0
Adapting Canada’s Weather and Water Services to Climate Change	0	15	23	28	29	25	120
Extending Tax Support for Clean Energy	0	0	3	20	40	60	123

4.1 Canada’s Natural Legacy Total	0	249	448	534	677	758	2,666

4.2 Canada and the World

Additional Support for the Feminist International Assistance Policy	0	200	300	400	500	600	2,000
Less: Year-over-year Reallocation of Funding	0	-40	27	0	0	13	0
Protecting Vulnerable Women and Girls	0	10	8	1	1	1	20
Implementing the 2030 Agenda for Sustainable Development	0	8	8	8	8	8	42
Less: Funds Sourced from Existing Departmental Resources	0	-5	-5	-5	-5	-5	-23
4.2 Canada and the World Total	0	174	338	405	505	618	2,039

4.3 Upholding Shared Values

Addressing the Opioid Crisis	0	165	24	16	14	12	231
A Community-Based Approach to Dementia	0	4	4	4	4	4	20
Supporting a Healthy Seniors Pilot Project in New Brunswick	0	75	0	0	0	0	75
Support for Canadians Impacted by Autism Spectrum Disorder	0	5	4	4	4	4	20
Renewing and Enhancing the Federal Tobacco Control Strategy	0	11	16	18	18	18	81
Tobacco Taxation	-30	-375	-350	-165	-240	-310	-1,470
Cannabis Taxation	0	-35	-100	-135	-200	-220	-690

Advancement	213

Chapter 4—Advancement

millions of dollars

	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	Total

Cannabis Public Education	0	18	16	16	16	16	83
Support for Canada’s Veterans	4,158	-84	-104	-138	-129	-127	3,575
Foregone Revenues	0	0	15	20	20	25	80
Cemetery and Grave Maintenance	0	5	5	5	5	5	24
Better Services for Veterans	0	21	21	0	0	0	43
Supporting Canada’s Official Languages	0	47	84	90	89	91	400
Strengthening Multiculturalism and Addressing the Challenges Faced by Black Canadians	0	17	17	5	2	2	42
Investing in Canadian Content	0	15	29	43	43	43	172
Supporting Local Journalism	0	10	10	10	10	10	50
More Women and Girls in Sport	0	10	10	10	0	0	30
Supporting ParticiPACTION	0	5	5	5	5	5	25
Supporting Special Olympics	0	3	3	4	4	2	16
Revitalizing National Capital Commission Assets	0	3	6	2	2	2	14
A New Partnership Between Library and Archives Canada and the Ottawa Public Library	0	0	0	0	1	0	1
Less: Funds Sourced from Existing Departmental Resources	-1	0	0	0	0	0	-1
Supporting the Canadian Museum for Human Rights	0	4	8	8	6	7	33
A New Process for Federal Election Leaders’ Debates	0	1	5	0	0	0	6
Upholding the Integrity of Canada’s Elections	0	1	2	2	2	2	7
Renewing and Modernizing Statistics Canada	-3	15	14	12	8	10	56
Less: Funds Sourced from Existing Departmental Resources	0	-2	-3	-2	-2	-3	-12
2021 Census of Population and Census of Agriculture	0	37	72	177	387	75	748
Less: Reduction in Departmental Funding	0	0	0	-17	-17	-17	-52
Improving Client Services at the Canada Revenue Agency	0	33	38	49	49	36	206
Stabilizing and Future Transformation of the Federal Government’s Pay Administration (Phoenix)	88	301	35	12	8	8	453
Predictable Funding for Employment Insurance Service Delivery	0	30	30	30	0	0	90
Less: Projected Revenues	0	-4	-11	-12	-12	-13	-52
Employment Insurance Call Centre Accessibility	0	43	43	43	0	0	128
Less: Projected Revenues	0	-6	-16	-17	-17	-18	-74
4.3 Upholding Shared Values Total	4,212	373	-69	97	76	-334	4,355

214	Chapter 4

Chapter 4—Advancement

millions of dollars

	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	Total
4.4 Security and Access to Justice
Expanding Unified Family Courts	0	0	18	19	20	20	77
Strengthening the Canadian Judiciary	0	6	6	3	4	4	23
Supporting Canada’s Courts System	0	7	11	11	11	12	52
Enhancing Canadians’ Access to Justice	0	5	2	2	2	2	13
Addressing Demand for Immigration and Refugee Legal Aid	0	13	0	0	0	0	13
National Human Trafficking Hotline	0	3	3	3	3	3	14
Taking Action to Prevent and Address Gender-Based Violence, Harassment and Discrimination	0	14	16	17	18	21	86
Ensuring a Workplace Free of Violence and Harassment	0	6	7	7	7	7	35
Providing Legal Support to Victims of Sexual Harassment in the Workplace	0	8	11	11	11	11	50
Improving Support for Sexual Assault Crisis Centres on Campuses	0	1	1	1	1	1	6
Addressing “Unfounded” Cases of Sexual Assault and Better Supporting Victims	0	2	2	2	2	2	10
A Strong Sanctions Regime	0	5	4	4	4	4	22
Ensuring Security and Prosperity in the Digital Age	0	67	91	112	115	122	508
Enabling Digital Services to Canadians	0	222	385	437	399	425	1,867
Less: Funds Sourced from Existing Departmental Resources	0	-100	-200	-300	-300	-300	-1,200
Enhancing the Security of Taxpayer Information	0	7	6	6	6	5	30
Investment Canada Act—National Security Review of Foreign Investments	0	1	0	0	0	0	1
Supporting RCMP Frontline Operations	0	100	8	10	12	12	140
Taking Action Against Guns and Gangs	0	30	40	71	87	100	328
Preserving Canada’s Foreign Signals Intelligence Capability	0	0	0	53	55	57	165
Critical Infrastructure Security	0	1	0	0	0	0	1
Support for the Correctional Service of Canada and the Office of the Correctional Investigator of Canada	0	75	1	1	1	1	78
Supporting Those That Keep Our Communities Safe	0	8	11	11	11	11	51
Further Improving Mental Health Supports for Inmates	0	3	3	4	5	6	20

Advancement	215

Chapter 4—Advancement

millions of dollars

	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	Total

Reopening the Penitentiary Farms at Joyceville and Collins Bay Institutions	0	2	1	0	0	0	4
Less: Funds Sourced from Existing Departmental Resources	0	0	0	0	0	0	-1
Strengthening the Canada Border Services Agency	0	85	0	0	0	0	85
Irregular Migration: Managing the Border	0	116	57	0	0	0	173
Safeguarding Canadians With an Enhanced Passenger Protect Program	0	8	16	15	20	22	81
Protecting Air Travellers	0	236	0	0	0	0	238
Protecting Temporary Foreign Workers	0	45	42	42	35	34	198
Less: Funds Sourced from Existing Departmental Resources	0	-2	-2	0	0	0	-3

4.4 Security and Access to Justice Total	0	973	543	543	528	580	3,167

Chapter 4—Net Fiscal Impact	4,212	1,768	1,261	1,579	1,786	1,622	12,229
Less: Provision for Future Investments in Critical Programs and Services Included in 2017 Fall Economic Statement	0	0	0	-300	-600	-1,000	-1,900

Chapter 4—Net Fiscal Impact	4,212	1,769	1,261	1,279	1,186	622	10,329
[1]

Public sector accounting standards require that the present value of all increased future benefits to eligible veterans for past service be recognized up front. In addition, when amending benefits, accounting standards require the immediate recognition of certain past actuarial gains and losses that would have otherwise been amortized to expense in future years. The fiscal impact of accelerated amortization is temporary, and results in net fiscal savings shown in years 2018–19 to 2022–23. The ongoing cost of the Pension for Life proposal is estimated at $112 million.

216	Chapter 4

Budget 2018’s Gender Results Framework

Gender equality benefits us all. Women in the workforce have been one of the most powerful sources of economic growth in recent decades, helping strengthen the economy. In fact, over the last 40 years, more women in the workforce has accounted for about a third of Canada’s real gross domestic product (GDP) per capita growth.

“Gender equality is not only an issue for women and girls. All of us benefit when women and girls have the same opportunities as men and boys—and it’s on all of us to make that a reality.”

–The Rt. Hon. Justin Trudeau,

Prime Minister of Canada

Equality	217

Having more women in the workforce has driven economic growth, boosted family incomes, and helped families join the middle class.

Yet there are still too many missed opportunities caused by gender gaps in a number of areas, including education and career options, full participation in the economy, and leadership. While these gaps are the result of many factors, taking action to address them is not just the right thing to do, it is the smart thing to do to strengthen the middle-class and grow Canada’s economy.

RBC Economics estimates that if men and women participated equally in the workforce, Canada’s GDP could be boosted by as much as 4 per cent, and could partially offset the expected effects of an aging population.

The Government recognizes the critical role that gender equality has in building a strong economy that works for everyone. Budgets are about making choices with limited resources. Gender budgeting is a conscious effort to understand how decisions affect different people differently, with a view to allocating government resources more equitably and efficiently. This is why gender budgeting matters. Through the deliberate and more consistent use of Gender-based Analysis Plus (GBA+), the Government is able to make evidence-based policy decisions that benefit all Canadians.

218	Chapter 5

Building on Canada’s first ever Gender Statement in Budget 2017, the Government is introducing a new Gender Results Framework—a whole-of-government tool to track how Canada is currently performing, to help define what is needed to achieve greater equality and to determine how progress will be measured going forward. The framework reflects this government’s priorities for gender equality, highlighting the key issues that matter most. This chapter presents the details of this results framework and outlines how the Government’s plan is helping ensure that everyone has a real and fair chance at success. It also presents additional measures to strengthen the Government’s ability to conduct further GBA+ and gender budgeting in the future.

The Government also recognizes that identities are complex. Not all women experience inequality, and not all men experience privilege. Binary notions of gender do not work for all Canadians, and race, class, sexuality, and ability—among other facets—all intersect to profoundly impact how gender is experienced in daily life. The Government acknowledges that this budget—though ambitious—does not solve all complex inequalities, but it is an important step forward in data, analysis and resources.

Canada’s Commitment to Gender Budgeting

From the time the Government took office, it has been working to ensure GBA+ is applied comprehensively to all aspects of policy development and decision-making, and strengthening the quality of GBA+ with better data and the full consideration of impacts across a range of intersectional lenses.

With Budget 2018, Canada sets a new standard of gender budgeting as a core pillar of budget-making—legislating higher standards and making meaningful investments toward greater gender equality underpinned by clear objectives and strong evidence. This builds on Budget 2017’s first ever Gender Statement by better integrating gender in the budget priority-setting process, and strengthening the use of GBA+ in decision-making.

Going forward, the Government is committed to adopting a comprehensive and permanent approach to gender budgeting:

•

The Government will ask the Standing Committee on Procedure and House Affairs to examine making it a requirement that when any Minister of Finance tables a Budget in the House of Commons, a GBA+ analysis of the budget documents must be tabled concurrently.

•

Budget 2018 and future budgets under this Government will be guided by the new Gender Results Framework with its six pillars of i) Education and Skills Development, ii) Economic Participation and Prosperity, iii) Leadership and Democratic Participation, iv) Gender-Based Violence and Access to Justice, v) Poverty Reduction, Health and Well-Being, and vi) Gender Equality Around the World. The framework will outline meaningful indicators under each pillar to track success or failure.

Equality	219

•	Robust analysis will be supported by new investments to strengthen gender and diversity data.

•

The Government will introduce new GBA+ legislation to enshrine gender budgeting in the federal government’s budgetary and financial management processes, extending the reach of GBA+ to examine tax expenditures, federal transfers and the existing spending base, including the Estimates.

To conduct robust GBA+, access to gender-disaggregated data and intersecting factors is essential. This means not only data on men and women, but also data on gender-diverse people. The Government recognizes that this is a key challenge and will be investing in the collection and tracking of gender and diversity data.

To strengthen Canada’s ongoing capacity to apply the gender and diversity lens, the Government will make Status of Women Canada an official Department of the Government of Canada by introducing departmental legislation that solidifies and formalizes the important roles of Status of Women and its Minister.

220	Chapter 5

Canada’s Gender Results Framework Canada’s economic future depends on people having equal opportunity to reach their full potential, regardless of gender. Gender Equality Goals for Canada
Education and Skills Development

Equal opportunities and diversified paths in education and skills development

•    More diversified educational paths and career choices

•    Reduced gender gaps in reading and numeracy skills among youth, including Indigenous youth

•    Equal lifelong learning opportunities for adults

Economic Participation and Prosperity

Equal and full participation in the economy

•    Increased labour market opportunities for women, especially women in underrepresented groups

•    Reduced gender wage gap

•    Increased full-time employment of women

•    Equal sharing of parenting roles and family responsibilities

•    Better gender balance across occupations

•    More women in higher-quality jobs, such as permanent and well-paid jobs

Leadership and Democratic Participation

Gender equality in leadership roles and at all levels of decision-making

•    More women in senior management positions, and more diversity in senior leadership positions

•    Increased opportunities for women to start and grow their businesses, and succeed on a global scale

•    More company board seats held by women, and more diversity on company boards

•    Greater representation of women and underrepresented groups in elected office and ministerial positions in national and sub-national governments

•    Increased representation of women and underrepresented groups in the judicial system

Gender-Based Violence and Access to Justice

Eliminating gender-based violence and harassment, and promoting security of the person and access to justice

•    Workplaces are harassment free

•    Fewer women are victims of intimate partner violence and sexual assault

•    Fewer victims of childhood maltreatment

•    Fewer women killed by an intimate partner

•    Increased police reporting of violent crimes

•    Fewer Indigenous women and girls are victims of violence

•    Increased accountability and responsiveness of the Canadian justice system

Poverty Reduction, Health and Well-Being

Reduced poverty and improved health outcomes

•    Fewer vulnerable individuals living in poverty

•    Fewer women and children living in food-insecure households

•    Fewer vulnerable individuals lacking stable, safe and permanent housing

•    Child and spousal support orders enforced

•    More years in good health

•    Improved mental health

•    Improved access to contraception for young people and reduced adolescent birth rate

Gender Equality Around the World

Promoting gender equality to build a more peaceful, inclusive, rules-based and prosperous world

•    Feminist international approach to all policies and programs, including diplomacy, trade, security and development

The Gender Results Framework is aligned with the Government of Canada’s policy of GBA+, ensuring that gender is considered in relation to other intersecting identity factors. Wherever possible, and with a view to collecting better data, intersecting identity factors will be considered in the above indicators.

Equality	221

Canada’s Gender Results Framework

Education and Skills Development

Focus Areas and Indicators

More diversified educational paths and career choices

•   Proportion of post-secondary qualification holders who are women, by field of study and qualification type

•    Proportion of post-secondary students who are women, by field of study and credential type

•    High school completion rate, by gender and for underrepresented groups (including Indigenous Peoples)

Reduced gender gaps in reading and numeracy skills among youth, including Indigenous youth

•    High school reading and mathematics test scores, by gender, including those for Indigenous Peoples (based on Programme for International Student Assessment)

Equal lifelong learning opportunities for adults

•    Adults’ literacy and numeracy test scores, by gender (based on Programme for the International Assessment of Adult Competencies)

Why This Matters

•	The knowledge-based economy demands a skilled, adaptable and diversified workforce to support Canada’s competitiveness and prosperity.

•

All Canadians should have the opportunity to make choices about their education based on their interests, aptitudes and economic goals without being constrained by gender-related expectations or prejudices.

Progress and Challenges

Canadian women and men are among the most educated in the world—ranking first among Organisation for Economic Co-operation and Development (OECD) countries in Post-Secondary Education by population. Women have made important headway, with about three-quarters of those aged 25 to 34 having completed college or university, compared to two-thirds of men of the same age. Higher levels of education among women have translated into higher wages. However, important gaps remain in both workforce participation and earnings. This partly reflects the different fields of study that women and men have pursued, and these choices are often skewed by established norms and institutional barriers formed around gender roles and identities.

222	Chapter 5

Young men account for two-thirds of post-secondary graduates in Science, Technology, Engineering and Mathematics (STEM). The difference is even greater in engineering and computer science, as well as the large majority of the skilled trades. In contrast, young women continue to make up three-quarters of enrolments and graduates in health care (such as nursing and pharmacy programs) and education.

Gender segregation in education has led to less gender diversity across occupations and has limited career opportunities for women.

Lifelong skills training and development is essential to prepare Canadians for the jobs of tomorrow and to address challenges such as the changing nature of work and disruptive technologies. A high school diploma has become essential. Canada does well in terms of high school completion rates, but certain groups of young people are in danger of being left behind, including Indigenous men, and men with disabilities. In general, boys are less likely than girls to graduate high school.

Equality	223

The Government’s Plan for Education and Skills Development

Results to Date

•   Approximately one million students—half of whom are expected to be girls and young women—will learn digital skills through CanCode.

•   About one million youth per year—with an increasing focus on girls and Indigenous youth—are encouraged to pursue interests and careers in Science, Technology, Engineering and Mathematics (STEM) through PromoScience-funded organizations.

•   Approximately 40,000 women with children receive Canada Student Loan Program support each year and are able to afford post-secondary education due to enhancements to Canada Student Loans and Grants.

Budget 2018 Actions

•   Improving diversity in the research community through investments in the granting councils, data collection initiatives, early career researchers and new gender equity planning.

•   Increasing women’s representation in male-dominated trades through the Apprenticeship Incentive Grant for Women and the Pre-Apprenticeship Program.

•   Promoting equal access to training and jobs for Indigenous women through the Indigenous Skills and Employment Training Program.

•   Helping women and underrepresented groups make informed career decisions by improving the quality of career information and program results

224	Chapter 5

Canada’s Gender Results Framework

Economic Participation and Prosperity

Focus Areas and Indicators

Increased labour market opportunities for women, especially women in underrepresented groups

•   Labour force participation rate, by gender (including recent immigrants)

•   Employment rate, by gender (including recent immigrants)

Reduced gender wage gap

•   Gender gap in median hourly wages

•   Gender gap in median annual employment income

Increased full-time employment of women

•   Proportion of workers in full-time jobs, by gender

Equal sharing of parenting roles and family responsibilities

•   Proportion of time spent on informal domestic and care work, by gender

•   Number of children in regulated child care spaces and/or early learning programs and/or benefitting from subsidies

•   Proportion of annual household income spent on child care, by economic family type

Better gender balance across occupations

•   Proportion of occupational group who are women, including recent immigrants

More women in higher-quality jobs, such as permanent and well-paid jobs

•   Proportion of persons employed in temporary, involuntary part-time, or low-wage jobs, by gender

Why This Matters

•	Every Canadian should have the opportunity to reach their full potential, contributing to, and benefitting from a strong growing economy.

•	Advancing women’s economic participation will drive economic growth, while boosting the income of Canadian families.

•	Economic independence means greater financial security of individuals and their families, helping people exercise control over their lives.

Progress and Challenges

The increasing number of women in the economy has been an important source of economic growth in Canada. Today, almost two-thirds of women aged 15 and over are in the labour force—more than ever before—compared with less than half in the late 1970s.

Equality	225

However, the overall labour force participation of women continues to lag that of men by about 10 percentage points. Beginning in 2000, progress toward gender equality in labour force participation stalled. Women continue to face unique barriers to entering and staying in the workforce. The impact of parenthood on work is still very different for women and men, reflecting an uneven sharing of care responsibilities, as well as gaps in child care and work-life balance opportunities.

Particular groups of women often face additional barriers. Immigrant women tend to have lower employment rates than Canadian-born women and this is the case even for immigrant women with higher educational attainment. It takes longer for immigrant women than immigrant men to integrate into the workforce, and immigrant women are less likely to be employed in positions that match their education. Recognition of education and skills is a frequent challenge faced by newcomers to Canada.

Reaching higher overall labour force participation rates for women requires an understanding of the different needs of these more vulnerable groups, such as single parents, older women, women with disabilities, immigrant women, women members of visible minorities, LGBTQ2, and Indigenous women.

Women in Canada earn on average 31 per cent less than men on an annual basis. Some of the complex causes of the persistent gender wage gap include a gender-segregated labour market, persistent social norms that place additional care and family responsibilities on women, and the higher representation of women in lower-wage jobs.

226	Chapter 5

Women are overrepresented in part-time, temporary and lower-wage jobs, most of which provide fewer non-wage benefits and limited opportunities for advancement. Even after accounting for differences in hours worked, the median gender wage gap remains at 12 per cent. This gap is also particularly relevant to difficult decisions that many women must make between child care and paid employment. Caring responsibilities—for child-rearing and caring for aging or family members with disabilities—tend to fall to women. According to Statistics Canada’s General Social Survey, women devote 4 hours a day to unpaid work, compared to 3 hours for men in 2015. This can lead to more time off and make women more likely to work shorter hours, which can translate into lower income, which in turn affects parental leave, Employment Insurance benefits, as well as pensions and savings.

Occupational segregation between genders remains a real challenge to economic equality and is a major factor in the gender wage gap. In 2017, women accounted for 23 per cent of workers in natural and applied sciences (which include scientists and engineers), yet represented 80 per cent of the workforce in health occupations. Such segregation reflects a lack of diversified educational paths and is embedded in social norms about traditional gender roles in the workplace. The prevalence of men in highly paid occupations is also due to many other factors, including gender biases in the workplace, and work environments that do not accommodate flexibility for caregiving.

Equality	227

The Government’s Plan for Economic Participation and Prosperity

Results to Date

•   The Multilateral Early Learning and Child Care Framework will increase the availability of affordable day care spaces, allowing more low-and modest-income mothers to enter and remain in the labour market.

•   Parents can now claim up to 18 months of parental leave.

•   Workers can also get Employment Insurance when they need to take care of an ill family member.

•   All federally regulated employees have the right to request flexible work arrangements, a right that particularly helps working parents balance work and family life.

Budget 2018 Actions

•   Supporting a more equal distribution of child care within the home through a new EI Parental Sharing Benefit.

•   Committing to move forward with a proactive Pay Equity regime, including new pay transparency requirements in the federally regulated sector.

•   Helping visible minority newcomer women in Canada get into and staying in the workforce.

•   Collecting data and undertaking research and policy work associated with the Gender Results Framework.

228	Chapter 5

Canada’s Gender Results Framework

Leadership and Democratic Participation

Focus Areas and Indicators

More women in senior management positions, and more diversity in senior leadership positions

•   Proportion of employees in management positions who are women (including intersecting identities), by management level

Increased opportunities for women to start and grow their business, and succeed on a global scale

•   Proportion of businesses majority-owned by women (including intersecting identities), by business size, including small and medium-sized enterprises (SMEs)

More company board seats held by women, and more diversity on company boards

•   Proportion of board members who are women (including intersecting identities), by type of board

Greater representation of women and underrepresented groups in elected office and ministerial positions in national and sub-national governments

•   Proportion of seats held by women (including intersecting identities) in national Parliament

•   Proportion of seats held by women (including intersecting identities) in local governments (provincial, territorial, municipal, First Nations Band Councils)

•   Proportion of ministerial positions held by women (including intersecting identities) in federal-provincial-territorial governments and Chiefs in First Nations communities who are women

Increased representation of women and underrepresented groups in the judicial system

•   Proportion of federally appointed judges (federal and provincial courts) who are women (including intersecting identities)

•   Proportion of law enforcement, security and intelligence officers who are women (including intersecting identities), by rank

Why This Matters

•	A more balanced distribution of men and women at all levels of decision-making is essential to a fair and democratic society. It also leads to better decision-making.

•	Gender equality and diversity in positions of leadership is associated with better management, increased availability of skilled employees, stronger employee engagement and higher productivity.

Equality	229

Progress and Challenges

While there are more women in decision-making positions today, including entrepreneurs, senior managers and political positions, women continue to face barriers to advancement in leadership roles.

Although progress has been made in women’s entrepreneurship, gender gaps persist. The number of private businesses majority-owned by women in the small and medium sized enterprise landscape has grown in Canada, and women in Canada are more involved in business start-ups than in most other OECD countries. However, women remain underrepresented as business owners, with fewer than one in six small and medium-sized businesses majority-owned by women. Notably, women entrepreneurs are less likely than men entrepreneurs to seek to grow their businesses and are less likely to export.

Canada’s diversity is vastly underrepresented in top corporate positions, including women, Indigenous Peoples, people with disabilities, members of visible minorities and LGBTQ2 individuals. Today, women represent just under one-third of senior managers, with most of the progress over the last 30 years being limited to the public sector. Only one in five company board seats at Financial Post 500 companies is held by a woman, and only one in 20 chief executive officers is a woman. In an effort to bring greater diversity to corporate boards and senior management ranks, the Government introduced Bill C-25, an Act to amend the Canada Business Corporations Act.

Currently there are three men for every one woman among the top 10 per cent of income earners and eight men for every one woman among the top 0.1 per cent of income earners. Increasing the representation of women in corporate leadership positions would have a large impact on the gender wage gap. A study by Nicole M. Fortin, Brian Bell and Michael Boehn has shown that achieving a more balanced distribution of women and men in top jobs could reduce the gender wage gap by almost half.

230	Chapter 5

In political life, women make up less than one-third of elected officials, although important variations exist across jurisdictions. The introduction of Canada’s first gender-balanced Cabinet in 2015 was an important step, but women still make up only one-quarter of Members of Parliament. In this respect, Canada falls short compared with many OECD countries, ranking 16th out of 35 OECD countries in the percentage of women parliamentarians. Moreover, LGBTQ2 women, women members of visible minorities, persons with disabilities and Indigenous women are underrepresented in the House of Commons. At the municipal level, women are most underrepresented as mayors, accounting for only 18 per cent of mayors across Canada, compared with 28 per cent of city councillors (excluding the Territories).

Greater gender balance and diversity in the judicial system allows the system to be more responsive to the differing needs and situations of Canadians. Progress has been made in the number of women working in the judicial system, and gender gaps are narrower. The proportion of women who are judges has increased over time. Today, roughly 39 per cent of superior court judges are women.

Diversification is also key to equity in policing. In terms of law enforcement, particularly in the Royal Canadian Mounted Police, the number of women recruits has been stable, but there have been increases in the representation of women at various levels of promotion, including Commanding Officers.

Equality	231

The Government’s Plan for Equality in Leadership and Democratic Participation

Results to Date

•   Canada introduced its first gender-balanced Cabinet in 2015.

•   Implemented an open, transparent and merit-based approach to selecting candidates for Governor-in-Council (GIC) positions.

•   Increased focus and support for women starting and growing their own business—the Business Development Bank of Canada has authorized a total of $912 million in financing to majority women-owned firms since 2015.

•   Introduced Bill C-25, aimed at increasing diversity on corporate boards and in senior management ranks under the Canada Business Corporations Act.

Budget 2018 Actions

•   Helping women entrepreneurs grow their businesses with access to financing, talent, networks and expertise, through the new Women Entrepreneurship Strategy.

•   Supporting the advancement of women in senior positions by publicly recognizing corporations that are committed to promoting women to senior management positions and boards of directors.

•   Supporting Members of Parliament who have young children by improving work-life balance and providing designated child care spaces.

•   Enhancing diversity of the judiciary so it better represents Canadian society.

•   Supporting the women’s movement by increasing funding for the Women’s Program to support more initiatives that build the capacity of equality-seeking organizations, reduce gender inequality in Canada, and promote a fairer and more productive society.

•   Engaging Canadians on the benefits of gender equality by hosting a national roundtable on GBA+, leading a national conversation on gender equality with young Canadians, and developing a men and boys strategy in recognition of the fact that men and boys are part of the solution to issues of equality.

232	Chapter 5

Canada’s Gender Results Framework

Gender-Based Violence and Access to Justice

Focus Areas and Indicators

Workplaces are harassment free

•  Proportion of employees who self-report being harassed in the workplace, by gender

Fewer women are victims of intimate partner violence and sexual assault

•   Proportion of women and girls aged 15 years and older subjected to physical, sexual or psychological violence by a current or former intimate partner

•   Proportion of population who self-reported being sexually assaulted, since age 15, by gender

Fewer victims of childhood maltreatment

•   Proportion of population who self-reported childhood maltreatment (before age 15), by type of maltreatment and by gender

Fewer women killed by an intimate partner

•   Homicide rate, by relationship to the perpetrator and by gender

Increased police reporting of violent crimes

•   Proportion of self-reported incidents of violent crime reported to police, past 12 months, by type of crime and by gender

Fewer Indigenous women and girls are victims of violence

•   Proportion of Indigenous women and girls subjected to physical, sexual or psychological violence, by Indigenous identity

Increased accountability and responsiveness of the Canadian criminal justice system

•   Proportion of sexual assaults reported to police that are deemed “unfounded”

Why This Matters

•	Violence can have impacts on a person’s physical, mental, sexual and reproductive health, which can span generations.

•	Access to and confidence in the criminal justice system is foundational to Canadian society.

•	Discrimination, harassment and sexual violence in the workplace can have profound negative effects on health and safety, absenteeism and decreasing productivity.

Equality	233

Progress and Challenges

There are important conversations happening in Canada and around the world regarding issues of discrimination, harassment and gender-based violence. Movements like #MeToo and #TimesUp have shed light on situations and behaviours that simply do not belong in our society.

A recent consultation by Employment and Social Development Canada on harassment and sexual violence in the workplace found that nearly one-third of women in Canada have experienced some form of sexual harassment at work. Yet most do not report harassment, often due to fear of retaliation or lack of confidence that reports will be dealt with effectively. Empowering people to tell their stories secure in the knowledge that they will be heard, believed and respected is a necessary step—but real action on the part of employers, governments and other actors is also needed to ensure that the next generation does not face the same challenges.

Gender-based violence can take many forms and includes any act of violence or abuse that can result in physical, sexual or psychological harm or suffering.

Data show that some populations are particularly vulnerable to gender-based violence, including Indigenous women, women with a cognitive or mental health-related disability, those living in northern, rural and remote communities, and LGBTQ2 individuals. For example, research by the Native Women’s Association of Canada suggests that approximately 4,000 Indigenous women were murdered or went missing between 1980 and 2012. Furthermore, while Indigenous women make up only 5 per cent of the female population in Canada, they account for 24 per cent of all victims of homicide in 2015.

Childhood maltreatment is a powerful predictor of future victimization. People who are physically and/or sexually abused as children are twice as likely to be victims of gender-based violence later in life. While men are about 1.5 times more likely than women to report having been victims of physical abuse as children, women are three times more likely to have been sexually victimized as children.

234	Chapter 5

Of all sexual assault incidents reported in Canada, nearly half (47 per cent) were committed against women aged 15 to 24, and it is estimated that as many as one in four women experience sexual assault while attending a post-secondary institution. Although most Canadian post-secondary institutions have established policies to prevent and address sexual violence on campus, and some jurisdictions have legislation that makes such policies a requirement, a recent report card issued by “Our Turn”, a national, student-led movement aimed at addressing sexual violence on campuses, gave a score of C or lower to eight of 14 universities surveyed.

Underreporting of gender-based violence to the police remains a serious issue. According to victims of self-reported violence, only 5 per cent of sexual assaults come to the attention of police, a number that is much lower than for other types of violent crime. The belief that reporting a sexual assault will not lead to any charges against the perpetrator, fear about being re-victimized, and the stigma experienced by women who report sexual assault, may increase the likelihood of cases not being reported to the police.

Women are less likely than men to be victims of homicide, but they are more likely to be victims of homicide by intimate partners. New and improved data on intimate partner violence are being developed but, in general, intimate partner violence is consistently identified as the most common form of violence against women, both nationally and internationally. Beyond the long-lasting physical and emotional consequences for the victims, all Canadians are paying a high price for violence against women. Canadians collectively spend $8.4 billion each year to deal with the aftermath of spousal violence, according to Department of Justice Canada estimates.

Equality	235

The Government’s Plan to Address Gender-Based Violence and Access to Justice

Results to Date

•   Launched Canada’s Strategy to Prevent and Address Gender-Based Violence, which includes undertaking data collection and research in priority areas.

•   Increased funding for shelters and transition housing for individuals fleeing family violence.

•   Launched the National Inquiry into Missing and Murdered Indigenous Women.

•   Enhanced support for victims of sexual harassment in the workplace.

•   Updated the Canadian Human Rights Act and Criminal Code to consider gender identity and gender expression a distinguishing feature of a person.

•   Improved gender balance of professionals in the justice system, including judges, with a view to ensuring that the system is more representative of Canadian society in order to better respond to the needs of Canadians.

Budget 2018 Actions

•   Addressing and preventing gender-based violence by expanding Canada’s Strategy to Prevent and Address Gender-Based Violence.

•   Combatting violence at home and in the workplace by protecting federally regulated employees from harassment and violence in the workplace and providing support to victims of family violence.

•   Addressing historical wrongs for LGBTQ2 individuals in the federal government.

•   Enhancing access to the family justice system for Canadian families by expanding the unified family courts system.

•   Supporting enhanced investigative capacity at the RCMP to address unfounded sexual assault cases.

•   Establishing a national hotline to combat human trafficking.

•   Increasing access to legal information and support for Canadian workers who experience sexual harassment in their workplace, and supporting outreach and awareness-raising on this issue.

•   Engaging stakeholders, including provinces and territories, in developing a harmonized national framework to ensure consistent, comprehensive and sustainable approaches to address gender-based violence at post-secondary institutions across the country.

236	Chapter 5

Canada’s Gender Results Framework

Poverty Reduction, Health and Well-Being

Focus Areas and Indicators

Fewer vulnerable individuals living in poverty

•   Prevalence of low income, by economic family type (including single-parent households) and by gender

Fewer women and children living in food-insecure households

•   Proportion of individuals living in households that are moderately or severely food insecure, by economic family type (including single-parent households) and by gender

Fewer vulnerable individuals lacking stable, safe and permanent housing

•   Proportion of the population in core housing need, by economic family type (including single-parent households) and by gender

Child and spousal support orders enforced

•   Collection rate, by type of beneficiary (child, spouse or both)

More years in good health

•   Leading causes of death (including suicide rate), by gender

•   Health-adjusted life expectancy at birth, by gender

•   Proportion of population that participated regularly in sport, by gender

Improved mental health

•   Proportion of adults who have high psychological well-being, by gender

Improved access to contraception for young people and reduced adolescent birth rate

•   Proportion of population aged 15-34 that did not use contraception among sexually active population not trying to conceive

•   Adolescent birth rate (aged 15-19) per 1,000 women in that age group

Why This Matters

•	Poverty is a challenge faced by men and women alike, but its effects can be different for women and girls, who are more likely to be victims of violence, to live alone and to suffer health problems.

•	Ensuring all members of our society have a real and fair chance at success is part of the Government’s plan to strengthen and grow the middle class.

Equality	237

Progress and Challenges

Poverty is a complex issue that ranges from being unable to afford basic necessities, such as healthy food and safe and permanent housing, to relative deprivation—being unable to afford things like access to the internet, and swimming lessons for children. Poverty is closely linked to issues of mental and physical health and well-being, which affect many Canadians on a day-to-day basis.

Canada is a prosperous country, but about one in 10 people are living in low-income families. Economic and social marginalization affects certain groups of people disproportionately, including women in particular.

Almost one in three single mothers are raising their children in poverty—negatively affecting their children’s health and outcomes in school, and often having lasting effects across generations. This is particularly true for Indigenous women, who are more likely to be single mothers.

Poverty also affects individuals differently. About 2.7 million Canadians, the majority of whom are women, live in households that have inadequate or insecure access to food. Food insecurity is more prevalent among households with children, particularly those headed by single mothers. Food insecurity leaves a significant mark on children’s well-being and puts them at greater risk of conditions such as asthma and depression.

238     Chapter 5

Poverty can also lead to inadequate, unaffordable and unsuitable housing, resulting in households that are in core housing need. Single mothers and senior women are particularly affected, as well as women living in the North and in Indigenous households. Gender-based violence is also a key contributor to women’s housing instability.

Emergency Shelter Use

•   In 2014, approximately 136,000 individuals used a shelter.

•   Shelter users are more likely to be men, with 72.4 per cent identifying as male, and 27.3 per cent identifying as female.

•   Individuals aged 25-49 continue to be the largest group of shelter users, at 52.7 per cent.

•   20 per cent of homeless individuals are youth aged 13-24.

•   Approximately 29.5 per cent identify as LGBTQ2.

On homelessness—the most extreme form of poverty—single adult men represent a large portion of this population in Canada. These individuals tend to suffer more from mental illness, addictions and disability.

The percentage of women in the homeless emergency shelter population is lower than men, but there is a lack of data on homeless women who are in shelters for survivors fleeing family violence and hidden homelessness. Indigenous Peoples are overrepresented among the homeless population in many urban centres in Canada. LGBTQ2 youth are also at higher risk of homelessness due to homophobia and transphobia in the home.

Poor health can contribute to poverty by preventing people from participating in education, training and work. Canada has enjoyed large gains in life expectancy over the past decades, thanks to improvements in living conditions and public health access, and progress in medical care. Women tend to live longer than men; however, they are less likely to do so in good health. In other words, women tend to suffer more from illness and health problems. Mental illness in particular can have a major impact on income security.

Based on Statistics Canada data, men are about three times more likely than women to die by suicide, but women are three to four times more likely to attempt suicide. LGBTQ2 people, particularly youth and transgender people, face higher rates of depression, anxiety, self-harm and suicidality.

Youth suicide is also a pressing issue for Indigenous youth.

Life expectancy tends to be below average for Indigenous Peoples. One study found that residents of Inuit Nunangat are expected to live nine years less than residents in the rest of Canada, reflecting self-inflicted injury, primarily at ages 15 to 24, and respiratory diseases often related to smoking-related diseases.

As teenage pregnancy is related to lower educational attainment, it can negatively affect labour force participation in the long term and in turn lead to poverty. While the adolescent birth rate in Canada has been steadily falling, it is higher than in many other OECD countries (Canada ranks 25th out of 34 countries in terms of births among 15-to-19 year olds).

Equality     239

The Government’s Plan for Reducing Poverty and Improving Health and Well-Being

Results to Date	Budget 2018 Actions

•   Nine out of 10 Canadian families are receiving more money under the Canada Child Benefit—particularly beneficial for low-income single mothers.

•   Increased Guaranteed Income Supplement payments of up to $947 per year are helping nearly 900,000 low-income seniors, 70 per cent of whom are women.

•   Restored the eligibility age for Old Age Security and Guaranteed Income Supplement benefits to 65, putting thousands of dollars back in the pockets of Canadians as they become seniors.

•   New National Housing Strategy that will support vulnerable populations—with at least 25 per cent of investments to support projects that target the unique needs of women and girls.

•   Greater funding to improve the health of First Nations and Inuit, including in services that are women-specific, such as maternal and child health.

•   Improving access to the Canada Child Benefit and other benefits for Indigenous Peoples living on reserves, in the North and in urban areas.

•   Improving access to and increasing support from the Canada Workers Benefit.

•   Improving the daily life of Indigenous Peoples with investments in housing, health and safe drinking water

•   Improving the quality of life of people with dementia and ensuring that caregivers have the support they need.

•   Moving towards an inclusive sport system by setting a target to achieve gender parity in sport by 2035 and increasing funding to support data and research, innovative practices to promote female participation in sport and provide support to national sports organizations to support the greater inclusion of women and girls in all facets of sport.

240     Chapter 5

Canada’s Gender Results Framework

Gender Equality Around the World

Focus Areas and Indicators

An international feminist agenda that advances Canada’s commitment to gender equality and women’s empowerment, including:

•   Increased and meaningful participation of women in peace and security efforts

•   More women in leadership and decision-making roles, and stronger women’s rights organizations

•   More women and girls have access to sexual and reproductive health services and their rights are promoted

•   More of Canada’s trade agreements include gender related provisions

•   More women have equitable access and control over the resources they need to build their own economic success and the economic success of their communities

•   Fewer people are victims of sexual and gender-based violence and sexual exploitation, including in conflict settings and online

•   More girls and women access quality education and skills training

Why This Matters

•

Canada is committed to eradicating poverty, and building a more peaceful, inclusive and prosperous world. The Government will invest in women’s empowerment and gender equality as the best ways to achieve these objectives, grounded in the Agenda 2030 for Sustainable Development.

•

Numerous studies tell us this is the right course. It has been estimated that achieving gender equality around the world could increase global GDP by $12 trillion over 10 years. And there are strong correlations between gender inequalities and extreme poverty.

•	For these reasons and more Canada is pursuing a feminist approach across all its international policies and programming, including diplomacy, trade, security, and development.

Progress and Challenges

Over the past three decades, the world has made impressive gains in reducing poverty. Sustained economic growth has led to higher incomes, broader access to goods and services, and a better standard of living for most of the world’s citizens. New technologies, including access to mobile phones and the internet, are generating economic opportunities, access to services, and opening new avenues for advocacy and the protection of human rights.

Equality     241

But not all these developments are universally positive nor has everyone benefitted equally. Millions of people continue to struggle in the face of persistent poverty and inequality, exacerbated by violent conflict and the effects of climate change.

Women and girls—whose voices and interests are too often ignored—are at a particular disadvantage. For instance, women are legally discriminated against in more than 150 countries. In some countries women also face restrictions when it comes to registering a business, inheriting property and owning land. An important part of making sure that women and girls are able to take full advantage of economic opportunities involves giving them control over their own sexual and reproductive health. In many countries, these opportunities and choices are limited by discriminatory laws and policies, inadequate services, and ongoing threats of sexual and gender-based violence and exploitation.

When women and girls are given equal opportunities to succeed, and where their rights are promoted and protected, they can be powerful agents of change—driving stronger economic growth, encouraging greater peace and cooperation, and improving the quality of life for their families and their communities. Increasing gender equality can:

•	Deliver strong economic growth: Women already generate nearly 40 per cent of the world’s GDP and the potential for further growth led by women is relatively untapped.

•	Help cut down on extreme poverty: Ensuring that all students—especially girls—leave school with basic literacy skills could cut worldwide levels of extreme poverty by 12 per cent.

•	Reduce chronic hunger: Providing female farmers with equal access to resources could reduce the number of people living with chronic hunger by as much as 17 per cent.

•

Benefit entire families: Evidence shows that women tend to spend more of their incomes in ways that directly benefit their children, improving nutrition, health and educational opportunities for the next generation.

•

Empower all those who face discrimination: Women and girls are not the only groups that face discrimination and inequality. Others face social and/or economic marginalization, including on the basis of their sex, race, ethnicity, national or ethnic origin, colour, religion, language, sexual orientation, gender identity, age, ability, or migrant or refugee status. By empowering women and girls as a means to achieve gender equality, the Government sends the clear message that equality is for everyone.

242     Chapter 5

Canada is committed to the 2030 Agenda for Sustainable Development and the global effort to eradicate poverty and “leave no one behind”. To this end, Canada has adopted a Feminist International Assistance Policy where it will focus its efforts on 6 action areas—gender equality and empowerment of women and girls, human dignity, growth that works for everyone, environment and climate action, inclusive governance, and peace and security. The Policy supports targeted investments, partnerships, and innovation and advocacy efforts that have with the greatest potential to close gender gaps and improve everyone’s chance of success. By 2021–22, the Policy commits that 95 per cent of bilateral international development assistance will target or integrate gender equality and the empowerment of women and girls, and that no less than 50 per cent of Canada’s bilateral international development assistance is directed to sub-Saharan African countries by 2021-22.

Canada recognizes the important need to ensure the benefits of trade are shared more broadly with more people. This includes closing the gap in women’s participation in trade and the economy. Canada is pursuing a progressive trade and investment agenda which seeks fair trade opportunities for women-owned and operated SMEs, supports women exporters, and advances trade agreements that incorporate a gender perspective.

Canada is also committed to supporting and maintaining peace and security efforts internationally, which are key to creating a safer and more prosperous world. In fragile and conflict-affected states, human rights can be violated and gender equality efforts negatively affected. Women and girls are particularly at risk in conflict-affected areas. For example, sexual and gender-based violence can become more pervasive in conflict settings. In these contexts, women’s human rights, such as participation in political processes and access to the legal system, are often undermined.

When women are more involved in peace and security efforts, peace processes have been found to be more likely to be successful, and peace agreements more likely to endure. Moreover, women are uniquely able to provide outreach to other women. That is why Canada is focused on increasing the proportion of women deployed overseas and empowering women in all aspects of peace and security, including through support for the Elsie Initiative on Women in Peace Operations—a plan to work with the United Nations and interested member states to develop innovative approaches to women’s meaningful participation in peace operations.

This approach is reinforced through Canada’s new defence policy, which will promote diversity and inclusion as core institutional values. New focus will be placed on recruiting and retaining underrepresented populations, including women, within the Canadian Armed Forces, with a target to increase the representation of women to 25 per cent of the overall force within 10 years. This will not only result in a positive cultural change, but also increase overall operational effectiveness.

Equality     243

The Government’s Plan for Advancing Gender Equality Around the World

Results to Date	Budget 2018 Actions

•   Launched Canada’s Feminist International Assistance Policy, which commits to reducing extreme poverty and building a more peaceful, inclusive and prosperous world. Specific announcements in support of the Policy include:

-    $180 million to the Global Partnership for Education, providing targeted support for girls’ education and help to strengthen education systems in developing countries.

-    $15 million to Marie Stopes Tanzania, to provide girls and women with improved access to the information and family planning services and commodities they require.

-    Launched the Elsie Initiative on Women in Peace Operations to develop innovative approaches for women’s meaningful participation in peace operations.

-    $20 million to help create the World Bank-managed Women’s Entrepreneurship Facility.

•   Unveiled Canada’s new defence policy, which commits to demonstrating leadership in reflecting Canadian ideals of diversity, respect and inclusion, including gender equality.

•   A progressive trade agenda, including an amended Canada—Chile Free Trade Agreement that has a chapter on trade and gender—the first of its kind for a Group of Twenty (G20) country—and a new preamble to the Comprehensive and Progressive Agreement for Trans-Pacific Partnership that reaffirms the importance of promoting progressive values, including gender equality.

•   Providing $2 billion over five years in new resources to expand programming that will contribute to eradicating poverty and building a more peaceful, inclusive and prosperous world.

•   Providing new innovative tools to deliver $1.5 billion over five years in international assistance to support Canada’s Feminist International Assistance Policy.

•   Connecting women entrepreneurs with export opportunities through women-focused international trade missions, tailored advisory services, and access to global value chains by providing $10 million over five years, starting in 2018–19, to expand the Business Women in International Trade program.

244    Chapter 5

GBA+ of Budget 2018

Fairness and equality are at the forefront of Budget 2018. Important new investments are supporting equality at home and in the workplace, and providing help to people who need it most, including Indigenous Peoples, people with disabilities and individuals suffering the effects of substance abuse.

This budget also proposes many other investments to help Canadians and grow the economy, which will undoubtedly affect different people in different ways. These include measures to bolster Canada’s research and innovation capacity, help businesses grow and succeed, reinforce the Government’s public safety institutions and enhance services to Canadians.

A true commitment to equality and diversity requires an understanding of how all policy decisions affect different people differently. The Government fully embraced this principle in Budget 2018, where every single decision on expenditure and tax measures was informed by GBA+.

There are many ways that budget measures can carry differential gender impacts. In some cases, investments are targeted for particular groups. In other cases, measures may unintentionally benefit one group or another disproportionately. For example, the delivery of certain measures may rely on sectors or occupational groups that are male or female predominant. The Government’s analysis of expected impacts will not always get it right. It may be limited by data gaps, or incorrect assumptions about how individuals may react. This is why presenting this information within the budget is so important. It invites scrutiny and encourages an open and frank discussion about the impacts of budget measures and how to promote better outcomes for all Canadians.

Equality    245

GBA+: Chapter 1: Growth

Strengthening Support for Low-Income Canadians

Key Measures in Budget 2018

• Enhancing the Canada Workers Benefit • Increasing uptake of the Canada Child Benefit and other benefits among Indigenous Peoples

Policy Landscape

Low-income Canadians face many challenges that can limit their opportunities to get ahead. The Government of Canada provides a number of benefits to reduce barriers to improved well-being and success for these individuals.

•

The Canada Child Benefit (CCB) supports about 3.3 million families, and in particular low-income families. Close to 65 per cent of families receiving the maximum CCB amounts are single-parent families, more than 90 per cent of which are led by single mothers. Single mothers who will receive the CCB in the 2018–19 benefit year will receive close to $9,000 annually in benefit payments on average.

•	Low-income families and individuals also benefit from the Goods and Services Tax/Harmonized Sales Tax Credit, which is paid to about 10.5 million recipients each year.

•

The Canada Workers Benefit (CWB, previously the Working Income Tax Benefit) provides important income support for working Canadians and helps offset financial barriers associated with work, such as taxes, expenses, and the loss of supports such as social assistance. While women make up about half of current claimants, they are overrepresented among single-parent claimants, making up about 90 per cent of that group.

•

The Refundable Medical Expense Supplement plays a similar role, helping offset the loss of coverage for medical and disability-related expenses when individuals move from social assistance into the paid labour force.

•

The federal government also supports low-income seniors through the Guaranteed Income Supplement (GIS), a non-taxable benefit, which includes a top-up benefit for vulnerable seniors who rely almost exclusively on income from the Old Age Security program. In total, the GIS program benefits nearly two million seniors. Budget 2016 increased the GIS top-up benefit for single seniors by up to $947 annually, helping nearly 900,000 low-income seniors, 70 per cent of whom are women.

246    Chapter 5

Impacts of Budget 2018 Investments

The Government is investing in initiatives to help increase the uptake of the CCB and other benefits among Indigenous Peoples living on reserves, in the North and in urban areas. The evidence suggests that these actions are needed, as:

•

Indigenous children under the age of 15 are more likely than non-Indigenous children to be living in a single-parent family (about 34 per cent compared to 17 per cent, based on the 2011 National Household Survey).

•	Of these children, more than 80 per cent are being cared for by a single mother.

Through broader community engagement with Indigenous communities, in combination with additional investments in the Community Volunteer Income Tax Program and other tax-filing related services, the Government will reach out to families that are facing barriers to accessing these benefits.

The significant support provided through the CCB and other benefits will help improve the quality of life of single mothers and other parents living in these communities and ensure that the needs of their children are better met.

Enhancing the Canada Workers Benefit (CWB) and improving access to the benefit will support low-income workers and, in particular, will help support single mothers—a group with relatively low employment rates and an elevated risk of living in poverty. Claimants currently receiving the Working Income Tax Benefit—a precursor to the CWB—are more likely than the general tax filing population to be single parents, representing about 16 per cent of claimants, compared to 7 per cent of tax filing, working-age families.

Safia is a single parent with one child under the age of six. Safia earns $25,000 and claims $2,500 in child care expense deductions. In 2019, she will receive almost $1,700 from the Canada Workers Benefit—an increase of more than $600 relative to what she would have received from the WITB in 2018. Safia will also receive $6,496 in CCB payments for the 2018–19 benefit year.

Equality    247

GBA+: Chapter 1: Growth

Helping Working Canadians

Key Measures in Budget 2018

•   A new Employment Insurance Parental Sharing Benefit to support sharing of child care responsibilities in the first years, which is expected to be available starting June 2019.

•   The Employment Insurance Working While on Claim Benefit to help individuals stay connected to the labour market

•   Additional skills training support for those who need it most

Policy Landscape

The Government of Canada provides a number of programs and benefits to help working Canadians balance work and family responsibilities, and encourage individuals to enter and stay in the workforce.

The Employment Insurance (EI) program is a critical part of Canada’s labour market supports, providing temporary income support to people who have lost their jobs and helping Canadians who take time off work for specific life events (e.g., child birth, sickness and injury).

Women represented 44 per cent of all new EI claimants in 2015–16, and received 47 per cent of the total amount paid. However, they accounted for almost two-thirds of new EI special benefits claimants and received 83 per cent of the total amount paid in EI special benefits. In addition to maternity benefits, women received the largest share of the total amount paid in EI parental benefits, sickness benefits and compassionate care benefits.

248    Chapter 5

The federal government also invests nearly $2.9 billion annually in transfers to provinces and territories to support skills training and development in order to improve labour market outcomes. Budget 2017 provided an additional $2.7 billion over six years, starting in 2017–18, to boost skills training and employment supports for unemployed and underemployed Canadians.

The indirect nature of these programs—administered by provinces and territories—represents a challenge to measuring how investments ultimately meet the needs of different groups of women and men. Current negotiations between federal, provincial and territorial governments on Labour Market Transfer Agreements provide an opportunity to achieve program goals, while providing additional flexibility to provinces and territories, expanding eligibility and focusing on outcomes.

Impacts of Budget 2018 Investments

Budget 2018 measures to support working Canadians are intended to fill specific gaps in the workforce, with a particular focus on additional support for underrepresented groups in the workforce.

Employment Insurance Measures

Budget 2018 introduces a new EI Parental Sharing Benefit. The new benefit will be available to eligible two-parent families, including adoptive and same-sex couples. This type of benefit has been proven to encourage a more balanced sharing of child-rearing that goes well beyond the five-week period. Quebec and other jurisdictions that have implemented similar benefits have found that they play a key role in who takes time off to provide caregiving. In 2016, for example, 80 per cent of new fathers in Quebec claimed or intended to claim parental benefits, in part because of leave that was specifically reserved for them. In the rest of Canada, which does not provide specific second parent leave, this same figure is only 12 per cent. The new benefit will also provide greater flexibility—particularly for mothers—to return to work sooner, if they so choose.

The EI Working While on Claim measure will help individuals stay in the workforce and ensure that EI claimants always benefit from accepting available work. In addition, Working While on Claim provisions will be extended to EI maternity and sickness claimants. On the whole, this measure is expected to affect more women than men, since women are more likely to work while on claim, and will also affect seasonal claimants and claimants living in Atlantic Canada or Quebec. Very few mothers work while receiving maternity benefits (about 900 out of 175,000 claims), and this is not expected to change with these measures. However, this will benefit those in low-income households who are facing financial pressures that require them to work. The measure will also support people with longer-term illnesses, chronic illnesses or episodic conditions to gradually return and stay connected to work.

Equality    249

Skills Measures

The Government is taking additional targeted steps as part of its Skills plan to ensure that all Canadians are given the opportunity to succeed in the economy of tomorrow.

The new Pre-Apprenticeship Program will target people who are currently underrepresented in the trades, including women, youth, Indigenous Peoples, newcomers, and people with disabilities to prepare for an apprenticeship. Gender differences in the trades seem to be have proved more durable. In 2015, women made up only 11 per cent of new registrations in Red Seal trades, and tended to be in low-paid trades. Furthermore, only 2 per cent of 15-year-old female students in a 2012 survey were planning to pursue a trades career. In addition to attitudinal barriers, women can face other challenges such as an absence of mentors, difficulty finding an employer sponsor, discrimination and family obligations. Barriers can be heightened for women or men who have a disability or who are Indigenous, youth or newcomers.

As a result of this gender-based analysis, Budget 2018 is encouraging women’s increased representation in male-dominated—and better paid—Red Seal trades, by introducing the Apprenticeship Incentive Grant for Women, a five-year pilot project where women in male-dominated Red Seal trades would receive a new grant of $3,000 for each of their first two years of training. This, in combination with the existing Apprenticeship Completion Grant, valued at $2,000, will result in a combined $8,000 in support over the course of their training. This doubles the existing financial support, from $4,000 to $8,000.

The Canada Summer Jobs program has been shown to enable participants to save about one-third of their educational expenses for the following school year, while providing essential skills needed for the future. The current program design accounts for student unemployment in local labour markets, a focus on skills that are most needed, and greater labour market participation of underrepresented groups. These program design features support enhanced participation of women and newcomer youth in STEM fields, and employment opportunities for youth in low-income neighborhoods. In addition, according to the program’s 2016 self-reporting survey results, Indigenous youth represented 5.9 per cent of program participants in summer 2016.

250    Chapter 5

GBA+: Chapter 2: Progress

Supporting the Next Generation of Research and Researchers

Key Measures in Budget 2018

•   New granting council investments with requirements to achieve gender equality objectives

•   New funding for the Canada Research Chairs program to better support early-career researchers and increase diversity

•   A strategic plan to grow the capacity of Indigenous communities to conduct research and partner with the broader research community

Policy Landscape

The gender impacts of investments in research are not straightforward. A key rationale for government support for research is the “spillover” benefits to society that can result from the research findings. While these benefits are difficult to predict in advance and can involve long lags, they may be seen to represent knowledge and innovations that benefit all Canadians. However, significant gender disparities exist within the research community at Canadian universities and research hospitals that tend to be the direct beneficiaries of research grants.

As women’s participation in higher education continues to grow, there has been a commensurate increase in the number of women university faculty members, but gender gaps remain. Because fewer women than men continue their studies at progressively higher levels of education in many fields of study, women are underrepresented in the pool of researchers eligible to apply for research grants. For example, in humanities studies women make up 64 per cent of bachelor’s degree holders, but only 41 per cent of doctorate holders.

Gender gaps widen when looking at STEM fields, where women make up only one-fifth of individuals with a doctorate in these disciplines. Female representation in certain STEM fields—specifically in mathematics, computer science and engineering—is particularly low.

Equality    251

The Government has also heard from the Fundamental Science Review Panel and many others in the research community that early-career researchers are facing challenges, such as insufficient funding opportunities. Supporting early-career researchers has important consequences for equity and diversity. For example, women, members of visible minorities and Indigenous Peoples are better represented at earlier stages of educational and academic attainment.

Sources: 2006 and 2016 Census , 2016–17 UCASS, and the 2012–14 results of the target-setting exercise for the Canada Research Chair program.

252    Chapter 5

Data on university faculty members who are members of visible minorities and Indigenous Peoples are outdated (from 2006). In addition, the 2016 Census did not collect information on people with disabilities, so limited information is available. However, the limited data that are available suggest that people with disabilities are also underrepresented in academia. The 2012 Canadian Survey on Disability found that 14 per cent of Canadians aged 15 and older reported having a disability, while about 10 per cent of doctorate holders reported having a disability, and only one to 2 per cent of Canada Research Chair holders reported having a disability.

Impacts of Budget 2018 Investments

In Budget 2018, the Government is proposing actions that will make Canada’s research environment more responsive, agile and modern. This includes historic investments in support of researchers and for equipment, combined with improved coordination and harmonization to focus on the highest priorities.

On the whole, the Government does not expect these investments to result in significant immediate changes to the disparities that exist, but consistent with the gender-based analysis, targeted actions are designed to encourage a more inclusive research community and support broader change in the future.

Funding support through the federal granting councils is determined through a merit-based peer review process based on research excellence. In general, the proportion of women who receive granting council awards is approximately equal to the proportion of women applying for them. In some research fields, women are significantly underrepresented, meaning there are fewer female applicants and therefore fewer female awardees. For example, about 80 per cent of applicants and awardees for the Natural Sciences and Engineering Research Council’s Discovery Grants program are men. Similarly, various Canadian Institutes of Health Research grants programs average over two-thirds male applicants and awardees. Given that these two granting councils award the majority of federal research grants, new funding will disproportionately go to male researchers as a result.

The Government has already begun to implement measures to improve equity, diversity and inclusion, with the recently established Canada Research Coordinating Committee tasked with strengthening equity and diversity in research.

Equality    253

In Budget 2018, the Government is going further to advance these principles, supported by the integration of GBA+ in program design.

•

The collection of better data on underrepresented groups will inform action plans to promote stronger representation of underrepresented groups in granting council programs, with clear targets and annual reporting to measure progress.

•

Research institutions will receive support to advance equality and diversity through the adoption of the Athena SWAN (Scientific Women’s Academic Network) program. The program’s goals include structural and cultural changes, such as increased support for women’s careers and efforts to challenge discrimination and bias.

•

Research institutions will be able to compete for grants to tackle challenges in addressing underrepresentation and career advancement faced by women, Indigenous Peoples, members of visible minorities, people with disabilities and LGBTQ2 individuals.

•

Indigenous communities will be engaged to identify strategies to grow their capacity to conduct research, partner with the broader research community and assist in establishing a national research program.

In addition, in 2018–19, the granting councils will be required to publish an annual report for Canadians on progress in addressing challenges in the research system, including equity and diversity, and support for researchers at various career stages.

254    Chapter 5

GBA+: Chapter 2: Progress

Innovation and Skills Plan—A More Client-Focused Federal Partner for Business

Key Measures in Budget 2018

• Simpler and stronger support for companies to innovate, scale up and reach global markets • A modern approach to intellectual property • A new Women Entrepreneurship Strategy

Policy Landscape

The suite of federal business innovation programs is fundamentally about breaking down barriers to the success of entrepreneurs and their companies so that they can continue to grow and innovate for the greater benefit of the economy and society. However, to be truly effective, these programs must recognize that these barriers are different for different people.

Today, women remain underrepresented in the Canadian economy, especially among small and medium-sized enterprises (SMEs)—women are the majority owners of only 16 per cent of all SMEs in Canada. What’s more, women-owned SMEs tend to face poorer prospects, and tend to be smaller, less likely to scale into large companies, and less likely to export. Women-owned companies are especially underrepresented in the technology sector. A recent study estimated that only 13 per cent of Canadian technology companies have at least one woman on the team of founders.

Equality    255

Ensuring that women and women-owned companies have access to this range of support and opportunities is essential to meeting the outcome of a more diverse innovation economy. This includes support throughout the entire growth cycle of a company, from developing new intellectual property to accessing the needed resources and capital for scaling and to finding sales opportunities whether from governments or private companies, including internationally. In addition, well-designed and efficient regulations ensure a level playing field while also minimizing potential barriers to businesses’ success.

Impacts of Budget 2018 Investments

The Government is taking a comprehensive approach to better support the growth of firms in Canada by consolidating and streamlining programs, modernizing regulations and improving trade opportunities.

These actions will serve the entrepreneurs and companies of today, where important disparities continue to exist from a gender perspective. The Government recognizes that change takes time, but equally recognizes its role in effecting this change by better tailoring its programs and services to the needs of Canadians.

The results of GBA+ have informed the Government’s business innovation reforms. A clear result is the new Women Entrepreneurship Strategy—a comprehensive effort to break down the barriers to growth-oriented entrepreneurship that will include new direct funding from the regional development agencies targeted to women entrepreneurs, mentorship and skills training, as well as targets for federal procurement from women-led business. A strong example of GBA+ at work is the Business Development Bank of Canada’s (BDC’s) accessibility review. The BDC conducted the review to examine how accessible its products and services were to women entrepreneurs. The review motivated a number of new actions by the BDC, including a commitment to make available $1.4 billion in financing to women entrepreneurs, as well as service improvements and a renewed focus on training staff on unconscious biases.

More generally, the Government’s coming reform to federal innovation programs will include a universal goal to improve the participation of underrepresented groups, including women entrepreneurs, in the innovation economy. If women entrepreneurs are to become greater participants in the innovation economy, it is crucial that they have fair access to the entire suite of business innovation programming and that potential biases of program administrators are addressed.

Regional development agencies have extensive experience in helping female entrepreneurs access the tools needed to establish and expand their businesses. The strategy will build on these existing relationships and networks to help women identify and act on new innovation-driven opportunities.

256    Chapter 5

Supporting Women Business Owners in Tech

The Federal Economic Development Agency of Southern Ontario supports Communitech’s Fierce Founders Accelerator program, a seed funding program designed to support women-led early-stage businesses. In 2016–17, the Government announced support of $880,000 over two years to Fierce Founders Accelerator to support 20 women-led technology companies.

Through its commitment to enhance export supports for businesses, the Government is also looking to reduce the barriers around access to external markets for certain groups of people, in particular women entrepreneurs. This includes investing $10 million over five years, starting in 2018–19, to expand the Trade Commissioner Service’s Business Women in International Trade program, to better connect businesses owned by women with international market opportunities. The Government is also making available $250 million through Export Development Canada to provide financing and insurance solutions to women-owned and women-led businesses that are exporting or looking to begin exporting.

To grow their companies, women entrepreneurs must be able to turn their ideas into competitive goods and services that gain market share. Budget 2018 announces the details of a new Intellectual Property Strategy to ensure a strong foundation for commercial success in an innovation economy. This will include targeted initiatives to support underrepresented groups, such as women and Indigenous entrepreneurs. For example, the Canadian Intellectual Property Office will increase its education and awareness initiatives that are delivered in partnership with business, intermediaries and academia to ensure that Canadians better understand and exploit intellectual property, and integrate it into business strategies. As a result of gender-based analysis, this will also include targeted initiatives to support women and other underrepresented groups.

Equality    257

GBA+: Chapter 3: Reconciliation

Advancing Reconciliation with Indigenous Peoples

Key Measures in Budget 2018

•   Ensuring that Indigenous children are safe and supported within their communities

•   Achieving better results for Indigenous Peoples through investments in health, housing and clean and safe drinking water on reserve

•   Supporting the recognition and implementation of rights, self-determination and helping Indigenous Nations reconstitute

Policy Landscape

The historical relationship between Indigenous Peoples and the Crown has had a profound impact on Indigenous women. Colonial and paternalistic laws like the Indian Act, as well as other legislation and policies such as residential schools, entrenched policies and imposed structures that caused great harm to pre-existing social structures for Indigenous women.

As a result of this shared history, socio-economic gaps between Indigenous and non-Indigenous Canadians continue to be significant.

Indigenous women are particularly vulnerable, as they continue to be less likely to be part of the paid workforce, have fewer post-secondary qualifications and worse health outcomes than non-Indigenous women.

258     Chapter 5

Since governments use different data methodologies, the Government does not have a nationally consistent view on the number and experiences of Indigenous children in care. However, it is obvious that Indigenous children are significantly overrepresented in the child welfare system. Poverty, inadequate housing and caregivers’ experiences within the child welfare system are some of the main reasons Indigenous children are taken into care. Indigenous women are more likely than their non-Indigenous counterparts to be categorized as ‘at-risk’, to be investigated for alleged neglect and maltreatment, and to have their children removed. Although a similar number of Indigenous boys and girls are taken into institutional care, girls are much more likely to experience sexual abuse. In fact, Indigenous girls are four times more likely than non-Indigenous girls to be victims of sexual violence while in foster care.

Impacts of Budget 2018 Investments

By continuing to invest directly in the health and well-being of Indigenous Peoples—in particular, Indigenous women and children—while simultaneously supporting Indigenous self-determination and capacity-building, the Government can continue to make progress on addressing the significant disparities between Indigenous and non-Indigenous people.

Greater supports for the First Nations Child and Family Services Program are needed to address the funding pressures facing child and family service agencies, while also increasing prevention resources for communities so that children are safe and families can stay together. Through prevention efforts, girls and boys may become less likely to experience forms of child maltreatment (e.g. neglect, physical abuse, emotional maltreatment), and girls may become less likely to experience sexual abuse.

The new Indigenous Skills and Employment Training Program will support more First Nations, Inuit and Métis women and men entering the workforce by providing essential and vocational skills training they need for lasting employment. To address the unique needs of First Nations, Inuit and Métis Nation women and men, distinctions-based programming will be provided with dedicated funding and labour market strategies for First Nations, Inuit, Métis and urban/non-affiliated Indigenous Peoples. As a result of gender-based analysis, wrap-around services, such as child care, will also ensure that Indigenous women can better access skills development and training opportunities offered by the program’s service delivery organizations.

Equality     259

The health needs and experiences of First Nations, Inuit and Métis men, women and children are unique, and there is limited disaggregated health information to help understand these differences. For instance, in the area of mental health and addictions, First Nations and Inuit men may benefit from land-based programs. Women may experience difficulty finding the time to attend regular treatment due to family responsibilities, or may delay seeking help for fear of losing custody of their children. Investments in Indigenous Health will support the collection of Inuit and Métis-specific health data to close information gaps. Increased access to addictions treatment and mental health programs within First Nations communities will support women and men so they do not have to leave their communities to access the resources and tools they need to heal and recover. The Government is making progress in devolving health service delivery to Indigenous communities so that, in the future, health programs are designed, delivered, managed and controlled by Indigenous People for Indigenous People.

Lack of adequate and affordable housing can affect health and well-being. In 2011, 27 per cent of Indigenous women lived in core housing need compared to 13 per cent of Indigenous men. Inadequate housing is also one of the main reasons Indigenous children are taken into foster care at much higher rates than non-Indigenous children. Investments in distinctions-based housing strategies will ensure that Indigenous Peoples have greater control over housing to address the distinct needs of each community and the underlying social determinants of poverty that often contribute to Indigenous children being taken from their families, communities and culture.

The First Nations Land Management Regime empowers First Nations to exercise their jurisdiction by opting out of antiquated Indian Act provisions related to land management and replacing them with their own laws. Wider adoption of the First Nations Land Management Regime will allow more First Nations to exercise their inherent right to self-determination by creating their own laws related to land management, while creating economic opportunities for First Nations through self-management of reserve lands, environmental protection and natural resources. Since communities participating in the First Nations Land Management Regime are required to either implement federal matrimonial real property law provisions or develop their own, expanding the First Nations Land Management Regime will provide legal protection from family violence to more women and children living on reserve. Given that Indigenous women tend to be less likely to hold a certificate of possession of the family home and more likely to experience high rates of domestic violence, the matrimonial real property protections will benefit Indigenous women and children living on reserve.

260     Chapter 5

GBA+: Chapter 4: Advancement

A Clean Environment for Future Generations

Key Measures in Budget 2018

• Protecting Canada’s Nature, Parks and Wild Spaces • Pricing carbon pollution and supporting clean growth

Policy Landscape

All Canadians benefit from a clean environment that supports clean air, water and land. Some of the main environmental challenges faced in Canada today relate to climate change, air pollution, water quality and biodiversity.

Canada’s plants and animals, and the environments in which they live, make up ecosystems that provide services all Canadians depend on for our well-being. Healthy ecosystems help filter our air and water, and biodiversity helps ensure that ecosystems can continue to function well.

Impacts of Budget 2018 Investments

The Government is working with Indigenous Peoples to conserve species and ecosystems, protect the environment from degradation and pollution, improve access to nutritious food and address the challenges Indigenous communities face in accessing safe drinking water.

In Budget 2018, the Government is taking important steps to create a healthy environment for future generations, protect Canada’s natural legacy, address climate change and grow the economy by pricing carbon pollution.

Actions taken to protect Canada’s nature, parks and wild spaces will support Canada’s biodiversity goals and help conserve natural ecosystems. These investments are expected to benefit all Canadians, with some benefitting more than others. For instance, the 2012 Canadian Nature Survey found that a slightly higher percentage of women (51.3 per cent) than men (48.7 per cent) participate in nature-based recreation, education and leisure in Canada.

Equality     261

Indigenous Peoples, especially those living in northern and remote communities, are much more likely than other Canadians to rely directly on the land and water for their subsistence. The 2012 Canadian Nature Survey found that 20.1 per cent of adult Indigenous Peoples participated in hunting or trapping in comparison to 7.2 per cent of the non-Indigenous adult population, and that 38.1 per cent of adult Indigenous Peoples participated in fishing in comparison to 19.3 per cent of the non-Indigenous adult population. Indigenous Peoples also represent the socio-cultural group most directly affected by biodiversity loss and negative changes to their environment, as the quality of the natural environment is also more likely to be an important part of their tradition and identity. The 2012 Canadian Nature Survey found that 38.6 per cent of adult Indigenous Peoples participated in nature conservation activities in comparison to 21.6 per cent of the non-Indigenous adult population.

Vulnerability to emergencies and natural disasters

•   Anticipated impacts of the increasing concentration of greenhouse gas emissions in the atmosphere include a higher frequency and severity of extreme weather events.

•   Research undertaken in 2007 by the Canadian Red Cross, Brandon University and federal partners analyzed the needs of at-risk populations in relation to emergency management at the federal, provincial and territorial levels.

•   10 population groups were found to be particularly susceptible to harm due to emergencies or disasters: seniors; persons with disability; Indigenous Peoples; medically dependent persons; low-income persons; children and youth; persons with low literacy levels; women; transient populations; and new immigrants and cultural minorities.

•   The research highlighted that the groups mentioned above are not mutually exclusive categories, and that together they constitute a majority group.

The Government is also taking action to put a price on carbon pollution to address climate change. The impacts of climate change affect Canadians living in every region of the country.

Higher temperatures, declining sea and lake ice, increases in extreme weather events and coastal erosion are some of the changes being observed. Canadians living in the North are particularly vulnerable to the impacts of climate change, as the impacts are more extreme and occurring at a faster rate there. Research also indicates that natural disaster risks are not evenly distributed across Canadian society, but disproportionately affect some groups, including women, children and Indigenous Peoples.

262     Chapter 5

GBA+: Chapter 4: Advancement

Supporting the Health and Well-Being of Canadians

Key Measures in Budget 2018

• Addressing the opioid crisis

• Federal Tobacco Control Strategy

• Public education for cannabis

• Supporting people living with dementia and their caregivers

• Supporting Canadian families affected by autism spectrum disorder

Policy Landscape

Canada presently faces several public health challenges, including problematic substance use disorder, which is of particular concern. Understanding how these challenges affect different people differently is critical to designing effective policy solutions.

Opioid Use in Canada

A number of sub-populations are being affected by the opioid crisis, including men, women, different socio-economic groups, and First Nations and Inuit populations. However, it is notable that data specific to the Canadian context for many of these populations are lacking, including Indigenous Peoples, LGBTQ, and different socio-economic groups. According to national data released by the Public Health Agency of Canada in September 2017 on behalf of provinces and territories, most apparent opioid-related deaths occurred among men (73 per cent), with some variation across provinces and territories.

Equality	263

Data released by the First Nations Health Authority in August 2017 indicated an almost even gender ratio (52 per cent male / 48 per cent female) in First Nations populations across all of British Columbia for overdose event rates. Women are more likely than men to develop an opioid use disorder related to prescription opioids. This may be because women are more likely than men to seek medical assistance for a medical issue and are thus more likely to be prescribed an opioid pain medication.

Illegal drug use, in particular injection drug use, presents a range of risks, a number of which disproportionately affect women. A 2002 study of people who inject drugs in the Vancouver area found that younger people who inject drugs were more likely to be female and more likely to work in the sex trade. Injection drug use combined with involvement in sex trafficking presents a host of risks, such as HIV infection and sexual abuse.

264	Chapter 5

NOTES

*	Quebec data are from 2015–2016 (the most recent year of data available); therefore, there is no absolute rate difference shown.
†	Yukon, Northwest Territories and Nunavut data are grouped due to low volumes.

This data should be interpreted with caution. Nunavut data are from 2015–2016 (the most recent year of data available); therefore, there is no absolute rate difference shown.

Sources: Hospital Morbidity Database, Canadian Institute for Health Information.

Equality	265

Tobacco Use in Canada

Surveillance data indicate that, although tobacco use has declined in Canada, gaps based on gender and other intersecting identity factors still exist. Male workers (aged 18-75) in blue-collar occupations such as construction, mining, oil and gas extraction, and transportation and warehousing reported a prevalence of smoking that was 2.4 times the prevalence of workers in white-collar occupations, such as finance, administration and education, or a rate of 30.6 per cent compared to 12.6 per cent.

Data from the 2012 Aboriginal Peoples Survey indicate that 54.1 per cent of Canada’s Inuit population aged 19 years and older smoke daily. Studies have also shown elevated smoking rates among various LGBTQ2 communities in Canada, with estimates ranging between 24 per cent and 45 per cent across different sexual orientation and gender identity groups.

Cannabis Use in Canada

In 2015, Statistics Canada collected data on cannabis use and found that approximately 13 million Canadians over the age of 15 reported using cannabis or hashish at least once in their lifetime. This included 7.5 million men and 5.5 million women. While the proportion of men who used cannabis in the last year has not changed significantly since 2013, the proportion of women who used cannabis in the last year increased from 7 per cent in 2013 to 10 per cent in 2015.

266	Chapter 5

The use of cannabis was found to be more prevalent among youth (aged 15 to 19) and young adults (aged 20 to 24) than among adults aged 25 years and older. The median age of initiating cannabis use was 17 years old for men and women.

People Living With Dementia and Their Caregivers

In 2013–14, 402,000 Canadians aged 65 years and older were living with some form of dementia, including Alzheimer’s disease. Of those diagnosed with dementia, two-thirds are women. In addition to the social costs and effects on families and loved ones, dementia also has significant economic impacts. According to the National Population Health Study of Neurological Conditions published by the Public Health Agency of Canada, the combined health care system costs and out-of-pocket caregiver costs for people with dementia amounted to $10.4 billion in 2016. By 2031, this figure is expected to increase by 60 per cent, to $16.6 billion.

Canadian Families Affected by Autism Spectrum Disorder

Autism spectrum disorder is a complex, lifelong neurodevelopmental disorder that has serious health, social and financial consequences for Canadian families. The estimated prevalence of autism spectrum disorder in Canada is approximately 1 in 94 children aged 5 to 17 years. Studies concur that boys are almost five times more likely than girls to be diagnosed with autism spectrum disorder. Canadians affected by autism spectrum disorder regularly face systemic barriers in their pursuit of reliable information, care and resources. Due to the varied nature of how the condition presents in different people, there are no clear best practices for managing the condition that apply to all sufferers equally.

Impacts of Budget 2018 Investments

In Budget 2018, the Government is committed to finding evidence-based and effective solutions to these public health challenges, recognizing that there is no single option that is appropriate for everyone affected.

While the opioid funding will target all Canadians affected by the opioid crisis, certain sub-populations will be particularly targeted for increased access to treatment services, including First Nations and Inuit, offenders in the criminal justice system, people living with addiction and substance abuse disorder, and other vulnerable groups to be identified through increased surveillance activities. Public awareness campaigns and messaging will be gender-sensitive and inclusive of gender-diverse groups, tailored to target Canadian women, men, girls, boys and gender-diverse individuals. In addition, investments supporting data improvements will help us better understand the populations being affected and target particular groups with prevention and treatment programs.

Equality	267

Government efforts on tobacco control will continue to support cessation, harm reduction and prevention for tobacco users in the general Canadian population. In addition, target populations will include young adults working in trades and semi-skilled occupations, Indigenous people, the LGBTQ2 community, and other communities demonstrating high rates of tobacco use. Targeted groups may also include people with lower socio-economic status and people with mental health issues. Under the modernized Federal Tobacco Control strategy, public awareness and targeted programming will take sex and gender inequities under consideration and will undertake targeted efforts, such as specific gender-sensitive health promotions for men to reduce their tobacco use.

Public education for cannabis will benefit all Canadians as the Government works to legalize and strictly regulate and restrict cannabis in order to keep it out of the hands of Canadian youth and keep profits away from criminals and organized crime. Budget 2018’s proposed investments in the Mental Health Commission of Canada and the Canadian Centre on Substance Use and Addiction will help us better understand what cannabis use looks like in Canada. Funding for the Substance Use and Addictions Program will support organizations that are best placed to communicate with their communities. Priorities for the Substance Use and Addictions Program have always included populations with a higher risk associated with cannabis use, such as those who initiate use early (youth), those who use frequently, those who use before driving, those who use during pregnancy, and seniors.

To support people living with dementia and their caregivers, investments are proposed to support community-based projects that provide mental health supports and information about self-care for family caregivers, tools to help locate resources quickly, including information about best practices for providing care for people living with dementia, and tools to combat stigma associated with dementia. This will disproportionately benefit the women who are diagnosed with dementia, as well as their caregivers.

Support for activities that improve access to information and to research evidence on best practices and treatments for people living with autism is expected to positively affect those diagnosed with the disorder and their families and caregivers. This investment will also allow for the exploration of new and innovative ways to improve the quality of life of individuals and families affected by autism as well as their caregivers who are likely disproportionately women.

268	Chapter 5

GBA+: Chapter 4: Advancement

Ensuring Security and Prosperity

Key Measures in Budget 2018

• Introducing Canada’s National Cyber Security Strategy

• Supporting Royal Canadian Mounted Police and Canada Border Services Agency front-line operations

• Establishing a national hotline to help combat human trafficking

• Addressing “unfounded” sexual assault cases

• Investing in research to address post-traumatic stress injuries for public safety officers

• Improving mental health supports for inmates

Policy Landscape

Investments in the public safety sector reflect a number of considerations, one of which is to ensure that all Canadians live in safe communities that are free of violence. Another is to promote diversity within Canada’s public safety institutions so that they reflect the communities they serve. The physical and mental health needs of the people who work to keep us safe every day is another consideration.

A diverse workforce fosters cultural change within organizations, reducing the prevalence and tolerance of harassment and discrimination in the workplace and enabling institutions to develop better tools to interact with Canadians in what are often difficult circumstances.

The public safety sector has been and remains a heavily gendered field. Law enforcement has typically been male-dominated and recent reports have called attention to gendered institutional cultures where discrimination and harassment persist in workplaces such as the Royal Canadian Mounted Police. In 2016, 21.6 per cent of all Regular Members in the Royal Canadian Mounted Police were women; across Canada, women accounted for 21.1 per cent of all police officers across various forces.

Emerging areas of law enforcement, such as cybercrime, are also gendered as they typically rely on technical specialists from male-dominated fields in science and engineering.

Equality	269

A 2017 study of cyber security professionals found that women are globally underrepresented among this group at 11 per cent—much lower than the representation of women in the overall global workforce.

Challenges also exist in ensuring that public safety institutions have the tools and expertise needed to respond to vulnerable populations—whether they are at the border, in cities or in rural areas.

Among those vulnerable populations are victims of human trafficking, the vast majority (93 per cent) of whom are women and girls. In fact, one quarter of female victims of human trafficking are under the age of 18, according to 2014 data from Statistics Canada. In addition to women and girls, youth, Indigenous Peoples, and individuals who identify with the LGBTQ2 community are most likely to be victims of human trafficking.

Women are also most likely to be victims of sexual assault. In 2014 alone, an estimated 635,000 incidents of sexual assault occurred. Women were victims in 87 per cent of these incidents, and 90 per cent were not reported to police. Of reported incidents, too many cases are inaccurately deemed as unfounded. There is an important opportunity to make changes in this regard.

Finally, in recent years, there have been increasing calls to address the mental health burden associated with work in the public safety sector. The people who put their lives on the line to protect Canadians sometimes need additional mental health supports for their own well-being. A 2017 report on mental health of public safety officers in Canada shows that female municipal and provincial police officers and firefighters are more likely than their male counterparts to report mental health issues. However, a lack of information persists regarding the full extent to which post-traumatic stress injuries affects public safety officers, and more research is needed in this important area, including the need to reduce stigma, and better understand the potential impacts on different groups of men and women.

270	Chapter 5

Impacts of Budget 2018 Investments

Through Budget 2018, the Government proposes to take action to ensure that principles of equity, diversity and inclusion underpin the operations and outcomes of all activities in the areas of safety and security. The investments highlight the importance of increasing the representation of women and other underrepresented groups in fields such as law enforcement, security and intelligence. The Royal Canadian Mounted Police, the Canadian Security Intelligence Service and the Communications Security Establishment have each made it a priority to increase diversity and inclusion through recruitment, demonstrating a commitment to building respectful workplaces with equal opportunities for women in hiring, promotion and retention.

The Government is committed to combatting gender-based violence, and proposes to establish a National Human Trafficking Hotline. The new hotline will help protect vulnerable individuals, the majority of whom are women and girls, from being trafficked and enable victims to access the necessary social and law enforcement services they need.

In addition, the Government proposes to support the RCMP in continuing and expanding its review of unfounded sexual assault cases. Investments in this area will help provide accountability across the RCMP for investigations, and support the development of curriculum and training to address the problems raised by “unfounded”. An external advisory committee and better supports for victims will also form part of this initiative. This investment will support the Government’s commitment to ensuring that survivors of sexual assault and gender-based violence are treated with the utmost dignity and respect, including throughout the course of police investigations.

Finally, Budget 2018 proposes support for the most vulnerable in the federal correctional system. Expanding mental health care supports for inmates, including targeted supports for women inmates, will help respond to the increasingly complex mental health care needs of women in federal correctional facilities. The Government also proposes funding through Budget 2018 to expand the Office of the Correctional Investigator’s capacity to investigate issues—including related to women and Indigenous offenders.

Equality	271

GBA+: Chapter 4: Advancement

Access to Justice

Key Measures in Budget 2018

• Increasing judicial resources for superior courts

• Expanding Unified Family Courts

• Providing legal aid funding to support victims of workplace sexual harassment

• Protecting federally regulated employees from harassment and violence in the workplace

• Increasing access to legal information and services in both official languages

Policy Landscape

Confidence in and respect for our justice system is one of the pillars of Canada’s democracy. Canadians are entitled to have access to a justice system that is fair and efficient, and a judiciary that is representative of and responsive to the diverse fabric of our country.

Many Canadians will come into contact with the justice system at some point in their lives—whether seeking legal information or advice, working as a legal professional or being party to a legal matter. Depending on the level of engagement, individuals will be affected differently by the justice system when gender, age, culture, ethnicity and racialization are taken into account.

For example, Indigenous Peoples are overrepresented in the criminal justice system and are more than twice as likely as non-Indigenous Peoples to experience violent victimization. The majority of people who appear before the courts on criminal matters are younger Canadians (aged 18-34) and, in general, men are more likely than women to be involved in the criminal justice system—though the number of women is increasing. However, women are more likely to be victims of specific types of offences, such as sexual harassment, sexual assault and intimate partner violence. People with disabilities and members of visible minorities are more likely to experience harassment than other groups.

Canadians’ confidence in our courts could be enhanced if the judiciary more closely mirrors the reality and experiences of those who appear before it. This includes addressing the relatively low representation of women, racialized groups, Indigenous Peoples and persons of other diverse backgrounds on the bench.

The majority of judges (56 per cent) appointed under this Government have been women. Today, women account for roughly 39 per cent of judges on the superior court bench. This is up from 35 per cent in 2015. The Government knows that more can be done to ensure Canada’s judges reflect our diverse society.

272	Chapter 5

That is why in 2016 the Government introduced a new selection process for superior court judges. The new process is meant to increase the transparency and accountability of the selection process to identify outstanding judicial candidates who reflect Canada’s diversity and a gender balance.

Similarly, the Government recognizes that some people—such as Indigenous Peoples—may not have confidence in the judicial system because of the current jury selection processes. That is why the Government intends to bring forward broad-based, concrete reforms to the criminal justice system, including changes to how juries are selected.

Impacts of Budget 2018 Investments

Access to justice will have different meanings and implications for every Canadian. This Government proposes to invest in programs and initiatives that will improve access to justice—for all Canadians—now and into the future. Improved access to justice can take the form of faster conclusions to legal proceedings for Canadians who appear before the courts, new legal aid support for victims of harassment in the workplace, and assurances that Canadians’ legal rights are upheld by the judicial system.

The new judicial positions supported through Budget 2018 offer an opportunity to further enhance diversity within the superior courts, to ensure that these judges reflect the makeup of Canada’s population. These judges will be selected through the new superior court judicial appointments process, introduced by the Government in 2016.

Equality	273

Additionally, more Canadian families that are experiencing issues including separation, divorce, support and custody disputes will receive support through an expanded Unified Family Courts system. Unified Family Courts consider family law issues under one court system, rather than two, and help make the process more streamlined and user-friendly. Enhancing access to specialized courts that are sensitive to family law matters will benefit all Canadians who rely on these services, including women who are the majority of family support recipients.

In addition, through Budget 2018 investments, Canadians can expect:

•	Greater efficiencies in the Federal Court system resulting from ongoing investments in judicial and registry services.

•	Access to more legal information and services in the official language of their choice.

In November, the Government introduced Bill C-65to create a single, integrated framework that will protect federally regulated employees from harassment and violence in the workplace. The proposed initiatives are expected to have a greater benefit for women in federal jurisdiction workplaces, including those in senior management roles, due to their greater exposure to harassment and sexual violence compared to their male counterparts. This is supported by a 2014 Angus Reid Institute survey that found that Canadian women are more than three times more likely than men to say that they have experienced sexual harassment in the workplace (43 per cent versus 12 per cent). In addition, research has identified several demographic groups with elevated risks of violent victimization, including sexual minorities (LGBTQ2), Indigenous Peoples, people with disabilities (especially those with mental or learning disabilities), and workers living in the Canadian territories.

To further support Canadians who have experienced workplace sexual harassment, the Government is proposing to boost legal aid funding across the country with a focus on supporting victims of sexual harassment in the workplace. In addition, a pan-Canadian outreach program will be undertaken to better inform workers, particularly those most vulnerable, about their rights and how they can access services in the event of experiencing harassment.

The Government will also provide up to $5.5 million over five years, starting in 2018–19, to the Status of Women Canada, to work with stakeholders, including provinces and territories towards developing a harmonized national framework to ensure consistent, comprehensive, and sustainable approaches in addressing gender based violence at post-secondary institutions across the country.

Starting in 2019, for those universities and college campuses that are not implementing best practices addressing sexual assaults on campus, the Government of Canada will consider withdrawing federal funding.

274	Chapter 5

GBA+: Chapter 4: Advancement

Improving Service Delivery

Key Measures in Budget 2018
• Improving client services at the Canada Revenue Agency • Strengthening the IT function in government • Employment Insurance call centres • Improving data to support shared growth and gender equality

Policy Landscape

The federal government provides a wide array of programs and services to Canadians from coast to coast to coast. For these services to be timely and useful, they must be accessible and available to all Canadians, while tailored to meet the needs of different groups.

For many Canadians, the Canada Revenue Agency (CRA) is the only source of direct contact with the government. Effective and accessible CRA telephone and digital services are critical to meeting the diverse needs of Canadians. Furthermore, the complexity of the tax system, low literacy and lack of access to available assistance are all barriers to tax filing among low-income individuals that can cause them to miss out on potential tax benefits. Indeed, according to a 2016 Prosper Canada survey of over 300 tax practitioners and experts, insufficient access to clinics and services and the high cost of commercial tax help were the most commonly cited barriers to tax filing among low income Canadians.

Employment Insurance (EI) call centres also play a key role in delivering EI benefits, allowing Canadians to obtain information and assistance from agents who know the EI program. But demand is high: in 2016–17, there were approximately 6.2 million EI-related calls to Service Canada. In this context, effective service delivery is critical to ensuring that Canadians can access their benefits when they need them most, without the added stress of processing or accessibility problems.

As a major Canadian employer, the Government can be a key contributor to change through the organizational culture that it nurtures. As the Government strives to ensure the security of Canadians’ personal information by adapting to emerging technologies and proactively addressing cyber security threats, the number of public service Information Technology (IT) professionals has grown. However, in 2016–17, only about 25 per cent of employees within the Computer Systems Administration (CS) occupational group across the Government of Canada were women, compared with 55 per cent of women in the federal public service overall.

Equality	275

In order to best tailor its services and programs to the diverse needs of Canadians, the Government must nurture a strong culture of evidence-based decision-making supported by reliable and insightful data. Improved data on gender and other intersecting identities, and across individuals with different socio-economic characteristics and levels of income, as well as greater access to such data, are essential to high-quality research and analysis, effective program design and delivery, and performance monitoring. These data are also essential to gender budgeting and robust GBA+. Federal departments and agencies have made progress over the last year in strengthening capacity around conducting GBA+ and integrating it into policy development. However, challenges remain, with data gaps and access to data being identified among the main impediments to the ability of federal departments and agencies to conduct robust GBA+.

Impacts of Budget 2018 Investments

In Budget 2018, the Government is making targeted investments to improve its services, strengthen its institutions and enhance its data capabilities in order to make better decisions for Canadians. In doing so, it is proposing key actions to achieve better outcomes based on the needs of specific groups.

Improving Direct Services to Canadians

Under the Community Volunteer Income Tax Program (CVITP), the CRA works with local community organization volunteers to help with the completion of tax returns for eligible Canadians, such as Indigenous Peoples, newcomers, seniors, low-income earners and people with disabilities, allowing these individuals to receive the benefits to which they are entitled (e.g., the Canada Child Benefit and the Goods and Services Tax/Harmonized Sales Tax Credit).

276	Chapter 5

An expansion of the CVITP should increase tax filing and benefit uptake rates, improving the quality of life of vulnerable Canadians and, in particular, many Indigenous families. Indeed, data show that Indigenous people tend to have more children, and are more likely to be single parents, than non-Indigenous women. A further expansion of the CVITP will build on recent success in extending the program’s reach to Indigenous communities (see Chart 5.10).

Investments in CRA telephone services to address high caller demand and improve accuracy in agent responses will also deliver positive impacts for low-income groups requiring assistance, including seniors, people with mobility barriers, people living in geographically isolated regions, and people who generally prefer to interact with the CRA by telephone. Furthermore, for citizens who use the CVITP, improved telephone services will better help them find volunteers and clinics in their areas. Similarly, investments announced in Budget 2018 to improve accessibility to EI call centres will ensure that Canadians receive timely and accurate information and assistance regarding EI benefits. Service Canada will also examine opportunities to engage with clients in order to understand the difficulties (e.g., language, accessibility) that certain groups face when accessing EI call centres.

Equality	277

Diversity in the Workforce

Providing high-quality and inclusive service goes hand in hand with ensuring that the Government’s organizational structure reflects all Canadians. In regard to IT governance, equality benefits are expected to accrue from the functional leadership role of the Government of Canada’s Chief Information Officer (CIO) in the Information Technology/Information Management (IT/IM) community across government. Specifically, the CIO would ensure the development and sustainability of the IT/IM community through talent management and community development strategies, one of which would be to promote opportunities for women in the Government’s IT workforce.

The IT measures being introduced in Budget 2018 also have the potential to improve representation of employment equity groups, including women and Indigenous Peoples, within the IT/IM community across government by building on ongoing initiatives within Shared Services Canada.

These initiatives include the implementation of an Employment Equity Action Plan, the establishment of employment equity and diversity committees, and participation in interdepartmental working groups that seek to increase the representation of women in STEM.

Better, More Inclusive Data

The Government has recognized the need to take steps that target the collection, use and tracking of gender and diversity data in order to enrich our understanding of social, economic, political, financial and environmental issues. In response, Budget 2018 proposes to introduce a new Centre for Gender, Diversity and Inclusion Statistics, and an Indigenous Statistical Capacity Development Initiative, and to develop a broader set of tracking indicators and statistics. These measures will address gaps in the availability of data on gender, race and other intersecting identities to:

•	Support evidence-based decision-making.

•	Create more accessible and inclusive information for use by the public.

•	Advance the level of statistical skills and engagement among Indigenous peoples.

•	Collect, analyze and disseminate data on members of visible minorities to understand the barriers different groups face and how best to support them with evidence-based policy.

•	Use the data to measure and track Canada’s progress on achieving shared growth and gender equality objectives.

In addition, to continue acquiring inclusive data on sex and gender in the future, Statistics Canada officials have been working with LGBTQ2 organizations on plans to adjust Census of Population questions and response options to better reflect how people identify themselves—for example, allowing respondents to answer in a non-binary fashion. This will enable the Government to accumulate more data that will better inform GBA+, and consequently enrich policy development, while simultaneously providing a modern census that is inclusive of all Canadians.

278	Chapter 5

Gender Budget—Next Steps

While Budget 2018 takes another important step forward in establishing the Gender Results Framework, measurement of success and greater application of gender-based analysis within the federal government’s decision making, the Government continues to have room for improvement.

In the departmental development of budget proposals, the quality and application of gender-based analysis varied. In some cases, gender-based analysis done by departments was cursory. In other cases, insufficient analyses could be performed due to a lack of data, particularly in relation to intersecting identities.

Experience and expertise in GBA+ is still in development within the federal government. Budget 2017 and Budget 2018 investments in the future Department of Status of Women will provide departments with greater resources and best practices to improve gender-based analysis going forward. Budget 2018 proposes to invest $6.7 million over five years, starting in 2018–19, for Statistics Canada to create a new Centre for Gender, Diversity and Inclusion Statistics, a Centre that will act as GBA+ data hub to support future, evidence-based policy development and decision-making.

Moving forward, the Government commits to publish GBA+ of all budget items starting in Budget 2019.

Equality	279

Examples of room for improvement in Budget 2018 Gender-Based Analyses

Chapter 1: Further investments in the Canada Revenue Agency to improve the fairness and integrity of the Canadian tax system

The CRA conducted a cursory GBA+ in support of their revenue generating initiatives, and identified no negative impact, challenges or barriers related to gender or other characteristics of identity.

CRA however, did not undertake a more in-depth analysis of past and potentially future cases of tax avoidance and tax planning, the gender incidence and potential gender impacts.

Chapter 2: Federal Science and Technology Infrastructure Initiative

Innovation, Science and Economic Development (ISED) conducted only a preliminary GBA+ scan of the potential diverse gender issues. They concluded that differential effects between diverse groups are not expected, however, they have not identified any mitigation strategies to prevent the exacerbation or maintenance of any differential impacts to diversity and inclusiveness in hiring practices. Data shortcomings related to the educational level, language, and income of federal scientists were noted but with no plan address or evaluate the need of such data.

Chapter 1: Improving the Quality of Career Information and Program Results associated with skills development

The first GBA+ conducted for this proposal focused exclusively on GBA+ implications of the data platform itself, not discussing the secondary and tertiary impacts such as the groups who will be positively impacted by the proposal.

Further analysis by ESDC determined that young Canadians including high school students and post-secondary students, along with unemployed or underemployed job seekers would benefit from this proposal. ESDC identified that future data could be used to support future policy development targeted to support women, Indigenous Peoples immigrants and refugees, persons with disabilities, and individuals from low- incomes families.

280	Chapter 5

Chapter 4: Employment Insurance Call Centres

A complete GBA+ could not be performed because Call Centres do not currently track the necessary data from callers such as gender, ethnicity, disability and other identity factors.

Going forward, Service Canada is looking at opportunities to enhance its detailed call tracking process to obtain more data on gender and to engage with clients in order to understand difficulties that certain groups face accessing EI Specialized Call Centres (e.g., language, accessibility).

Chapter 4: Autism-Intellectual- Developmental Disabilities National Resource and Exchange Network

While studies can be found to show that males are four to five times more likely to be diagnosed with autism spectrum disorder than females, information on the prevalence of autism spectrum disorder and the intersection of race, sex, and geographic location is not available. As such, no gender-specific or intersectional approaches to interventions and services have been developed.

Equality	281

Economic and Fiscal Outlook

Introduction

Thanks to the hard work of Canadians supported by a plan that focuses on investment over austerity, the Canadian economy has been remarkably strong, growing at a pace well above that of all other Group of Seven (G7) countries since mid-2016 (Chart A1.1). Since November 2015, Canadians have created almost 600,000 new jobs and the unemployment rate has fallen from 7.1 per cent to 5.9 per cent—close to its lowest level in over four decades.

Notes: This section incorporates data available up to and including February 16, 2018, unless otherwise indicated. All rates are reported at annual rates unless otherwise noted. All dollar values are expressed in Canadian currency unless otherwise indicated.

Economic and Fiscal Outlook	283

Canada’s strong economic growth over this period has been driven by growth in consumer spending, strong regional housing markets as well as supportive monetary and fiscal policy, including the Canada Child Benefit and significant investments in infrastructure. At the same time, stronger global economic conditions have contributed to a recovery in business investment and higher exports. Growth is being shared more broadly across sectors and regions of the country.

Going forward, Canadian economic growth is expected to continue at a more sustainable pace, reflecting in part the combination of higher interest rates and the waning impacts of recent fiscal policy measures. While the level of economic activity is expected to remain strong, growth is anticipated to moderate with little remaining slack in the economy. This is readily apparent in very strong labour market conditions, most notably an unemployment rate that is near a four-decade low, high rates of labour market participation and strengthening wage growth.

Canadian Economic Developments

Unemployment Rate Near its Lowest Level in Four Decades

The economy added 427,300 jobs in 2017, leading the unemployment rate to fall to 5.8 per cent in December 2017—a four-decade low. As of January of this year, it remains near this low level.

The pace of job creation in 2017—an average of 35,600 jobs per month, most of which were full-time positions—was the fastest since 2002 (Chart A1.2). According to the Bank of Canada’s Business Outlook Survey, the share of firms facing more intense labour shortages compared to one year ago is near its highest level in over a decade. This tightening in the labour market bodes well for future wage growth, which picked up in 2017. Consistent with strong employment gains, a sharply lower unemployment rate and an economy that is estimated to be operating close to its potential, year-over-year growth in average weekly earnings has accelerated sharply from no growth in 2016 to 2.8 per cent currently.

284	Annex 1

Earnings and Confidence Are Expected to Continue to Underpin Growth

Since mid-2016, household consumption has been the main driver of economic growth, increasing at an average annualized pace of 3.9 per cent per quarter (Chart A1.3). Growth has been fairly broad-based across consumption categories and regions. This includes solid growth in most oil producing provinces, notably Alberta, where a recovery in employment is underway.

Going forward, continued growth in employment earnings and improved consumer confidence are expected to continue to underpin solid consumption growth. However, the pace of growth is expected to moderate to its potential or trend rate.

Economic and Fiscal Outlook	285

286	Annex 1

Labour Market Slack Remains in Some Provincial Economies

Particularly strong economic activity in British Columbia, Ontario and Quebec has resulted in historically low unemployment rates for these provinces. In contrast, unemployment rates in the oil-producing provinces, while generally falling, remain significantly higher than prior to the oil price shock in 2014 (Chart A1.4).

As well, despite the national unemployment rate being near a four-decade low, long-term unemployment2 as a share of total unemployment remains above pre-recession levels for all age groups (although the rate for individuals between 25 and 54 has improved).

[2]	Unemployed for 27 weeks or more.

Economic and Fiscal Outlook	287

Recent Indicators Point to Ongoing Business Investment Gains

Business investment is growing again. The pick-up has been underpinned by stronger economic activity in both the resource and non-resource sectors and much-improved business sentiment. The Bank of Canada’s Business Outlook Survey shows a strong improvement in business investment intentions over the last year (Chart A1.5).

Plans to increase investment are now broad-based across all regions and sectors. Respondents to the Bank of Canada’s survey report favourable demand conditions and, together with higher capacity pressures, plans to expand capacity.

Capacity utilization has also risen sharply and is currently close to its pre-recession peak. In the Business Outlook Survey, the share of firms reporting that they would have some or significant difficulty meeting an unanticipated increase in demand has risen. However, the degree of slack continues to differ across regions, with pressures being the most acute in British Columbia and becoming more apparent in central Canada. In contrast, excess capacity remains in energy-producing regions. Together with improved business investment intentions, this points to a further recovery in business investment going forward.

288	Annex 1

Export Growth Is Anticipated to Rise

Total real exports have risen modestly since mid-2014, as solid growth in exports of services and energy commodities has been offset by weakness in non-energy goods exports (Chart A1.6).

In particular, export growth has been lower than might have been expected given the significant depreciation in the Canadian dollar since mid-2014. That being said, it is important to recognize that the currencies of many other important U.S. trading partners—with whom Canada competes in the U.S. and other international markets—have also depreciated since 2014.

Going forward, export growth is expected to grow in line with foreign demand. The positive global growth backdrop is expected to boost demand for Canadian exports.

Economic and Fiscal Outlook	289

Crude Oil Prices Have Increased, but the Discount on Canadian Oil Has Also Risen

Global crude oil prices continued to increase in 2017, with the price of West Texas Intermediate (WTI) crude oil averaging just under US$51 per barrel, compared with an average of US$43 per barrel in 2016 (Chart A1.7). Prices were supported by stronger global demand and a supply agreement between Organization of the Petroleum Exporting Countries (OPEC) nations and 10 non-OPEC producers to restrain their collective output. As a result, in January WTI prices rose as high as US$66 per barrel for the first time since December 2014, before declining slightly in February.

Increasing U.S. production, driven by growth in the shale oil sector, has put a limit on price increases. U.S. crude oil production increased steadily through 2017, reaching its highest level in more than three decades. The U.S. Energy Information Administration estimates that U.S. crude oil production will increase further this year, reaching a historical high of 10 million barrels per day. Observers have noted that should the U.S. exceed these production levels, it could potentially overtake Saudi Arabia and Russia to become the world’s top crude oil producer.

The recent rise in global benchmark prices has not been matched by higher prices for Western Canadian producers. While Canadian production has continued to rise, reflecting past investments, pipeline capacity constraints have limited producers’ options for moving their products to U.S. markets. As a result, the discount on the Canadian effective price vis-à-vis WTI has risen to over US$20 to date in early 2018, more than double its 2017 average (US$9.61).

Looking ahead, crude oil futures prices continue to suggest that the benchmark WTI oil price will ease from current levels back to the US$50 range over the forecast horizon. Private sector economists surveyed by the Department of Finance Canada currently project that WTI prices will improve modestly over time to US$62 per barrel by 2022. These private sector projections are broadly on par with those in the 2017 Fall Economic Statement.

290	Annex 1

Economic and Fiscal Outlook	291

292	Annex 1

Housing Market Pressures Easing

Following rapid growth in prices and sales in recent years, housing market conditions have become more balanced in Toronto and Vancouver, and their surrounding regions.

While price gains for all dwelling types have been robust in these markets over the past few years, price growth of single-detached homes has slowed recently. Price growth for other dwelling types—notably apartment condominiums—has remained strong. Tight supply conditions in these markets remain an important factor affecting prices. Meanwhile, housing activity in the oil-producing provinces had been soft but has picked up in recent months, while activity in the rest of the country remains positive (Chart A1.9).

Going forward, housing demand across the country should continue to be supported by solid job and income gains, but tempered by rising interest rates and recent changes to mortgage underwriting Guideline B-20 for federally regulated lenders (including a mortgage rate stress test for uninsured mortgages).

Economic and Fiscal Outlook	293

Global Economic Developments

Global Economic Activity Is Firming

Internationally, economic momentum continues to strengthen. Following two consecutive years of deceleration, global growth finally accelerated in 2017, and was highly synchronized across regions with almost every part of the world registering growth. Building on this momentum, the pace of global economic expansion is expected to pick up further in 2018. In addition, the share of countries in recession is projected to decline to a record low (Chart A1.10).

However, the acceleration in global economic activity is expected to be somewhat constrained. While economic activity in emerging economies as a whole is expected to strengthen this year and next, most advanced economies are already growing faster than their estimated potential or trend growth rates, and thus as a group are not expected to accelerate further.

294	Annex 1

Global Financial Conditions Remain Supportive Despite a Recent Pullback in Equities

Monetary policy continues to be very accommodative, with the policy interest rates of most major central banks remaining low and some central banks continuing to deploy extraordinary monetary policy measures to support economic growth, close output gaps and help revive inflation.

Equity markets, which rose over much of the past two years, have recently seen declines accompanied by a surge in volatility. While sudden, these declines brought most indices back to where they were late last fall. Moreover, the factors that have supported markets for most of the past year remain largely in place, including an improving global economic backdrop, rising expectations for corporate profits, still highly accommodative monetary policy, and investors’ continued search for yield.

Improving economic momentum is leading a number of central banks—most notably the U.S. Federal Reserve—to gradually increase their policy interest rates and reduce their extraordinary measures (Chart A1.11). In this context, some longer-term interest rates have risen modestly, though they remain near historic lows. As central banks continue to normalize monetary policy, interest rates are expected to continue to gradually rise.

Economic and Fiscal Outlook	295

The U.S. Economy Is Operating at Potential

In the United States, the long recovery from the effects of the Great Recession appears to be complete. The U.S. economy has been operating near or even slightly above its potential in recent years, after almost a decade of running below its long-term trend level (Chart A1.12).

Alongside strong output growth, the U.S. labour market continues to strengthen, with solid job creation and steady gains in the employment rate of the 25 to 54 age group. The unemployment rate, at 4.1 per cent since October 2017, is at its lowest level since 2001. However, average hourly wages grew 2.5 per cent in 2017, broadly the same increase as in 2016. While wage growth has gradually trended higher since the end of the recession, the progression of both monthly and annual gains has been uneven.

Looking forward, the U.S. economy could see improved growth in 2018. However, the U.S. federal government deficit is projected to grow to over one trillion dollars next year, or about 5 per cent of GDP. Over the coming months, the Department of Finance Canada will conduct detailed analysis of the U.S. federal tax reforms to assess any potential impacts on Canada.

296	Annex 1

European Economies Surprised on the Upside in 2017

Economic growth has also accelerated across the euro area, increasing from 1.8 per cent in 2016 to an estimated 2.5 per cent in 2017. This is more than two times faster than the estimated potential growth rate of about 1 per cent for the euro area as a whole. Further, high-frequency indicators suggest a continuation of strong growth in early 2018 (Chart A1.13), and the IMF expects the pace of euro area growth to remain fairly elevated, at 2.2 per cent this year. This should result in the continued absorption of remaining economic spare capacity across euro area countries.

In the United Kingdom, growth slipped from 1.9 per cent in 2016 to 1.8 per cent last year, and is expected to continue to gradually slow over the near term. Weak consumer confidence and business investment, along with uncertainty related to the UK’s future trade relationship with the European Union (EU), should weigh on UK growth.

Canada is well placed to benefit from the steady economic activity in Europe. The Comprehensive Economic and Trade Agreement (CETA), which entered into force on September 21, 2017, eliminates virtually all tariffs on goods between Canada and the EU. The agreement gives Canadian exporters new access to one of the world’s largest single markets—at $21.8 trillion, the EU represents 22 per cent of global GDP, with half a billion consumers.

Economic and Fiscal Outlook	297

Strong Growth in China and Emerging Economies

Among the major emerging economies, overall growth firmed in 2017. This was largely due to recessions ending in Brazil and Russia, rather than a marked acceleration of growth in other emerging nations.

Nonetheless, growth among emerging economies is expected to continue to increase in 2018, mainly reflecting a pick-up in growth in Latin America and the Middle East, in part attributable to firmer commodity prices. In addition, a rising rate of economic expansion in India will further support the overall rate of growth in emerging economies (Chart A1.14).

However, a number of emerging economies remain vulnerable to sudden shifts in capital flows that could be triggered by an unexpected sharp appreciation of the U.S. dollar or a global repricing of risk. This is particularly true for countries with significant amounts of U.S.-dollar-denominated debt.

In China, growth is expected to continue to gradually slow in 2018 and beyond. However, China will continue to grow faster than most other countries, and faster than expected one year ago. Economic activity is expected to be supported by stronger external demand, and economic reforms and deleveraging are taking place very gradually to reduce the risk of an abrupt growth slowdown.

298	Annex 1

Canada has gained important new market access into the fast-growing Asia-Pacific region. On January 23, 2018, Canada was among the eleven countries that successfully concluded negotiations on the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP). This agreement will provide access to markets totalling $11.5 trillion, representing 12 per cent of the global economy and over 450 million consumers. This includes key markets such as Japan, Malaysia and Vietnam—representing $9.7 trillion in GDP—with which Canada has no existing preferential trading relationship. Nearly 87 per cent of tariffs faced by Canadian exporters will be eliminated upon the entry into force of the CPTPP, with most remaining tariffs to be eliminated within 15 years.

Budget 2018 Economic Outlook

The economic and fiscal projections contained in this budget are based on the December 2017 survey of private sector economists. Details of the full private sector economic outlook are presented in Annex 2.

In summary, economists expect real GDP growth of 3.0 per cent in 2017, the same rate as in the 2017 Fall Economic Statement but significantly higher than the 2.1 per cent originally projected in Budget 2017. The outlook for real GDP growth is slightly improved for 2018 but little changed thereafter (Table A1.1). The outlook for GDP inflation (the broadest measure of economy-wide price inflation) has been revised down in both 2017 and 2018 compared to the 2017 Fall Economic Statement forecast. Going forward, the outlook for GDP inflation is broadly in line with the previous forecast.

As a result, expectations for growth in nominal GDP—the broadest measure of the tax base—have been revised down for 2017 (from 5.5 per cent to 5.2 per cent), but are largely unchanged thereafter. The level of nominal GDP over the projection horizon is $4 billion lower per year, on average, than was anticipated in the 2017 Fall Economic Statement, but still more than $20 billion higher than projected in Budget 2017.

Economic and Fiscal Outlook	299

Table A1.1

Average Private Sector Forecasts

per cent, unless otherwise indicated

	2017	2018	2019	2020	2021	2022	2017– 2022

Real GDP growth
Budget 2017[1]	2.1	2.0	1.7	1.7	1.8	–	–
2017 Fall Economic Statement[1]	3.0	2.1	1.6	1.7	1.7	1.8	2.0
Budget 2018	3.0	2.2	1.6	1.7	1.6	1.8	2.0

GDP inflation
Budget 2017[1]	2.2	2.0	1.8	2.1	2.0	–	–
2017 Fall Economic Statement[1]	2.4	1.9	1.8	2.0	1.9	1.9	2.0
Budget 2018	2.2	1.8	1.9	2.0	2.0	1.9	2.0

Nominal GDP growth
Budget 2017[1]	4.3	4.0	3.5	3.8	3.8	–	–
2017 Fall Economic Statement[1]	5.5	4.1	3.4	3.7	3.6	3.8	4.0
Budget 2018	5.2	4.0	3.5	3.8	3.6	3.8	4.0

Nominal GDP level (billions of dollars)
Budget 2017[1]	2,120	2,205	2,282	2,369	2,459	–	–
2017 Fall Economic Statement[1]	2,146	2,234	2,311	2,397	2,483	2,577
Budget 2018	2,142	2,228	2,306	2,394	2,481	2,575
Difference between Budget 2017 and Budget 2018	22	23	24	25	22	–	–
Difference between 2017 Fall Economic Statement and Budget 2018	-5	-6	-5	-3	-2	-2	-4

1	GDP figures have been restated to reflect the historical revisions to the Canadian System of National Accounts, which were published along with data for the third quarter of 2017, released on December 1, 2017.

Sources: For Budget 2017, Department of Finance Canada December 2016 survey of private sector economists; for the 2017 Fall Economic Statement, Department of Finance Canada September 2017 survey of private sector economists; for Budget 2018, Department of Finance Canada December 2017 survey of private sector economists; Statistics Canada.

300	Annex 1

Risk Assessment

While the global and Canadian economies have evolved largely as expected since the Fall Economic Statement, both upside and downside risks remain which could affect the economic outlook. In particular:

•	Stronger and more durable growth in the global economy than currently expected would benefit Canadian economic activity.

•

Household spending and business investment in Canada could continue to surprise on the upside given elevated business and consumer confidence, tightened business capacity and labour market conditions, and rising wage growth.

•

As global oil markets continue to move closer to balance, oil prices could be higher than expected in the medium term. Higher-than-expected demand for oil with more significant supply constraints in the future, reflecting recent cuts in global oil and gas investment, could tip the balance towards higher oil prices, benefitting income and investment in Canada. However, a persistent or widening gap between Western Texas Intermediate and Western Canada Select crude oil prices could partially erode this benefit.

At the same time, there are a number of downside risks to the outlook.

•	Uncertainty regarding the outcome of North American Free Trade Agreement negotiations as well as a notable shift towards more protectionism globally could impact Canada.

•

As some advanced economy central banks, such as the U.S. Federal Reserve, continue to normalize monetary policy, financial conditions could tighten faster than anticipated, especially as they have remained surprisingly favourable over the past year. Tighter-than-expected financial conditions could create turbulence in world financial markets, especially in the context of elevated market valuations, although the recent pullback in global markets has relieved some pressure. This would affect Canadian businesses and households through a combination of higher interest rates, negative wealth effects and/or lower confidence.

•	High household debt remains a key domestic vulnerability for Canadian consumption and housing activity in the case of a large shock to income, house prices or interest rates.

Overall, the risks to the December 2017 economic outlook are broadly balanced in the short term, and continuing engagement with survey participants has confirmed that the outlook is an appropriate basis for fiscal planning. Budget 2018 includes an adjustment for risk of $3.0 billion in 2018–19 and future years to account for risks and uncertainty in the economic and fiscal forecast.

Economic and Fiscal Outlook	301

Budget 2018 Fiscal Outlook

Baseline economic and year-to-date developments since the 2017 Fall Economic Statement (FES 2017) have improved the outlook for the budgetary balance over the forecast horizon, by an average of approximately $3.3 billion per year. A detailed summary of changes to the fiscal outlook since FES 2017 is provided in Annex 2.

Continued Investments in a Strong Middle Class

Budget 2018 builds on the Government’s previous actions, and proposes smart, targeted investments that will help create the conditions required to foster economic growth and provide more opportunities for the middle class. The fiscal implications of developments since FES 2017, including the costs of Budget 2018 proposals, are shown in Table A1.2 below.

Table A1.2

Economic and Fiscal Developments Since the 2017 Fall Economic Statement (FES 2017) and Investments Included in Budget 2018

billions of dollars

		Projection
	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023
FES 2017 budgetary balance	-19.9	-18.6	-17.3	-16.8	-13.9	-12.5
Adjustment for risk from FES 2017	1.5	3.0	3.0	3.0	3.0	3.0
FES 2017 budgetary balance (without risk adjustment)	-18.4	-15.6	-14.3	-13.8	-10.9	-9.5
Economic and fiscal developments since FES 2017	3.0	3.6	4.1	3.5	2.8	2.8
Revised budgetary balance before policy actions and investments	-15.4	-12.0	-10.3	-10.3	-8.1	-6.7
Policy actions since FES 2017	2.4	2.2	-1.7	-1.6	-0.5	0.3
Investments in Budget 2018
Growth	0.0	0.3	-0.1	0.3	0.2	0.3
Progress	0.0	-0.9	-1.2	-1.4	-1.4	-1.6
Reconciliation	-0.1	-1.4	-1.2	-0.8	-0.7	-0.6
Advancement	-4.2	-1.8	-1.3	-1.3	-1.2	-0.6
Other Budget 2018 investments	-2.1	-1.6	1.1	1.1	0.9	-0.4
Total investments in Budget 2018	-6.3	-5.4	-2.6	-2.0	-2.2	-3.0
Total policy actions and investments	-4.0	-3.1	-4.3	-3.6	-2.7	-2.6
Budgetary balance	-19.4	-15.1	-14.5	-13.9	-10.8	-9.3
Adjustment for risk		-3.0	-3.0	-3.0	-3.0	-3.0
Final budgetary balance (with risk adjustment)	-19.4	-18.1	-17.5	-16.9	-13.8	-12.3
Federal debt (per cent of GDP)	30.4	30.1	29.8	29.4	28.9	28.4

Notes: A negative number implies a deterioration in the budgetary balance. A positive number implies an improvement in the budgetary balance.

302	Annex 1

A Downward Deficit and Debt Ratio Track

Growth-generating investments in people, in communities and in the economy are balanced by sound fiscal management. The federal debt-to-GDP ratio is projected to decline gradually over the forecast horizon, reaching 28.4 per cent in 2022–23. According to the IMF, Canada’s net debt-to-GDP ratio is by far the lowest among G7 countries and less than half the G7 average (Chart A1.15).

The Budget 2018 fiscal track continues to show steady improvements in the Government’s annual budgetary balance, which is nearly $7 billion lower annually, on average, than projected in Budget 2017.

Economic and Fiscal Outlook	303

The Government will maintain this downward deficit and debt ratio track. Low debt levels support economic growth and intergenerational equity by keeping interest costs low and preserving flexibility to face future economic shocks and challenges.

304	Annex 1

Continued Economic Strength Would Accelerate Deficit Reduction

The fiscal projections presented in this budget are based on an average of the December 2017 private sector economic outlook survey. However, economists surveyed offered a wide range of views regarding future economic growth and, therefore, the path of nominal GDP (the broadest measure of the tax base). Changes in economic growth assumptions can also have large impacts on the budgetary balance and debt-to-GDP profile over an extended projection horizon.

For example, if the Government based current fiscal projections on the average of the top four individual forecasts for nominal GDP growth—which is equivalent to nominal GDP growth being 0.3 percentage points per year higher, on average, than in the full survey—the budgetary balance would improve by $3.0 billion per year on average (Chart A1.17).

Conversely, basing fiscal projections on the average of the bottom four individual forecasts for nominal GDP growth—which is equivalent to nominal GDP growth being 0.3 percentage points per year lower, on average, than in the full survey—the budgetary balance would worsen by $3.5 billion per year on average, and the federal debt-to-GDP ratio would still decline, but be 1.2 percentage points higher than projected in 2022–23.

Economic and Fiscal Outlook	305

Details of Economic and Fiscal Projections

Contents

Budget 2018 Economic and Fiscal Projections are detailed in this Annex in the following sections:

1.	Private Sector Economic Projections

2.	Economic and Fiscal Developments and Policy Actions since the 2017 Fall Economic Statement

2.1	Impact of Economic and Fiscal Developments since the 2017 Fall Economic Statement

2.2	Policy Actions since the 2017 Fall Economic Statement

2.3	Other Budget 2018 Measures (Not Included in Previous Chapters)

3.	Fiscal Projections

3.1	Summary Statement of Transactions
3.2	Outlook for Budgetary Revenues
3.3	Outlook for Program Expenses
3.4	Financial Source/Requirement

4.	Supplementary Information

4.1	Budget 2018 Investments by Department (Cash Basis)

4.2	Reconciliation of Budget 2018 Expenses with 2018–19 Planned Estimates
4.3	Sensitivity of Fiscal Projections to Economic Shocks
4.4	Update on Allocation of Infrastructure Investments

Details of Economic and Fiscal Projections	307

1. Private Sector Economic Projections

The average of private sector forecasts has been used as the basis for fiscal planning since 1994 and introduces an element of independence into the Government’s fiscal forecast. This practice has been supported by international organizations such as the International Monetary Fund.

The Department of Finance Canada regularly surveys private sector economists on their views on the outlook for the Canadian economy. The economic forecast presented in this section is based on a survey conducted in December 2017.

The December 2017 survey includes the views of 14 private sector economists:

1.	BMO Capital Markets,
2.	Caisse de dépôt et placement du Québec,
3.	Canadian Federation of Independent Business,
4.	CIBC World Markets,
5.	The Conference Board of Canada,
6.	Desjardins,
7.	IHS Global Insight,
8.	Industrial Alliance Insurance and Financial Services Inc.,
9.	Laurentian Bank Securities,
10.	National Bank Financial Markets,
11.	Royal Bank of Canada,
12.	Scotiabank,
13.	TD Bank Financial Group, and
14.	the University of Toronto (Policy and Economic Analysis Program).

308	Annex 2

Table A2.1

Average Private Sector Forecasts

per cent, unless otherwise indicated

	2017	2018	2019	2020	2021	2022	2017– 2022
Real GDP growth
Budget 2017[1]	2.1	2.0	1.7	1.7	1.8	–	–
2017 Fall Economic Statement [1]	3.0	2.1	1.6	1.7	1.7	1.8	2.0
Budget 2018	3.0	2.2	1.6	1.7	1.6	1.8	2.0
GDP inflation
Budget 2017[1]	2.2	2.0	1.8	2.1	2.0	–	–
2017 Fall Economic Statement [1]	2.4	1.9	1.8	2.0	1.9	1.9	2.0
Budget 2018	2.2	1.8	1.9	2.0	2.0	1.9	2.0
Nominal GDP growth
Budget 2017[1]	4.3	4.0	3.5	3.8	3.8	–	–
2017 Fall Economic Statement [1]	5.5	4.1	3.4	3.7	3.6	3.8	4.0
Budget 2018	5.2	4.0	3.5	3.8	3.6	3.8	4.0
Nominal GDP level (billions of dollars)
Budget 2017[1]	2,120	2,205	2,282	2,369	2,459	–	–
2017 Fall Economic Statement [1]	2,146	2,234	2,311	2,397	2,483	2,577
Budget 2018	2,142	2,228	2,306	2,394	2,481	2,575
Difference between Budget 2017 and Budget 2018	22	23	24	25	22	–	–
Difference between 2017 Fall Economic Statement and Budget 2018	-5	-6	-5	-3	-2	-2	-4
3-month treasury bill rate
Budget 2017	0.6	0.9	1.4	1.8	2.3	–	–
2017 Fall Economic Statement	0.8	1.5	2.0	2.3	2.5	2.7	2.0
Budget 2018	0.7	1.4	2.0	2.3	2.5	2.5	1.9
10-year government bond rate
Budget 2017	1.8	2.3	2.7	3.0	3.3	–	–
2017 Fall Economic Statement	1.8	2.5	2.9	3.1	3.3	3.5	2.8
Budget 2018	1.8	2.3	2.8	3.1	3.2	3.3	2.7
Exchange rate (US cents/C$)
Budget 2017	74.5	76.1	77.4	79.3	81.3	–	–
2017 Fall Economic Statement	77.8	81.3	81.2	81.4	81.2	82.4	80.9
Budget 2018	77.2	79.0	79.6	80.3	80.6	81.2	79.7
Unemployment rate
Budget 2017	6.9	6.7	6.7	6.6	6.4	–	–
2017 Fall Economic Statement	6.5	6.3	6.3	6.4	6.3	6.1	6.3
Budget 2018	6.4	6.0	6.0	6.1	6.0	6.0	6.1

Details of Economic and Fiscal Projections	309

	2017	2018	2019	2020	2021	2022	2017– 2022
Consumer Price Index inflation
Budget 2017	2.0	2.0	1.9	1.9	2.0	–	–
2017 Fall Economic Statement	1.6	1.9	1.9	1.9	1.9	2.0	1.9
Budget 2018	1.6	1.9	2.0	1.9	1.9	2.0	1.9
U.S. real GDP growth
Budget 2017	2.3	2.3	1.8	1.9	2.0	–	–
2017 Fall Economic Statement	2.2	2.3	1.9	1.9	1.9	1.9	2.0
Budget 2018	2.3	2.4	1.9	1.9	1.8	1.9	2.0
WTI crude oil price ($US per barrel)
Budget 2017	54	59	56	59	64	–	–
2017 Fall Economic Statement	50	53	54	56	59	62	56
Budget 2018	51	56	57	57	59	62	57

1	Figures have been restated to reflect the historical revisions to the Canadian System of National Accounts, which were published along with data for the third quarter of 2017, released on December 1, 2017.

Sources: For Budget 2017, Department of Finance Canada December 2016 survey of private sector economists; for the 2017 Fall Economic Statement, Department of Finance Canada September 2017 survey of private sector economists; for Budget 2018, Department of Finance Canada December 2017 survey of private sector economists; Statistics Canada.

310	Annex 2

2. Economic and Fiscal Developments and Policy Actions since the 2017 Fall Economic Statement

Table A2.2

Impact of Economic and Fiscal Developments and Policy Actions and Investments since the 2017 Fall Economic Statement billions of dollars

	Projection
	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023
FES 2017 budgetary balance[1]	-19.9	-18.6	-17.3	-16.8	-13.9	-12.5
Adjustment for risk from FES 2017	1.5	3.0	3.0	3.0	3.0	3.0
FES 2017 budgetary balance (without risk adjustment)	-18.4	-15.6	-14.3	-13.8	-10.9	-9.5
Economic and fiscal developments since FES 2017	3.0	3.6	4.1	3.5	2.8	2.8
Revised budgetary balance before policy actions and investments	-15.4	-12.0	-10.3	-10.3	-8.1	-6.7
Policy actions since FES 2017[2]	2.4	2.2	-1.7	-1.6	-0.5	0.3
Investments in Budget 2018
Growth	0.0	0.3	-0.1	0.3	0.2	0.3
Progress	0.0	-0.9	-1.2	-1.4	-1.4	-1.6
Reconciliation	-0.1	-1.4	-1.2	-0.8	-0.7	-0.6
Advancement	-4.2	-1.8	-1.3	-1.3	-1.2	-0.6
Other Budget 2018 investments[3]	-2.1	-1.6	1.1	1.1	0.9	-0.4
Total investments in Budget 2018	-6.3	-5.4	-2.6	-2.0	-2.2	-3.0
Total policy actions and investments since FES 2017	-4.0	-3.1	-4.3	-3.6	-2.7	-2.6
Budgetary balance	-19.4	-15.1	-14.5	-13.9	-10.8	-9.3
Federal debt (per cent of GDP)	30.4	29.9	29.5	29.0	28.4	27.8
Adjustment for risk		-3.0	-3.0	-3.0	-3.0	-3.0
Final budgetary balance (with risk adjustment)	-19.4	-18.1	-17.5	-16.9	-13.8	-12.3
Federal debt (per cent of GDP)	30.4	30.1	29.8	29.4	28.9	28.4
Note:	Totals may not add due to rounding.
1	A negative number implies a deterioration in the budgetary balance (lower revenues or higher spending). A positive number implies an improvement in the budgetary balance (higher revenues or lower spending).
2	Table A2.4 provides a detailed list of policy actions since FES 2017.
3	Table A2.5 provides a detailed list of other Budget 2018 investments.

Details of Economic and Fiscal Projections	311

2.1 Impact of Economic and Fiscal Developments since the 2017 Fall Economic Statement

Table A2.3

Economic and Fiscal Developments

billions of dollars

	Projection
	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023
Economic and fiscal developments by component:
Budgetary revenues
Income taxes	1.0	0.3	0.2	0.5	0.3	-0.2
Excise taxes/duties	0.0	0.3	0.8	1.0	1.2	1.2
Employment Insurance premiums	-0.5	-0.4	-0.4	-0.5	-0.5	-0.6
Other revenues	-1.7	-0.8	0.2	0.0	-0.1	0.6
Total	-1.1	-0.7	0.8	1.1	0.9	1.0
Program expenses
Major transfers to persons	1.0	0.6	0.4	0.3	0.3	0.4
Major transfers to other levels of government	-0.2	0.1	0.0	-0.1	-0.1	-0.2
Direct program expenses	3.5	3.5	2.7	2.3	2.0	1.9
Total	4.3	4.1	3.1	2.5	2.2	2.1
Public debt charges	-0.2	0.2	0.2	-0.1	-0.3	-0.3
Total economic and fiscal developments	3.0	3.6	4.1	3.5	2.8	2.8

Relative to the 2017 Fall Economic Statement, budgetary revenues are projected to be lower in 2017–18 and 2018–19 primarily as a result of a downward revision to projected revenues from consolidated Crown corporations (particularly the Canadian Commercial Corporation) in the other revenue category. Revenues are up slightly over the remainder of the forecast horizon, due largely to higher projected excise taxes and duties.

Relative to FES 2017, income tax revenues are expected to be higher over most of the projection horizon. In 2017–18, upward revisions to corporate income tax and non-resident income tax revenues—primarily reflecting year-to-date developments—result in an increase of $1.0 billion. Over the remainder of the forecast horizon, income tax revenues were revised up slightly by an average of $0.2 billion, per year.

Excise taxes and duties have been revised up relative to FES 2017 due to stronger-than-expected year-to-date fiscal results for customs and import duties and a projected strengthening in the taxable consumption base.

Employment Insurance (EI) premium revenues are projected to be lower than at the time of FES 2017. This is a result of the lower projected unemployment rate, which results in lower projected EI benefits and a projected decrease in the EI premium rate on a status quo basis (before Budget 2018 measures).

312	Annex 2

With respect to expenses, major transfers to persons are projected to be lower throughout the forecast horizon compared to FES 2017, as the improved labour market outlook leads to lower projected EI benefit expenses.

Major transfers to other levels of government are broadly similar to FES 2017 projections. The small increase in 2017–18 is due to a lower expected value for the Quebec Abatement. The increase in the last three years of the horizon reflects higher Territorial Formula Financing transfers compared to FES 2017.

Compared to FES 2017, direct program expenses are lower, reflecting lower projected expenses for consolidated Crown corporations (particularly the Canadian Commercial Corporation), year-to-date results (including lower bad debt expenses on tax receivables) and updated departmental outlooks. Partially offsetting this, expenses related to pensions and employee future benefits are higher, reflecting the actuarial loss on plan liabilities as a result of lower projected interest rates compared to FES 2017.

Public debt charges are higher in 2017–18 compared to FES 2017, as a decrease in expected returns on pension fund assets leads to higher interest expenses. In 2018–19 and 2019–20, public debt charges are lower as lower forecast interest rates more than offset higher pension fund interest expenses from lower expected returns. From 2020–21, increases to both pension fund interest expenses and higher financial requirements lead to increased public debt charges compared to FES 2017.

Details of Economic and Fiscal Projections	313

2.2 Policy Actions Announced since the 2017 Fall Economic Statement

Table A2.4

Policy Actions Announced since the 2017 Fall Economic Statement 1 millions of dollars

	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	Total
Reprofile of Infrastructure Programs	-2,676	-2,198	1,316	1,387	258	-627	-2,541

Update of the spending profile of a number of infrastructure programs to ensure that the timing of federal infrastructure funding matches expected project spending by municipal, provincial and territorial governments, and that funding is available when it is needed while maintaining the Government’s full financial commitment. See section 4.4 for a full update on the allocation of infrastructure investments.

Canada-China Year of Tourism	0	9	1	1	0	0	11

Funding for Innovation, Science and Economic Development Canada to support activities such as hosting the closing ceremony for the Canada-China Year of Tourism and working closely with Canadian businesses as they prepare to welcome an increased number of tourists from China.

Chair of the Open Government Partnership	0	0	1	0	0	0	1
Funding for the Treasury Board Secretariat in support of the Open Government Partnership, which aims to promote transparency, empower citizens, and harness new technologies to strengthen governance.
Investing in Canada’s Historic Parliamentary Buildings	8	12	8	13	22	13	75
Less: Existing Departmental Resources	-8	-16	-13	-19	-7	-9	-70
Funding for Public Services and Procurement Canada to continue the renovation of the historic and iconic Parliamentary Precinct.
Introducing a Taxation Regime for Cannabis	8	13	17	20	24	0	82
Funding for the Canada Revenue Agency to establish and administer the new excise taxation regime for cannabis.
First Nations Child and Family Services	33	0	0	0	0	0	33
Funding for the Department of Indigenous Services Canada to improve services for Indigenous children in care provided by the First Nations Child and Family Services Program.
Adult Upskilling Pilot Program	0	3	-4	-10	0	0	-11

Funding in support of the Canada Student Loans Program pilot project for adult learners announced in Budget 2017, amended to introduce: a top-up grant of $1,600 per year and a time limited regulatory change to allow student financial assistance applicants who experience a decline in income to be reassessed for Canada Student Grants (in addition to Canada Student Loans and other provincial and territorial assistance) based on their current year’s income.

Addressing Irregular Migration	11	0	0	0	0	0	11
Funding for Immigration, Refugees and Citizenship Canada to address operational pressures resulting from irregular migration.
Emergency Management Assistance Program	128	0	0	0	0	0	128
Funding for Indigenous and Northern Affairs Canada to support the Emergency Management Assistance Program with the costs of response and recovery activities on reserve following an emergency event.
Supporting the Responsiveness of the Social Security Tribunal	11	11	12	1	1	1	36
Less: Projected Revenues	-5	-6	-8	-3	-3	-3	-28
Funding for the Administrative Tribunal Support Service of Canada to address workload and program integrity pressures for the Social Security Tribunal.
Correctional Service of Canada	2	10	2	2	2	2	17
Funding provided to the Correctional Service of Canada to account for fluctuations in the everyday costs associated with correctional operations.
Supporting First Nations and Inuit Health	80	0	0	0	0	0	80
Funding for the Department of Indigenous Services to maintain service levels under the Non-Insured Health Benefits Program and Indian Residential Schools Resolution Health Support Program.

314	Annex 2

	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	Total
2018 to 2020 Immigration Levels	2	86	146	180	208	236	857
Less: Funds existing in the Fiscal Framework	-4	-3	-2	-7	-16	-25	-56

Funding for Immigration, Refugees and Citizenship Canada and partners to increase permanent resident admission targets from the 2017 level of 300,000 to 310,000 in 2018, 330,000 in 2019 and 340,000 in 2020. This funding will help Canada to meet its labour market needs while balancing commitments to reunite families and offer protection to those most in need.

Support for Fallen Public Safety Officers	0	24	24	23	23	23	117
Less: Funds existing in the Fiscal Framework	0	-20	-20	-20	-20	-20	-100
Funding for Public Safety Canada to support families of firefighters, police officers and paramedics that have fallen in the line of duty.
Improving Labour Standards in Free Trade Partner Countries	0	1	1	1	0	0	2

Funding for Employment and Social Development Canada to increase capacity to monitor and enforce labour standards in free trade partner countries, which will help create a level playing field and protect Canadian workers and businesses from unfair competition.

First Nations Policing Program	0	21	31	41	46	51	189

Funding for Public Safety Canada to enable communities participating in the First Nations Policing Program to maintain their current level of service, given increasing costs of policing. This ongoing funding also provides an additional 110 police officer positions in Indigenous communities served under the program.

Canada’s 2018 G7 Presidency and Leaders’ Summit	205	381	2	2	2	2	594

Funding for the delivery of logistics and security for Canada’s 2018 G7 Presidency. This will enable Canada to host a series of high-profile events across the country, including the G7 Leaders’ Summit to be held in La Malbaie, Québec.

Security and Stabilization Capacity Building Efforts Under Operation IMPACT	23	37	0	0	0	0	60
Less: Funds existing in the Fiscal Framework	0	-49	0	0	0	0	-49
Less: Existing Departmental Resources	0	-12	0	0	0	0	-12

Funding for National Defence to support Canada’s efforts as a part of Operation IMPACT, the Global Coalition against Daesh in Iraq and Syria. This will allow Canada to support regional security and stabilization efforts in Jordan and Lebanon and to help build the capacity of the Iraqi Security Forces.

Global Affairs Canada Quasi-Statutory Adjustments	0	-28	-46	-46	-46	-46	-211
Funding adjustments for Global Affairs Canada to reflect non-discretionary cost increases or savings for operation of missions abroad, such as those related to inflation and currency fluctuations.
China - Scholarships and Internships	0	1	1	1	1	1	4

Funding for Global Affairs Canada to offer Canadian students internship and scholarship opportunities in China. This will help to improve cultural ties between Canada and China and provide Canadian students with valuable experience.

Labour Market Development Agreements	0	0	0	0	0	0	0
An adjustment of framework safeguards and conditions to allow provinces and territories to use up to 10 per cent of the additional funding provided in Budget 2017 towards administration.
(Net) fiscal impact of non-announced measures	-180	-524	191	8	-16	68	-453

The net fiscal impact of measures that are not announced is presented at the aggregate level, and would include provisions for anticipated Cabinet decisions not yet made and funding decisions related to national security, commercial sensitivity and litigation issues.

Net Fiscal Impact - Total Policy Actions Since the 2017 Fall Economic Statement	-2,362	-2,247	1,657	1,573	479	-333	-1,233
Note:	Totals may not add due to rounding.
1	The Government’s spending plans are generally laid out in the annual budget. Due to operational reasons, some funding decisions may be required between budgets. All such “off-cycle” funding decisions taken since the 2017 Fall Economic Statement that are not discussed in the previous chapters are detailed in this table.

Details of Economic and Fiscal Projections	315

2.3 Other Budget 2018 Measures (Not Included in Previous Chapters)

Table A2.5

Other Budget 2018 Measures

millions of dollars

	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	Total
Long-Term Sustainability of the Coast Guard Fleet	0	13	11	0	2	4	29
Funding proposed for Fisheries and Oceans Canada for the Canadian Coast Guard to maintain existing fleet capabilities and enable forward planning for a sustainable future.
Gairdner Foundation	0	0	0	0	0	0	1
Funding proposed for the Gairdner Foundation’s activities, including far Canadian and international outreach efforts and to expand the diversity of recipients.
Modernizing the Canadian Transportation Agency	0	3	3	3	0	0	9
Less: Existing Departmental Resources	0	-1	-1	-1	0	0	-3
Funding proposed for the Canadian Transportation Agency to support its modernization initiative. Over the next three years, the Agency will develop a cost recovery mechanism for its services.
Strengthening Airports Serving Remote Communities	0	0	0	1	2	2	5

Funding proposed to address urgent capital needs supporting the safe and continued operations of small airports owned and operated by the Government of Canada, which primarily serve remote and isolated communities.

Marine Atlantic Inc. Vessel Refurbishment	-	-	-	-	-	-	-
Funding proposed for Transport Canada for the refurbishment of Marine Atlantic Inc.‘s aging vessel, the MV Leif Ericson. Funding amounts are not being released due to an upcoming procurement.
Modernizing VIA Rail Passenger Service	0	3	3	2	0	0	8
Funding proposed for Transport Canada to support the continued in-depth assessment of VIA Rail’s high-frequency rail proposal for the Toronto-Quebec City corridor.
Renewing VIA Rail’s Fleet	-	-	-	-	-	-	-

Funding proposed for Transport Canada to replace VIA Rail’s cars and locomotives for use in the Windsor-Quebec City Corridor, ensuring that VIA Rail’s rolling stock in the Corridor will remain safe and comfortable, and generate fewer greenhouse gas emissions. Funding amounts are not being released due to an upcoming procurement.

Protecting the Integrity of Transportation Infrastructure in Montreal	0	55	38	80	146	124	444

Funding proposed for Jacques Cartier and Champlain Bridges Incorporated to support the ongoing maintenance and rehabilitation of federally-owned bridges and other transportation infrastructure in the Montreal area.

Public Service and Procurement Canada – Real Property Repairs and Maintenance	0	275	0	0	0	0	275
Additional funding proposed for the Federal Accommodation Program to provide office accommodation and related real property services to federal departments and agencies.
Maintaining Service Levels of the Controlled Goods Program	0	4	0	0	0	0	4
Funding proposed to maintain the Controlled Goods Program, which oversees the examination, possession and transfer of controlled goods (primarily defence weaponry) within Canada.
Service Income Security Insurance Plan and other Public Service Employee Benefits	623	554	511	0	0	0	1,688

Funding proposed to ensure the ongoing sustainability of the long-term disability benefits plan for medically-released members of the Canadian Armed Forces and for employer-related costs of other employee benefit programs, such as the Public Service Health Care Plan.

Additional Funding for the Office of the Commissioner of Lobbying	0	0	0	0	0	0	1
Funding proposed for the Office of the Commissioner of Lobbying to relocate the offices and staff of the Commissioner upon the expiry of its current lease in 2019.
Public Service Centre on Diversity, Inclusion and Wellness	0	5	5	4	4	4	20

Funding proposed for the President of the Treasury Board to establish a Public Service Centre on Diversity, Inclusion and Wellness, to support departments and agencies in creating safe, healthy, diverse and inclusive workplaces. Proposed funding includes ongoing funding of $3.6 million.

316	Annex 2

2017– 2018		2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	Total
Strengthening Canada’s Food Safety System	0	16	16	16	0	0	47

Funding proposed to the Canadian Food Inspection Agency to support activities that help address food safety risks before they reach domestic consumers, including improving risk intelligence and oversight, offshore prevention activities, and improving compliance of international and domestic businesses to food safety regulations.

Securing Market Access for Canada’s Agriculture and Agri-food Products	0	6	6	6	6	6	29

Funding proposed to the Canadian Food Inspection Agency to support the negotiations of export conditions for agricultural, fishery and forestry products and certification of Canadian exports against other countries’ import requirements.

Sustainable Aquaculture Program	0	11	11	0	0	0	22

Funding proposed for Fisheries and Oceans Canada to renew the Sustainable Aquaculture Program for two years in support of an improved regulatory system. This funding will continue to support regulatory aquaculture science, work related to regulatory reform and governance, and public reporting on the environmental and economic performance of Canada’s aquaculture sector.

Improving Access to the Digital Economy	0	5	5	5	5	5	27

Funding proposed for Innovation, Science and Economic Development Canada to increase access to computers and promote the development of information and communication technology skills required for participation in the digital and knowledge-based economy.

Maintaining Rail Service to Remote Communities	0	11	0	0	0	0	11

Funding proposed for Transport Canada for the renewal of the Remote Passenger Rail Program. This program helps support two passenger rail services, the Sept-Îles–Schefferville service in Quebec and Labrador, and the The Pas–Pukatawagan service in northern Manitoba.

Strengthening Capacity for Environmental Assessments	0	1	1	0	0	0	2
Funding proposed for Transport Canada for the renewal of its participation in environmental assessments under the Northern Projects Management Office.
Strengthening Motor Vehicle Safety	0	4	0	0	0	0	4
Funding proposed for Transport Canada to maintain safety oversight under the Canada Motor Vehicle Safety Act, to address emerging technologies and support the modernization of the Act.
Ensuring the Safe Operation of Tankers	0	3	3	3	0	0	10
Funding proposed for Transport Canada to continue to inspect 100 per cent of foreign-registered oil tankers on their first visit to Canada and once annually thereafter.
Canada’s Co-Chairmanship of the G-20 Framework Working Group	0	1	1	1	1	1	4
Funding proposed for the Department of Finance to support Canada’s role as co-chair of the G20 Working Group for the Framework for Strong, Sustainable, Balanced and Inclusive Growth.
The Office of the Auditor General	0	6	7	7	8	8	36

Additional proposed funding to the Office of the Auditor General in response to an increase in audit work resulting from a rise in the complexity and volume of government operations and transactions. Proposed funding includes ongoing funding of $8.3 million.

Rebalancing Elections Canada’s Expenditures	0	3	11	12	12	12	51
Less: Reduction in Statutory Authority	0	-3	-13	-15	-15	-15	-61
Funding proposed to rebalance Elections Canada’s funding mix by increasing its annual appropriations and reducing amounts charged to its statutory authority.
Reprofile of Indigenous Infrastructure Allocation	0	75	125	150	100	0	450
A modification of the funding profile of Budget 2017 investments is proposed to provide stable, long-term funding to support infrastructure in Indigenous communities
Renewal of Equalization and Territorial Formula Financing
Renewal of Equalization	-	-	-	-	-	-	-
Renewal of Territorial Formula Financing	0	0	-2	-2	-2	-2	-7
Transition Payments to Territories	0	0	3	3	3	3	12

Proposed renewal of Equalization and Territorial Formula Financing (TFF) for a five-year period beginning April 1, 2019, with technical changes to improve the accuracy and efficiency of the calculation of entitlements and proposed transition payments of $1.3 million to Yukon and $1.7 million to the Northwest Territories from 2019–20 until 2023–24 to offset projected negative impacts of the changes on TFF entitlements over the course of the renewal period. The Government intends to introduce legislation to implement the transfer renewal and transition payments to the territories. Technical changes will be implemented through regulatory amendments.

Funding to support the establishment of a National Council for Reconciliation	0	2	0	0	0	0	2
Funding proposed to support work to establish a National Reconciliation Council.

Details of Economic and Fiscal Projections	317

	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	Total
Finance Canada Analytical Capacity	0	2	2	2	2	2	8
Additional staff at the Department of Finance to support a new fiscal relationship with Indigenous Peoples.
Repurposing and Reprofiling of Funds for Drug- Impaired Driving Labs	-1	-3	-1	0	1	0	-4
Funding adjustment for the Royal Canadian Mounted Police to support a revised approach to drug toxicology in support of Canada’s new drug-impaired driving regime.
(Net) fiscal impact of measures discussed in Tax Measures: Supplementary Information and Strengthening and Modernizing Canada’s Financial Sector (Annex 3)	0	7	23	37	62	93	222
(Net) fiscal impact of non-announced measures	1,443	516	-1,902	-1,432	-1,205	186	-2,392

The net fiscal impact of measures that are not announced is presented at the aggregate level, and would include provisions for anticipated Cabinet decisions not yet made and funding decisions related to national security, commercial sensitivity and litigation issues.

Net Fiscal Impact - Total Additional Budget 2018 Measures	2,066	1,572	-1,134	-1,117	-868	433	952

Note: Totals may not add due to rounding.

318	Annex 2

3. Fiscal Projections

3.1 Summary Statement of Transactions

Table A2.6

Summary Statement of Transactions

billions of dollars

		Projection
	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023
Budgetary revenues	293.5	309.6	323.4	335.5	348.0	362.1	373.9
Program expenses	287.2	304.6	312.2	321.5	331.5	340.7	350.1
Public debt charges	24.1	24.4	26.3	28.6	30.3	32.2	33.1
Total expenses	311.3	329.0	338.5	350.0	361.9	372.9	383.2
Adjustment for risk			-3.0	-3.0	-3.0	-3.0	-3.0
Final budgetary balance	-17.8	-19.4	-18.1	-17.5	-16.9	-13.8	-12.3
Financial position
Total liabilities	1,097.2	1,129.6	1,162.0	1,194.1	1,226.5	1,257.0	1,288.3
Financial assets[1]	382.8	392.9	404.2	415.6	428.3	441.4	456.8
Net debt	714.5	736.7	757.8	778.5	798.1	815.6	831.5
Non-financial assets	82.6	85.3	88.2	91.4	94.2	97.8	101.4
Federal debt[1]	631.9	651.5	669.6	687.1	704.0	717.8	730.1
Per cent of GDP
Budgetary revenues	14.4	14.5	14.5	14.5	14.5	14.6	14.5
Program expenses	14.1	14.2	14.0	13.9	13.8	13.7	13.6
Public debt charges	1.2	1.1	1.2	1.2	1.3	1.3	1.3
Budgetary balance	-0.9	-0.9	-0.8	-0.8	-0.7	-0.6	-0.5
Federal debt	31.0	30.4	30.1	29.8	29.4	28.9	28.4
Note:	Totals may not add due to rounding.
1	The projected level of financial assets for 2017–18 includes an estimate of other comprehensive income.

Details of Economic and Fiscal Projections	319

3.2 Outlook for Budgetary Revenues

Table A2.7

The Revenue Outlook

billions of dollars

		Projection
	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023
Income taxes
Personal income tax	143.7	152.3	161.4	168.6	175.2	182.8	190.0
Corporate income tax	42.2	48.2	47.3	47.9	49.4	51.4	52.2
Non-resident income tax	7.1	8.2	8.3	8.5	8.7	8.8	9.0
Total income tax	193.0	208.6	217.0	225.0	233.2	243.0	251.2
Excise taxes/duties
Goods and Services Tax	34.4	36.5	37.7	39.2	40.6	42.0	43.5
Customs import duties	5.5	5.5	5.5	5.3	5.4	5.5	5.7
Other excise taxes/duties	11.5	11.6	12.1	12.3	12.5	12.7	12.8
Total excise taxes/duties	51.3	53.7	55.4	56.7	58.4	60.2	62.0
Total tax revenues	244.3	262.3	272.3	281.7	291.6	303.2	313.2
Employment Insurance premium revenues	22.1	20.6	21.7	22.6	23.3	24.1	25.0
Other revenues
Enterprise Crown corporations	5.7	5.8	6.6	7.5	8.1	8.9	9.0
Other programs	19.3	19.5	20.6	21.4	22.3	23.0	23.6
Net foreign exchange	2.1	1.5	2.1	2.4	2.7	3.0	3.2
Total other revenues	27.1	26.8	29.4	31.3	33.1	34.8	35.8
Total budgetary revenues	293.5	309.6	323.4	335.5	348.0	362.1	373.9
Per cent of GDP
Personal income tax	7.1	7.1	7.2	7.3	7.3	7.4	7.4
Corporate income tax	2.1	2.3	2.1	2.1	2.1	2.1	2.0
Goods and Services Tax	1.7	1.7	1.7	1.7	1.7	1.7	1.7
Total tax revenues	12.0	12.2	12.2	12.2	12.2	12.2	12.2
Employment Insurance premium revenues	1.1	1.0	1.0	1.0	1.0	1.0	1.0
Other revenues	1.3	1.3	1.3	1.4	1.4	1.4	1.4
Total budgetary revenues	14.4	14.5	14.5	14.5	14.5	14.6	14.5
Note:	Note: Totals may not add due to rounding.

Table A2.7 sets out the Government’s projection for budgetary revenues. Overall, budgetary revenues are expected to increase by 5.5 per cent in 2017–18, reflecting strong economic growth and year-to-date results. Over the remainder of the forecast horizon, revenues are projected to grow at an average annual rate of 3.8 per cent, in line with projected growth in nominal GDP.

320	Annex 2

Personal income tax revenues—the largest component of budgetary revenues—are projected to increase by $8.6 billion, or 6.0 per cent, to $152.3 billion in 2017–18. The strong growth in 2017–18 reflects an improved economic outlook and the unwinding of the impact of tax planning that suppressed revenues in 2016–17, whereby high-income individuals recognized additional income in the 2015 tax year and lower income in the 2016 tax year when the 33 per cent tax bracket came into effect. Over the remainder of the projection period, personal income tax revenues are forecast to increase faster than growth in nominal GDP, averaging 4.5 per cent annually, reflecting the progressive nature of the income tax system combined with projected real income gains.

Corporate income tax revenues are projected to increase by $6.0 billion, or 14.2 per cent, to $48.2 billion in 2017–18, as a result of higher corporate profits and the associated strength in recent year-to-date financial results. Revenues are then expected to decline in 2018–19 by 1.8 per cent due in part to the reduction in the small business tax rate announced in the 2017 Fall Economic Statement as well as a projected dampening of corporate profits. Over the remainder of the projection period, corporate income tax revenues are expected to grow at an average annual rate of 2.5 per cent, less than the rate of growth in nominal GDP, reflecting the anticipated use of loss carry-forwards, and the reduction of the small business tax rate to 9 per cent.

Non-resident income tax revenues are income taxes paid by non-residents on Canadian-sourced income, notably dividends and interest payments. For 2017–18, non-resident income tax revenues are projected to increase by $1.1 billion, or 15.2 per cent, based on strong year-to-date results and an expected increase in dividend, investment and interest income from stronger corporate profits. Over the remainder of the forecast horizon, they are projected to grow at an average annual rate of 1.9 per cent.

Goods and Services Tax (GST) revenues are forecast to grow by 6.2 per cent in 2017–18 based on recent financial results and strong projected growth in taxable consumption over the rest of the year. Over the remainder of the projection period, GST revenues are forecast to grow by 3.6 per cent per year, on average, based on the outlook for taxable consumption.

Customs import duties are projected to grow 1.2 per cent, in 2017–18. Over the remainder of the projection horizon, annual growth in customs import duties is projected to slow to an average of 0.5 per cent, largely due to the expected coming into force of the Comprehensive and Progressive Agreement for Trans-Pacific Partnership.

Other excise taxes and duties (OETD) are projected to increase by $0.1 billion, or 0.8 per cent, to $11.6 billion in 2017–18. OETD revenues are then expected to increase by 4.6 per cent in 2018–19, partially due to expected additional excise duty revenues from cannabis legalization. Over the remainder of the projection horizon, OETD revenues are expected to grow at an average annual rate of 1.3 per cent based on historical consumption trends.

Details of Economic and Fiscal Projections	321

EI premium revenues are projected to decline by 7.1 per cent in 2017–18 due to a reduction in the EI premium rate to $1.63 per $100 of insurable earnings as a result of the introduction of the seven-year break-even mechanism in 2017. EI premium revenues are then expected to increase in 2018–19 as the EI premium rate increases to $1.66 per $100 of insurable earnings for 2018 (as announced by the Canada Employment Insurance Commission). Over the remainder of the forecast horizon, EI premium revenues are expected to continue on their upward trend based on projected growth in insurable earnings and a projected EI premium rate for 2019 of $1.66 per $100 of insurable earnings, after taking into account new EI measures announced in Budget 2018.

Other revenues are made up of three broad components: net income from enterprise Crown corporations; other program revenues, particularly from consolidated Crown corporation revenues, returns on investments, proceeds from the sales of goods and services, and other miscellaneous revenues; and revenues in the Exchange Fund Account.

Enterprise Crown corporation revenues are projected to increase by 2.7 per cent in 2017–18, and grow at an average annual rate of 9.2 per cent over the remainder of the forecast horizon, generally reflecting the outlooks presented in respective enterprise Crown corporation corporate plans.

Other program revenues are affected by consolidated Crown corporation revenues, interest and exchange rate movements (which affect the Canadian-dollar value of foreign-denominated assets), and flow-through items that give rise to an offsetting expense and therefore do not impact the budgetary balance. These revenues are projected to increase by 1.2 per cent in 2017–18. Over the remainder of the projection period, other program revenues are projected to increase at an average annual rate of 3.9 per cent, reflecting the impact of higher interest rates and outlooks presented in consolidated Crown corporation corporate plans.

Net foreign exchange revenues, which consist mainly of returns on investments held in the Exchange Fund Account, are volatile and sensitive to fluctuations in foreign exchange rates and foreign interest rates. These revenues are expected to decrease in 2017–18, due in large part to a decrease in the expected return on assets held in the Exchange Fund Account. Over the remainder of the projection period, net foreign exchange revenues are projected to grow at an average annual rate of 16.6 per cent, reflecting a projected increase in interest rates and the anticipated appreciation of the Canadian dollar by private sector forecasters.

322	Annex 2

Employment Insurance Operating Account

Employment Insurance Operating Account Projections
billions of dollars

	2016– 2017		2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023
EI premium revenues	22.1		20.6	21.7	22.6	23.3	24.1	25.0
EI benefits[1]	20.7		20.1	20.7	21.7	22.5	23.3	24.0
EI administration and other expenses[2]	1.8		1.8	1.8	1.8	1.8	1.7	1.7
	2016	[3]	2017	2018	2019	2020	2021	2022	(...)	2025
EI Operating Account annual balance	1.6		-1.2	-0.4	-0.3	-0.5	-0.5	-0.3		0.5
EI Operating Account cumulative balance	2.5		1.3	0.9	0.7	0.2	-0.3	-0.6		0.2	[4]
Projected premium rate (per $100 of insurable earnings)	1.88		1.63	1.66	1.66	1.66	1.66	1.66		1.66

1     EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work sharing benefits, and employment benefits and support measures. These represent about 90 per cent of total EI program expenses.

2     The remaining EI costs relate mainly to administration and are included in direct program expenses.

3     Values for 2016 are actual data. Values for 2017 and future years are a projection.

4     The EI Operating Account cumulative balance does not reach exactly zero at the end of the seven-year period as projected EI rates are rounded to the nearest whole cent per $100 of insurable earnings, in accordance with the Employment Insurance Act.

The Employment Insurance Operating Account operates within the Consolidated Revenue Fund. As such, EI-related revenues and expenses that are credited and charged to the Account, respectively, in accordance with the Employment Insurance Act, are consolidated with those of the Government, and impact the budgetary balance. For consistency with the EI premium rate, which is set on a calendar-year basis with the objective of having the Account break even over time, the annual and cumulative balances of the Account are also presented on a calendar-year basis.

The EI Operating Account is expected to record an annual deficit of $1.2 billion in 2017, and a deficit of $0.4 billion in 2018, due to a reduction in the EI premium rate as a result of the seven-year break-even mechanism. The estimated seven-year break-even rate for 2019 is $1.66 per $100 of insurable earnings, unchanged from the 2018 premium rate. For fiscal planning purposes, an EI premium rate of $1.66 has been applied from 2019 onwards such that the EI Operating Account achieves cumulative balance by 2025.

Details of Economic and Fiscal Projections	323

3.3 Outlook for Program Expenses

Table A2.8

The Expense Outlook

billions of dollars

		Projection
	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023
Major transfers to persons
Elderly benefits	48.2	50.9	53.6	56.7	60.1	63.5	67.0
Employment Insurance benefits[1]	20.7	20.1	20.7	21.7	22.5	23.3	24.0
Children’s benefits	22.1	23.4	23.7	23.9	24.3	24.7	25.1
Total	90.9	94.4	98.1	102.3	106.8	111.5	116.1
Major transfers to other levels of government
Canada Health Transfer	36.1	37.1	38.6	40.2	41.7	43.3	44.9
Canada Social Transfer	13.3	13.7	14.2	14.6	15.0	15.5	15.9
Equalization	17.9	18.3	19.0	19.8	20.5	21.3	22.1
Territorial Formula Financing	3.6	3.7	3.8	3.9	4.0	4.1	4.2
Gas Tax Fund[2]	2.1	2.1	2.2	2.2	2.2	2.3	2.3
Home care and mental health	0.0	0.3	0.9	1.1	1.3	1.5	1.2
Other fiscal arrangements[3]	-4.3	-4.7	-4.9	-5.3	-5.4	-5.6	-5.9
Total	68.7	70.5	73.6	76.5	79.3	82.3	84.7
Direct program expenses
Transfer payments	41.6	44.1	47.5	50.4	52.4	52.0	52.0
Operating expenses[4]	86.0	95.6	93.1	92.3	92.9	94.9	97.3
Total	127.6	139.7	140.5	142.7	145.3	147.0	149.3
Total program expenses	287.2	304.6	312.2	321.5	331.5	340.7	350.1
Per cent of GDP
Major transfers to persons	4.5	4.4	4.4	4.4	4.5	4.5	4.5
Major transfers to other levels	3.4	3.3	3.3	3.3	3.3	3.3	3.3
of government
Direct program expenses	6.3	6.5	6.3	6.2	6.1	5.9	5.8
Total program expenses	14.1	14.2	14.0	13.9	13.8	13.7	13.6

Note: Totals may not add due to rounding.

1	EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. These represent about 90 per cent of total EI program expenses. The remaining EI costs relate mainly to administration and are part of operating expenses.
2	The Gas Tax Fund is a component of the Community Improvement Fund.
3	Other fiscal arrangements include the Youth Allowances Recovery; Alternative Payments for Standing Programs, which represent a recovery from Quebec of a tax point transfer; statutory subsidies; payments under the 2005 Offshore Arrangements; and established terms for repayable floor loans.
4	This includes capital amortization expenses.

Table A2.8 provides an overview of the projections for program expenses, on an accrual basis, by major component. A more detailed outlook for 2018–19 can be found in Table A2.12, which also provides a full reconciliation of the planned estimates and the budget outlook. Program expenses consist of major transfers to persons, major transfers to other levels of government and direct program expenses.

324	Annex 2

Major transfers to persons are projected to increase from $94.4 billion in 2017–18 to $116.1 billion in 2022–23. Major transfers to persons consist of elderly, EI and children’s benefits.

Elderly benefits, which are comprised of Old Age Security, Guaranteed Income Supplement and Allowance payments to qualifying seniors, are projected to grow from $50.9 billion in 2017–18 to $67.0 billion in 2022–23, or approximately 5.6 per cent per year. The expected increase in elderly benefits is due to projected consumer price inflation, to which benefits are fully indexed, and a projected increase in the population of seniors.

EI benefits are projected to be $20.1 billion in 2017–18. Over the remainder of the projection period, EI benefits are projected to grow moderately, averaging 3.6 per cent annually, reflecting growth in average weekly benefits.

Children’s benefits are projected to rise from $23.4 billion in 2017–18 to $25.1 billion in 2022–23, or approximately 1.4 per cent annually, largely reflecting the indexation of benefits beginning in 2018–19.

Major transfers to other levels of government, which include the Canada Health Transfer (CHT), the Canada Social Transfer (CST), Equalization, Territorial Formula Financing and the Gas Tax Fund, among others, are expected to increase over the forecast horizon, from $70.5 billion in 2017–18 to $84.7 billion in 2022–23. The CHT is projected to grow from $37.1 billion in 2017–18 to $44.9 billion in 2022–23.

The CHT grows in line with a three-year moving average of nominal GDP growth, with funding guaranteed to increase by at least 3.0 per cent per year. The CST is legislated to grow at 3.0 per cent per year. Gas Tax Fund payments are indexed at 2.0 per cent per year, with increases applied in $100 million increments. Announced in Budget 2017, home care and mental health transfers in support of provincial and territorial home care and mental health initiatives will grow from $0.3 billion in 2017–18 to $1.2 billion in 2022–23.

Direct program expenses are projected to rise to $139.7 billion in 2017–18 and further to $149.3 billion in 2022–23. Direct program expenses include transfer payments administered by departments and operating expenses.

The projected increase in direct program expenses is driven, in large part, by an increase in transfer payments administered by departments over the forecast horizon, including transfers to provincial, municipal and Indigenous governments and post-secondary institutions for investment in infrastructure. Overall, transfer payments are projected to increase from $44.1 billion in 2017–18 to $52.0 billion in 2022–23.

Operating expenses reflect the cost of doing business for more than 100 government departments, agencies and Crown corporations, and are projected to reach $95.6 billion in 2017–18, reflecting year-to-date results and the introduction of Pension for Life for veterans, which results in a significant one-time expense in 2017–18. From 2018–19 onwards, operating expenses are projected to grow by about 1.1 per cent annually, reaching $97.3 billion in 2022–23. The growth in operating expenses is composed of growth in departmental expenses, which is partially offset by falling expenses related to pensions and employee future benefits, reflecting the projected rise in long-term interest rates.

Details of Economic and Fiscal Projections	325

3.4 Financial Source/Requirement

The budgetary balance is presented on a full accrual basis of accounting, recording government revenues and expenses when they are earned or incurred, regardless of when the cash is received or paid.

In contrast, the financial source/requirement measures the difference between cash coming in to the Government and cash going out. This measure is affected not only by the budgetary balance, but also by the Government’s non-budgetary transactions. These include changes in federal employee pension liabilities; changes in non-financial assets; investing activities through loans, investments and advances; and changes in other financial assets and liabilities, including foreign exchange activities.

Table A2.9

The Budgetary Balance, Non-Budgetary Transactions and Financial Source/Requirement

billions of dollars

		Projection
	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023
Budgetary balance	-17.8	-19.4	-18.1	-17.5	-16.9	-13.8	-12.3
Non-budgetary transactions
Pensions and other accounts	7.3	10.6	1.5	1.0	-0.9	-0.0	-1.0
Non-financial assets	-4.8	-2.7	-3.0	-3.2	-2.8	-3.7	-3.6
Loans, investments and advances
Enterprise Crown corporations	-6.5	-4.5	-5.8	-6.8	-6.6	-6.1	-6.2
Other	0.3	-0.6	-0.6	-0.7	-0.8	-0.8	-0.8
Total	-6.2	-5.1	-6.4	-7.5	-7.4	-6.9	-7.0
Other transactions
Accounts payable, receivable, accruals and allowances	-0.8	-8.1	-8.1	-5.9	-4.4	-5.3	-4.7
Foreign exchange activities	-5.3	1.3	-0.7	-0.3	-1.5	-1.5	-4.4
Total	-6.0	-6.8	-8.8	-6.2	-6.0	-6.8	-9.1
Total	-9.7	-4.1	-16.7	-15.8	-17.0	-17.4	-20.6
Financial source/requirement	-27.5	-23.5	-34.8	-33.3	-33.9	-31.2	-32.9
As shown in Table A2.9, a financial requirement is projected over the entire forecast period. The projected financial requirements for 2017–18 to 2022–23 largely reflect requirements associated with the budgetary balance, increases in retained earnings of enterprise Crown corporations, and growth in other assets, including financing of the Exchange Fund Account.

326	Annex 2

A financial source is projected for pensions and other accounts for 2017–18 to 2019–20. Pensions and other accounts include the activities of the Government of Canada’s employee pension plans and those of federally appointed judges and Members of Parliament, as well as a variety of other employee future benefit plans, such as health care and dental plans, and disability and other benefits for veterans and others. The financial source for pensions and other accounts largely reflects adjustments for pension and benefit expenses not funded in the period.

Financial requirements for non-financial assets mainly reflect the difference between cash outlays for the acquisition of new tangible capital assets and the amortization of capital assets included in the budgetary balance. They also include disposals of tangible capital assets and changes in inventories and prepaid expenses. A net cash requirement of $3.0 billion is estimated for 2018–19.

Loans, investments and advances include the Government’s investments in enterprise Crown corporations, such as Canada Mortgage and Housing Corporation (CMHC), Export Development Canada, the Business Development Bank of Canada (BDC) and Farm Credit Canada (FCC). They also include loans, investments and advances to national and provincial governments and international organizations, and for government programs. The requirements for enterprise Crown corporations projected from 2017–18 to 2022–23 reflect retained earnings of enterprise Crown corporations as well as the Government’s decision in Budget 2007 to meet all the borrowing needs of CMHC, BDC and FCC through its own domestic debt issuance. In general, loans, investments and advances are expected to generate additional revenues for the Government in the form of interest or additional net profits of enterprise Crown corporations, which partly offset debt charges associated with these borrowing requirements. These revenues are reflected in projections of the budgetary balance.

Other transactions include the payment of tax refunds and other accounts payable, the collection of taxes and other accounts receivable, the conversion of other accrual adjustments included in the budgetary balance into cash, as well as foreign exchange activities. Projected cash requirements associated with other transactions mainly reflect forecast increases in the Government’s official international reserves held in the Exchange Fund Account, as per the prudential liquidity plan, as well as projected growth in accounts receivable, in line with historical trends.

Details of Economic and Fiscal Projections	327

4. Supplementary Information

Budget and Estimates Alignment: Greater Clarity on Government Spending

In the Fall of 2016, the Government proposed reforms to the Estimates process to enhance transparency and accountability. In June 2017, the House of Commons agreed to change its Standing Orders so that the tabling of the Main Estimates for the next two years can take place in April rather than in February. This measure will help to ensure that more budget initiatives can be included in the Main Estimates on which Parliamentarians will vote.

In this spirit, to further improve transparency and accountability, this budget includes a detailed reconciliation between accrual expenses forecasted in Budget 2018 and the authorities to be reflected in the planned 2018–19 Estimates. Specifically, Budget 2018 includes: (i) a detailed summary table outlining Budget 2018 measures by department on a cash basis (Section 4.1); and (ii) a detailed table reconciling the Budget 2018 expense forecast with the planned 2018–19 Estimates (Section 4.2).

328	Annex 2

4.1 Policy Actions and Budget Investments by Department (Cash Basis)

Table A2.10

Policy Actions since the 2017 Fall Economic Statement by Department millions of dollars (cash basis)

	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	Total (Cash)
Administrative Tribunals Support Service of Canada	13	13	11	0	0	0	37
Supporting the Responsiveness of the Social Security Tribunal	13	13	11	0	0	0	37
Canada Border Services Agency	2	25	59	25	24	22	158
Taking Action against Guns and Gangs	0	16	38	9	9	8	80
2018 to 2020 Immigration Levels	2	8	22	16	16	14	77
Canada’s 2018 G7 Presidency and Leaders’ Summit	0	1	0	0	0	0	1
Canada Revenue Agency	19	34	34	36	39	0	162
Introducing a Taxation Regime for Cannabis	8	13	17	20	24	0	82
Federal Carbon Pollution Pricing Backstop	9	21	18	16	15	0	79
Stabilizing and Future Transformation of the Federal Government’s Pay Administration (Phoenix)	2	0	0	0	0	0	2
Canadian Air Transport Security Authority	0	0	0	0	0	0	0
Canada’s 2018 G7 Presidency and Leaders’ Summit	0	0	0	0	0	0	0
Canadian Environmental Assessment Agency	0	22	44	63	65	65	259
Establishing Better Rules to Protect the Environment and Grow the Economy	0	22	44	63	65	65	259
Canadian Food Inspection Agency	0	0	0	0	0	0	0
Canada’s 2018 G7 Presidency and Leaders’ Summit	0	0	0	0	0	0	0
Canadian Security Intelligence Service	1	2	1	1	1	1	8
2018 to 2020 Immigration Levels	0	1	1	1	1	1	6
Canada’s 2018 G7 Presidency and Leaders’ Summit	1	1	0	0	0	0	2
Correctional Service of Canada	2	10	2	2	2	2	17
Correctional Service of Canada	2	10	2	2	2	2	17
Department of Finance Canada	2	2	0	0	0	0	4
Canada’s 2018 G7 Presidency and Leaders’ Summit	2	2	0	0	0	0	4
Employment and Social Development Canada	0	3	-2	-8	0	0	-7
Improving Labour Standards in Free Trade Partner Countries	0	1	1	1	0	0	2
Adult Upskilling Pilot Program	0	2	-2	-8	0	0	-8
Environment and Climate Change Canada	-9	-12	1	8	9	24	21
Establishing Better Rules to Protect the Environment and Grow the Economy	0	10	19	24	24	24	100
Federal Carbon Pollution Pricing Backstop	-9	-21	-18	-16	-15	0	-79
Fisheries and Oceans Canada	0	44	72	80	79	76	351
Establishing Better Rules to Protect the Environment and Grow the Economy	0	44	72	80	79	76	351
Global Affairs Canada	36	39	-44	-44	-44	-44	-100
Canada’s 2018 G7 Presidency and Leaders’ Summit	35	65	0	0	0	0	100
Global Affairs Canada Quasi-Statutory Adjustments	0	-28	-46	-46	-46	-46	-211
Ensuring Rules-Based and Responsible Trade	1	1	1	1	1	1	7
China - Scholarships and Internships	0	1	1	1	1	1	4
Health Canada	3	12	8	8	8	8	46
Establishing Better Rules to Protect the Environment and Grow the Economy	0	8	8	8	8	8	38
Canada’s 2018 G7 Presidency and Leaders’ Summit	3	4	0	0	0	0	8

Details of Economic and Fiscal Projections	329

	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	Total (Cash)
Immigration and Refugee Board of Canada	0	1	1	2	2	2	7
2018 to 2020 Immigration Levels	0	1	1	2	2	2	7
Immigration, Refugees and Citizenship Canada	11	75	121	156	183	212	757
2018 to 2020 Immigration Levels	0	75	121	156	183	212	747
Addressing Irregular Migration	11	0	0	0	0	0	11
Indigenous Services Canada	241	0	0	0	0	0	241
Emergency Management Assistance Program	128	0	0	0	0	0	128
Supporting First Nations and Inuit Health	80	0	0	0	0	0	80
First Nations Child and Family Services	33	0	0	0	0	0	33
Infrastructure Canada	-2,676	-2,198	1,316	1,463	258	-627	-2,465
Reprofile of Infrastructure Programs	-2,676	-2,198	1,316	1,463	258	-627	-2,465
Innovation, Science and Economic Development Canada	0	10	1	1	0	0	11
Canada-China Year of Tourism	0	9	1	1	0	0	11
Canada’s 2018 G7 Presidency and Leaders’ Summit	0	0	0	0	0	0	0
National Defence	33	51	0	0	0	0	84
Security and Stabilization Capacity Building Efforts Under Operation IMPACT	23	25	0	0	0	0	49
Canada’s 2018 G7 Presidency and Leaders’ Summit	10	26	0	0	0	0	35
National Energy Board	0	9	12	12	12	11	56
Establishing Better Rules to Protect the Environment and Grow the Economy	0	9	12	12	12	11	56
Natural Resources Canada	0	16	20	18	16	15	86
Establishing Better Rules to Protect the Environment and Grow the Economy	0	16	20	18	16	15	86
Office of the Commissioner for Federal Judicial Affairs Canada	0	0	0	0	0	0	0
Strengthening the Canadian Judiciary	0	0	0	0	0	0	0
Public Health Agency of Canada	1	1	0	0	0	0	2
Canada’s 2018 G7 Presidency and Leaders’ Summit	1	1	0	0	0	0	2
Public Safety Canada	19	124	59	95	114	133	545
Taking Action against Guns and Gangs	0	20	25	50	65	79	239
First Nations Policing Program	0	21	31	41	46	51	189
Canada’s 2018 G7 Presidency and Leaders’ Summit	19	79	0	0	0	0	99
Support for Fallen Public Safety Officers	0	4	4	3	3	3	17
Public Services and Procurement Canada	-4	-30	0	0	287	334	587
Investing in Canada’s Historic Parliamentary Buildings	-100	-51	0	0	287	334	469
Stabilizing and Future Transformation of the Federal Government’s Pay Administration (Phoenix)	84	0	0	0	0	0	84
Canada’s 2018 G7 Presidency and Leaders’ Summit	12	22	0	0	0	0	34
Royal Canadian Mounted Police	126	138	7	8	9	9	297
Canada’s 2018 G7 Presidency and Leaders’ Summit	126	133	0	0	0	0	259
Taking Action against Guns and Gangs	0	5	7	8	9	9	38
Shared Services Canada	16	33	6	6	6	6	72
2018 to 2020 Immigration Levels	0	15	6	6	6	6	38
Canada’s 2018 G7 Presidency and Leaders’ Summit	16	18	0	0	0	0	34
Transport Canada	1	17	16	21	21	23	100
Establishing Better Rules to Protect the Environment and Grow the Economy	0	16	16	21	21	23	98
Canada’s 2018 G7 Presidency and Leaders’ Summit	1	1	0	0	0	0	2
Treasury Board of Canada Secretariat	8	0	1	0	0	0	9
Stabilizing and Future Transformation of the Federal Government’s Pay Administration (Phoenix)	8	0	0	0	0	0	8
Chair of the Open Government Partnership	0	0	1	0	0	0	1

330	Annex 2

	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	Total (Cash)
Veterans Affairs Canada	0	67	-311	-323	-255	-196	-1,019
Support for Canada’s Veterans[1]	0	67	-311	-323	-255	-196	-1,019
Allocation to be determined	0	28	3	-68	8	8	-21
Establishing Better Rules to Protect the Environment and Grow the Economy	0	3	3	8	8	8	30
Canada’s 2018 G7 Presidency and Leaders’ Summit	0	25	0	0	0	0	25
Reserved Green Infrastructure Funding	0	0	0	-76	0	0	-76
Total - Policy Actions Since the 2017 Fiscal Economic Statement	-2,157	-1,464	1,439	1,560	842	84	304
1	As a result of offering a monthly Pension for Life beginning in 2019, benefit payments will be spread over the lifetime of veterans, rather than provided through a lump sum, resulting in lower near-term cash payments.

Details of Economic and Fiscal Projections	331

Table A2.11

Budget 2018 Measures by Department

millions of dollars (cash basis)

	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	Total (Cash)
Administrative Tribunals Support Service of Canada	0	0	0	0	0	0	0
Ensuring Rules-Based and Responsible Trade	0	0	0	0	0	0	0
Atlantic Canada Opportunities Agency	0	8	5	3	2	10	28
Regional Development Agencies	0	8	8	8	8	8	39
A New Women Entrepreneurship Strategy	0	2	2	2	2	2	8
Protecting Jobs in Eastern Canada’s Forestry Sector	0	-2	-4	-7	-7	0	-20
Canada Border Services Agency	0	154	57	21	17	18	266
Strengthening the Canada Border Services Agency	0	85	0	0	0	0	85
Safeguarding Canadians with an Enhanced Passenger Protect Program	0	9	26	15	11	12	73
Irregular Migration: Managing the Border	0	50	22	0	0	0	72
Addressing the Opioid Crisis	0	9	8	5	6	5	33
A Strong Sanctions Regime	0	1	1	1	0	0	3
Canada Mortgage and Housing Corporation	0	447	451	453	9	4	1,364
Building More Rental Housing for Canadian Families	0	447	451	453	9	4	1,364
Canada Revenue Agency	0	80	101	118	121	94	515
Cracking Down on Tax Evasion and Combatting Tax Avoidance	0	31	50	49	52	40	222
Improving Client Services at the Canada Revenue Agency	0	33	38	49	49	36	206
Combatting Aggressive International Tax Avoidance	0	5	6	9	10	9	39
Enhancing the Security of Taxpayer Information	0	7	6	6	6	5	30
Improving Access to the Canada Workers Benefit	0	0	1	5	5	5	15
Stabilizing and Future Transformation of the Federal Government’s Pay Administration (Phoenix)	0	4	0	0	0	0	4
Canadian Air Transport Security Authority	0	241	0	0	0	0	241
Protecting Air Travelers	0	241	0	0	0	0	241
Canadian Food Inspection Agency	0	22	22	21	6	6	76
Strengthening Canada’s Food Safety System	0	16	16	16	0	0	47
Securing Market Access for Canada’s Agriculture and Agri-food Products	0	6	6	6	6	6	29
Canadian Heritage	0	105	145	148	133	133	663
Supporting Canada’s Official Languages	0	32	68	69	67	69	305
Investing in Canadian Content	0	15	29	43	43	43	172
Supporting Local Journalism	0	10	10	10	10	10	50
Strengthening Multiculturalism and Addressing the Challenges Faced by Black Canadians	0	15	15	3	0	0	32
Supporting Special Olympics	0	3	3	4	4	2	16
Centre of Excellence on the Canadian Federation	0	10	0	0	0	0	10
Indigenous Sport	0	10	10	10	10	10	48
More Women and Girls in Sport	0	10	10	10	0	0	30
Canadian Institutes of Health Research	0	57	76	94	113	113	453
Granting Councils	0	44	59	71	90	90	355
Canada Research Chairs	0	10	14	20	20	20	82
Supporting Those That Keep Our Communities Safe	0	3	3	3	3	3	15
Gairdner Foundation	0	0	0	0	0	0	1
Canadian Judicial Council	0	2	2	0	0	0	4
Strengthening the Canadian Judiciary	0	2	2	0	0	0	4
Canadian Museum for Human Rights	0	4	8	8	6	7	33
Supporting the Canadian Museum for Human Rights	0	4	8	8	6	7	33
Canadian Northern Economic Development Agency	0	21	21	21	21	21	103
Renewal of Economic Development Funding for the Canadian Northern Economic Development Agency	0	20	20	20	20	20	100
Regional Development Agencies	0	0	0	0	0	0	2

332	Annex 2

	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	Total (Cash)
A New Women Entrepreneurship Strategy	0	0	0	0	0	0	1
Canadian Security Intelligence Service	0	3	0	6	10	10	28
Ensuring Security and Prosperity in the Digital Age	0	0	0	6	10	10	26
Irregular Migration: Managing the Border	0	2	0	0	0	0	2
Investment Canada Act - National Security Review of Foreign Investments	0	0	0	0	0	0	0
Canadian Transportation Agency	0	3	2	1	0	0	6
Modernizing the Canadian Transportation Agency	0	3	2	1	0	0	6
Communications Security Establishment Canada	0	45	56	109	106	108	424
Ensuring Security and Prosperity in the Digital Age	0	43	52	44	40	42	222
Preserving Canada’s Foreign Signals Intelligence Capability	0	0	0	62	62	62	186
Enabling Digital Services to Canadians	0	2	4	3	3	3	16
Copyright Board of Canada	0	1	1	1	1	1	5
A New Intellectual Property Strategy	0	1	1	1	1	1	5
Correctional Service of Canada	0	80	5	4	5	6	99
Support for the Correctional Service of Canada and the Office of the Correctional Investigator of Canada	0	75	0	0	0	0	75
Further Improving Mental Health Supports for Inmates	0	3	3	4	5	6	20
Reopening the Penitentiary Farms at Joyceville and Collins Bay Institutions	0	2	1	0	0	0	4
Courts Administration Service	0	8	12	13	11	11	55
Supporting Canada’s Courts System	0	6	11	12	9	9	47
A New Intellectual Property Strategy	0	3	1	1	1	1	8
Crown-Indigenous Relationship and Northern Affairs	0	337	173	82	90	93	776
New Fiscal Relationship: Collaboration with Self-Governing Indigenous Governments	0	189	0	0	0	0	189
New Fiscal Relationship – Strengthening First Nations Institutions and Community Capacity	0	71	81	13	12	11	189
Supporting the Expansion of the First Nations Land Management Act and the Successful Participation of First Nations Under the Act	0	15	21	29	37	41	143
Helping Indigenous Nations Reconstitute	0	20	20	20	20	20	102
Permanent Bilateral Mechanisms	0	13	16	16	16	16	75
Supporting the Recognition of Rights and Self-Determination	0	22	30	0	0	0	51
POLAR Knowledge Canada	0	0	6	5	5	5	21
Supporting the Gord Downie and Chanie Wenjack Fund	0	5	0	0	0	0	5
Funding to support the establishment of a National Council for Reconciliation	0	2	0	0	0	0	2
Department of Finance Canada	0	3	6	6	6	6	25
Transition Payments to Territories	0	0	3	3	3	3	12
Finance Canada Analytical Capacity	0	2	2	2	2	2	8
Canada’s Co-Chairmanship of the
G-20 Framework Working Group	0	1	1	1	1	1	4
Evidence-Based Policy	0	0	0	0	0	0	2
Economic Development Agency of Canada for the Regions of Québec	0	20	20	20	20	20	99
Regional Development Agencies	0	15	15	15	15	15	77
A New Women Entrepreneurship Strategy	0	4	4	4	4	4	22
Elections Canada	0	-1	-2	-3	-3	-3	-10
Rebalancing Elections Canada’s Expenditures	0	-1	-2	-3	-3	-3	-10
Employment and Social Development Canada	0	308	797	694	620	638	3,057
Supporting Equal Parenting and the Flexibility for Earlier Returns to Work	0	4	257	310	320	332	1,223
Making Employment Insurance More Responsive and Effective	0	131	223	75	76	78	582
Canada Summer Jobs 2019-20	0	2	112	112	112	112	449
Indigenous Skills and Employment Training Program	0	66	93	93	96	99	447
Employment Insurance Call Centre Accessibility	0	43	43	43	0	0	128

Details of Economic and Fiscal Projections	333

	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	Total (Cash)
Predictable Funding for Employment Insurance Service Delivery	0	30	30	30	0	0	90
Pre-apprenticeship Program	0	6	10	10	10	10	46
Ensuring a Workplace Free of Violence and Harassment	0	6	7	7	7	7	35
Supporting Canada’s Official Languages	0	4	5	5	5	5	25
Improving Access to the Canada Child Benefit and other Benefits	0	5	6	6	0	0	17
Protecting Temporary Foreign Workers	0	3	5	7	0	0	15
Evidence-Based Policy	0	4	3	2	2	2	12
Ensuring Security and Prosperity in the Digital Age	0	3	3	3	0	0	8
Pay Transparency	0	1	2	0	0	0	5
2021 Census of Population and Census of Agriculture	0	0	0	-8	-8	-8	-24
Environment and Climate Change Canada	0	71	183	201	201	198	854
Protecting Canada’s Nature, Parks and Wild Spaces	0	53	154	166	169	165	706
Adapting Canada’s Weather and Water Services to Climate Change	0	16	25	31	32	26	131
Protecting Marine Life	0	2	4	4	4	3	17
Pricing Carbon Pollution and Supporting Clean Growth	0	0	0	0	-4	4	0
FedDev Ontario	0	55	189	214	214	214	885
Renewal of Base Funding for the Federal Economic Development Agency for Southern Ontario	0	25	159	184	184	184	736
Regional Development Agencies	0	23	23	23	23	23	116
A New Women Entrepreneurship Strategy	0	7	7	7	7	7	33
FedNor	0	6	6	6	6	6	28
Regional Development Agencies	0	4	4	4	4	4	22
A New Women Entrepreneurship Strategy	0	1	1	1	1	1	6
Fisheries and Oceans Canada	0	217	169	47	43	43	519
Renewing Canada’s Network of Small Craft Harbours	0	150	100	0	0	0	250
Protecting Canada’s Nature, Parks and Wild Spaces	0	21	29	32	36	36	155
Long-Term Sustainability of the Coast Guard Fleet	0	28	22	8	0	0	58
Protecting Marine Life	0	7	7	7	7	7	35
Sustainable Aquaculture Program	0	11	11	0	0	0	22
Global Affairs Canada	-3	223	387	460	560	672	2,297
Additional Support for the Feminist International Assistance Policy Agenda	0	160	327	400	500	613	2,000
Ensuring Rules-Based and Responsible Trade	0	36	36	36	36	36	179
Pursuing New Markets	0	15	15	15	15	15	75
A Strong Sanctions Regime	0	4	4	4	4	4	20
Ensuring Security and Prosperity in the Digital Age	0	3	3	3	3	3	16
Canadian Technology Accelerators Program	0	2	2	2	2	2	10
A New Women Entrepreneurship Strategy	0	2	2	2	2	2	10
Renewing and Modernizing Statistics Canada	-3	0	-2	-2	-2	-3	-12
Health Canada	0	182	40	37	35	34	327
Addressing the Opioid Crisis	0	154	10	5	4	3	176
Cannabis Public Education	0	18	16	16	16	16	83
Renewing and Enhancing the Federal Tobacco Control Strategy	0	7	11	12	11	11	52
Supporting Canada’s Official Languages	0	3	3	3	4	4	17
Immigration and Refugee Board of Canada	0	39	34	0	0	0	74
Irregular Migration: Managing the Border	0	39	34	0	0	0	74
Immigration, Refugees and Citizenship Canada	0	86	63	58	46	45	298
Protecting Temporary Foreign Workers	0	42	36	35	34	33	180
Supporting Canada’s Official Languages	0	5	5	10	10	10	41
Getting Into and Staying in the Workforce and Career Pathways for Visible Minority Newcomer Women in Canada	0	11	11	11	0	0	32
Protecting Vulnerable Women and Girls	0	10	8	1	1	1	20

334	Annex 2

	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	Total (Cash)
Irregular Migration: Managing the Border	0	17	0	0	0	0	17
Expanding the Diversity of Entrepreneurs	0	1	3	1	1	1	7
Indigenous Services Canada	70	1,039	1,078	794	612	463	4,057
Indigenous Health: Keeping Families Healthy in Their Communities	0	408	479	239	211	154	1,491
Ensuring That Indigenous Children Are Safe and Supported Within Their Communities	70	295	270	265	270	278	1,449
Reprofile of Indigenous Infrastructure Allocation	0	75	125	150	100	0	450
Increased Health Support for Survivors of Indian Residential Schools and their Families	0	78	83	88	0	0	249
Clean and Safe Drinking Water On Reserve	0	102	50	21	0	0	173
Support for Distinctions-Based Housing Strategies	0	25	25	31	31	31	144
Creating a More Responsive Income Assistance Program That Addresses the Needs of First Nations Communities	0	43	44	0	0	0	87
Supporting Métis Nation Priorities	0	10	0	0	0	0	10
Renewing the Matrimonial Real Property Implementation Support Program	0	3	3	0	0	0	6
Innovation, Science and Economic Development Canada	0	125	219	349	397	546	1,637
Investing in the Equipment Researchers Need - Canadian Foundation for Innovation	0	32	62	120	183	366	763
Harnessing Big Data	0	64	64	166	145	133	572
Supporting The Next Generation of Rural Broadband	0	10	20	20	25	25	100
A New Intellectual Property Strategy	0	6	36	5	5	4	56
Centre for Drug Research and Development	0	0	16	16	16	0	48
Improving Access to the Digital Economy	0	5	5	5	5	5	27
Ensuring Security and Prosperity in the Digital Age	0	5	5	5	5	5	26
Institute for Quantum Computing	0	0	5	5	5	0	15
Innovation Canada	0	2	3	3	3	3	14
Council of Canadian Academies	0	0	0	3	3	3	9
Increasing Diversity in Science	0	2	3	1	1	1	6
Advancing Women Business Leaders	0	0	0	0	0	0	1
Jacques Cartier and Champlain Bridge Incorporated	0	91	0	147	179	200	616
Protecting the Integrity of Transportation Infrastructure in Montreal	0	91	0	147	179	200	616
Justice Canada	0	25	28	29	29	30	142
Expanding Unified Family Courts	0	0	13	14	14	15	56
Providing Legal Support to Victims of Sexual Harassment in the Workplace	0	8	11	11	11	11	50
Addressing Demand for Immigration and Refugee Legal Aid	0	13	0	0	0	0	13
Strengthening the Canadian Judiciary	0	2	2	3	3	3	13
Enhancing Canadians’ Access to Justice	0	2	2	2	2	2	10
Library and Archives Canada	0	4	12	18	19	18	71
A New Partnership between Library and Archives Canada and the Ottawa Public Library	0	4	12	18	19	18	71
National Capital Commission	0	13	42	0	0	0	55
Revitalizing National Capital Commission Assets	0	13	42	0	0	0	55
National Defence	0	0	0	0	0	0	2
Taking Action to Prevent and Address Gender-based Violence, Harassment and Discrimination	0	0	0	0	0	0	2
National Research Council Canada	0	208	258	258	258	258	1,240
Industrial Research Assistance Program	0	100	150	150	150	150	700
National Research Council	0	108	108	108	108	108	540
Natural Resources Canada	0	16	22	27	30	6	102
Protecting Jobs in Eastern Canada’s Forestry Sector	0	11	17	22	25	1	75
Ensuring Rules-Based and Responsible Trade	0	2	2	2	2	2	12
Ensuring Security and Prosperity in the Digital Age	0	2	2	2	2	2	10
Protecting Canada’s Nature, Parks and Wild Spaces	0	0	1	1	1	1	4
Natural Sciences and Engineering Research Canada	0	77	106	123	143	143	592

Details of Economic and Fiscal Projections	335

	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	Total (Cash)
Granting Councils	0	44	59	71	90	90	355
College and Community Innovation Program	0	20	30	30	30	30	140
Canada Research Chairs	0	10	14	20	20	20	82
Increasing Diversity in Science	0	3	3	3	3	3	15
Office of the Auditor General	0	8	8	8	8	8	41
The Office of the Auditor General	0	8	8	8	8	8	41
Office of the Commissioner for Federal Judicial Affairs Canada	0	2	2	1	1	1	7
A New Intellectual Property Strategy	0	1	1	1	1	1	5
Strengthening the Canadian Judiciary	0	1	1	0	0	0	2
Office of the Commissioner of Canada Elections	0	1	2	2	2	2	7
Upholding the Integrity of Canada’s Elections	0	1	2	2	2	2	7
Office of the Commissioner of lobbying	0	1	0	0	0	0	2
Additional Funding for the Office of the Commissioner of Lobbying	0	1	0	0	0	0	2
Office of the Correctional Investigator	0	1	1	1	1	1	3
Support for the Correctional Service of Canada and the Office of the Correctional Investigator of Canada	0	1	1	1	1	1	3
Office of the Information Commissioner	0	3	0	0	0	0	3
Enhancing Canadians’ Access to Justice	0	3	0	0	0	0	3
Office of the Registrar of the Supreme Court of Canada	0	2	2	2	2	2	10
Supporting Canada’s Courts System	0	2	2	2	2	2	10
Parks Canada	0	25	38	47	45	45	200
Protecting Canada’s Nature, Parks and Wild Spaces	0	24	36	42	42	42	185
Supporting Indigenous History and Heritage	0	1	3	5	3	3	15
Privy Council Office	0	1	5	0	0	0	6
A New Process for Federal Election Leaders’ Debates	0	1	5	0	0	0	6
Public Health Agency of Canada	0	103	30	31	30	30	223
Supporting a Healthy Seniors Pilot Project in New Brunswick	0	75	0	0	0	0	75
Taking Action to Prevent and Address Gender-based Violence, Harassment and Discrimination	0	6	6	6	6	7	31
Supporting ParticipACTION	0	5	5	5	5	5	25
A Community-Based Approach to Dementia	0	4	4	4	4	4	20
Support for Canadians Impacted by Autism
Spectrum Disorder	0	5	4	4	4	4	20
Addressing the Opioid Crisis	0	3	4	4	3	2	16
Strengthening Multiculturalism and Addressing the Challenges Faced by Black Canadians	0	2	2	2	2	2	10
Supporting Canada’s Official Languages	0	1	2	2	2	2	10
Renewing and Enhancing the Federal Tobacco Control Strategy	0	1	1	2	2	3	10
Indigenous Health: Keeping Families Healthy in Their Communities	0	1	1	1	1	1	6
Public Safety Canada	0	19	17	17	17	17	88
Ensuring Security and Prosperity in the Digital Age	0	5	5	5	5	5	25
Supporting Those That Keep Our Communities Safe	0	2	3	3	3	3	15
National Human Trafficking Hotline	0	3	3	3	3	3	15
Renewing and Enhancing the Federal Tobacco
Control Strategy	0	2	2	2	3	3	12
Safeguarding Canadians with an Enhanced
Passenger Protect Program	0	2	2	2	2	2	9
Addressing the Opioid Crisis	0	1	1	1	1	1	6
Taking Action to Prevent and Address Gender-based Violence, Harassment and Discrimination	0	1	1	1	1	1	5
Critical Infrastructure Security	0	1	0	0	0	0	1
Investment Canada Act - National Security Review of Foreign Investments	0	1	0	0	0	0	1
Public Services and Procurement Canada	0	653	236	196	1,235	1,264	3,584

336	Annex 2

	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	Total (Cash)
Renewing Federal Laboratories	0	16	152	156	1,212	1,242	2,778
Stabilizing and Future Transformation of the Federal Government’s Pay Administration (Phoenix)	0	307	19	4	0	0	330
Public Service and Procurement Canada – Real Property Repairs and Maintenance	0	275	0	0	0	0	275
Simpler and Better Procurement	0	52	64	36	23	22	197
Maintaining Service Levels of the Controlled Goods Program	0	4	0	0	0	0	4
Royal Canadian Mounted Police	-1	159	77	76	79	67	458
Ensuring Security and Prosperity in the Digital Age	0	38	44	49	49	43	224
Supporting RCMP Frontline Operations	0	105	19	15	17	10	166
Supporting Those That Keep Our Communities Safe	0	3	5	5	5	5	21
Taking Action to Prevent and Address Gender-based
Violence, Harassment and Discrimination	0	2	3	4	5	6	19
Addressing “Unfounded” Cases of Sexual Assault and Better Supporting Victims	0	2	2	2	2	2	10
Irregular Migration: Managing the Border	0	10	0	0	0	0	10
Renewing and Enhancing the Federal Tobacco Control Strategy	0	1	1	1	2	2	7
RCMP Cannabis Labs Repurposing	-1	-2	3	0	1	0	1
Shared Services Canada	0	289	497	496	364	367	2,013
Enabling Digital Services to Canadians	0	278	479	482	357	363	1,960
2021 Census of Population and Census of Agriculture	0	5	13	8	5	2	32
Renewing and Modernizing Statistics Canada	0	6	5	5	2	3	21
Protecting Temporary Foreign Workers	0	0	0	0	0	0	1
Social Sciences and Humanities Research Council of Canada	0	100	128	165	190	190	772
New Tri-Council Fund	0	35	45	65	65	65	275
Research Support Fund	0	29	39	46	59	59	231
Granting Councils	0	27	36	43	55	55	216
Canada Research Chairs	0	6	8	11	11	11	46
Strengthening Indigenous Data and Research Capability	0	4	0	0	0	0	4
Standards Council of Canada	0	4	2	2	2	2	13
A New Intellectual Property Strategy	0	2	2	2	2	2	11
Ensuring Security and Prosperity in the Digital Age	0	2	0	0	0	0	2
Statistics Canada	0	58	86	196	389	81	811
2021 Census of Population and Census of Agriculture	0	48	73	184	378	69	752
Renewing and Modernizing Statistics Canada	0	7	8	7	6	7	35
Evidence-Based Policy	0	1	1	1	1	1	7
Placing Evidence at the Centre of Program Evaluation and Design	0	1	1	1	1	1	5
Strengthening Indigenous Data and Research Capability	0	0	1	1	1	1	4
Supporting Canada’s Official Languages	0	1	1	1	1	1	3
Implementing the 2030 Sustainable Development Agenda	0	1	1	1	1	1	3
Addressing the Opioid Crisis	0	1	0	0	0	0	2
Status of Women Canada	0	24	29	39	39	39	169
Supporting Community Women’s Organizations	0	10	15	25	25	25	100
Taking Action to Prevent and Address Gender-based Violence, Harassment and Discrimination	0	6	6	6	6	6	29
Evidence-Based Policy	0	5	5	5	5	5	25
A National Conversation on Gender Equality With
Young Canadians	0	2	1	2	2	2	8
Improving Support for Sexual Assault Crisis Centres on Campuses	0	1	1	1	1	1	6
Engaging Men and Boys to Promote Gender Equality	0	1	1	0	0	0	2
Transport Canada	0	60	38	41	19	16	174
Protecting Marine Life	0	26	18	16	12	13	85
Strengthening Airports Serving Remote Communities	0	9	10	17	5	0	41

Details of Economic and Fiscal Projections	337

	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	Total (Cash)
Safeguarding Canadians with an Enhanced Passenger Protect Program	0	3	3	3	3	3	13
Maintaining Rail Service to Remote Communities	0	11	0	0	0	0	11
Ensuring the Safe Operation of Tankers	0	3	3	3	0	0	10
Modernizing VIA Rail Passenger Service	0	3	3	2	0	0	8
Strengthening Motor Vehicle Safety	0	4	0	0	0	0	4
Strengthening Capacity for Environmental Assessments	0	1	1	0	0	0	2
Treasury Board of Canada Secretariat	623	591	550	29	26	26	1,844
Service Income Security Insurance Plan and other Public Service Employee Benefits	623	554	511	0	0	0	1,688
Enabling Digital Services to Canadians	0	10	20	20	20	20	90
Stabilizing and Future Transformation of the Federal Government’s Pay Administration (Phoenix)	0	15	8	0	0	0	23
Public Service Centre on Diversity, Inclusion and Wellness	0	5	5	4	4	4	20
Modernizing Canada’s Regulatory Framework	0	4	4	3	0	0	11
Placing Evidence at the Centre of Program Evaluation and Design	0	2	2	2	2	2	10
Horizontal Skills Review	0	1	0	0	0	0	1
Veterans Affairs Canada	0	26	26	5	5	5	67
Better Services for Veterans	0	21	21	0	0	0	43
Cemetery and Grave Maintenance	0	5	5	5	5	5	24
Western Economic Diversification Canada	0	43	43	43	43	37	208
Regional Development Agencies	0	30	30	30	30	30	149
Rick Hansen Institute	0	6	6	6	6	0	24
A New Women Entrepreneurship Strategy	0	7	7	7	7	7	35
Allocation to be determined	0	-72	-197	-306	-186	-126	-887
Protecting Canada’s Nature, Parks and Wild Spaces	0	0	0	0	120	180	300
Stabilizing and Future Transformation of the Federal Government’s Pay Administration (Phoenix)	0	25	0	0	0	0	25
Implementing the 2030 Sustainable Development Agenda	0	3	3	3	3	3	16
2021 Census of Population and Census of Agriculture	0	0	0	-9	-9	-9	-28
Enabling Digital Services to Canadians-Funding Sourced From Existing Departmental Resources	0	-100	-200	-300	-300	-300	-1,200
Total - Budget 2018 Measures	690	6,521	6,416	5,676	6,375	6,240	31,917
Net adjustment to be on a 2018-19 Estimates Basis	-	520	-	-	-	-	-
Total (2018-19 on an Estimates Basis)	-	7,040	-	-	-	-	-

338	Annex 2

4.2 Reconciliation of Budget 2018 Expenses with 2018–19 Planned Estimates

Under this reconciliation, the accrual expense forecast is decomposed into eight building blocks beginning with Planned Estimates authorities, Budget 2018 measures, additional Estimates authorities for which Parliamentary approval may be sought later in the fiscal year, amounts forecasted to remain unspent or carried forward from total authorities, further spending financed by departmental revenues, spending-like programs delivered through the tax system, and remaining accrual and consolidation adjustments required to put the forecast on the same accounting basis as the Public Accounts of Canada Volume I. These building blocks are consistent with concepts and definitions used in the Public Accounts of Canada Volume II.

Details of Economic and Fiscal Projections	339

Table A2.12

Reconciliation of Budget 2018 Expenses with the 2018–19 Planned Estimates billions of dollars

	(1)	(2)	(3)	(4)	(5)
	Planned Estimates	Budget 2018 measures	Other anticipated authorities	Unspent/ carried forward	Net expenditures
Direct program expenses of large departments
National Defence	20.4	0.0	0.8	(0.9)	20.2
Indigenous Services Canada	9.3	1.3	0.7	(0.3)	11.0
Employment and Social Development Canada	7.2	0.0	0.4	(0.1)	7.5
Treasury Board of Canada Secretariat	6.6	0.6	(2.1)	(1.6)	3.4
Global Affairs Canada	6.5	0.7	0.2	(0.3)	7.2
Canada Revenue Agency	4.2	0.1	0.3	(0.3)	4.3
Infrastructure Canada	4.0	0.0	0.4	(0.6)	3.8
Royal Canadian Mounted Police	3.5	0.2	0.2	(0.1)	3.8
Public Services and Procurement Canada	3.2	0.7	0.6	(0.6)	3.9
Crown-Indigenous Relations and Northern Affairs Canada	3.1	0.3	0.7	(0.3)	3.8
Innovation, Science and Economic Development Canada	2.9	0.1	0.2	(0.4)	2.8
Agriculture and Agri-Food Canada	2.5	0.0	0.0	(0.1)	2.4
Fisheries and Oceans Canada	2.4	0.2	1.0	(0.3)	3.4
Correctional Service Canada	2.4	0.1	0.2	(0.1)	2.7
Immigration, Refugees and Citizenship Canada	2.3	0.1	1.4	(1.2)	2.6
Canada Border Services Agency	1.8	0.2	0.3	(0.1)	2.1
Transport Canada	1.5	0.1	0.1	(0.2)	1.5
Environment and Climate Change Canada	1.5	0.1	0.1	(0.1)	1.6
Natural Resources Canada	1.5	0.0	0.0	(0.1)	1.3
Health Canada	1.4	0.2	0.1	(0.0)	1.6
Canadian Heritage	1.3	0.1	0.0	(0.0)	1.4
Public Safety Canada	1.2	0.0	0.0	(0.0)	1.2
Department of Finance Canada	0.7	0.0	0.1	(0.1)	0.7
Sub-total	91.4	5.0	5.7	(7.8)	94.3
Consolidated Crown Corporations	5.0	0.4	0.0	(0.4)	4.9
Other direct program expenses	22.5	1.7	3.4	(1.5)	26.1
Total direct program expenses	118.9	7.0	9.2	(9.8)	125.3
Major transfers	127.1	0.0	0.0	0.0	127.1
Public debt charges	22.8	0.0	0.0	0.0	22.8
Total expenses	268.8	7.0	9.2	(9.8)	275.3

340	Annex 2

	(5)	(6)	(7)	(8)	(9)
	Net expenditures	Netted revenues	Tax credits & repayments	Accrual & consolidation adjustments	Budget expense forecast
Direct program expenses of large departments
National Defence	20.2	0.3	0.0	5.0	25.5
Indigenous Services Canada	11.0	0.2	0.0	(0.2)	11.0
Employment and Social Development Canada	7.5	1.9	0.0	(0.1)	9.3
Treasury Board of Canada Secretariat	3.4	0.7	0.0	(1.1)	3.1
Global Affairs Canada	7.2	0.0	0.0	(0.5)	6.7
Canada Revenue Agency	4.3	0.4	3.4	3.0	11.0
Infrastructure Canada	3.8	0.0	0.0	(1.0)	2.8
Royal Canadian Mounted Police	3.8	1.9	0.0	0.3	6.0
Public Services and Procurement Canada	3.9	3.2	0.0	(3.6)	3.5
Crown-Indigenous Relations and Northern Affairs Canada	3.8	0.0	0.0	(1.2)	2.6
Innovation, Science and Economic Development Canada	2.8	0.3	0.0	(0.3)	2.8
Agriculture and Agri-Food Canada	2.4	0.0	0.0	(0.1)	2.4
Fisheries and Oceans Canada	3.4	0.0	0.0	(1.3)	2.1
Correctional Service Canada	2.7	0.1	0.0	(0.4)	2.4
Immigration, Refugees and Citizenship Canada	2.6	0.4	0.0	(0.2)	2.8
Canada Border Services Agency	2.1	0.0	0.0	(0.2)	1.9
Transport Canada	1.5	0.1	0.0	(0.1)	1.5
Environment and Climate Change Canada	1.6	0.1	0.0	(0.1)	1.5
Natural Resources Canada	1.3	0.0	0.0	(0.1)	1.3
Health Canada	1.6	0.1	0.0	(0.2)	1.6
Canadian Heritage	1.4	0.0	0.0	0.0	1.4
Public Safety Canada	1.2	0.0	0.0	(0.1)	1.1
Department of Finance Canada	0.7	0.0	0.0	0.0	0.7
Sub-total	94.3	9.7	3.4	(2.4)	105.0
Consolidated Crown Corporations	4.9	0.0	0.0	3.9	8.8
Other direct program expenses	26.1	0.9	0.0	(0.2)	26.7
Total direct program expenses	125.3	10.6	3.4	1.3	140.5
Major transfers	127.1	0.0	23.7	20.8	171.7
Public debt charges	22.8	0.0	0.0	3.5	26.3
Total expenses	275.3	10.6	27.1	25.6	338.5
Note:Totals may not add due to rounding.

Details of Economic and Fiscal Projections	341

1. Planned Estimates

The Estimates reflect authorities approved in previous budgets and confirmed by Treasury Board for all organizations that receive a voted appropriation from Parliament. The Estimates also include, for information, forecasts of spending under most statutory authorities previously provided by Parliament.

The Estimates are presented on a modified cash basis of accounting. Figures are net of certain revenues collected by departments, which departments can re-spend to reduce the level of appropriations sought from Parliament.

The Estimates are designed primarily to support Parliament’s scrutiny of the portion of government spending that requires annual approval through the appropriation acts. As such, they exclude several programs where authorities and reporting to Parliament are established under separate regimes, most notably the Employment Insurance Operating Account and programs delivered through the tax system.

Estimates include both budgetary authorities (for expenditures which impact the income statement) and non-budgetary authorities (for balance sheet transactions). As the objective in this reconciliation table is to identify transactions and adjustments that affect accrual expenses, the Planned Estimates column includes only budgetary authorities.

2. Budget 2018 measures

This column is based on the Budget 2018 measures by department (cash basis) in Table A2.11, adjusted to follow the same accounting and presentational conventions as the Estimates (for example, as discussed above, amounts related to the Employment Insurance Operating Account do not flow through the Estimates).

Measures affecting departments other than the 23 identified in the table are grouped in the “Other direct program expenses” row.

3. Other anticipated authorities

This category captures a range of forecasted authorities for measures and mechanisms that have been approved in principle off cycle or in previous budgets, or that have already been authorized under existing legislation, and that are expected to appear in a Supplementary Estimates or the Public Accounts.

For example, a revolving fund or a department with multi-year appropriations may have authority to carry forward unspent authorities from 2017–18 into 2018–19, but that amount cannot be confirmed until the audited financial results for 2017–18 become available.

Similarly, the Treasury Board manages several central votes for carry-forwards, certain eligible personnel expenditures and other contingencies that are initially presented under Treasury Board Secretariat and subsequently allocated to departments throughout the year as departments meet eligibility requirements.

342	Annex 2

Another common reason authorities are not sought until a Supplementary Estimates is that a previous budget or off-cycle measure has not yet received the supporting policy or program approval.

There are also certain statutory authorities, often small, which may not be included for information in the Estimates but which are reported in the Public Accounts.

Note that the sum of the values in the first three columns represent a forecast of total budgetary authorities available by department, consistent with the concepts and definitions applied in the Public Accounts of Canada Volume II Section 1 Table 5.

4. Unspent/carried forward

This column is the forecasted difference between the forecast of potential spending authorities for 2018–19 (authorities from the first three columns) and anticipated spending over that period (net expenditures in the fifth column).

Specifically, the Estimates show the maximum amount of appropriated funding that can be spent at a point in time, while the budget projects the amount of spending that will likely be spent over the entire course of the fiscal year.

The budget forecast recognizes that some amount of authorities included in the Estimates will remain unspent at the end of the fiscal year. These unspent amounts are either carried forward automatically into subsequent years or they ‘lapse’. Amounts that technically lapse in one year are often spent in a subsequent year as they are reprofiled and included in a future Estimates.

Lapses are influenced by many factors, such as contract and project delays, uncommitted authorities in Treasury Board managed central votes, as well as departmental funds management practices to ensure that spending does not exceed the authorities approved by Parliament.

In terms of Public Accounts Volume II Section 1 Table 5, this column aligns with the sum of ‘Available for use in subsequent years’ and ‘Lapsed’.

5. Net expenditures

Expenditures are largely funded through voted appropriations and statutory authorities, and to a limited extent through departmental revenues. In the Estimates, authorities and expenditures are presented on a “net” basis, i.e. excluding expenditures expected to be funded by departmental revenues, in order to reflect the expected impact on the Consolidated Revenue Fund.

Figures in this column are presented on the same modified cash basis of accounting as the Estimates, and represent a forecast of the corresponding amount in Public Accounts Volume II Section 1 Table 5.

Details of Economic and Fiscal Projections	343

6. Netted revenues

Certain expenditures are funded through departmental revenues. Accrual expenses in the budget and the Public Accounts are on a ‘gross’ basis, so revenues that are netted against expenditures in the Estimates are added back in order to arrive at forecasted accrual expenses. Summing the figures in the Net expenditures column with the Netted revenues column would yield ‘Total gross expenditures’ on a modified cash basis of accounting. Net expenditures, Netted revenues and Total gross expenditures are reported by department in Public Accounts Volume II Section 1 Table 3.

7. Tax credits & repayments

This column captures expenditures forecasted to be delivered through the tax system, but not shown in the Estimates. Costs related to the Canada Child Benefit are the largest component in this column (shown in the Major transfers row). Tax credits and repayments that are considered direct program expenses are shown in the Canada Revenue Agency row, and include incentives for research and development, the Canada Workers Benefit as well as refundable tax credits.

Parliament does not authorize annual spending for such tax expenditures and refundable tax credits, which are instead legislated through the Income Tax Act. These expenditures are reported in Public Accounts Volume II Section 1 Table 3a. In addition, the Department of Finance’s annual Report on Federal Tax Expenditures includes both historical and forecasted values by program.

8. Accrual & consolidation adjustments

This column captures other differences in accounting basis and scope between the Estimates and the Budget/Public Accounts of Canada.

The Budget is presented on an accrual basis whereas the Estimates are presented on a modified cash basis. As a result, certain items such as acquisitions of tangible capital assets will be reported differently between the two publications. Under accrual accounting, the cost to acquire an asset is amortized over the expected life of the asset, whereas under modified cash accounting, the cost is recognized as disbursements are made. For example, if a building is acquired that has a useful life of 30 years, then accrual accounting will see the cost amortized over the 30-year life of the asset, while cash accounting will portray the cost only in the first few years when the payments are made.

Other examples of accrual adjustments include bad debt expenses, operating expenses and public debt charges related to pensions and benefits for which cash disbursements are expected to be made in subsequent years but for which expenses are accrued in the current year.

344	Annex 2

All costs related to consolidated specified purpose accounts, and certain costs related to consolidated Crown corporations, are also included here, including some amounts announced in Budget 2018. The most important is Employment Insurance (EI) benefits. Most EI costs are paid directly out of the Employment Insurance Operating Account, rather than a departmental appropriation, and are therefore not specifically included in Estimates, though they are included in the budget. Similarly, expenses of consolidated Crown corporations that are funded from their own revenues are also captured here.

A final consolidation adjustment included is the reversal of expenses that are internal to government, such as when one department pays another to provide it with a service.

This column represents a forecast consistent with a group of adjustments reported in Public Accounts Volume II Section 1 Table 3a.

9. Budget expense forecast

This column represents final external expenses on an accrual basis, inclusive of all budget and off-cycle measures outlined in the budget.

4.3 Sensitivity of Fiscal Projections to Economic Shocks

Changes in economic assumptions affect the projections for revenues and expenses. The following tables illustrate the sensitivity of the budgetary balance to a number of economic shocks:

•	A one-year, 1-percentage-point decrease in real GDP growth driven equally by lower productivity and employment growth.

•

A decrease in nominal GDP growth resulting solely from a one-year, 1-percentage-point decrease in the rate of GDP inflation (assuming that the Consumer Price Index (CPI) moves in line with GDP inflation).

•	A sustained 100-basis-point increase in all interest rates.

These sensitivities are generalized rules of thumb that assume any decrease in economic activity is proportional across income and expenditure components, and are meant to provide a broad illustration of the impact of economic shocks on the outlook for the budgetary balance. Actual economic shocks may have different fiscal impacts. For example, they may be concentrated in specific sectors of the economy or cause different responses in key economic variables (e.g. GDP inflation and CPI inflation may have different responses to a given shock).

Details of Economic and Fiscal Projections	345

Table A2.13

Estimated Impact of a One-Year, 1-Percentage-Point Decrease in Real GDP Growth on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5
Federal revenues
Tax revenues
Personal income tax	-3.3	-3.1	-3.5
Corporate income tax	-0.4	-0.5	-0.5
Goods and Services Tax	-0.4	-0.4	-0.4
Other	-0.2	-0.2	-0.2
Total tax revenues	-4.2	-4.2	-4.6
Employment Insurance premiums	0.2	0.5	0.6
Other revenues	-0.1	-0.1	-0.1
Total budgetary revenues	-4.2	-3.7	-4.1
Federal expenses
Major transfers to persons
Elderly benefits	0.0	0.0	0.0
Employment Insurance benefits	0.8	0.8	0.5
Children’s benefits	0.0	0.1	0.1
Total	0.8	0.9	0.6
Other program expenses	-0.2	-0.3	-0.4
Public debt charges	0.0	0.2	0.6
Total expenses	0.7	0.8	0.7
Budgetary balance	-4.8	-4.5	-4.9
Note:	Totals may not add due to rounding.

A 1-percentage-point decrease in real GDP growth proportional across income and expenditure components reduces the budgetary balance by $4.8 billion in the first year, $4.5 billion in the second year and $4.9 billion in the fifth year (Table A2.13).

•

Tax revenues from all sources fall by a total of $4.2 billion in the first two years. Personal income tax revenues decrease as employment and the underlying tax base fall. Corporate income tax revenues fall as output and profits decrease. GST revenues decrease as a result of lower consumer spending associated with the fall in employment and personal income.

•

EI premium revenues increase as a result of an increase in the EI premium rate, which, under the seven-year break-even mechanism adjusts to offset the increase in benefits due to the higher number of unemployed, such that the EI Operating Account balances over time.

•

Expenses rise, mainly reflecting higher EI benefits (due to an increase in the number of unemployed) and higher public debt charges (reflecting a higher stock of debt due to the lower budgetary balance). This rise is partially offset by lower other program expenses (as certain programs are linked to growth in nominal GDP).

346	Annex 2

Table A2.14

Estimated Impact of a One-Year, 1-Percentage-Point Decrease in GDP Inflation on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5
Federal revenues
Tax revenues
Personal income tax	-2.5	-2.1	-2.1
Corporate income tax	-0.4	-0.5	-0.5
Goods and Services Tax	-0.4	-0.4	-0.4
Other	-0.2	-0.2	-0.2
Total tax revenues	-3.5	-3.1	-3.3
Employment Insurance premiums	-0.1	-0.1	-0.2
Other revenues	-0.1	-0.1	-0.1
Total budgetary revenues	-3.7	-3.4	-3.6
Federal expenses
Major transfers to persons
Elderly benefits	-0.4	-0.6	-0.7
Employment Insurance benefits	-0.1	-0.1	-0.1
Children’s benefits	0.0	-0.1	-0.3
Total	-0.5	-0.8	-1.1
Other program expenses	-0.5	-0.7	-1.3
Public debt charges	-0.6	0.1	0.2
Total expenses	-1.5	-1.4	-2.1
Budgetary balance	-2.1	-2.0	-1.4
Note:	Totals may not add due to rounding.

Details of Economic and Fiscal Projections	347

A 1-percentage-point decrease in nominal GDP growth proportional across income and expenditure components resulting solely from lower GDP inflation (assuming that the CPI moves in line with GDP inflation) lowers the budgetary balance by $2.1 billion in the first year, $2.0 billion in the second year and $1.4 billion in the fifth year (Table A2.14).

•

Lower prices result in lower nominal income and, as a result, personal income tax revenues decrease. As the parameters of the personal income tax system are indexed to inflation, the fiscal impact is smaller than under the real shock. For the other sources of tax revenue, the negative impacts are similar under the real and nominal GDP shocks.

•	EI premium revenues decrease in response to lower earnings.

•	Other revenues decline slightly as lower prices lead to lower revenues from the sales of goods and services.

•

Partly offsetting lower revenues are the declines in the cost of statutory programs that are indexed to inflation, such as elderly benefit payments, which puts downward pressure on federal program expenses. Payments under these programs are smaller if inflation is lower. In addition, other program expenses are also lower as certain programs are linked directly to growth in wages and nominal GDP.

•	Public debt charges decline in the first year due to lower costs associated with Real Return Bonds, then rise due to the higher stock of debt.

Table A2.15

Estimated Impact of a Sustained 100-Basis-Point Increase in All Interest Rates on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5
Federal revenues	1.4	2.0	2.8
Federal expenses	2.0	3.4	5.6
Budgetary balance	-0.6	-1.5	-2.8
Note:	Totals may not add due to rounding.

An increase in interest rates decreases the budgetary balance by $0.6 billion in the first year, $1.5 billion in the second year and $2.8 billion in the fifth year (Table A2.15). The decline stems entirely from increased expenses associated with public debt charges. The impact on debt charges rises through time as longer-term debt matures and is refinanced at higher rates. Moderating the overall impact is an increase in revenues associated with the increase in the rate of return on the Government’s interest-bearing assets, which are recorded as part of other revenues. The impacts of changes in interest rates on public sector pension and benefit expenses are excluded from the sensitivity analysis.

348	Annex 2

4.4 Update on Allocation of Infrastructure Investments

In Budgets 2016 and 2017, the Government laid out its plan to invest more than $180 billion in infrastructure over twelve years. This plan is underway and is supporting new infrastructure projects and economic activity across Canada. To date, over 7,800 projects, with combined investments of over $32 billion, have been approved for communities across the country. The Government is also finalizing negotiations with the provinces and territories to provide long-term funding through integrated bilateral agreements. These agreements will support new investments in public transit; green infrastructure; community, culture and recreation infrastructure; and rural and northern communities.

The funding profiles for a number of federal infrastructure programs have been updated for Budget 2018 to reflect when the Government expects to receive claims from recipients. The Government is also working to improve financial reporting and accountability under its infrastructure programs so that it is clear when projects get underway, when costs are incurred, and when federal funds flow to other levels of government.

It is expected that further adjustments to these allocations will be made over time to ensure infrastructure funding is available to other jurisdictions when it is needed.

Table A2.16

Updated Allocation of Legacy Infrastructure Programs (Pre-2016)

millions of dollars

	Prior years	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	Future years	Total
Amount as of Budget 2017	7,792	1,456	1,821	2,190	2,019	2,168	2,034	1,711	21,189
Budget 2018 Allocation	5,916	1,112	1,532	1,847	2,165	2,441	2,056	4,120	21,189
Reprofile	-1,875	-344	-288	-344	146	273	23	2,409	0

Details of Economic and Fiscal Projections	349

Table A2.17

Budget 2016 Infrastructure Investments – Updated Profile

millions of dollars

	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	Total
Amount as of Budget 2017	3,368	5,992	3,315	877	749	84	10	3	14,398
Budget 2018 Allocation
Public Transit	45	210	683	1,452	1,010	0	0	0	3,400
Green Infrastructure	356	773	1,044	1,534	1,252	85	10	3	5,057
Social Infrastructure	1,638	1,694	53	36	20	0	0	0	3,441
Strategic Investments in Post-Secondary Institutions	749	1,001	250	0	0	0	0	0	2,000
Rural Broadband	6	81	253	108	52	0	0	0	500
Total Budget 2018 Allocation	2,794	3,759	2,283	3,130	2,334	85	10	3	14,398
Reprofile	-575	-2,232	-1,032	2,253	1,585	1	0	0	0

350	Annex 2

Table A2.18

Budget 2017 Investing in Canada Plan – Updated Profile

millions of dollars

	2017– 2018	2018– 2019	2019– 2020	2020– 2021	2021– 2022	5- year total
Total Amount Provisioned as of Budget 2017	645	4,049	4,838	5,400	6,183	21,115
Public Transit - Budget 2017 Allocation	164	1,100	1,100	1,200	1,400	4,964
Public Transit Bilateral Agreements	19	455	708	821	1,177	3,181
Canada Infrastructure Bank	149	123	210	131	242	855
Smart Cities Challenge	4	1	4	9	11	29
Other horizontal initiatives[1]	9	16	21	21	21	86
Subtotal-Budget 2018 Allocation	182	595	943	981	1,451	4,152
Reprofile of Public Transit Allocation	17	-505	-157	-219	51	-813
Rural and Northern - Budget 2017 Allocation	0	150	150	150	200	650
Rural and Northern Communities Bilateral Agreements	2	15	23	61	99	200
Subtotal-Budget 2018 Allocation	2	15	23	61	99	200
Reprofile of Rural and Northern Allocation	2	-135	-127	-89	-101	-450
Green Infrastructure - Budget 2017 Allocation	21	999	1,199	1,400	1,731	5,351
Green Infrastructure Bilateral Agreements	9	156	143	557	475	1,341
Canada Infrastructure Bank	0	138	225	296	457	1,116
Smart Cities Challenge	0	5	4	9	11	29
Disaster Mitigation and Adaptation	0	45	100	100	200	445
Climate Adaptation and Resilience	21	33	35	35	34	157
Smart Grid and Clean Electricity	0	25	25	25	25	100
Emerging Renewable Energy Technologies	0	25	50	50	50	175
Reducing the Reliance of Rural and Remote Communities on Diesel	0	22	26	46	47	141
Electric Vehicles and Alternative Fuels	0	30	30	30	30	120
Energy Efficient Building Codes	0	20	22	24	22	87
Improving Indigenous Communities	0	175	200	225	200	800
Arctic Energy Fund	0	2	4	12	20	38
Reserved Green Funding	0	0	0	0	176	176
Other horizontal initiatives[1]	0	24	19	19	18	81
Subtotal-Budget 2018 Allocation	30	700	884	1,428	1,765	4,806
Reprofile of Green Allocation	9	-300	-315	28	33	-544
Trade and Transportation - Budget 2017 Allocation	461	617	700	800	884	3,462
Modernizing Transportation	11	16	16	17	17	76
Connecting Communities by Rail and Water[2]	300	309	324	87	100	1,120
National Trade Corridors Fund	31	78	156	169	184	618
Climate Risk Assessments	3	3	3	3	3	16
Canada Infrastructure Bank	0	0	0	234	442	676
Information System	5	5	5	5	5	23
Oceans Protection Plan[2]	152	246	236	230	203	1,067
Heavy-duty Vehicles and Off-Road Regulations	1	2	2	2	2	8
Less: Funds in the fiscal framework and other revenues	-42	-42	-42	-22	-61	-208
Subtotal-Budget 2018 Allocation	461	617	700	724	894	3,396
Reprofile of Trade and Transportation Allocation	0	0	0	-76	11	-65
Social Infrastructure - Budget 2017 Allocation	-1	1,183	1,688	1,850	1,968	6,688
Early Learning and Child Care	0	540	545	550	550	2,185
Canada Cultural Spaces Fund	0	30	30	30	30	120
Enabling Accessibility Fund	0	8	8	8	8	31
Cultural and Recreational Bilateral Agreements	1	8	15	41	67	132
Community Educational Infrastructure	0	4	4	4	8	20
Home Care Infrastructure	0	200	250	250	300	1,000
Smart Cities Challenge	0	5	4	9	11	29
Improving Indigenous Communities	0	175	200	225	200	800
FPT Housing Partnership Framework	0	0	355	460	530	1,345
National Housing Co-Investment Fund	0	169	333	383	447	1,332
Other National Housing Strategy Initiatives	12	163	287	316	346	1,124
Less: Funds in the fiscal framework and other revenues	-13	-76	-255	-321	-404	-1,069
Subtotal-Budget 2018 Allocation	0	1,226	1,776	1,955	2,093	7,049
Reprofile of Social Infrastructure Allocation	1	43	88	104	125	361
Grand Total - Budget 2018 Allocation	674	3,153	4,326	5,149	6,301	19,603
Total Reprofile of Budget 2017 Infrastructure Allocation	29	-896	-512	-251	118	-1,512
1	Includes funding allocations to support other initiatives such as Innovation Superclusters, Women in Construction Fund and Indigenous Capacity Building.
2	Connecting Communities by Rail and the Ocean Protection Plan include funding to support capital projects where costs are amortized over the useful life of the asset. The 11-year totals include the remaining amortization amounts beyond 2027-28.

Details of Economic and Fiscal Projections	351

2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027	2027– 2028	Total
7,911	8,885	9,764	10,733	11,132	11,207	81,200
2,520	2,804	3,189	3,748	3,996	4,078	25,300
1,425	1,925	2,328	3,448	3,529	4,275	20,110
510	586	631	689	839	889	5,000
21	11	18	8	13	0	100
4	0	0	0	0	0	90
1,960	2,521	2,977	4,145	4,381	5,164	25,300
-560	-282	-212	397	385	1,086	0
200	200	200	250	250	250	2,000
138	196	238	441	345	443	2,000
138	196	238	441	345	443	2,000
-62	-4	38	191	95	193	0
2,200	2,498	2,794	3,000	3,028	3,030	21,900
749	937	1,134	1,488	1,626	1,940	9,215
525	601	646	704	704	704	5,000
21	11	18	8	13	0	100
200	250	250	255	300	300	2,000
21	21	21	21	21	21	281
0	0	0	0	0	0	100
25	0	0	0	0	0	200
47	32	0	0	0	0	220
0	0	0	0	0	0	120
26	25	25	20	0	0	182
200	200	200	200	200	200	2,000
28	40	48	86	70	90	400
276	276	325	320	320	308	2,000
1	0	0	0	0	0	82
2,118	2,392	2,666	3,102	3,253	3,563	21,900
-82	-106	-128	101	225	533	0
920	978	1,036	1,091	1,077	1,083	10,100
1	0	0	0	0	0	77
104	87	100	96	82	89	1,925
230	230	230	230	230	230	2,000
0	0	0	0	0	0	16
599	674	719	778	778	778	5,000
5	5	5	5	5	5	50
9	9	9	9	9	9	1,325
1	1	1	1	1	1	16
-17	-17	-17	-17	-17	-17	-309
931	989	1,047	1,102	1,088	1,094	10,100
11	11	11	11	11	11	0
2,072	2,405	2,545	2,643	2,781	2,766	21,900
725	775	775	800	870	870	7,000
30	30	30	30	30	30	300
8	8	8	8	8	8	77
93	132	160	286	233	310	1,347
8	8	8	12	12	12	80
0	0	0	0	0	0	1,000
21	11	18	8	13	0	100
200	200	200	200	200	200	2,000
675	810	975	1,160	1,330	1,445	7,740
461	628	677	687	675	674	5,134
347	349	354	354	359	339	3,226
-472	-629	-786	-919	-1,055	-1,174	-6,103
2,096	2,321	2,420	2,625	2,675	2,713	21,900
25	-84	-125	-18	-106	-53	0
7,242	8,419	9,348	11,414	11,743	12,977	81,200
-669	-465	-416	681	611	1,770	0

352	Annex 2

Strengthening and Modernizing Canada’s Financial Sector

Canadians expect and deserve a stable financial system that safeguards their savings and investments. They want technology to make everyday banking easier, to provide them with up to date and accurate information. At the same time, they want to know information is secure, products and services offered meet the highest standard of quality and safety, and that the fees they are paying for products and services are fair.

In this spirit, the Government proposes to advance measures that will strengthen financial sector stability, support innovation and competition in the financial sector; and bolster consumer protection.

Ensuring a Safe and Sound Financial System

Modernizing the Deposit Insurance Framework

Deposit insurance contributes to maintaining public confidence in the financial system by protecting depositors’ savings in the unlikely event that a deposit taking institution fails. The Department of Finance Canada held public consultations on changes considered to the deposit insurance framework in the fall of 2016.

Budget 2018 proposes to introduce legislative amendments to the Canada Deposit Insurance Corporation Act to modernize and enhance the Canadian deposit insurance framework to ensure it continues to meet its objectives. These changes would modernize the scope of deposit insurance coverage to better reflect products currently offered in the market, address the complexity of trust deposits, help protect depositors and improve understanding of insurance coverage, and ultimately better support financial stability.

Canada’s Financial Sector / Debt Management Strategy for 2018–19	353

Financial Market Infrastructure Resolution

Financial Market Infrastructures (FMIs) facilitate the clearing, settling, or recording of payments, securities, derivatives, and other financial transactions among participating institutions and financial brokers. They act as a hub for financial transactions. FMIs allow consumers and firms to safely and efficiently purchase goods and services, make financial investments, and transfer funds, playing a vital role in the financial sector and the economy as a whole.

Under the Payment Clearing and Settlement Act, FMIs that are considered to have the potential to pose systemic or payments system risk can be designated, and are subject to the Bank of Canada’s oversight for risk management. In a worse case scenario, the disorderly failure of a systemically important FMI could result in severe market disruption, contagion to other FMIs (and the financial system more broadly) with the potential to negatively impact the Canadian economy.

Based on collaborative work with FMIs and provincial regulators, Budget 2018 proposes to introduce legislative amendments that would implement a resolution framework for Canada’s systemically important FMIs. The objectives of the FMI resolution regime are to maintain the critical services of the FMI, promote financial stability, and reduce potential public exposure to loss.

Maintaining a Robust Currency Regime

Canadians need secure bank notes that they can use with confidence and pride.

Payment technologies continue to evolve, but cash remains a resilient payment instrument. However, large denominations facilitate illicit activities such as counterfeiting, money laundering and tax evasion.

The Government proposes to introduce legislative amendments to facilitate the maintenance of high-quality bank notes in the money supply and to provide greater clarity on the bank notes that can be used as legal tender. These changes would allow the Government to better manage the money supply so that it is safe and secure for Canadians.

Following these legislative amendments, the Government intends to initiate the process to remove the legal tender status of bank note denominations no longer issued by the Bank of Canada (i.e., $1000, $500, $25, $2 and $1). The Bank of Canada would continue to honour these bank notes and exchange them at their face value.

In addition, legislation governing the declaration of currency and monetary instruments is in place to protect Canadians and the integrity of the Canadian financial system, while supporting the efficient flow of travellers at the border. The Government will propose targeted amendments to ensure that this legislation remains up to date.

354	Annex 3

Fostering Innovation and Competition

Review of Open Banking

Financial technology (fintech) is driving change in the financial sector, and has the potential to increase innovation and competition, providing Canadians with more affordable and useful services, and increasing financial inclusion as specific customers or markets (e.g. small and medium sized businesses) are better served.

Within this overall context, a number of international jurisdictions are implementing open banking platforms. At its core, open banking is about empowering consumers to share their financial data between their financial institution and other third party providers through secure data sharing platforms. This in turn enables financial service providers to offer more tailored products and services, on a more competitive and innovative basis. Open banking also has the potential to provide consumers with greater transparency on the products and services offered by financial institutions, thus allowing them to make more informed decisions, and makes it easier for consumers to move and manage their money.

Recognizing these potential benefits, the Government proposes to undertake a review of the merits of open banking in order to assess whether open banking would deliver positive results for Canadians with the highest regard for consumer privacy, data security and financial stability.

Supporting an Innovative Retail Payments System

Innovative, well-functioning retail payments systems allow consumers and businesses to transfer payments smoothly and efficiently. The Government is undertaking consultations with stakeholders, including provinces and territories, on a proposed oversight framework that aims to ensure that retail payment services continue to be reliable and safe for Canadians and the providers of such services can continue to develop faster, cheaper and more convenient methods of payments.

The framework would strengthen the reliability of the payment system for consumers when they purchase goods and services or transfer money, and foster innovation in the payments sector.

Budget 2018 announces the Government’s intention to introduce legislative amendments to implement a new framework for the oversight of retail payments following the conclusion of consultations. In the coming months, the Government also proposes to launch a review of the Canadian Payments Act to ensure that Payments Canada is well positioned to continue to fulfill its public policy objectives of ensuring the efficiency, safety and soundness of its systems. The review will include consultations with stakeholders, including provinces and territories.

Canada’s Financial Sector / Debt Management Strategy for 2018–19	355

Modernizing the Financial Sector Framework

To ensure the financial sector keeps pace with global developments and the changing needs of businesses and consumers, Budget 2016 announced consultations with stakeholders as part of a financial sector legislative review. Stakeholders indicated that the financial sector legislative framework is functioning well, but called for targeted updates to adapt to innovations and sectoral developments.

Budget 2018 proposes to introduce legislative amendments to implement targeted proposals from the review. Priority amendments would adapt the legislative framework and facilitate greater partnering in response to the emergence of financial technology (fintech). Proposed changes would include:

•	greater flexibility for financial institutions to undertake and leverage broader fintech activities that enable the delivery of financial services in new and innovative ways;

•	permitting life and health insurance companies to make long-term and predictable investments in infrastructure;

•	providing prudentially regulated deposit-taking institutions, such as credit unions, flexibility to use generic bank terms, subject to disclosure; and,

•	renewing the sunset date in the federal financial institutions statutes.

Additional legislative amendments will be proposed to position the federal framework for the future. These include modernizing financial institutions’ corporate governance, providing for the continued clarity and prudential integrity of federal financial sector legislation, as well as targeted updates to streamline the federal framework and to ensure that it continues to support a stable, competitive and resilient financial sector.

To further enhance Canada’s private pension policy framework, the Government will shortly launch public consultations on a regime to address unclaimed pension balances. Following the consultations, the Government may introduce legislative and regulatory amendments.

Enhancing Consumer Protection in Banking

Canadians expect strong consumer protection standards in their dealings with banks. The Government takes the protection of financial consumers very seriously and intends to ensure that all Canadians benefit from strong consumer protection standards.

Over the last year the Government has undertaken a comprehensive review of the consumer protection framework. Budget 2018 proposes to introduce legislation that would strengthen the Financial Consumer Agency of Canada’s tools and mandate and continue to advance consumers’ rights and interests when dealing with their banks. New legislation will be developed through targeted consultations with stakeholders, including provinces and territories.

356	Annex 3

Treasury Management

The Exchange Fund Account is mainly composed of liquid foreign currency assets, and represents the largest component of Canada’s official international reserves. The Government proposes to introduce legislative amendments to support the administration of the exchange fund account and ensure continuity of related Bank of Canada authorities. Additionally, in January 2019, new International Financial Reporting Standards will come into effect that impact how variety of leases are reported, measured, presented and disclosed. Accordingly, the Government intends to introduce legislative amendments to ensure that Crown corporations are able to implement these new standards without exceeding their statutory authorities or borrowing limits.

Canada’s Financial Sector / Debt Management Strategy for 2018–19	357

Debt Management Strategy for 2018–19

Introduction

The Debt Management Strategy sets out the Government of Canada’s objectives, strategy and borrowing plans for its domestic debt program and the management of its official international reserves. Borrowing activities support the ongoing refinancing of government debt coming to maturity, the execution of the budget plan and the financial operations of the Government. The Debt Management Strategy for 2018–19 reflects Budget 2018 fiscal projections.

The Financial Administration Act requires that the Government table in Parliament, prior to the start of the fiscal year, a report on the anticipated borrowing to be undertaken in the year ahead, including the purposes for which the money will be borrowed. The Debt Management Strategy fulfills this requirement.

Outlook for Government of Canada Debt

The Government of Canada continues to receive triple-A credit ratings, with a stable outlook, from major rating agencies that evaluate its financial position.

Those rating agencies indicate that Canada’s triple-A credit ratings are supported by strong political institutions, economic resilience and economic diversity, well-regulated financial markets, monetary and fiscal flexibility, as well as the country’s effective, stable and predictable policy-making.

Canada’s general government gross debt and net debt positions also remain favourable. According to the International Monetary Fund (IMF), Canada’s net debt-to-GDP (gross domestic product) ratio is the lowest in the Group of Seven (G7), reflecting significant holdings of financial assets.

358	Annex 3

Planned Borrowing Activities for 2018–19 Borrowing Authority

The Minister of Finance is required to seek Parliamentary approval to borrow on behalf of Her Majesty in Right of Canada (i.e., the Government). The authority to manage public debt flows from the Borrowing Authority Act and Part IV of the Financial Administration Act, which together allow the Minister of Finance to borrow money up to a maximum amount as approved by Parliament.

Parliament granted its approval via the Borrowing Authority Act, which came into force on November 23, 2017. With that Act, Parliament authorized a maximum stock of outstanding government and Crown corporation market debt of $1,168 billion. The Government does not expect to exceed this limit in 2018–19 and therefore is not required to seek renewed Parliamentary approval. Outstanding government and Crown corporation market debt is projected to reach $1,066 billion in 2018–19, including $755 billion in projected year-end government market debt and an anticipated Crown corporation market debt stock of approximately $311 billion.

The projected sources and uses of borrowings are presented in Table A3.1. Actual borrowings and uses of funds for the upcoming fiscal year compared with the projections will be reported in the Debt Management Report for 2018–19, and detailed information on outcomes will be provided in the Public Accounts of Canada 2019.

Sources of Borrowings

The aggregate principal amount of money to be borrowed by the Government in 2018–19 is projected to be $258 billion. All borrowing will be sourced from domestic and foreign wholesale markets (Table A3.1).

Canada’s Financial Sector / Debt Management Strategy for 2018–19	359

Table A3.1

Projected Sources and Uses of Borrowings for 2018–19

billions of dollars

Sources of Borrowings
Payable in Canadian currency
Treasury bills[1]	138
Bonds[2]	113
Total payable in Canadian currency	251
Payable in foreign currencies	7
Total cash raised through borrowing activities	258
Uses of Borrowings
Refinancing needs
Payable in Canadian currency
Treasury bills	125
Bonds	94
Of which:
Switch bond buybacks	1
Cash management bond buybacks	35
Retail debt	1
Total payable in Canadian currency	220
Payable in foreign currencies	7
Total refinancing needs	227
Financial source/requirement
Budgetary balance	18
Non-budgetary transactions
Pension and other accounts	-2
Non-financial assets	3
Loans, investments and advances
Enterprise Crown corporations	6
Other	1
Total loans, investments and advances	6
Other transactions[3]	9
Total non-budgetary transactions	17
Total financial source/requirement	35
Net Increase or Decrease (-) in Cash	0
Adjustment for risk[4]	-3
Other unmatured debt transactions[5]	0
Total uses of borrowings	258

Note: Numbers may not add due to rounding. A negative sign denotes a financial source.

1	Treasury bills issued with maturities of less than 12 months are rolled over, or refinanced, a number of times during the year. This results in a larger number of new issues per year than the stock outstanding at the end of the fiscal year, which is presented in the table. Any issuance of ultra-long bonds will reduce the stock of treasury bills.
2	Total bond borrowings presented here is on a cash basis. Including non-cash adjustments of switch buyback issuance and additional debt that accrues as a result of the inflation adjustments to Real Return Bonds, gross bond issuance is expected to be $115 billion.
3	Other transactions primarily comprise the conversion of accrual transactions to cash inflows and outflows for taxes and other accounts receivable, provincial and territorial tax collection agreements, amounts payable to taxpayers and other liabilities, and foreign exchange accounts.
4	The adjustment included in the budgetary deficit for prudent fiscal planning purposes is removed to increase the accuracy of borrowing needs. Debt issuance can be altered during the year to adjust for unexpected changes in financial requirements.
5	Includes cross-currency swap revaluation, unamortized discounts on debt issues and obligations related to capital leases and other unmatured debt.

360	Annex 3

Use of Borrowings

The Government’s borrowing needs are driven by the Government’s projected financial requirements, the refinancing of maturing debt and projected changes in the Government’s cash balances.

Financial requirements measure the net cash flow attributed to the Government’s budgetary and non-budgetary transactions.1 If the Government has a net cash inflow (financial source), it can use the cash to decrease the total debt stock. However, as is currently the case, if a net cash outflow (financial requirement) is projected, the Government must meet that requirement by increasing the total debt stock or by drawing down cash balances.

In 2018–19, the financial requirement is projected to be approximately $35 billion, the refinancing of maturing debt is projected to be $227 billion, and the Government’s cash balances are not projected to change as new borrowings are expected to meet all borrowing requirements.

Actual borrowings for the year may differ due to uncertainty associated with economic and fiscal projections, the timing of cash transactions, and other factors such as changes in foreign reserve needs and Crown corporation borrowings. To adjust for unexpected changes in financial requirements, debt issuance can be altered during the year—typically through changes in the bi-weekly treasury bill issuance and through slight changes in cash balances for smaller adjustments. It should be noted that the $3 billion budgetary risk adjustment included in the budgetary deficit for prudent fiscal planning purposes is subtracted from the calculation of borrowing needs to increase the forecast accuracy.

1	Budgetary transactions include government revenues and expenses. Non-budgetary transactions include changes in federal employee pension accounts; changes in non-financial assets; investing activities through loans, investments and advances; and changes in other financial assets, including foreign exchange activities.

Canada’s Financial Sector / Debt Management Strategy for 2018–19	361

Debt Management Strategy for 2018–19

Objectives

The fundamental objectives of debt management are to raise stable and low-cost funding to meet the financial needs of the Government of Canada and to maintain a well-functioning market for Government of Canada securities. Achieving stable, low-cost funding involves striking a balance between the cost and risk associated with the debt structure as funding needs change and market conditions vary. Having access to a well-functioning government securities market ensures that funds can be raised efficiently over time to meet the Government’s needs. Moreover, to support a liquid and well-functioning market for Government of Canada securities, the Government strives to promote transparency and consistency.

Debt Structure Planning

The Debt Management Strategy for 2018–19 is informed by an analysis of several debt structures over a wide range of economic and interest rate scenarios and forecasts over a medium-term horizon.

The Government seeks to strike a balance between keeping funding costs low and mitigating risks, as measured by metrics such as debt rollover and the variation in annual debt-service charges.

Market Consultations

As in previous years, market participants were consulted as part of the process of developing the debt management strategy.

Market participants indicated that markets for Government of Canada bonds and treasury bills have, for the most part, functioned well throughout the past year. Further details on the views expressed during consultations for the Debt Management Strategy for 2018–19 can be found on the Bank of Canada’s website (http://www.bankofcanada.ca/content_type/press/notices/?post_type%5B0%5D=post&post_type%5B1%5D=page).

362	Annex 3

Composition of Market Debt

The stock of total market debt is projected to reach $755 billion by the end of 2018–19 (Table A3.2).

Table A3.2

Change in Composition of Market Debt

billions of dollars, end of fiscal year

	2014–15 Actual	2015–16 Actual	2016–17 Actual	2017–18 Estimated	2018–19 Projected
Domestic bonds[1]	488	504	536	578	598
Treasury bills	136	138	137	125	138
Foreign debt	20	22	18	16	17
Retail debt	6	5	5	4	2
Total market debt	649	670	695	723	755

Note: numbers may not add due to rounding.

1	Includes switch buyback issuance and additional debt that accrues during the fiscal year as a result of the inflation adjustments to Real Return Bonds.

Over the next decade, the share of domestic market debt outstanding with original terms to maturity of 10 years or more is projected to stay at about the current level (i.e., around 40 per cent). Additionally, the average term to maturity of domestic market debt is projected to remain relatively stable at around 5.5 to 6.5 years over the medium term.

The Government of Canada continues to follow prudent debt management practices compared to global peers. Canada’s level of federal market debt as a proportion of GDP is the lowest among G7 countries. Despite this, Canada has continued to prudently issue debt across different maturity sectors and has maintained a weighted average term to maturity similar to that of most G7 countries.

2018–19 Treasury Bill Program

Borrowing requirements in 2017–18 were lower than projected in Budget 2017 due to a convergence of factors, including increased tax revenues from higher-than-projected economic activity throughout 2017–18. Accordingly, the size of bi-weekly treasury bill auctions declined in response to lower financial requirements, as treasury bills are typically used as the main shock absorber to adjust cash flows according to the evolution and timing of the Government’s borrowing needs. Reflecting this, the stock of treasury bills is projected to decline to $125 billion by the end of 2017–18, $6 billion less than projected in Budget 2017.

In response to feedback from market participants, adjustments are being made in 2018–19 to increase the projected year-end stock of treasury bills. This is consistent with the medium-term objective of maintaining a treasury bill stock that is large enough to support a liquid and well-functioning market for Canadian federal government treasury bills, while also managing debt rollover risk.

Canada’s Financial Sector / Debt Management Strategy for 2018–19	363

Bi-weekly issuance of 3-, 6- and 12-month maturities will be continued in 2018–19, with bi-weekly auction sizes projected to be largely in the $8 billion to $14 billion range. Cash management bills (i.e., short-dated treasury bills) help manage government cash requirements in an efficient manner. These instruments will also continue to be used in 2018–19.

2018–19 Bond Program

In 2018–19, gross bond issuance is projected to be around $115 billion (Table A3.3). This approach balances liquidity requirements in both the treasury bill and core benchmark bond sectors necessary to promote market well-functioning, while also satisfying the Government’s objective of achieving stable, low-cost funding.

Table A3.3

Bond Issuance Plan for 2018–19

billions of dollars, end of fiscal year

	2014–15 Actual		2015–16 Actual		2016–17 Actual		2017–18 Estimated	2018–19 Projected
Gross bond issuance[1]	99	[3]	93	[3]	135	[3]	138	115	[4]
Bond buybacks on a switch basis	-1		-1		-1		-1	-1
Net issuance	98		93		134		138	114
Maturing bonds and adjustments[2]	-84		-78		-103		-95	-94
Change in bond stock	15		16		32		43	20

Note: numbers may not add due to rounding

1	Includes switch buyback issuance and additional debt that accrues during the fiscal year as a result of the inflation adjustments to Real Return Bonds.
2	Includes cash management bond buybacks.
3	Historic bond issuances are accounted for at market value.
4	Unlike the $113 billion in bond issuance presented in Table A3.1, gross bond issuance includes $800 million in switch buybacks and $1.2 billion in additional debt that accrues during the fiscal year as a result of the inflation adjustments to Real Return Bonds.

364	Annex 3

Maturity Date Cycles and Benchmark Bond Target Range Sizes

For 2018–19, slight decreases in benchmark bond target ranges are planned relative to fiscal year 2017–18 (Table A3.4).

Table A3.4

Maturity Date Patterns and Benchmark Size Ranges

billions of dollars

	Feb.	Mar.	May	June	Aug.	Sept.	Nov.	Dec.
2-year	10-16		10-16		10-16		10-16
3-year[1]		4-9				4-9
5-year		11-17				11-17
10-year				10-16
30-year[2]								10-16
Real Return Bonds[2,3]								10-16
Total	10-16	15-26	10-16	10-16	10-16	15-26	10-16	10-16	[2]

Note: These amounts do not include coupon payments

1	Issuance in the 3-year sector will be fungible with the previous 5-year benchmark bonds. The benchmark size range for the 3-year sector presented here is in addition to fungible outstanding previous 5-year benchmark bonds.
2	The 30-year nominal bond and Real Return Bond do not mature each year or in the same year as each other.
3	Includes estimate for inflation adjustment.

Bond Auction Schedule

In 2018–19, there will be quarterly auctions of 2-, 3-, 5- and 10-year bonds, and 30-year Real Return Bonds. Some of these bonds may be issued multiple times per quarter. The number of planned auctions in 2018–19 for each bond sector is shown in Table A3.5. The actual number of auctions that occur may be different than the planned number of auctions due to unexpected changes in borrowing requirements.

Table A3.5

Number of Planned Bond Auctions for 2018–19

Sector	Planned Bond Auctions
2-year	16
3-year	6
5-year	8
10-year	5
30-year	3
30-year switch buyback	2
Real Return Bond	4

Canada’s Financial Sector / Debt Management Strategy for 2018–19	365

The dates of each auction will continue to be announced through the Quarterly Bond Schedule that is published on the Bank of Canada’s website prior to the start of each quarter (www.bankofcanada.ca/stats/cars/results/bd_auction_schedule.html).

Ultra-Long Bond Issuance

The Government will continue to issue ultra-long bonds subject to favourable market conditions and with consideration for the Government’s debt strategy objective of achieving stable, low-cost funding. Potential ultra-long bond issuance dates included in the Quarterly Bond Schedule published on the Bank of Canada’s website would represent a possibility but not a commitment to hold an ultra-long bond auction. An auction would be held only if a Call for Tenders is released confirming the date and size of the auction, and would be posted on the Bank of Canada’s website in the preceding week. Alternatively, a market notice would be released in the preceding week in lieu of a Call for Tenders should the Government decide not to issue an ultra-long bond on the listed date.

Bond Buyback Programs

The Government plans to continue conducting regular bond buybacks on a switch basis and cash management bond buybacks.

Two bond buyback operations on a switch basis are planned for 2018–19. These operations would occur for bonds that were originally issued with terms to maturity of 30 years. The dates of each operation will continue to be announced through the Quarterly Bond Schedule that is published on the Bank of Canada’s website prior to the start of each quarter.

The cash management bond buyback program helps to manage government cash requirements by reducing large bond maturities. Weekly cash management bond buyback operations will be continued in 2018–19. A pilot project to increase the flexibility in the maximum repurchase amount was introduced in January 2017 and will remain in place until further notice.

Management of Canada’s Official International Reserves

The Exchange Fund Account (EFA), which is held in the name of the Minister of Finance, represents the largest component of Canada’s official international reserves. It is a portfolio of Canada’s liquid foreign exchange reserves and special drawing rights (SDRs)2 used to aid in the control and protection of the external value of the Canadian dollar and to provide a source of liquidity to the Government. In addition to the EFA, Canada’s official international reserves include Canada’s reserve position held at the IMF.

2	SDRs are international reserve assets created by the IMF whose value is based on a basket of international currencies.

366	Annex 3

The Government borrows to invest in liquid reserves, which are maintained at a level at or above 3 per cent of nominal GDP. Funding requirements for 2018–19 are estimated to be around US$10 billion, but may vary as a result of movements in foreign interest rates and exchange rates.

The mix of funding sources used to finance the liquid reserves in 2018–19 will depend on a number of considerations, including relative cost, market conditions and the objective of maintaining a prudent foreign-currency-denominated debt maturity structure. Potential funding sources include a short-term US-dollar paper program (Canada bills), medium-term notes, cross-currency swaps involving the exchange of Canadian dollars for foreign currency to acquire liquid reserves, and the issuance of global bonds.

Further information on foreign currency funding and the foreign reserve assets is available in the Report on the Management of Canada’s Official International Reserves (www.fin.gc.ca/purl/efa-eng.asp) and in The Fiscal Monitor (www.fin.gc.ca/pub/fm-rf-index-eng.asp).

Cash Management

The core objective of cash management is to ensure the Government has sufficient cash available at all times to meet its operating requirements.

Cash consists of moneys on deposit with the Bank of Canada, chartered banks and other financial institutions. Cash with the Bank of Canada includes operational balances and balances held for prudential liquidity. Cash balances are projected to remain stable at $37 billion at the end of the fiscal year. Periodic updates on the liquidity position are available in The Fiscal Monitor (www.fin.gc.ca/pub/fm-rf-index-eng.asp).

Prudential Liquidity

The Government holds liquid financial assets in the form of domestic cash deposits and foreign exchange reserves to safeguard its ability to meet payment obligations in situations where normal access to funding markets may be disrupted or delayed. The Government’s overall liquidity levels cover at least one month of net projected cash flows, including coupon payments and debt refinancing needs.

Canada’s Financial Sector / Debt Management Strategy for 2018–19	367